FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 1-14836

ALSTOM

(Translation of registrant’s name into English)

25, avenue Kléber, 75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant in submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

ALSTOM Annual Report Fiscal Year 2003, as filed with the Commission des Opérations de Bourse

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: June 2, 2003	By: /s/ Philippe Jaffré
Name: Philippe Jaffré
Title: Chief Financial Officer

Exhibit 99.1

ALSTOM Annual Report Fiscal Year 2003, as filed with the Commission des Opérations de Bourse

Contents

Chairman & CEO’s message	p. 2

1 Description of activities	p. 4
➢ Overview	p. 5
➢ Power	p. 6
➢ Transmission & Distribution	p. 15
➢ Transport	p. 21
➢ Marine	p. 27
➢ Employees	p. 31

2 Operating and financial review and prospects	p. 34
➢ Overview	p. 35
➢ Operating and financial review	p. 45

3 Consolidated financial statements	p. 90
➢ Statutory auditors’ report	p. 91
➢ Consolidated income statements	p. 93
➢ Consolidated balance sheets	p. 94
➢ Consolidated statements of cash flows	p. 95
➢ Consolidated statement of changes in shareholders’ equity	p. 96
➢ Notes to the consolidated financial statements	p. 97

4 Risks	p. 146
➢ Main risk factors	p. 147
➢ Other risks	p. 156

5 Statutory financial statements	p. 162
➢ Statutory auditors’ reports	p. 163
➢ Statutory accounts	p. 165
➢ Notes to the financial statements	p. 168
➢ Five-year summary	p. 177
➢ Proposal for the appropriation of income	p. 178
➢ Dividends distributed during the three preceding fiscal years	p. 178

6 Other information	p. 180
➢ Corporate governance	p. 181
➢ Share capital	p. 194
➢ Information on the Company	p. 202
➢ Simplified organisation chart	p. 208
➢ Information on the Annual Report	p. 209

Annual Report 2003

Chairman & CEO’s message

“The successful implementation of our action plan is key to securing ALSTOM’s long-term future.”

As recently appointed Chairman & Chief Executive Officer of ALSTOM, I am strongly aware that the unprecedented €1.38 billion net loss recorded in fiscal year 2002/03 and the sharp fall in the Group’s share price are highly disappointing for our shareholders and of concern to our customers, suppliers and employees alike.

A difficult year

Our year-end results were impacted by exceptional losses and difficult market conditions.

The GT24/GT26 gas turbines issues and UK Trains contracts required an additional provision of €1.2 billion after tax, resulting in the significant net loss of €1.38 billion in 2002/03. At the same time, cash outflows linked to these GT24/GT26 issues limited our capacity to reduce debt, which was just under €5 billion as at 31 March 2003.

The market deterioration in Power led to a 4 per cent reduction in our total order intake on a comparable basis to €19.1 billion, in spite of a healthy order intake in Transport. Our order backlog stood at approximately €30 billion, equivalent to 17 months of sales. Sales were stable compared with the prior year, at €21.4 billion.

In view of our current financial position, the Board will propose to the Annual General Shareholders’ Meeting on 2 July 2003 not to pay a dividend for fiscal year 2002/03.

OUR ACTION PLAN

Focusing ALSTOM’s range of activities while strengthening our financial base

Improving our operational peformance and adapting to market conditions

Building a more efficient organisation

Our action plan

The action plan I announced on 12 March 2003 introduces strong measures to improve operational performance and to reduce our high level of debt.

It comprises three main elements:

Focusing ALSTOM’s range of activities while strengthening our financial base

Since we can no longer afford to maintain our broad portfolio of activities, we will refocus the Group on power generation and transport by selling the Transmission & Distribution Sector and our Industrial Turbines businesses. In April 2003, we signed binding agreements for the sale of the Industrial Turbines businesses for a total enterprise value of €1.1 billion. This progress in the realisation of the extended disposal programme, which also includes real estate, gives us confidence in achieving €3 billion proceeds from disposals by March 2004—almost double the previous target of €1.6 billion.

Short-term, we have ensured that our liquidity needs are covered, with new or renewed credit lines of over €1 billion pending disposals. In addition, we will seek to raise funds of up to €600 million through a capital increase by way of a rights issue at the appropriate time.

Annual Report 2003

Chairman & CEO’s message

Improving our operational performance and adapting to market conditions

We have launched the restructuring and cost-reduction programmes necessary to adapt our profile to market conditions and to improve our operational performance.

These measures should lead to recurring annual savings of €500 million by 2005/06.

Building a more efficient organisation

We are now rapidly implementing a more reactive, efficient organisation: most notably, our Power Sector has been reorganised into 3 new operational Sectors, with the result that ALSTOM now comprises five more equally balanced Sectors, plus the Transmission & Distribution Sector pending its disposal. In addition the Group’s Executive Committee has been renewed.

The New ALSTOM

The successful implementation of our action plan is key to securing ALSTOM’s long-term future. I understand, of course, that we will only strengthen the confidence of our shareholders and the financial community at large by delivering results.

Following the disposal programme, ALSTOM will be more focused in power generation and transport, with sales of around €15 billion and a targeted operating margin of 6% by 2005/06. Our free cash flow should be positive and our debt should be halved by March 2005.

I extend warm thanks to our employees around the world for their continued dedication to the Group, and express my sincere appreciation of the support our shareholders and customers continue to show us during these difficult times.

With a restructured industrial base and strong market positions, backed by a worldwide commercial presence and highly competent teams, ALSTOM has the means to build a profitable future.

Patrick Kron
Chairman & Chief Executive Officer

Annual Report 2003

Contents

Description of activities

Overview	p. 5

Power	p. 6

➢ Industry characteristics	p. 7
➢ Competitive position	p. 8
➢ Activities—Segments	p. 9
➢ Strategy	p. 13
➢ Research & Development	p. 13
➢ Significant orders	p. 14

Transmission & Distribution	p. 15

➢ Industry characteristics	p. 15
➢ Competitive position	p. 16
➢ Activities—Businesses	p. 17
➢ Strategy	p. 19
➢ Research & Development	p. 20
➢ Significant orders	p. 20

Transport	p. 21

➢ Industry characteristics	p. 21
➢ Competitive position	p. 22
➢ Activities—Segments	p. 23
➢ Strategy	p. 25
➢ Research & Development	p. 25
➢ Significant orders	p. 26

Marine	p. 27

➢ Industry characteristics	p. 27
➢ Competitive position	p. 28
➢ Activities	p. 28
➢ Strategy	p. 29
➢ Significant orders	p. 30

Employees	p. 31

Annual Report 2003

1 Description of activities

Overview

We serve the energy market through our activities in the field of power generation and power transmission and distribution, as well as the transport market through our activities in rail transport and marine. We design, supply and service a complete range of technologically advanced products and systems for our customers, and possess a unique expertise in systems integration and through-life maintenance and service.

We began operations in 1989 as the GEC ALSTHOM group, a 50/50 joint venture company between The General Electric Company (now known as Marconi) of the United Kingdom and Alcatel of France. On 22 June 1998, as part of our initial public offering on the Paris, New York and London stock exchanges, all the activities previously carried out by GEC ALSTHOM were transferred to ALSTOM, a “société anonyme à conseil d’administration”, a form of limited liability company incorporated in France.

In fiscal year 2003, we had sales of approximately €21 billion. At 31 March 2003 we employed approximately 110,000 people in over 70 countries.

Since our initial public offering in 1998, we have almost doubled our sales, essentially through strategic acquisitions, whilst during the same period disposing of a number of non-core businesses. The total value of our acquisitions since 1998 is approximately €4.5 billion, while the total value of our disposals is approximately €2.5 billion.

Our most significant transaction involved the acquisition of the power generation activities of ABB in two separate transactions. In July 1999 we combined our power generation activities with ABB’s in a 50/50 joint venture called ABB ALSTOM Power. We acquired ABB’s share of the joint venture in May 2000.

The transaction gave us full control of ABB’s heavy-duty gas turbine business and strengthened our position in service, boilers and other activities.

Another key element of this strategy was our acquisition of Fiat Ferroviaria, which gave us access to advanced tilting train technology. We acquired 51% of Fiat Ferroviaria in October 2000 and the remaining 49% in April 2002.

Our divestitures have allowed us to focus on our core activities. The most significant divestiture was the sale of our former heavy-duty gas turbine business to General Electric of the US in July 1999. Another major divestiture was the disposal of our former Contracting Sector in July 2001. Before this divestiture, we transferred some of our Contracting activities to our Transmission & Distribution Sector.

As part of the action plan announced on 12 March 2003, we are planning to focus on the power generation and rail transport markets, and to strengthen our financial base by selling our Transmission & Distribution Sector and our Industrial Turbine businesses. We are seeking to realise proceeds of €3 billion between March 2002 and March 2004 from the disposal of these businesses, other more minor businesses and real estate. Our ability to realise the targeted proceeds will depend on a number of factors outside our control, including in particular, whether we will be able to find buyers willing to purchase the relevant businesses for the values we are seeking. On 28 April 2003 we announced we had signed binding agreements for the sale of our Industrial Turbines businesses for an enterprise value of €1.1 billion, with net proceeds to the Group of approximately €950 million.

Annual Report 2003

1 Description of activities

Power

	Year ended 31 March
	2001	2002	2003
	In € million, except employees
Orders received	11,502	11,033	8,602
Sales	12,040	12,976	10,901
Operating income	448	572	(690)
Employees	48,219	49,097	46,581

We are one of the world’s leading suppliers to the power generation industry. Our Power Sector represented over 50% of ALSTOM’s sales in fiscal year 2003, and offers a comprehensive range of power generation solutions from turnkey power plants to all types of turbines (gas, steam, hydro), generators, boilers, emissions reduction systems and control systems, as well as a full range of services including plant modernisation, maintenance and long-term operation.

The following chart sets out the breakdown of sales by each of the Power Sector’s Segments for fiscal year 2003:

The following table sets out the geographic breakdown of Power Sector sales for the periods indicated:

	Year ended 31 March
	2001	2002	2003
Europe	30%	25%	31%
North America	35%	36%	28%
Central & South America	4%	7%	9%
Asia/Pacific	22%	23%	18%
Africa/Middle East	9%	9%	14%

Total	100%	100%	100%

Annual Report 2003

1 Description of activities

Power

INDUSTRY CHARACTERISTICS

The world’s installed power generation capacity is currently estimated at around 3,790 GW. The chart below sets out the breakdown of this installed base by technology in calendar year 2002 (based on data from the Utility Data Institute in the US).

Installed capacity in calendar year 2002

Based on internal estimates, we believe the average annual value of the overall world power generation market to have been approximately $135 billion during the last 3-year period. The chart below illustrates how we believe this market value breaks down.

World power generation market value

Demand for power generation equipment tends to be driven by a variety of complex and inter-related factors, notably:

Economic growth

Responding to growth in demand for electricity, global demand for power generation equipment has tended to be strongest in those regions where economic growth is high.

Historically, there has been a strong correlation between growth in the installed base of power plants and world-wide GDP growth, although on a short-term basis demand for power generation equipment may fluctuate significantly. We believe that demand for power generation equipment is also driven by changing consumption patterns that favour electricity as a power source.

Following a period of intense growth in investment in power infrastructure in the US from the late 1990s until 2002, referred to as the gas bubble” since investment was focused mainly in gas turbine combined cycle power plants, fiscal year 2003 saw a sharp drop in the level of new orders. This decline in the US equipment market resulted from increasing power generation capacity due to ongoing power plant construction coupled with an economic slowdown.

In addition, power plant developers cut capital investment to strengthen their balance sheets, following the impact of various events in 2001 including the collapse of Enron, which was the power generation industry’s largest trader; September 11th, and changes in power pricing, which heightened investors and developers’ aversion to risk. We believe that some opportunities for the building of new infrastructure may still exist in the US, due to gridlock in the country’s transmission and distribution infrastructure, while in Europe, the Middle East and Asia demand remains generally stable.

Annual Report 2003

1 Description of activities

Power

Environmental concerns

Moves to introduce stricter environmental legislation in response to pressure to reduce greenhouse gas emissions drives demand for cleaner power generation technologies. In Eastern Europe, Asia and in the US in particular, environmental concerns have created increased demand for clean-coal technologies, which allow inexpensive, low-grade coal to be used as fuel while minimising emissions. In addition, the “Clear Skies” initiative, launched by the Bush Administration, sets ambitious targets to reduce power plant emissions, and should lead to increased demand for power plant refurbishment and the integration of environmental control systems in existing plants. Higher fossil fuel prices and government subsidies in some countries make renewable energy a potentially viable option for small-scale power generation, notably in wind and in biomass generation. Demand for mini-hydro is also growing.

Replacement and refurbishment of aging plants

We believe that the service market is growing rapidly. In recent years, demand for maintenance and refurbishment has been strengthened by a general trend among power producers to seek to increase efficiency, lower operating costs and extend the life cycles of their existing plants. This increase in demand to upgrade facilities has particularly benefited original equipment manufacturers (OEM), such as ALSTOM, and we believe it will be a significant source of future growth for our power service activities due to our large installed base.

Deregulation and liberalisation

The deregulation and liberalisation of electricity markets have transformed our customer base and also impacted demand, especially in the US, where demand in recent years came principally from merchant developers, which are private power plant operators that sell their electricity independently. However, as a result of high price volatility of fuels and electricity in the US, merchant developers’ assets abruptly lost value in 2002, as power generation over-capacity became apparent, forcing re-deployment of power generation assets to larger energy companies.

Besides driving new investment, liberalisation also caused considerable price pressure on power plant costs over the last decade and increased the demand for more efficient and environmentally-friendly plants with higher operating profitability. Initially, in deregulated markets, the allocation of technical and financial risks changes, with more risks being supported by suppliers such as ALSTOM.

Globalisation

Suppliers with global capabilities, such as ALSTOM, are well placed to serve customers who are themselves becoming more global. This globalisation has also helped suppliers to cope with major shifts in regional demand.

Fuel and generation security

In the past, determination of power plant type was mainly driven by medium and long-term anticipation of future fuel prices. Improved plant economics, technological advances, environmental concerns and reasonable natural gas prices favoured gas powered stations over coal-fired in recent years. However, increasing concerns about the security of energy supplies and lower and more predictable coal prices make the construction of new coal-fired plants a viable option in specific cases.

COMPETITIVE POSITION

The power generation equipment market has been characterised in recent years by industry consolidation among the main suppliers. We are a world leader in many of our power activities such as large steam turbines, boilers and hydro power (based on data released by McCoy in 2003). As at 31 December, 2002, ALSTOM had installed major equipment in more than 25% of the world’s power plants according to the Utility Data Institute of the US (UDI). We believe this installed base will be key in securing customer service contracts and supporting sales in the future.

Annual Report 2003

1 Description of activities

Power

In gas and steam turbines, we compete mainly against two other major groups: General Electric and Siemens, and to a lesser extent the Japanese groups Mitsubishi, Hitachi and Toshiba. In utility boilers, our main competitors are Babcock & Wilcox, Babcock Hitachi, Foster Wheeler and IHI. In emissions control systems for the power industry, our main competitors are Babcock Borsig companies (Babcock Fisia, Babcock Power and Austria Energy & Environment), Babcock & Wilcox, Lurgi and its affiliates, Mitsubishi Heavy Industries (MHI) and Hamon. In emissions control for industry we compete with Proceedair, Lurgi, Hamon and FLS Airtech. In the hydro power market our main competitors are Voith-Siemens, VA-Tech and General Electric Hydro.

The success factors in the power generation industry are principally technology, quality, cost, size and international presence. Our competitive strengths include:

■	strong market position and extensive experience in a number of technologies (for example, steam turbines, generators, industrial and mid-range gas turbines, clean coal combustion and hydro);

■	our size and extensive geographic presence (a global marketing and sales network in more than 70 countries); and

■	our considerable experience with a large installed base of all types of power plants in every major market in the world (including the US).

ACTIVITIES—SEGMENTS

As of 31 March 2003, Power had 50 manufacturing sites and major service centres worldwide, with main locations in Brazil, Canada, China, the Czech Republic, France, Germany, India, UK, Poland, Spain, Switzerland, Sweden and the US.

During fiscal year 2003, our power generation activities were organised into the following six Segments:

■	Gas Turbine;

■	Steam Power Plant;

■	Boilers & Environment;

■	Hydro Power;

■	Customer Service; and

■	Industrial Turbine.

New organisation from 1 April 2003

To implement a more balanced structure and to reduce organisational layers, the Power Sector was split into three Sectors on 1 April 2003: Power Turbo-Systems (the former Gas Turbine and Steam Power Plant Segments); Power Environment (the former Boilers & Environment and Hydro Power Segments) and Power Service (the former Customer Service Segment). The Industrial Turbine Segment remained separate pending its disposal.

Gas Turbine

Power’s Gas Turbine Segment supplies the following products and services:

■	Gas turbines ranging from 57 mega-watts (MW) to 268 MW (GT8, GT11, GT13, GT24, GT26);

■	Turnkey power plants (engineering-procurement-construction or EPC) for simple cycle and combined cycle applications (standardised and tailor-made solutions); and

■	Re-powering services.

The Segment’s main markets are Asia, Latin America and Europe. In fiscal year 2003, the Gas Turbine Segment represented 9% of the Power Sector’s orders.

Major turnkey contracts were awarded to the Segment during fiscal year 2003, notably for a 450 MW gas-fired combined cycle power plant in Vietnam (€240 million). Several significant upgrade contracts were also awarded, including for the modernisation of a gas-fired plant in Angola and for the upgrading of a gas turbine block for a combined-cycle plant in Austria. An order was also registered for a 650 MW combined cycle plant in Bahrain shortly after year-end.

Annual Report 2003

1 Description of activities

Power

Our gas turbine product range includes various products, with output from 58MW for the GT8C2 unit to 268 MW for the GT26, our largest unit. A central focus this year was to continue to address problems with our GT24/GT26 heavy-duty gas turbines, and work continued to re-design certain components and obtain performance improvements. For further information regarding the GT24/GT26 issue, please see “Operating and financial review and prospects: Power-update on GT24/GT26 gas turbine issues”. Because of technological and developmental problems associated with these machines, we did not benefit greatly from the gas bubble in the US. As a result, we believe we have limited exposure to project cancellations as a result of the end of the gas bubble and the current poor economic conditions in the US. Nevertheless, we are exposed to the soft market conditions experienced since the end of 2001 worldwide.

As part of our strategy for fiscal year 2003, we continued work to strengthen the whole of our heavy-duty gas turbine range, through access to Rolls-Royce aero-engine technology under an agreement signed in February 2002. The agreement provides us with access to Rolls-Royce’s technology base, notably very high temperature technologies, advanced aero and thermo dynamics and very high strength, high temperature materials. Through this agreement, the expertise and knowledge gained by Rolls-Royce in developing its aero-engines (which use the same base technology as gas turbines) will be applied to our heavy-duty gas turbines to improve efficiency, power output and durability. We believe that access to these enhanced technology solutions will strengthen our position in the heavy-duty gas turbine market and lead to economies of scale in our R&D spending. The agreement is also expected to accelerate over the medium-term the introduction of new products in this area. In addition to technology access, Rolls-Royce also provides engineers to assist us in the application of technology on specific development projects.

Steam Power Plant

The Steam Power Plant Segment supplies the following products and services:

■	Steam turbines from 100 MW to 1,560 MW;

■	Turnkey fossil-fired power plants and conventional turbine islands for nuclear power plants;

■	Turnkey steam add-ons converting single-cycle gas-fired plants to combined-cycle;

■	Standardised range of turbo-generators (40-1,500 MW) and large air-cooled generators up to 400 MW;

■	Electrical and control systems for all types of power plant; and

■	Retrofit and rehabilitation services.

The Segment’s main markets are the US and Europe. In fiscal year 2003, the Steam Power Plant Segment represented 15% of the Power Sector’s orders.

Until the recent weakening of the market, this Segment benefited from the gas bubble in the US through the supply of steam turbines and generators for gas-fired combined cycle plants.

During the past year, the turnkey market has declined further, and we have launched restructuring plans in order to reduce our power plant engineering and construction capacity substantially and adapt to market conditions.

Major orders won during fiscal year 2003 included a major turnkey order to supply an 800 MW combined cycle power plant to be built at Dunkerque, France; retrofitting of four steam turbines (2x822 MW & 2x944 MW) for a nuclear power plant in the US, and an order for a steam-tail add-on (2x130 MW) for a project in Israel.

Annual Report 2003

1 Description of activities

Power

Boilers & Environment

The Boilers & Environment Segment supplies the following products and services:

■	advanced sub-critical and advanced high-temperature supercritical boilers up to 1,000 MW;

■	Circulating Fluidised Bed boilers, which allow low grade fuels to be burned whilst minimising emissions;

■	heat recovery steam generators for gas turbines in combined-cycle and industrial applications;

■	mills, firing equipment, air pre-heaters, condensers and heat exchangers;

■	clean coal technologies designed for low-grade/waste coal;

■	energy recovery products for petrochemical processes;

■	emissions control systems, which reduce the adverse environmental impact of a wide range of industrial processes;

■	waste-to-energy systems for municipal and industrial applications; and

■	environmental management and consultancy services.

The Segment’s main markets are North America, China, India and Europe. In fiscal year 2003, the Boilers & Environment Segment represented 20% of the Power Sector’s orders.

The market for boiler plant enhancement continues to develop, while demand for emissions control systems should benefit from increased environmental legislation. The market for coal-fired plants in the US was low in fiscal year 2003. Nonetheless, the Segment was awarded a contract worth more than €160 million by Santee Cooper, South Carolina’s state-owned electric & water utility, to supply our inherently low emission Circulating Fluidised Bed boiler (CFB) coal technology. For the second consecutive year, ALSTOM coal-fired boilers were ranked amongst the US’s lowest emitters of nitrogen oxide (NOx) emissions in the US by the US Environmental Protection Agency.

The new ALSTOM-supplied 965 MW Niederaussem lignite-fired supercritical power station in Germany—one of the world’s largest, most advanced low-emission plant of its kind—entered commercial operation in September 2002. The Segment notably won orders to carry out dual-fuel boiler conversion in Jordan and for biomass cogeneration plants in Germany and Thailand.

Hydro Power

The Hydro Power Segment supplies the following products and services:

■	Hydraulic turbines and pumps up to 800 MW;

■	Hydro generators up to 800 MW;

■	Generator motors, salient pole generators, gates and valves;

■	Turnkey contracting including control systems covering the complete range of plants from 2 MW to 800 MW;

■	Refurbishment of hydro power plants; and

■	Water pumping stations and hydro-mechanical equipment for water transportation.

The Segment’s main markets are Canada, Brazil and China. In fiscal year 2003, the Hydro Power Segment represented 8% of the Power Sector’s orders.

Market demand for hydro power was stable compared with last year. In small hydro, our Mini-Aqua™ product range, launched last year, is gaining acceptance in the market and demand continues to grow. A major order was won worth approximately €130 million to supply the 4x300 MW hydro power plant to Malaysia. Other significant orders included large new hydro plants in Canada, China, Uganda and India. We also registered major hydro refurbishment orders, notably for the complete refurbishment of a 4x415 MW hydro power plant in Mozambique, and generator rehabilitation of a 6x150 MW hydro power plant in Zambia.

Annual Report 2003

1 Description of activities

Power

Customer Service

The Customer Service Segment promotes the service activities relating to the Gas Turbine, Steam Power Plant and Boilers & Environment Segments and services to customers in all geographic markets. The Segment supplies the following products and services:

■	portfolio of services from spare parts and field services to full operation and maintenance packages;

■	refurbishment and modernisation of existing plants;

■	technical consultancy services;

■	tailor-made services and “value packages” (integrated solutions designed to achieve improved plant availability and reliability; improved plant efficiency and capacity; lower production costs and enhanced environmental compatability); and

■	new service product development.

The Segment’s main markets are the US, Europe and Asia. In fiscal year 2003, global demand for service continued to be strong. In fiscal year 2003, the Customer Service Segment represented 35% of the Power Sector’s orders.

Major service contracts awarded during the year included a 10-year operation, support and maintenance contract for the Nova Piratininga power plant in Brazil; award of a six year extension to the existing operations and maintenance contract for a gas-fired combined cycle plant at Sengkang, Indonesia; a 10-year service agreement for a combined cycle plant in Anyang, Korea, and a 12-year operation and support maintenance contract for a 1,000 MW combined cycle plant in Mexico. We also reinforced our local workshop network by upgrading or expanding the capabilities of our facilities in Italy (Milan), Portugal (Porto), Hungary (Budapest), Romania (Bucharest) and in the US (Richmond).

Our Customer Service Internet Portal (www.service.power.alstom.com), set up and running in the US last year, was expanded this year to support service business opportunities. Additional functionalities include the electronic handling of parts and service orders.

We continued to market our ECORAM (ECO—Economic, RAM—Reliability, Availability and Maintainability) software-based consultancy tool used to assess overall power plant efficiency and then to identify measures needed to achieve operators’ goals. ECORAM is able to demonstrate significant plant improvement potential for our customers.

Industrial Turbine

The Industrial Turbine Segment supplies the following products and services:

■	Gas turbines up to 43 MW and steam turbines up to around 100 MW for oil & gas production and distribution, industrial power generation, co-generation, combined cycle, mechanical drive and marine propulsion applications;

■	Power plants (turnkey contracting and service);

■	Retrofit, rehabilitation and gas turbine service (up to 43 MW turbines); and

■	Pre-insulated pipe systems and networks (district heating and cooling, oil and gas).

The Segment’s main markets are Europe, the Middle East and North America. In fiscal year 2003, this Segment continued to perform well in the oil & gas market, selling more than 50 small gas turbines during the year. The first 8 MW Tempest turbine for Germany was sold, bringing the total number of these machines delivered to 50.

A new industrial gas turbine, the 29 MW GT10C, was commercially launched in June 2002, and the first order was received in November for a project in Egypt. This machine is considered the best in its class in terms of NOx emissions (15 ppm on gas).

Annual Report 2003

1 Description of activities

Power

Sale of Industrial Turbines (excluding pre-insulated pipe systems and networks)

ALSTOM announced on 28 April 2003 that it had signed binding agreements to sell its small gas turbines business and its mediumsized gas turbines and industrial steam turbines businesses in two transactions to Siemens AG. The first transaction covering the small gas turbines business was completed on 30 April. Both transactions are subject to regulatory approvals.

For more details, see “Operating and financial review and prospects: Recent Developments—Disposal of our Industrial Turbine businesses”.

STRATEGY

In the context of the decline in the global power market, we plan to accelerate our industrial restructuring and overhead reduction initiatives in order to adapt our capacity to market conditions and to increase our profitability. In all Sectors, we will continue to focus on measures to improve operational efficiency, enhance cash management and drive quality and process improvements. Implementation of our cross-Sector Quality Focus 6 Sigma programme continues, with the aim of enhancing the quality of our products and services to customers.

New Power Turbo-Systems Sector

We aim to consolidate our leading position in steam turbines, generators and power plant engineering and construction and enhance our strong position in mid-range gas turbines. We plan to optimise our industrial base to adapt to difficult market conditions by substantially reducing our power plant engineering and construction capacity and the number of execution centres. This should allow us to be more selective in the projects we follow and to improve our execution competencies and thereby reduce our risk profile.

Completion of the GT24/GT26 heavy duty gas turbine recovery programme, including commercial resolution, will be a top priority.

New Power Environment Sector

Power Environment will focus on the growing segments within its markets. These include emissions control equipment in the power generation, petrochemical and industrial markets; demand for upgrades and modernisation of existing power plants; hydro power plant refurbishment; small-scale hydro plants, and large-scale irrigation projects. We aim to strengthen our position in Asian markets, where demand for new coal-fired plants is expected to grow.

New Power Service Sector

With a full service offering and extensive global and regional market coverage, we are in a strong position to grow our Power Service business in the future; our large installed base of equipment and the potential in service and retrofit of equipment supplied by other equipment manufacturers offer attractive opportunities. With the aim of further developing recurring service revenues, we will continue to focus efforts on securing long-term operations and maintenance contracts.

RESEARCH & DEVELOPMENT

R&D continues to be a strategic priority in our power generation activities. Our R&D programmes focus particularly on gas turbines and more generally on anticipating customer requirements for low lifecycle cost, environmentally-friendly solutions and shorter delivery times. Our emphasis for new product and technology developments continues to be price competitiveness (notably through design standardisation), enhanced product efficiency and performance, and reduced adverse environmental consequences.

Annual Report 2003

1 Description of activities

Power

In fiscal year 2003, work continued on developing common control systems and on development and enhancement initiatives in the field of gas turbines. More particularly, R&D in the Power Sector focused on the following:

■	continued operating improvement relating to the GT24/GT26 gas turbines;

■	the use of Rolls-Royce’s aero-engine technology in the development of our heavy-duty gas turbine product range through access to enhanced technology solutions—very high temperature technologies; advanced aerodynamics and high strength/high temperature materials; and

■	further improvements in the environmental performance and efficiency of our products, such as development of new clean coal combustion processes. We are working on advanced power plant concepts with the goal of making future coal plants up to 50% efficient by optimising steam cycles, plant performance, boiler design and operating costs.

For customer service, our R&D focus has been on developing differentiating products and services in anticipation of, or in response to, customers’ key drivers, including improvement packages, advanced repair solutions, upgrade packages, component life-time optimisation, retrofit products, on-site repair capabilities and monitoring and diagnostics.

In addition, we continue to work on new technologies in cooperation with a number of universities. These technologies are concentrated on four main areas:

■	high efficiency cycles;

■	advanced electrical insulation materials;

■	instrumentation and control; and

■	mitigation of emissions, including CO2.

SIGNIFICANT ORDERS

In fiscal year 2003, Power booked the following significant orders:

Gas Turbine Segment

■	Contract for a combined-cycle power plant for EVN in Vietnam, including 2 x GT13E2 gas turbines (450 MW);

■	the Hormozgan contract in Iran for MAPNA including 6 x GT13E2 gas turbines (990 MW); and

■	2 x GT13 E2 gas turbines (330 MW) for Naoc JV in Nigeria.

Steam Power Plant Segment

■	Turnkey contract for Gaz de France to supply an 800 MW combined- cycle power plant to be built at Dunkerque, France, which includes the delivery of 2 x GT13E2 together with an operation and maintenance contract;

■	steam turbine retrofit order for Dominion Virginia Power in the US consisting of 4 steam turbines (2 x 822 MW & 2 x 944 MW) for a nuclear power plant; and

■	the Eshkol add-on contract (2 x 130 MW) for Israel Electric Corporation.

Boilers & Environment Segment

■	Contract in the US for a 1 x 642 MW sub-critical coal-fired boiler for the South Carolina Public Service Authority.

Customer Service Segment

■	The Monterey III operating & maintenance contract for Iberdrola in Mexico;

■	the Piratininga operating & maintenance contract for Petrobras in Brazil; and

■	a power plant refurbishment contract for CS Energy in Australia.

Industrial Turbine Segment

■	The Iran phase 2 and 3 16-50 contract in Iran for National Iranian Gas Group for 35 x GT10 gas turbines (25 MW).

Hydro Power Segment

■	Sarawak Hydro—a new turnkey hydro plant in Malaysia.

Annual Report 2003

1 Description of activities

Transmission & Distribution (T&D)

	Year ended 31 March
	2001	2002	2003
	In € million, except employees
Orders received	3,619	3,877	3,732
Sales	3,409	3,814	3,605
Operating income	275	226	227
Employees	31,404	32,520	28,182

Our Transmission & Distribution (T&D) Sector provides products, systems and services for the medium and high-voltage markets. Its products are used to transmit and distribute electricity from the generator to the large end-user, to ensure the reliability, quality and safety of energy flows and to operate efficient networks through information management.

The following table sets out the geographic breakdown of T&D’s sales for the periods indicated:

	Year ended 31 March
	2001	2002	2003
Europe	48%	43%	45%
North America	17%	17%	15%
Central & South America	7%	8%	8%
Asia/Pacific	17%	19%	19%
Africa/Middle East	11%	13%	13%

Total	100%	100%	100%

INDUSTRY CHARACTERISTICS

Demand in the transmission and distribution industry is driven by numerous factors, namely:

Economic growth

Demand is linked to increases in gross domestic product and related investment in the power generation industry.

Deregulation

The process of deregulation is now well advanced. Ten years ago, only three countries were deregulated. Today, more than 60% of global energy is produced in a deregulated environment. Traditional integrated and regulated utilities have been replaced by independent, specialised and privatised companies in these countries. The new population of global customers own and operate electrical networks in more than one geographical zone. The process of deregulation and privatisation has enforced optimisation of operational costs and has led to the creation of regional electricity markets. The necessity to interconnect local transmission and distribution networks creates new markets and increases demands.

Annual Report 2003

1 Description of activities

Transmission & Distribution (T&D)

Environmental concerns

Concerns over the visual impact of new transmission lines require new technologies to permit greater energy flows through existing infrastructure, thus avoiding the construction of new lines. Likewise, certain insulating materials traditionally used in the industry are no longer considered appropriate, leading to a need to replace installed equipment.

These new concerns are enhancing demand for systems and service offerings, areas where T&D is developing new technologies in technical consulting, network planning and energy management.

As a result of these industry characteristics, customers have become more cost conscious, while competitive pressures increase. There are, however, new market opportunities, such as:

■	modernisation and upgrading of existing networks. Power grids in many parts of the world will need to upgrade significantly as post-privatisation conditions generate a demand for improved power quality and efficiency. We expect that demand for higher value-added products and services such as network automation and power quality solutions will increase as deregulation progresses;

■	increased access to service segment. As new customers attempt to optimise their return on investment, they increasingly outsource activities such as engineering, maintenance and project management to transmission and distribution specialists. In addition, these customers increasingly require value-added services such as technical consulting, network design and planning; and

■	development of energy trading. The unbundling of electricity generation requires metering equipment and energy management software systems to monitor and manage flows, exchange and clear transactions.

Based on internal estimates, we believe the overall T&D market (including traditional sectors as well as energy management systems, distributed generation, protection and control systems, network planning and field services) had sales of approximately €35 billion world-wide in calendar year 2002. We also believe that the overall transmission and distribution market (including Businesses such as Energy Automation and Information and Service) will grow steadily. We anticipate the growth rates will vary between the markets in which our Businesses operate, as higher rates of growth are expected in the energy management markets and service and protection and control. We anticipate lower growth rates in the high voltage switchgear, medium voltage switchgear and power transformers markets. We also estimate uneven growth rates in different geographic markets, with growth in the Americas and the Asia/Pacific region probably stronger than in the more mature European market. We currently estimate that the African and Middle-Eastern markets will match average world-wide growth rates.

COMPETITIVE POSITION

T&D ranks among the top suppliers world-wide in the field of power transmission and distribution, with leading positions in the field of high-voltage, or HV, switchgear, protection and control and energy management systems. Our main competitors currently include ABB, Siemens, Schneider, VA Tech and a number of Japanese groups (Hitachi, Mitsubishi and Toshiba).

T&D’s competitive strengths include:

■	strong market positions and the offering of integrated solutions based on the Sector’s product lines;

■	worldwide coverage, whether customers act locally or—transnationally; and

■	expertise in all T&D market segments.

Barriers to market entry remain high in the T&D Sector. These barriers include the necessity for products to be qualified by the user, the need to demonstrate operational experience, and the conservative attitude of power operators towards innovation. The final barrier is due mainly to the strategic nature of the reliability of power transmission for national economies and concerns for safety. As a result, the T&D market is concentrated, with the largest five players currently accounting for approximately 50% of sales. The market has also experienced increasing consolidation in recent years.

Annual Report 2003

1 Description of activities

Transmission & Distribution (T&D)

ACTIVITIES—BUSINESSES

The T&D Sector is organised around 14 regions of the International Sales and Country Organisation, and 86 industrial sites world-wide managed under the eight Businesses described below.

The Sector comprises three Product Businesses, four Systems Businesses and a Service Business:

■	Product Businesses

•	High-Voltage Switchgear;

•	Medium-Voltage Switchgear; and

•	Power Transformer.

■	Systems Businesses

•	Transmission Projects;

•	Distribution Systems;

•	Energy Automation and Information; and

•	Power Conversion.

■	Service Business

•	Service.

High-Voltage Switchgear

High-voltage switchgear equipment regulates electricity flows within a transmission grid and is used in the transmission of power from power plants to the distribution network before the voltage is stepped down for distribution to end users. The High-Voltage Switchgear Business offers a complete range of:

■	air insulated switchgear;

■	gas insulated switchgear; and

■	instrument transformers.

In High-Voltage, a new joint-venture was entered into in November 2002 with Suzhou Chang Yuang Group, in which ALSTOM holds an 80% share, to produce live tanks from 36 kV to 550 kV. China is the largest high voltage equipment market in the world, and the joint venture should give T&D greater access to this market. The Business also gained a foothold in Japan during fiscal year 2003, with the opening of a new unit at Kobe, which should increase sales of high voltage equipment in the country.

Medium-Voltage Switchgear

This Business focuses essentially on medium voltage switchgear and distribution transformers. Medium-voltage switchgear regulates the flow of power on the distribution network before it is stepped down to a low voltage level for the end-user. Distribution transformers are used at the end of the distribution process to step down power from high voltage to lower voltage levels for the end-user. Medium-Voltage Switchgear provides low- and medium-voltage products, pre-engineered and industrialised solutions featuring:

■	medium voltage, or MV, switchgear and components for indoor and outdoor applications;

■	low voltage, or LV, switchboards;

■	distribution transformers (cast-resin and oil-immersed type);

■	instruments transformers and capacitors;

■	prefabricated substations; and

■	MV solutions for underground or overhead line distribution networks with distribution automation systems.

In fiscal year 2003, Medium-Voltage Switchgear extended its PIX product range with the launch of medium-voltage switchgear up to 24 kV that can be used for a wide range of applications in any country in the world. The new and completed air-insulated switchgear range can now be used for configurations between 3 kV and 25 kV and incorporates the latest internal arc containment technology.

Power Transformer

Power transformers are used to step up the voltage of the power generated by power plants to a voltage that can be carried efficiently on the power network and subsequently to step down voltages to the levels of end-users. Power Transformer provides a technology covering the complete range of power transformers, including all types up to 800kV, including High-Voltage Direct Current (HVDC), transformers and special transformers such as phase-shifters, reactors and traction transformers.

Annual Report 2003

1 Description of activities

Transmission & Distribution (T&D)

In fiscal year 2003, Power Transformer expanded its presence in China, with the inauguration of a new transformer plant in Shanghai, the Shanghai Transformer Co. Ltd. This is the only facility in China able to produce special transformers, and the objective is that this facility will become an advanced manufacturing centre for the Asia-Pacific region.

Transmission Projects

Transmission Projects’ range of products, systems and services concentrates on turnkey solutions and packages for high voltage substations, conversion substations and transmission lines, featuring:

■	design and construction of turnkey high voltage alternating current, or AC, substations;

■	provision of high-voltage direct current, or DC, links; and

■	transmission lines.

In fiscal year 2003, the Business notably won a turnkey contract to supply Mexican state utility, Comision Federal de Electricidad, with six new substations and the extension of twelve others, as part of a programme to upgrade the Mexican power supply grid.

A major contract was signed with Transelec, the main Chilean high-voltage transmission operator to supply substations and series capacitor systems.

The Business was also awarded a contract to increase the capacity of the Konti-Skan high-voltage direct current (HVDC) undersea transmission system between Sweden and Denmark. The existing 275 MW link, which allows the two countries to exchange power, is nearing the end of its design lifetime and ALSTOM will replace the 1960s mercury arc scheme with the latest thyristor-based technology, increasing the power to 380 MW.

Distribution Systems

The Distribution Systems Business was created in fiscal year 2001. This Business provides an organisation for delivering extended value solutions to industrial and commercial customers. Distribution Systems Business offers systems and solutions in the electricity distribution and distributed energy markets featuring:

■	distribution substations;

■	power system projects and grid connections; and

■	distributed power generation.

In fiscal year 2003, a significant contract was awarded to upgrade the electricity distribution network and provide all necessary hardware, software and telecoms equipment for BCC Sonelgaz in Algeria.

Energy Automation and Information

T&D’s new Energy Automation & Information Business was created in April 2002 by merging its former “Protection & Control” and “Energy Management and Markets” Businesses, in response to demand for fully integrated energy management networks. The Business is built around three main activities: automation and information systems, automation products and application and support services.

The Business supplies equipment and information technology systems, including computerised power management systems used to operate power transmission networks, determine customer needs and regulate the flow of power from power plants to the distribution network. In particular, Energy Automation and Information provides information system solutions for deregulated energy industry applications, SCADA systems (large information technology control systems) and telecommunications equipment for power lines featuring:

■	HV networks management software;

■	low/medium voltage networks management software;

■	software applications for deregulated electricity industries (trading and settlement);

■	power line carriers;

■	teleprotections;

■	system architecture consulting; and

■	application services provider.

Annual Report 2003

1 Description of activities

Transmission & Distribution (T&D)

Energy Automation and Information also provides equipment for power networks and substation protection, control and monitoring featuring:

■	protection equipment for HV and MV electrical power networks;

■	control products for electrical substations;

■	metering products and power quality meters for electrical power networks;

■	substation control and monitoring systems for electrical substations; and

■	control systems for secondary distribution networks.

During fiscal year 2003, T&D acquired the Energy Information Systems activity of ABB Ltd at Farnham in the UK. This acquisition should enhance the Business’ product range, in particular for retail energy and wholesale markets, and should also strengthen key application software and industry expertise in electricity and gas markets. In energy management, the Power Grid Corporation of India awarded the Business a turnkey contract to establish communication links between 11 new control centres and 200 remote terminal units in the eastern region of India, and an order was registered for protection and control products for the National Grid Group in the United Kingdom.

Power Conversion

Power Conversion’s expertise is the conversion of electrical energy into productive plant and machine performance. This includes electrical engineering, system integration and services for industrial processes and the manufacturing of electrical equipment such as motors, generators, propulsion systems and drives.

During fiscal year 2003, the Business won an order for an electrical propulsion and control system for the NASSCO for the US Navy.

Service

Service provides a global approach to service, built on network consulting, product service and field service, featuring:

■	consulting and expertise;

■	erection and commissioning;

■	maintenance, including spare parts;

■	repair and emergency support;

■	renovation, rehabilitation, modernisation;

■	operation, asset management; and

■	training.

In view of the growing “outsourcing market”, developing as a result of the deregulation of markets worldwide, Service (created in April 2001), consolidates all existing T&D service resources worldwide from erection, commissioning and maintenance, to modernisation, rehabilitation, renovation, asset management and consulting. Service is focused on developing a fully-fledged service approach to the market, with a country-based organisation providing us with a presence in numerous locations world-wide.

STRATEGY

In line with its market positioning as a leading solutions provider, T&D Sector continues to implement a three-fold strategy, as follows:

■	strengthen core activities in order to sustain competitive advantage on conventional T&D products. This consists mainly of improving the profitability of conventional products, through product, cost and manufacturing base rationalisation. In addition, T&D is building foundations to grow in new market segments, and filling minor gaps in its product portfolio;

■	pursue growth opportunities in the new, extended T&D market scope by developing value-added services and systems activities. This includes growing our information technology, developing network consultancy and building a field service activity; and

■	expand geographically and re-deploy the sales force to adapt coverage to market potential and to leverage the Sector’s strengths on a world-wide basis. This requires re-balancing T&D’s presence to growing markets, including the US and China in particular.

Annual Report 2003

1 Description of activities

Transmission & Distribution (T&D)

RESEARCH & DEVELOPMENT

R&D efforts in the T&D Sector concentrated on the following main challenges:

■	the reduction of the manufacturing and operating costs of our traditional products to keep them competitive;

■	the deregulation of energy markets; and

■	the development of environmentally-friendly solutions.

SIGNIFICANT ORDERS

■	Refurbishment of substations, and implementation of a telecoms network for BCC Sonelgaz in Algeria;

■	substations (extension 200 kV and 500 kV + Turnkey 500 kV) for Transelec in Chile;

■	18 distribution sub-stations for CFE, Mexico’s state electricity utility;

■	supply of protection and control products for the National Grid Group in the United Kingdom;

■	electrical propulsion and control system for the NASSCO for the US Navy;

■	4 substations for ONE in Morocco;

■	project to increase capacity of the Konti-Skan high-voltage direct current (HVDC) undersea transmission system between Sweden and Denmark; and

■	communication links between 11 new control centres and 200 remote terminal units in eastern region of India.

Annual Report 2003

1 Description of activities

Transport

	Year ended 31 March
	2001	2002	2003
	In € million, except employees
Orders received	5,558	6,154	6,412
Sales	4,400	4,413	5,072
Operating income	266	101	49
Employees	29,804	29,119	28,588

Transport designs, manufactures and supplies a broad range of products, systems and services to rail customers world-wide. This range includes fully integrated transport systems, rolling stock of all types, signaling and infrastructure as well as customer services in the fields of maintenance, renovation, customer training and technical consultancy.

The following table sets out the geographic breakdown of Transport’s sales for the periods indicated:

	Year ended 31 March
	2001	2002	2003
Europe	68%	64%	66%
North America	18%	14%	11%
South & Central America	3%	4%	5%
Asia/Pacific	9%	16%	15%
Africa/Middle East	2%	2%	3%
Total	100%	100%	100%

INDUSTRY CHARACTERISTICS

We estimate that the overall size of the existing market for rolling stock, signaling and service was approximately €28 billion in fiscal year 2003. Additionally, the non-outsourced portion of the maintenance and renovation market had an estimated value of €15 billion, which presents further potential for future growth.

We expect growth, which has been at a sustained level in the Transport market, to continue as a result of fundamental changes in the rail industry in recent years in terms of customer base, customer behaviour and product and/or service requirements. The main trends currently affecting the industry include:

Urbanisation

Urbanisation in many parts of the developed and developing regions of the world is affecting the structure of the rail supply industry. Within the rolling stock market, for example, demand for mass transit systems and local integrated solutions is increasing, as local operators seek solutions to ease automobile traffic congestion and address environmental concerns in urban and suburban areas. Urbanisation also leads to demand for high-speed trains to link major urban centres and this market is currently experiencing a turn-around following a period of decline in the 1990s. Previously focused in Western Europe, the high-speed rail market today increasingly depends upon the progress of large projects outside Europe—in Korea, China and Taiwan, for example.

Annual Report 2003

1 Description of activities

Transport

Government support and local manufacturing presence

Railway operators have been characterised by their need for local, state/regional and central government funding in order to maintain their financial equilibrium. As a result, rolling stock orders can depend on the level of government support to railways, and order selection may favour suppliers with local manufacturing bases, thus creating and/or sustaining local employment.

Replacement needs

The main European networks that had delayed major procurement of rail equipment during the industry slow-down in the mid-1990s are now replacing old equipment and expanding their networks. In some cases, needs are driven by pressure on operators to improve their level of service and in others by safety concerns.

Growing emphasis on security, reliability and efficiency

Traditional and new operators around the world are showing growing interest in the proven benefits of new train control and train management systems, including increased safety, higher rail traffic density, lower maintenance costs and greater international harmonisation. As a result, the signaling market still continues to benefit from annual volume growth above the railway supply industry average.

Environmental concerns

Local policies in many countries and policies of many major development agencies favour more environmentally-friendly means of transport, such as rail and metro services to reduce traffic congestion, pollution and noise levels.

Deregulation

In many countries, deregulation of the industry and privatization of rail have changed expectations and introduced new customers faced with the competitive pressures of private industry. These new rail entreprises include private operators, leasing companies and private sector infrastructure owners. While presenting major opportunities for development for suppliers such as ALSTOM, the changing nature of the customer base can also generate new performance expectations from the contractual relationship. However, customers in deregulated markets tend to concentrate on their core businesses and increasingly outsource maintenance and service.

Internationalisation

Internationalisation has occurred alongside deregulation and privatisation and the opening of national markets to international competition. It has led suppliers to seek growth opportunities in new geographic zones beyond their traditional domestic markets and to establish a local commercial and/or industrial presence. The globalization of suppliers has increased pricing pressure, offset to a degree by the concentration of suppliers that has occurred.

COMPETITIVE POSITION

Transport has successfully established an international presence through a strategy of organic growth in new geographic markets, complemented by selected acquisitions and alliances, in order to diversify market cycle risks.

Transport’s main customers reflect its worldwide presence and include private and public operators, such as French railways, SNCF, Virgin (UK), SNCB (Belgium), FS/Trenitalia (Italy), Deutsche Bahn (Germany), Amtrak (US), KHRC (South Korea), CTA-Chicago and NYCT (US), SJ and SL (Sweden), Santiago Metro (Chile), Shanghai municipality (China) SBB (Switzerland) and NS (the Netherlands). Based on orders, we are one of the world’s three leading providers in the railway supply industry. In particular, Transport has strong positions in high-speed trains, electrical and diesel multiple units, metros, traction systems, customer service and signaling. Our leading positions in all our product segments was confirmed by major contracts awarded this year.

Annual Report 2003

1 Description of activities

Transport

Our principal competitors in the field of rail transport are Bombardier and Siemens, both of which also offer a full range of products and services.

The key competitive factors for Transport are:

■	product scope;

■	technological compliance;

■	performance achievement;

■	customer service and assistance;

■	life cycle cost competitiveness; and

■	world-wide presence.

Product scope, size and international presence are necessary for a supplier to participate in major project-based undertakings, to sustain a steady revenue stream that counterbalances the effects of investment cycles in individual economies, and to adequately cover the necessary sales, marketing and research and development costs. As a result of deregulation and privatisation, a supplier may also develop a competitive advantage through its ability to provide bundled offerings (e.g. the supply of trains, plus a signaling system, plus associated services, all as one package), after-sales service support and increased added value to customers in the form of product and component standardisation. However, products and services in our industry are still highly customised, as national or private rail operators continue to have specific requirements and infrastructure constraints.

ACTIVITIES—SEGMENTS

Transport has an international organisation, with 32 production and service sites around the world and a dedicated sales force on all five continents. Transport’s principal production sites are in Belgium, Brazil, Canada, China, France, Germany, Italy, The Netherlands, Poland, Spain, the UK and the US.

During fiscal year 2003, Transport was organised into the following six Segments, organised by global offering or product line:

■	Transit;

■	Intercity;

■	Americas;

■	Transport Information Solutions;

■	Service; and

■	Systems.

Rolling Stock Segments

The Transit, Intercity and Americas Segments focus on rolling stock.

Transit Segment

The Transit Segment offers:

■	mass transit (tramways, metros, light rail vehicles, electrical and diesel multiple units);

■	conventional passenger trains for regional networks, such as double deckers;

■	freight cars;

■	bogies (wheel and suspension assemblies for railcars); and

■	components.

This Segment addresses urban, suburban and regional passenger transportation needs world-wide (except for North and South America, which are served by our Americas Segment) offering a standardised product line including:

■	CITADIS™ for tramways and light rail vehicles;

■	METROPOLIS™ for mass urban transport;

■	X’TRAPOLIS™ for suburban trains;

■	CORADIA™ for regional trains.

This Segment continues to see strong demand, particularly in Europe. In fiscal year 2003, the Transit Segment’s signficant orders included 86 new double-deck regional cars for French National Railways, SNCF, 20 CORADIA commuter trains in Helsinki, Finland; 50 regional trains for Trenitalia, Italy and a fleet of 55 regional trains in the greater Stockholm area in Sweden. Transit was also awarded its fourth rolling stock contract in China in recent years, to supply a fleet of 120 metro cars for the city of Nanjing.

Annual Report 2003

1 Description of activities

Transport

Intercity Segment

The Intercity Segment addresses main line passenger transportation needs, as well as freight transport world-wide. It includes:

■	very high-speed and high-speed trains;

■	tilting trains;

■	diesel and electrical locomotives.

Focused on main line transportation, Intercity’s standard product line covers:

■	TGV™* for very high-speed networks;

■	PENDOLINO™ for high-speed trains;

■	PRIMA™ for locomotives;

■	TILTRONIX™ for tilting bogies.

This Segment continues to see reasonably good demand, notably in Europe. Orders received during the year included 8 new PENDOLINO tilting trains in Finland, TGV very high speed trains for the South Germany (POS) line in France, and locomotives in the Middle East.

Intercity encountered significant difficulties with regional trains contracts as well as with the West Main Line contract in the UK. For a further discussion of these issues, see “Operating and financial review and prospects: transport—UK Trains”; see also “Risk Factors”.

Americas Segment

The Americas Segment was created in 2001 to provide a full range of products and renovation services to address specifically the North and South American market, where product requirements are substantially different from those in Europe. The main challenge for this Segment currently is to adapt proven ALSTOM products to meet current and future local needs in terms of performance, reliability, and regulatory requirements in North and South America.

In fiscal year 2003, the Segment’s significant orders included 660 new metro cars for Metropolitan Transport Authority—New York City Transit (MTA—NYCT); the design and manufacture of 62 new heavy rail subway cars for Washington; 135 new passenger coaches for the expanding New Jersey transit fleet and 60 metro cars for Santiago in Chile.

*	TGV is a trademark of SNCF.

Transport Information Solutions

The Transport Information Solutions Segment provides a wide range of products and solutions including:

■	train control and supervision systems;

■	hardware and software for train control information systems;

■	control centres; and

■	signaling products, including point machines, level crossings, signal lights and interlocking.

The Segment offers innovative solutions for complete train control and train management systems. It also covers full signaling and train control maintenance and on-site assistance.

This Segment is focused mainly on Europe, as a result of the deregulation and investment requirements in this market. In fiscal year 2003, the Segment continued to lead the implementation of new standards for the interoperability of European networks, European Rail Traffic Management Systems (ERTMS). This will allow operators to establish compatibility between the control and signaling systems of the different European networks. This year the Segment was awarded ERTMS contracts for high speed lines in Italy, Spain and Switzerland. Singapore, the heaviest driverless metro system in the world, supplied by Transport Information Solutions, entered service during the year.

Service

The Service Segment offers public and private rail transport operators a broad range of services for train life management. It covers:

■	maintenance;

■	renovation;

■	technical support and assistance;

■	replacement parts;

■	supply chain management; and

■	infrastructure and rolling stock management.

The Service Segment’s activities are mostly in Europe and North America, and in fiscal year 2003 the Segment had particular success in Spain and the US. Service operates in a growing market as operators tend to increasingly outsource maintenance and renova-

Annual Report 2003

Description of activities

Transport

tion of their existing fleet and infrastructure. The Service Segment operates through a network of 17 countries world-wide supported by global centres of excellence, and is currently maintaining and renovating fleets of trains on all continents, notably in Australia, Brazil, Egypt, Hong Kong, Mexico, Spain and the US.

In fiscal year 2003, the Service Segment was awarded several maintenance contracts in Australia and New Zealand; a 25-year maintenance contract for two new tramway lines in Barcelona, Spain and a 14-year maintenance contract by the Spanish rail operator, RENFE, to maintain 18 very high speed AVE trains, 6 Euromed trains, and 21 locomotives. Service also achieved a major breakthrough contract for maintenance of BNSF locomotives for 12 years in the US. During the fiscal year, the Segment continued to develop new technologies(e-maintenance, e-documentation) to improve vehicle life cycle costand to meet operational performance levels required by customers.

Systems

The Systems Segment offers:

■	complete rail transport systems (including infrastructure, signaling and rolling stock) from construction to operation;

■	infrastructure, such as track installation, overhead power lines, power supplies, workshops, station equipment and other railway infrastructure products;

■	infrastructure and complete system maintenance; and

■	concession development (including Build-Operate-Transfer projects).

This Segment acts as project manager and coordinator in conjunction with other Transport Segments, allowing us to offer our customers complete multi-disciplinary integrated solutions. The Segment is currently undertaking major contracts in Asia, Latin America and Europe.

In fiscal year 2003, Systems won orders notably for the supply and construction of a suburban line between Athens and the new Spata airport; for track and catenary on 40km of the Channel Tunnel Rail link between the UK and France, and for management and supply of equipment for a new airport railway link between Incheon and Seoul in South Korea. The Segment was also awarded a concession to operate and maintain the Barcelona tramway for 30 years.

STRATEGY

Transport’s strategy has evolved from a growth, development and penetration strategy to one of selectivity, with consolidation being an important aspect for the coming years. This, along with cautious further growth, should allow us to build up our strong positions in selected markets and to improve profitability by:

■	taking advantage of markets where growth is still strong, for example in Europe;

■	delivering our new contracts successfully to confirm our strong position in the US and Canada ;

■	continuing to develop our non-manufacturing activities in service and signaling; and

■	developing technological advantages by further innovation within existing product ranges.

RESEARCH & DEVELOPMENT

Transport’s R&D activities focus on the development of strategic products and platforms and improvement of current rail technologies, with the aim of strengthening our position as a world recognised rail technology technology leader in noise, crash, ride comfort, reliability, availability and environmentally-friendly solutions.

Annual Report 2003

1 Description of activities

Transport

Product development programmes include:

■	a new 4 voltage electric freight locomotive (6 MW for international operations;

■	the implementation of our high speed train strategy, based on two core products :

•	the new high-capacity Duplex TGV; and

•	the high-speed fully-articulated electric multiple unit (EMU).

■	the further development of the CORADIA range; and

■	ERTMS (European Rail Traffic Management Systems) improvements.

Platform developments focus on:

■	ONIX™ traction drive range and the implementation of a new generation of drives based on synchronous permanent magnet motors;

■	further improving and testing our high speed tilting platform, TILTRONIX; and

■	train control and monitoring systems to address conditional and predictive maintenance.

SIGNIFICANT ORDERS

Transport’s significant orders received in fiscal year 2003 included:

Systems Segment

■	Supply and construction of electrical and mechanical elements for a new suburban line in Greece between Athens and the new Spata airport;

■	250 metro cars for the new Line n°9 of the Barcelona metro;

■	contract for the track and catenary for section 2 (40 km) of the Channel Tunnel Rail Link Project management;

■	supply of equipment for a new airport railway link between Incheon and Seoul, South Korea; and

■	power cars to equip 15 existing trainsets for SNCF, which will be operated in Germany, Luxembourg, France and Switzerland.

Information Solutions

■	ERTMS contracts in Italy, Spain and Switzerland.

Intercity Segment

■	8 new PENDOLINO™ tilting trains for Finland and 20 suburban units;

■	50 regional trains for Trenitalia; and

■	55 regional trains for Sweden for service in the GreaterStockholm area.

Transit Segment

■	86 new Double-Deck regional cars for French national railways, SNCF; and

■	20 CORADIA™ commuter trains in Helsinki, Finland.

Americas Segment

■	400 new metro cars for Metropolitan Transport Authority—New York City Transit;

■	design and manufacture of 62 new heavy rail subway cars for WMATA in Washington;

■	135 new passenger rail coaches for the expanding New Jersey transit fleet; and

■	60 metro cars for Santiago in Chile.

Services Segment

■	Maintenance contracts for the rolling stock and infrastructure of the two new Tramway lines in Barcelona, Spain. These contracts extend over a period of 25 years;

■	several maintenance contracts in Australia and New Zealand;

■	14-year maintenance contract with RENFE in Spain to maintain 18 very high speed AVE trains, 6 Euromed Trains, 21 locomotives; and

■	contract for maintenance of BNSF locomotives for 12 years in the US.

Annual Report 2003

1 Description of activities

Marine

	Year ended 31 March
	2001	2002	2003
	In € million, except employees
Orders received	1,835	462	163
Sales	1,841	1,240	1,568
Operating income	80	47	24
Employees	4,914	4,978	4,555

Our Marine Sector is a specialised shipbuilder based in France focusing on complex, high value-added segments of the marine market such as:

■	passenger ships, notably cruise-liners, high-speed ferries and large private yachts;

■	LNG (liquefied natural gas) carriers and FPSO (Floating Production, Storage and Offloading) vessels or structures;

■	surface naval vessels; and

■	research and scientific vessels.

INDUSTRY CHARACTERISTICS

The main trends currently affecting the industry include:

Cruise-Ship Market

The strength of the cruise-ship market is based principally on the market for cruise holidays, although the relationship is not direct, as orders are generally placed as much as three or four years prior to delivery. The largest share of cruise-ship passengers is in the US, with an average growth rate in passenger numbers of approximately 8% from 1980-2002. However, this form of leisure is still underdeveloped since it accounted in 2002 for only 2.4% of the total US leisure holiday market (2.2% in 2001); 7.6 million North Americans are estimated to have cruised in 2002, i.e. 10% more than the record number of 6.9 million in 2001, according to Cruise Lines International Association. The cruise-ship market in fiscal years 2002 and 2003 was adversely affected by the events of 11 September 2001. In fiscal year 2003 only three cruise ship orders (one new contract and two confirmations of existing options) were registered worldwide. This order freeze is explained by ongoing moves by the main cruise operators to consolidate, the weakness of the US dollar against the euro, and has been exacerbated since the fourth quarter of 2002 by the recent war in Iraq. We believe, however, that prospects for recovery are sound : GP Wild has forecast that worldwide cruise holiday passenger volumes will increase by approximately 8% per year until 2010.

Subsidies

The world shipbuilding industry was, until recently, characterised by direct and indirect government subsidies and various other forms of state aid in favour of shipbuilders. In December 2000, the European Council of Ministers for Industry confirmed the suppression of all direct government shipbuilding subsidies within the European Union. This ruling applies to all shipbuilding contracts signed and performed since 1 January 2001 or deliverable after 31 December 2003. The Council also asked the European Commission to monitor shipbuilding competition from outside the European Union and to report on unfair practices. As a result of the new ruling, we have received no subsidies for any orders taken after 1 January 2001 or deliverable after 31 December 2003. Consequently, orders for which subsidies are receivable will trade out of our backlog completely over fiscal year 2004.

Annual Report 2003

1 Description of activities

Marine

Customer Financing

Some Marine customers request financing assistance in connection with the purchase of new cruise-ships. Therefore, in addition to shipbuilding and project management expertise, Marine has in the past provided technical assistance to its customers in obtaining appropriate financing for their projects, and in some cases indirect financial support . While these cases of customer support allowed Marine to increase the number of its customers in the past, they have also resulted in increased financial exposure for us. This was manifested most recently in the bankruptcy of Renaissance in 2001, previously one of our largest customers. For further information on Marine vendor financing and its impact on us, please see “Operating and financial review and prospects: Marine-Renaissance” and “Risks”.

COMPETITIVE POSITION

The main competitors in the cruise-ship market are European and include Fincantieri (Italy), Meyer Werft (Germany) and Kvaerner Masa Yards (Finland). As ALSTOM and its three major competitors account for 75% to 85% of the world cruise-ship orderbook, the market remains highly concentrated.

This market has high barriers to entry, requiring specialised yard facilities, such as ALSTOM’s at Saint-Nazaire, France, in addition to an extensive and reliable sub-contractor network.

In the LNG tankers market, our main competitors are Korean, namely Daewoo, Hyundai and Samsung, and Japanese, mainly Mitsubishi Heavy Industry (MHI). In 2002, Japan obtained just over 50% of LNG orders placed worldwide, while in 2001 the Korean players had secured almost three quarters of all new LNG orders. The market remains active, in particular in China, which is building LNG terminals as part of its overall energy diversification policy.

The naval vessels market, largely based on national procurement policies, offers opportunities for diversification for our Marine Sector.

ACTIVITIES

Our Marine facilities and employees are located on the French Atlantic coast. Our Marine Sector operates:

■	One of the largest European shipyards, able to build the largest and most complex vessels. This facility is operated through our wholly-owned subsidiary, Chantiers de l’Atlantique, located in Saint-Nazaire, France;

■	A substantially smaller yard, still able to build sophisticated ships up to 140 metres long. The yard is operated through our wholly-owned subsidiary, ALSTOM Leroux Naval, located in Lorient France; and

■	A.M.R. (formerly “Ateliers de Montoir”), a specialist supplier of joinery and small steelwork for shipbuilding and other industries, located near Saint-Nazaire, France.

During fiscal year 2003, we announced the planned closure of a small yard located at Saint-Malo, France.

Cruise-Ships

Following a peak in orders and sales in fiscal year 2001, and strong sales in fiscal year 2002, no new orders for cruise ships were registered in fiscal year 2003. We delivered the European Stars, a 780 passenger cabin cruise-ship for Festival Cruises; the Constellation, a 1,000 passenger cabin cruise ship for RCCL/Celebrity Cruises ; the Coral Princess, a 1,000 passenger cabin cruise ship for P&O Princess and the MSC Lirica, an 878 passenger cabin cruise ship for MSC (Mediterranean Shipping Corporation). We continue construction of four cruise ships, including the Queen Mary 2, which, when completed, will be the largest passenger ship ever built.

LNG Carriers

Between 1997 and 2001, Marine was unable to secure orders in this market due to very aggressive pricing by Asian shipyards. In fiscal year 2002, Marine was successful in returning to the market with an order for one 74,000 m3 “membrane-type” LNG carrier from Gaz de France in February 2002. No new order was registered during fiscal year 2003. However, Marine signed a technology transfer agreement with one of the main Chinese shipyards, Hudong-Zhonghua, and will provide technical assistance in the construction of LNG carriers. This shipyard is currently making progress in obtaining its first LNG orders.

Annual Report 2003

1 Description of activities

Marine

Naval and Scientific Vessels

In fiscal year 2003, we completed Hassan II, a 2,950 ton frigate for the Royal Moroccan Navy which we expect to deliver in the first quarter of fiscal year 2004, following delivery of the Mohammed V frigate to the same customer last year. We also delivered a scientific vessel, the oceanographic and hydrographic ship, Beautemps-Beaupré to the French Navy. As part of our focus on providing high value-added ships, such as research and scientific vessels, we obtained in fiscal year 2003 an order from IFREMER of France for another hydrographic vessel, Pourquoi Pas?, to be delivered in fiscal year 2005.

Yachts

In fiscal year 2003, we entered the mega-yacht market, with the award by a private company of an order for the construction of a luxury motor yacht, over 72 metres in length, to be delivered in fiscal year 2006.

MARINE STRATEGY

To address the recent difficulties in the cruise-ship market and capitalise on our shipbuilding technology, our strategy in Marine is to improve our position as one of the world leaders in cruise-ship building by focusing on cost, technology, quality, and punctuality in delivery, while enhancing opportunities for diversification.

We are seeking to expand our activities in speciality ships (yachts; scientific vessels) and in naval vessel construction. As the European defence industry progresses, the number of trans-national opportunities for European-based naval vessels is likely to increase. We have already seized opportunities to work in partnership with DCN, the French State-owned Navy yards, and some systems providers; we intend to develop alliances necessary to meet the special requirements of military vessels.

Over the longer-term we seek to participate in the required restructuring of the ship-building industry through partnerships and alliances at national or international level, in order to consolidate the development of our Marine Sector and to limit the downward cycles which are typical of the merchant ship-building market and adversely impact its economic performance.

Annual Report 2003

1 Description of activities

Marine

SIGNIFICANT ORDERS

The table below sets out details of orders included in Marine’s order-book as of 31 March 2003. Generally the individual contract value ranges from approximately €250 million to €450 million (other than for small vessels, in the range of €50-80 million, and extraordinary orders such as the Queen Mary 2).

	CUSTOMER	VESSEL TYPE
CRUISE SHIPS & YACHTS
Island Princess	P&O Princess	1,000 passenger cabins
Crystal Serenity	NYK / Crystal	550 passenger cabins
Queen Mary 2	Carnival / Cunard	1,400 passenger cabins (cruise-liner)
MSC Opera	M.S.C.	878 passenger cabins
Project KOGO	Libra Holdings	72.7 metre long motor yacht
LNG CARRIERS	Gaz de France	74,000 cubic meter liquid natural gas tanker (LNG)

NAVAL & SCIENTIFIC VESSELS
Hassan II	Royal Moroccan Navy	93 metre surveillance frigate
BPC Mistral/BPC Tonnerre	DCN (French Navy)	2 Intervention and Assault vessels
Pourquoi Pas?	IFREMER	Oceanographic vessel

Annual Report 2003

1 Description of activities

Employees

The tables below set out, for the periods indicated, the number of full-time equivalent employees (i) by Sector and (ii) by geographic location.

	Year ended 31 March
	2001	2002	2003
Power	48,219	49,097	46,581
Transmission & Distribution(1)	31,404	32,520	28,182
Transport	29,804	29,119	28,558
Marine	4,914	4,978	4,555
Contracting	23,797	n/a	n/a
Others(2)	4,876	3,281	1,795

Total ALSTOM	143,014	118,995	109,671

(1)	Transmission & Distribution Sector figures for fiscal years 2001 and 2002 have been adjusted to include employees of the former Power Conversion Sector, who were integrated in Transmission & Distribution as of 1 April 2002.
(2)	“Others” includes employees of the International Network for the three years and, for fiscal year 2001 only, employees of the overseas entities in Australia, New Zealand, South Africa and India, not allocated to the Sectors.

	Year ended 31 March
	2001	2002	2003
Regions
European Union	63%	54%	57%
of which
France	30%	23%	24%
UK	13%	11%	12%
Germany	10%	9%	9%
Rest of Europe	12%	14%	14%
North America	7%	9%	9%
of which
US	4%	6%	6%
Central and South America	4%	6%	5%
Asia/Pacific	11%	14%	14%
Africa/Middle East	3%	3%	1%

Total ALSTOM	100%	100%	100%

Annual Report 2003

1 Description of activities

Employees

During fiscal year 2003, the number of employees decreased principally due to the disposal of our South African activities and ongoing restructuring programmes.

Our management organisation is based on Sectors, each of which has a global responsibility in their respective domains. A President, who reports to our Chairman & Chief Executive Officer, manages each of the Sectors and constituent Businesses or other legal entities within the Sectors.

We have an International Network which coordinates all ALSTOM group sales and marketing activities, and represents us throughout the world. The International Network was organised into five geographic regions during fiscal year 2003: Western Europe, Eastern and Northern Europe, the Americas, Asia/Pacific and Africa/ Middle East, covering more than 70 countries.

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements. It is our practice to renew or replace our various labour arrangements relating to continuing operations as and when they expire and we are not aware of any material arrangements whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. In France, the five principal French labour unions are represented at our facilities. As required by French law, management holds annual meetings with a delegation of union representatives in order to negotiate salary increases and working conditions, including the organisation of the working week. Management also holds other periodic consultations with employee representatives. In 1997, with the relevant trade unions, we established a European Works Forum, a European employer-employee consultative body, pursuant to EU law. An amendment to the EWF agreement was signed between ALSTOM’s management and the members of the EWF in July 2002, covering a period of five years. In the upcoming period of significant restructuring, this body will have to meet more often than in the past. Globalisation has placed more emphasis on international issues and we have seen an increased interest by the Federation of Metal Workers (FEM) in the functioning of the EWF. Recent meetings have revealed different interpretations of processes concerning the EWF raising the possibility of additional employees’ consultation delays in restructuring. We have in the past experienced strikes and work stoppages, principally in France, although we believe that relations with our employees are currently satisfactory in general.

ALSTOM, the parent company, does not publish a bilan social (social report) since it has no employees. However, units and legal entities in France which employ more than 300 people publish bilans sociaux and these are made available to employees in those units or legal entities, in full compliance with French law.

Restructuring plans

In line with our new strategic plan announced on 12 March 2003, we have begun the process of informing trade union representatives about our overhead reduction and industrial restructuring plans.

The first of these restructuring plans concerns mainly the Power Turbo-Systems Sector. The aim is to improve operational performance and adapt the Sector’s industrial base to the severe downturn in the power generation market. The main countries which would be affected are France, Germany, Italy, Poland, Switzerland and the UK, with a proposed reduction in employee numbers close to 3,000. Restructuring plans have also been announced concerning several Power units in France and the Transport Sector’s Transit Segment in the UK.

In addition, we plan to rationalise our International Network, principally through the closure of a number of our country offices, and also to reduce corporate overheads by 35% and Sector overheads by 15%. These measures necessarily imply reductions in our employee numbers. Additional restructuring plans will be initiated in the near future and will be subject to the legal processes of information and consultation of trade union representatives.

Annual Report 2003

1 Description of activities

Employees

Manufacturing Facilities

We have production facilities in Europe, North and South America, Asia and Africa. We own or lease all of our principal manufacturing facilities and substantially all of the land on which these facilities are located. Since our formation, we have focused on consolidating facilities and on shifting production to low-cost sites. In a number of areas, we have also sought to outsource low value added manufacturing activities.

Power has manufacturing and service sites located mainly in France, the UK, Germany, Switzerland, Sweden, Spain, Romania, the US, Canada, Mexico, Argentina, Brazil, Japan, China, India and Australia. T&D (including Power Conversion, which was integrated into T&D on 1 April 2002) has manufacturing sites and service locations in France, the UK, Germany, Belgium, Luxembourg, Austria, Greece, Hungary, Norway, Spain, Switzerland, Italy, Poland, Sweden, Russia, Turkey, the US, Canada, Mexico, Brazil, Argentina, Colombia, Venezuela, India, China, Thailand, Singapore, Indonesia, Malaysia, Pakistan and Australia. Transport has manufacturing sites and service locations in France, the UK, Germany, Belgium, Spain, Poland, Romania, Italy, China, the US, Canada, Mexico and Brazil. Marine has manufacturing sites and service locations in France.

Annual Report 2003

Contents

2 Operating and financial review and prospects

Overview	p. 35

➢ Main events of fiscal year 2003	p. 36
➢ Strategy and action plan	p. 37
➢ General comments on activity and results	p. 41
➢ Recent developments	p. 43
➢ Outlook	p. 44

Operating & financial review	p. 45

➢ Change in business composition and in presentation of our accounts, non-GAAP measures	p. 45
➢ Key operating and geographical figures for the years ending 31 March 2001, 2002, and 2003	p. 51
➢ Power	p. 54
➢ Transmission & Distribution (T&D)	p. 59
➢ Transport	p. 61
➢ Marine	p. 64
➢ Other	p. 67
➢ Financial statments for the years ending 31 March 2001, 2002, and 2003	p. 68
➢ Liquidity and capital resources	p. 74
➢ Pension accounting	p. 78
➢ Off balance sheet commitments and contractual obligations	p. 80
➢ Critical accounting policies	p. 82
➢ Significant differences between accounting principles generally accepted in France and in the US	p. 83
➢ Impact of exchange rate and interest rate fluctuations	p. 84
➢ Value of financial instruments	p. 86

Annual Report 2003

2 Operating and financial review and prospects

Overview

You should read the following discussion together with our Consolidated Financial Statements for fiscal years 2003, 2002 and 2001 and the notes thereto, “Description of activities” and “Risks”, included elsewhere in this Annual Report. During the periods discussed in this section, we made several significant transactions that affected the comparability of our financial results between periods. In order to allow you to compare the relevant periods, we present certain information both as it appears in our financial statements and adjusted for business composition and exchange rate variations to improve comparability. We describe these adjustments under “Change in business composition and presentation of our accounts, non-GAAP measures—Comparable basis” below.

This document contains certain information about the markets in which we operate (market size, competitive position). Unless otherwise stated, we have prepared all market share and statistical data contained in this Annual Report on the basis of internal sources and estimates.

Overview

Since our initial public offering in 1998, we have faced a dramatic transformation of the industries in which we operate, and have responded by reshaping our portfolio of products, systems and services. These changes have been principally due to continued deregulation of our markets and privatisation, which have increasingly changed our customer base from one composed of large state-owned companies to one composed of smaller private companies. We have addressed these developments by transforming our Group to broaden its technologies and range of products and by disposing of non-core activities.

We believe our core markets in energy and transport are sound, offering:

■	solid long-term growth prospects based on customers’ needs to expand essential infrastructure systems in developing economies and to replace or modernise them in the developed world; and

■	attractive opportunities in service and systems.

We believe we can capitalise on our long-standing expertise in these two markets to achieve competitive differentiation. We are strategically well-positioned and hold good market positions:

■	we are one of the top three players in all market segments, very often number one or number two;

■	we benefit from one of the largest installed bases of equipment in power generation and rolling stock, which creates a solid base from which to grow our service business; and

■	we are a recognised technology leader in most of our fields of activity, providing best-in-class technology, with unrivalled global presence.

However, notwithstanding these opportunities we are pursuing our efforts to improve our performance, adapt to the current downturn in the Power market, solve our past operational problems and strengthen our financial structure.

Annual Report 2003

2 Operating and financial review and prospects

Overview

In fiscal year 2003 we suffered an unprecedented €1,381 million net loss, as compared to a €139 million net loss in fiscal year 2002. In response to the continued deterioration of our financial condition and the market generally, our current priority is the successful implementation of a new strategy and action plan designed to secure our long-term future, discussed below under “Strategy and action plan”.

MAIN EVENTS OF FISCAL YEAR 2003

Fiscal year 2003 was characterised by the following:

■	exceptional problems with our GT24/GT26 heavy-duty gas turbines and UK Trains;

■	a successful capital increase;

■	the disposal of businesses and real estate, and

■	the launch of a new strategy and action plan.

Exceptional problems with our GT24/GT26 heavy-duty gas turbines

In fiscal year 2003 progress continued to be made in implementing a variety of technical improvements to our GT24/GT26 gas turbines, with which we have experienced significant technical difficulties in the past. Our recent progress has enabled flexible and reliable operation of the fleet. As the repaired units accumulate hours in operation, we see that the technology has stabilised. The commercial situation is also becoming much clearer. We have reached commercial settlements on 61 of the 80 units sold, 24 out of which are unconditional, 7 units are currently subject to litigation, and negotiations are ongoing on the remainder. Since November 2002, however, unexpected delays were experienced in finalising the technical recovery package due to unexpected set backs, which we believe have been now recovered, in testing and validating several important components of the recovery package, notably the GT24 compressor upgrade and the “full lifetime” blades. These delays, coupled with the tougher commercial attitude of customers as well as sub-contractors in enforcing their contractual rights due to the accelerated deterioration of the power market, have resulted in extra costs and crystallization of significant exposures.

As a consequence, we have revised our analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis, which we currently estimate at €1,530 million net. This amount is based on an estimated remaining gross exposure at 31 March 2003 of €1,984 million, of which we expect to mitigate €454 million by taking numerous actions to reduce our gross exposure.

We retained €1,440 million of provisions and accrued contract costs at 31 March 2002 in respect of these turbines. After application of €1,070 million during fiscal year 2003, the remaining provisions and accrued contract costs were €370 million. The net cash outflow on GT24/GT26 was €1,055 million during fiscal year 2003, and €700 million in fiscal year 2002. To cover our currently estimated total net exposure, an additional gross provision of €1,160 million was provided during fiscal year 2003. As a result, the total provisions and accrued contract costs at 31 March 2003 in respect of these turbines were €1,530 million. For more information regarding our GT24/GT26 gas turbines, including information relating to provisions taken in prior years, see “Power–Update on GT24/GT26 gas turbines issue”. For further information relating to our consolidated provisions for warranties, penalties and claims, see Note 20 to the “Consolidated financial statements”.

Exceptional problems with our UK Trains

In 1997, shortly after the privatisation of the UK rail industry, we took five orders for a total of 119 new regional trains with an aggregate value of €670 million. These contracts were part of the first series of orders following the rail deregulation in the UK. At the end of March 2002, we reported that difficulties had been encountered on these UK Regional Trains contracts. 118 of the 119 trains under the UK regional contracts are now in service. Settlements have recently been agreed with our customers, under which we are obliged to implement programmes to improve the trains’ reliability, which are ongoing and which are leading to additional costs. Trains are also being delivered on the West Coast Main Line (WCML) contract, registered in February 1999, at the rate of two units per month, in line with customer requirements. Services on the line began in January 2003 and the remaining 38 trains to be delivered are scheduled for delivery by September 2004, but there have, however, also been major delays and cost-overruns on this contract.

Annual Report 2003

2 Operating and financial review and prospects

Overview

In fiscal year 2003, we recorded gross additional provisions and accrued contract costs of €140 million to cover the estimated future costs of the continuing improvement programme on the UK Regional Trains and to complete the WCML contract. A part of the additional provision and accrued contract costs was applied during fiscal year 2003. For more information regarding the UK Regional Trains, including information relating to provisions taken in prior years, see “Transport–UK Trains”.

Capital increase

Initially announced in March 2002, a capital increase by way of a rights issue (droits préférentiels de souscription) was completed in July 2002. Pursuant to this offering, 66.3 million new ALSTOM shares were issued at the price of €9.6 per share. The net proceeds of the offering, after deducting underwriting and other discounts and commissions and expenses, amounted to €622 million.

ALSTOM’s share capital was composed of 281,660,523 shares as at 31 March 2003.

Disposal of businesses and real estate

Total proceeds from non-core business disposals of €151 million by end of March 2003

In the first step of our initial programme to divest non-core businesses, our South African activities were sold to local participants and financiers for total gross proceeds of €50 million. The sale contract was signed with effect from 1 October 2002. This business generated annual sales of around €170 million in fiscal year 2002 and had 4,000 employees. In January 2003, we also announced the sale of our captive insurance company for total gross proceeds of €101 million.

Total proceeds from real estate sales of €231 million by end of March 2003, €138 million in April 2003, and €36 million from sale of real estate investment by end of March 2003

In December 2002, our UK real estate portfolio was sold for €175 million. In January 2003, the Group also disposed of one site in France for €22 million. During the last quarter of the fiscal year, we received other disposal proceeds of €34 million, mainly from the disposal of one site in Sweden and one site in the United Kingdom. During the year, we sold the 39% interest in the real estate company, La Maquinista Vila Global, for proceeds of €36 million. Additional proceeds amounting to €138 million were received in April 2003 from the disposal of 15 sites, mainly in France, Spain, Switzerland and Belgium. We have taken leases back on most of the properties we have disposed of.

Launch of a new strategy and action plan

We have launched a new strategy and action plan designed to reduce our debt and improve performance. This plan is discussed below under “Strategy and action plan”.

STRATEGY AND ACTION PLAN

On 12 March 2003, we presented our new strategy and action plan to overcome three current key difficulties: an insufficient level of profitability and cash generation; past problems with the GT24/GT26 gas turbines and the UK Trains contracts; and a high level of debt. Our action plan, designed to improve the Group’s operational performance significantly and to reduce our high level of debt, is now underway. It comprises three main elements:

■	focusing our range of activities while strengthening our financial base;

■	improving our operational performance and adapting to market conditions; and

■	building a more efficient organisation.

Annual Report 2003

2 Operating and financial review and prospects

Overview

Focusing our range of activities while strengthening our financial base

Focusing on power generation and rail transport

As we cannot provide the resources needed to ensure the future of all those activities which are part of the Group today, we are refocusing our activities in the power generation and rail transport markets through the sale of the Transmission & Distribution Sector (T&D) and the Industrial Turbines businesses. We will also review options to consolidate our Marine activities in the medium term through partnerships or alliances at either national or international levels.

The decision to sell T&D and the Industrial Turbines businesses was taken after a thorough review and appraisal of our current portfolio: both are good, high-value businesses but, we believe, their sale will not impact the coherence of our remaining activities. They are autonomous and self-sufficient entities in terms of management, commercial organisation and presence, and research and development. They have different business models: Industrial Turbines, for example, is active in diverse markets other than power generation. There are, therefore, limited commercial synergies with our other ongoing activities.

The process to dispose of the T&D Sector was initiated in March 2003. The sale of the Industrial Turbines businesses, which comprises small gas and steam turbines, was concluded through the signature of binding sales agreements on 26 April 2003. Please see “Recent developments” for further details.

Developing service

As part of our business refocus, our objective is to continue to develop our service business by taking advantage of our strong market positions, technology leadership, broad commercial presence and large installed base. The after market in our Power Sectors, which in fiscal year 2003 represented roughly half of our power generation related sales, has benefited from annual growth rates of over 10% over the past years, generates attractive margins and positive cash flow and has good risk-reward profiles. We have one of the largest installed bases of power generation equipment in the world, and intend to optimize this competitive advantage to better grow this profitable activity.

A third of our sales in fiscal year 2003 were generated by new build activity in power generation, comprising both new equipment and power plant engineering and construction. Our objective is to improve the reliability of our products for new equipment and to be more selective in our power plant engineering and construction activity to improve our risk profile. We have launched restructuring plans to adjust our capacity to market conditions in this area. As far as our sales to the transport markets are concerned, our intention is to focus particularly on our high added value, higher margin service and signaling activities in Transport.

Strengthening our financial base

Disposal programme increased to €3.0 billion

As part of our new plan, we have increased our disposal programme target proceeds from €1.6 billion as intended a year ago to €3.0 billion by March 2004. This programme comprises:

■	€600 million of targeted proceeds from real estate disposals, of which €267 million was achieved during fiscal year 2003 (€231 million of proceeds from real estate sales and €36 million from disposal of investment), and an additional €138 million received in April 2003; and

■	€2,400 million of targeted proceeds from business disposals including both Transmission & Distribution (T&D) and Industrial Turbines businesses. €151 million of this target was achieved during fiscal year 2003 with the disposal of our activities in South Africa and of our captive insurance company. An additional €1,100 million has been achieved with the signature in April 2003 of agreements for the sale of our Industrial Turbines businesses, generating net proceeds of around €950 million.

Thus, total proceeds secured from disposal of businesses and real estate have now reached €1.5 billion.

Capital increase

Though we expect the disposal programme to enable us to reduce our level of debt substantially, our equity will remain too low because of the net loss accounted for in fiscal year 2003. In order to strengthen our balance sheet, we intend to raise up to €600 million in net proceeds through a capital increase by way of a rights issue. Resolutions regarding the capital increase will be submitted for approval at ALSTOM’s Annual General Meeting to be held on 2 July 2003. The timing, terms and final amount of the capital increase will be decided by our Board of Directors, and will depend on market conditions.

Annual Report 2003

2 Operating and financial review and prospects

Overview

Cash generation initiatives

We are pursuing our efforts to improve cash generation and the management of working capital throughout the Group. These efforts are crystallised under our ‘Cash for Growth’ programme, which aims to strengthen the Group’s cash culture: specific cash objectives are set at every level of the organisation, and the practical methodology, tools and measurement systems needed to meet these objectives are provided. Deployment is ongoing through extensive training sessions at Unit level, and by means of in-depth initiatives which assess the potential for cash release within ALSTOM over the longerterm. As discussed below under “Liquidity and Capital Resources—Consolidated Statement of Cash Flows—Net cash provided by operating activities”, we believe working capital improvements in fiscal year 2003 were encouraging.

In the short-term, we increased our available sources of cash pending disposals by obtaining a new credit line of €600 million at 31 March 2003, in addition to €610 million of cash immediately available at parent company level, and €1,160 million at subsidiary level at 31 March 2003.

Improving our operational performance and adapting to market conditions

We have launched restructuring and cost-reduction programmes necessary to adapt our organisation to current market conditions. We consider this to be vital, in particular, as we estimate, following the end of the US gas turbine ordering boom, the market downturn is set to continue over the next 2-3 years. These programmes will improve our operational performance. Annual restructuring costs are expected to increase to €300 million over the next two years. We believe these measures should lead to recurring annual savings of €500 million by fiscal year 2006.

Industrial restructuring

We intend to accelerate our industrial restructuring. The industrial base will be optimised and within each plant, processes revised to increase productivity.

Overhead reduction

An extensive programme is to be implemented to reduce our overheads significantly, notably through the simplification of administrative processes and a reduction of layers. Some central functions will be reallocated to the Sectors or eliminated, leading to a significant downsizing of our corporate structure. Globally, savings at Corporate and International Network levels are targeted to reach 35% of current costs. Simultaneously, vigorous plans will be launched in the Sectors, with a target to save 15% of overhead costs in each Sector.

Stricter risk management to improve margins

Improvements in margin and in our risk profile will result from a more stringent selection of the projects we bid for and the contract terms we are prepared to accept combined with a stricter control of contract execution. A thorough overhaul of the reporting system is being launched in order to enable “fast track” reporting. A Corporate Risk Committee, chaired by the Chairman & CEO is regularly reviewing offers for the major projects and the performance of ongoing large project execution.

Changing the way we work

ALSTOM’s umbrella quality and operational improvement programme, Quality Focus Six Sigma, covers all Company functions and operations. It aims to modify the way we work in order to enhance customer satisfaction and improve our results.

Building a more efficient organisation

In order to meet our operating margin objective, our internal organisation is being changed based on two key elements: decentralisation and stronger controls.

Annual Report 2003

2 Operating and financial review and prospects

Overview

Decentralisation

We are implementing rapidly a more efficient organisation. Most notably, our Power Sector, which accounted for 51% of Group sales in fiscal year 2003, was reorganised into 3 new Sectors on 1 April 2003.

In addition to having five balanced Sectors, plus T&D pending its disposal, we believe the delayering of the new organisation will substantively reduce overheads. For example, the Power Sector management layer has been removed and the former Segments have been partially merged: the Gas Turbine and Steam Power Plant Segments are merged into Power Turbo-Systems, while the Boilers & Environment and Hydro Power Segments are merged into Power Environment; Customer Service is renamed Power Service.

A simpler and more reactive structure is being implemented, with a clear P&L accountability in the Sectors, and a fast-track reporting system. Empowerment and full responsibility are given to the Sector management with the removal of any “matrix” between business and country organisations.

The new organisation

Following the disposals and the re-organisation of the Power Sector, we will have a balanced portfolio of well-positioned activities:

■ Power Turbo-Systems	No.1* in steam turbines, generators and plant engineering & construction, while recovering its position in gas turbines
■ Power Service	No.1* in an attractive and growing business
■ Power Environment	No.1* in boilers, hydro and environmental control: a clear leader in the growing environmental markets
■ Transport	No. 2* with a world-class business
■ Marine	Leading cruise-ship supplier

*	ALSTOM estimates

The new management team

During fiscal year 2003, we renewed our top management, more specifically:

■	Patrick Kron was appointed Chairman of the Board of Directors of ALSTOM on 11 March 2003, in addition to his role of Chief Executive Officer to which he was appointed on 1 January 2003; and

■	the Group’s senior management has been renewed, with five new members joining ALSTOM’s Executive Committee out of a total of 11 (10 after the disposal of the T&D Sector).

Annual Report 2003

2 Operating and financial review and prospects

Overview

GENERAL COMMENTS ON ACTIVITY AND RESULTS

The following tables set out, on a consolidated basis, some of our key financial and operating figures:

Total Group actual figures

	Year ended 31 March
	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Orders received	25,727	22,686	19,123	-12%	-16%
Sales	24,550	23,453	21,351	-4%	-9%
Operating income	1,151	941	(434)
Net income	204	(139)	(1,381)
Free cash flow(1)	(1,089)	(1,151)	(265)

Total Group comparable figures(2)

	Year ended 31 March
	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Orders received	21,896	19,959	19,123	-9%	-4%
Sales	21,140	21,051	21,351	0%	1%

(1)	We define free cash flow to mean net cash provided by (used in) operating activities plus capital expenditures, net of proceeds from disposals of property, plant and equipment (excluding proceeds from the sale of real estate as part of our strategic plan) and Increase (decrease) in variation in existing receivables considered as a source of funding of our operations. However, this measure is not a measurement of performance either under French or US GAAP. See “Change in business composition and in presentation of our accounts, non-GAAP measures—Use and reconciliation of non-GAAP financial measures”.
(2)	Adjusted for changes in business composition and exchange rates as described in “Change in business composition and in presentation of our accounts, non-GAAP measures—Comparable basis”.

Activity impacted by difficult market conditions

The last twelve months were characterised by major market uncertainties, a tightening of the financial markets and a weakening world economy with an economic downturn in Europe and a slowdown in the US, while the US dollar weakened by 20% against the Euro. In this depressed environment, many companies and governments adopted a ‘wait-and-see’ policy towards infrastructure investments.

Despite this unfavourable context, markets remained generally buoyant in rail transport and at a sustained level both in electricity transmission and in power generation service. Conditions were less favourable, however, in large gas and steam-related plant and equipment activities in power generation, following the end of the “gas boom” in the US market, and were difficult in electricity distribution. Our main Marine market, cruise-shipbuilding, was flat, with only three cruise-ship orders (one new contract and two confirmations of previous options) placed in the world-wide market during the fiscal year.

Overall, orders decreased by 4% on a comparable basis versus last year, mainly during the last quarter of the fiscal year. Our sales increased by 1% on a comparable basis. The order backlog amounted to €30.3 billion at 31 March 2003, representing 17 months of sales.

Annual Report 2003

2 Operating and financial review and prospects

Overview

Results affected by exceptional provisions

Operating income was €(434) million in fiscal year 2003, compared with €941 million in fiscal year 2002. Our profitability was affected by the exceptional gross provisions of €1,300 million provided in fiscal year 2003, to cover the additional costs of our GT24/GT26 gas turbines and to a lesser extent the remaining costs of our UK Trains issues.

Excluding these exceptional provisions, operating income and operating margin were respectively €866 million and 4.1% in fiscal year 2003. Net income was €(1,381) million in fiscal year 2003 after exceptional gross provisions of €1,300 million.

One-off proceeds

€1,040 million of one-off proceeds had been achieved by March 2003 through our capital increase in July 2002 of €622 million, proceeds from the disposal of businesses of €151 million as well as proceeds from the sale of real estate and from investment in real estate of €267 million.

Since 31 March 2003, we have signed agreements that resulted or will result in additional proceeds from disposals. Thus, total proceeds secured from disposals of businesses and real estate assets have now reached €1.5 billion, €2.1 billion including our capital increase in July 2002.

Improvement in free cash flow

Our free cash flow was €(265) million in fiscal year 2003 compared with €(1,151) million in fiscal year 2002. These amounts included net cash outflows resulting from:

■	the GT24/GT26 issue of €(1,055) million in fiscal year 2003 and €(700) million in fiscal year 2002; as well as from

■	over-financed contracts for €(222) million and €(607) million in fiscal years 2003 and 2002. Large contracts obtained prior to fiscal year 2002 provided substantial up front payments to Power on three such contracts and to Transport on one contract.

Excluding these cash outflows, the free cash flow would have been €1,012 million in fiscal year 2003, compared with €156 million in fiscal year 2002.

Reduction of economic debt by €372 million

Our economic debt (See definition in “Change in business composition and in presentation of our accounts, non-GAAP measures—Use and reconciliation of non-GAAP financial measures”) was €4,918 million at 31 March 2003 compared with €5,290 million at 31 March 2002, a decrease of €372 million in fiscal year 2003. This decrease resulted mainly from a free cash flow of €1,012 million, the capital increase of €622 million, net proceeds from disposals, and despite exceptional net cash outflows of €1,277 million as described above.

Total Group actual figures

	At 31 March
	2001	2002	2003
	In € million
Financial debt	6,231	6,035	6,331
Redeemable preference shares of subsidiary(1)	205	205	—
Undated subordinated notes(1)	250	250	—
Short term investments	(496)	(331)	(142)
Cash and cash equivalents	(2,524)	(1,905)	(1,628)
Cash proceeds from sale of trade receivables	894	1,036	357
Economic debt	4,560	5,290	4,918

(1)	Redeemable preference shares and undated subordinated bonds reclassified in financial debt as of 31 March 2003. See Note 22 to the consolidated financial statements.

Annual Report 2003

2 Operating and financial review and prospects

Overview

RECENT DEVELOPMENTS

Disposal of our Industrial Turbine businesses

On 26 April 2003, we signed binding agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines businesses in two transactions to Siemens AG. This is a key step in our continuing disposal programme to strengthen our financial base.

The total enterprise value of the two transactions is €1,100 million. Net cash proceeds are expected to be approximately €950 million after deduction of transferred debt and certain other adjustments for cash items.

The first transaction covers our small gas turbines business, and the second transaction covers our medium-sized gas turbines and industrial steam turbines businesses.

The Industrial Turbine businesses being sold accounted for approximately 10% of Power Sector revenues in fiscal year 2003. They include:

■	the small gas turbines business (3 MW – 15 MW), based principally in the UK;

■	the medium-sized gas turbines business (15 MW – 50 MW), based principally in Sweden; and

■	the industrial steam turbines (up to about 100 MW) business, with manufacturing sites in Sweden, Germany and the Czech Republic, and global customer service operations.

In the year ended 31 March 2003, Industrial Turbine businesses generated sales of approximately €1.25 billion and an estimated operating margin of approximately 7%. At 31 March 2003, these businesses employed approximately 6,500 people.

These transactions are subject to regulatory approval and documentation has been submitted to the relevant merger control authorities. On 30 April 2003, we announced the closing of the sale of the small gas turbines business. The enterprise value of this transaction is €575 million, with net proceeds of approximately €525 million. Completion of this transaction followed receipt of a formal derogation from the European Commission under the EC merger regulation, allowing ownership of the business to be transferred to Siemens AG with immediate effect. Siemens AG has committed not to integrate the small gas turbine business with its own businesses until formal merger clearance has been obtained from the European Commission in relation to all the industrial turbines businesses.

Pending merger clearance, the medium gas turbines and industrial steam turbines businesses to be acquired by Siemens AG will continue to be owned and managed by ALSTOM.

Disposal of Real Estate

In April 2003, we received proceeds of €138 million in respect of the disposal of 14 sites in France, Spain, Switzerland and Belgium. Total proceeds to date from our real estate programme reached €405 million (€267 million received in fiscal year 2003 and €138 million in April 2003).

Status of T&D disposal

The process to dispose of the T&D Sector was launched on 12 March 2003. On the basis of indicative offers, potential buyers have been selected with whom the bidding process is continuing. Completion is expected by the end of the calendar year 2003.

Restructuring

In line with the plan announced on 12 March 2003, we have begun the process of informing trade union representatives regarding the social consequences of the overhead reduction and industrial restructuring plans. This process is expected to continue in the coming months. On 25 April 2003, we announced the details of the Power Turbo-Systems restructuring plan, covering 3,000 job reductions out of 11,000 currently employed.

Annual Report 2003

2 Operating and financial review and prospects

Overview

OUTLOOK

The timing of recovery in the power generation equipment and cruiseship markets is uncertain over the short to medium-term. While we believe that the Transport market should remain sound, activity is likely to decrease following this year of exceptionally high activity. While we expect overall demand to be generally low over the next months due to the depressed power generation market, we are confident that market fundamentals will lead, in the medium to long-term, to growing demand for both new equipment and service in our markets.

Sales should decrease in the next fiscal year due to the lower level of orders received in fiscal year 2003 mainly in Power, but we expect them to subsequently recover on a comparable basis.

Due to our extensive restructuring plans and given our achievement on underlying operating margin in fiscal year 2003, we expect to be able to achieve 6% operating margin by fiscal year 2006.

Our free cash flow is highly affected by cash outflows linked to the GT24/GT26 gas turbines and financial costs due to our high level of debt. Once this cash outflow ceases, we expect the Group to generate positive cash flow.

We expect our economic debt to be reduced from around €5.0 billion in March 2003, to a level in the range of €2.0-2.5 billion by March 2005, depending on the magnitude of additional funds raised through the planned capital increase by way of a rights issue.

€1,879 million of our financial debt, consisting of our €600 million bridge facility, our €475 million extended credit facilities, €254 million of credit lines and €550 million of bonds, is to mature in fiscal year 2004. Other lines are to mature in fiscal year 2005. We currently believe that we will meet these payment obligations as they come due through the application of net cash provided from operations, the proceeds of real estate and business disposals, the proceeds of a proposed capital increase, from the renewal of existing lines of credit and from new credit lines we expect to obtain.

Our targets, therefore, are the following:

■	to achieve consolidated sales of over €15 billion by end of fiscal year 2005;

■	to achieve operating margin of 6% by fiscal year 2006;

■	to generate positive free cash flow; and

■	to reduce our economic debt to the range of €2.0-2.5 billion by March 2005.

The success of our new strategy and action plan, our sales, operating margin and financial position could differ materially from the goals and targets expressed above if any of the risks we describe in the section entitled “Risk Factors”, or other unknown risks, materialise.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

CHANGE IN BUSINESS COMPOSITION AND PRESENTATION OF OUR ACCOUNTS, NON-GAAP MEASURES

Changes in business composition

Our results of operations for the three years ended 31 March 2001, 2002 and 2003 have been significantly impacted by the acquisitions and disposals described below. The table below sets out our main acquisitions and joint ventures during the periods indicated. Sales and numbers of employees are presented for the fiscal year preceding the acquisition, except as otherwise indicated.

Companies/Assets acquired

	Sectors	Country/ Region	% of shares acquired	Sales (in € million)		Number of employees
Fiscal year 2003
Fiat Ferroviaria(1)	Transport	Italy	Remaining 49%
Farham	T&D	United Kingdom	Assets	5		62
Fiscal year 2002
Bitronics, Inc.	T&D	United States	100%	13		60
Railcare Ltd	Transport	United Kingdom	100%	53		633
Ansaldo Coemsa SA	T&D/Power	Brazil	100%	40		516
Fiscal year 2001
ABB ALSTOM Power	Power	World-wide	Remaining 50%	7,706	(2)	58,000
Norweb Contracting	Contracting/T&D	United Kingdom	Assets	65		300
Scottish Power Contracting	Contracting/T&D	United Kingdom	Assets	100		1,100
Sunvic	Contracting	Germany	100%	81		750
Traxis	Transport	Netherlands	100%	37		240
Fiat Ferroviaria(1)	Transport	Italy	51%	375		2,200
Faceo (JV with property management subsidiaries of Thales)	Contracting	France	50%	163		1,000

(1)	Fiat Ferroviaria consolidated with effect from 1 October 2000.
(2)	100% of ABB ALSTOM Power sales for period from 1 July 1999 to 31 March 2000.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

The table below sets out our main disposals during the periods indicated. Sales are presented for the fiscal year preceding disposal.

Companies/Assets disposed of

	Sectors	Country/ Region	% of shares disposed of	Sales (in € million)	Number of employees
Fiscal year 2003
Operations in South Africa	All Sectors	South Africa	90%	170	4,000
AP Insurance Ltd.	All Sectors	Switzerland	100%	28	0
Brazil Services	T&D	Brazil	51%	9	911
Réducteurs de Mesures	T&D	Italy	Assets	7	98
Fiscal year 2002
Contracting Sector	Contracting	World-wide	100%	2,485	23,797
GTRM	Transport	United Kingdom	51%	229	4,203
ALSTOM Power Boilers (Waste to energy) business	Power	France	100%	124	155
Fiscal year 2001
Various businesses reported within the Industry Sector	Industry	World-wide	100%	281	2,800

Power

Under the terms of the agreement we signed on 23 March 1999, we sold our heavy-duty gas turbines business to General Electric (GE) for net proceeds of US$912 million. The heavy-duty gas turbines business we sold to GE contributed €609 million to our sales for the year ended 31 March 1999. Also on 23 March 1999, we entered into an agreement with ABB to create a new joint venture, ABB ALSTOM Power. On 30 June 1999, we transferred to ABB ALSTOM Power all of our Energy operations, except for the heavy-duty gas turbines business that we had sold to GE. ABB transferred to ABB ALSTOM Power substantially all of its power generation business, except for its nuclear operations, Combustion Engineering Inc. and its asbestos liabilities. At the time of the transaction, the combined sales of ABB ALSTOM Power amounted to approximately €9.9 billion, of which approximately €7.2 billion was contributed by ABB and approximately €2.7 billion by us. To offset the difference in the size of the contributions made by us and by ABB and to reach ownership parity, we paid ABB €1.48 billion, approximately US$1.53 billion at that date, upon the creation of the joint venture. On 11 May 2000, we acquired ABB’s 50% interest in ABB ALSTOM Power. We paid ABB €1.25 billion in cash.

This transaction included the resolution of all outstanding matters related to the formation of the joint group. In these two transactions, we acquired substantially all of ABB’s power generation business for approximately €2.7 billion.

As a result of this repositioning, the reported figures for Power in fiscal years 2001, 2002 and 2003 are not directly comparable. For fiscal year 2001, the figures reflect the 50% consolidation of ABB ALSTOM Power under the proportional consolidation method from 1 April 2000 to 10 May 2000 and the 100% consolidation of Power from 11 May 2000 to 31 March 2001. The figures for fiscal years 2002 and 2003 reflect the full consolidation for the entire year.

Power Conversion

Power Conversion was created on 1 July 1999 from the merger of our Drives and Controls, Motors and Generators and several smaller related businesses previously part of our former Industry Sector. Power Conversion replaced Industry within our reporting structure from 1 April 2000. We integrated this Sector into T&D with effect from 1 April 2002.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

Contracting

We sold our former Contracting Sector on 20 July 2001 to CDC Equity Capital (CDC IXIS Group) and Charterhouse Development Capital, which financed a management buy-out. The transaction was finalised with a sale price of €756 million.

Change in presentation of accounts

The following changes have been made to the presentation of our accounts and previous years’ figures have been restated accordingly. See Note 2(a) to the “Consolidated financial statements”.

■	Amortisation of goodwill is now presented immediately above net income and no longer included in Earnings Before Interest and Tax (EBIT).

■	Securitisation of future receivables is no longer included in Customer deposits and advances and is being added to our financial debt.

■	The related costs of securitisation of future receivables is accounted for in Financial income (expenses) rather than in Other income (expense).

■	Cash effects of securitisation of existing receivables are now shown separately in the consolidated statement of cash flows.

■	Deferred tax assets and liabilities are shown net to reflect the effects of tax groupings within the same scope.

The following changes have been made to the presentation of our accounts, however, previous year’s figures have not been restated. See Note 22 of the consolidated financial statements.

■	Our €205 million preference shares, redeemable in 2006, have been reclassified in long-term financial debt; and

■	Our €250 million undated subordinated notes have been reclassified in financial debt.

In addition, we are now disclosing Earning Before Interest and Tax (“EBIT”), Capital Employed and Return on Capital Employed (“ROCE”) by Sector, as described below.

Use and reconciliation of non-GAAP financial measures

From time to time in this section, we disclose figures which are non-GAAP financial measures. Under the rules of the United States Securities and Exchange Commission, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in France.

Free cash flow

We define free cash flow to mean net cash provided by (used in) operating activities less capital expenditures, net of minor proceeds from disposals of property, plant and equipment and Increase (decrease) in variation in existing receivables considered as source of funding of our activity. Total proceeds from disposals of property, plant and equipment in our consolidated statements of cash flow include proceeds from our real estate disposal programme designed under our strategy and action plan that we eliminate from the calculation of free cash flow, given that this programme is non-recurring and that we consider the receipt of only minor proceeds as part of our normal operations.

Free cash flow does not represent net cash provided by (used in) operating activities, as calculated under French GAAP, and should not be considered as an indicator of operating performance or whether cash flows will be sufficient to fund cash needs. The most directly comparable financial measure to free cash flows calculated and presented in accordance with French GAAP is net cash provided by (used in) operating activities, and a reconciliation of free cash flows and net cash provided by (used in) operating activities is presented below.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

We use the free cash flow measure both for internal analysis purposes as well as for external communications, as we believe it provides more accurate insight into the actual amount of cash generated or used by our operations. Management believes the presentation of free cash flow is beneficial to investors for this reason.

Total Group actual figures

	Year ended 31 March
	2001	2002	2003
	In € million
Net cash provided by (used in) operating activities	184	(579)	(537)

Elimination of variation in existing receivables	(894)	(140)	661
Capital expenditures	(568)	(550)	(410)
Proceeds from disposals of property, plant and equipment	189	118	252
Elimination of proceeds from our programme of disposal of real estate assets			(231)

Free cash flow	(1,089)	(1,151)	(265)

Economic debt

We define economic debt to mean net debt (or financial debt net of short term investments and cash and cash equivalents) plus cash proceeds from sale of trade receivables (“securitisation of existing receivables”). Economic debt does not represent our financial debt as calculated under French GAAP, and should not be considered as an indicator of our currently outstanding indebtedness, as trade receivables securitised are sold irrevocably and without recourse.

The most directly comparable financial measure to economic debt calculated and presented in accordance with French GAAP is financial debt, and a reconciliation of economic debt and financial debt as measured in accordance with French GAAP is presented below.

We use the economic debt measure both for internal analysis purposes as well as for external communications, as we believe it provides a more accurate measure by which to analyse our total external sources of funding for our operations and its variation from one period to another.

Total Group actual figures

	Year ended 31 March
	2001	2002	2003
	In € million
Financial debt	6,231	6,035	6,331
Redeemable preference shares of subsidiary(1)	205	205	—
Undated subordinated notes(1)	250	250	—
Short term investments	(496)	(331)	(142)
Cash and cash equivalents	(2,524)	(1,905)	(1,628)
Cash proceeds from sale of trade receivables	894	1,036	357

Economic debt	4,560	5,290	4,918

(1)	Our redeemable preference shares and undated subordinated notes have been reclassified in financial debt as at 31 March 2003. See Note 22 to the Consolidated Financial Statements.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

Capital Employed/Return on Capital Employed (ROCE)

We define Capital Employed to mean fixed assets, net, plus current assets (excluding net amount of securitisation of existing receivables), less provisions for risks and charges and current liabilities. Further, we use Capital Employed to calculate Return on Capital Employed (ROCE), which we define as EBIT divided by Capital employed. Capital Employed does not represent current assets, as calculated under French GAAP. The most directly comparable financial measure to Capital employed and presented in accordance with French GAAP is current assets, and a reconciliation of Capital Employed and current assets is presented below. Capital Employed by Sector and for the Group as a whole are also presented in Note 26 to the Consolidated financial statements. We use the Capital employed and ROCE measures both for internal analysis purposes as well as for external communications, as we believe they provide insight into the amount of financial resources employed by a Sector or the Group as a whole and the profitability of a Sector or the Group as a whole in regard to the resources employed. Management believes the presentation of capital employed and ROCE is useful to investors for this reason.

Total Group actual figures

	At 31 March
	2001	2002	2003
	In € million
Current assets	15,894	13,627	11,728
Cash proceeds from sale of trade receivables	894	1,036	357
Current liabilities	(16,281)	(14,323)	(12,917)
Provisions for risks and charges	(4,591)	(3,849)	(3,631)
Fixed assets	10,909	10,197	9,478

Capital employed	6,825	6,688	5,015

Comparable basis

The figures presented in this section include performance indicators presented on an actual basis and on a comparable basis. Figures have been given on a comparable basis in order to eliminate the impact of changes in business composition and changes resulting from the translation of our accounts into Euros following the variation of foreign currencies against the Euro. All figures provided on a comparable basis are non-GAAP measures. We use figures prepared on a comparable basis both for our internal analysis and for our external communications, as we believe they provide means by which to analyse and explain variations from one period to another. However, these figures provided on a comparable basis are unaudited and are not measurements of performance under either French or US GAAP.

To prepare figures on a comparable basis, we have performed the following adjustments to the corresponding figures presented on an actual basis:

■	we have restated the actual figures for fiscal years 2001 and 2002 using 31 March 2003 exchange rates for order backlog, orders received, sales and operating income and elements constituting our operating income.

■	adjustments due to changes in business composition have then been made to the same indicators for fiscal years 2001 and 2002. More particularly:

•	contributions of material activities sold since 1 April 2001 have been excluded from the figures reported in fiscal years 2001 and 2002, mainly Contracting and GTRM;

•	contributions of material activities acquired since 1 April 2001, have been included in the figures reported in fiscal years 2001 and 2002 using historical data or the same data as fiscal year 2003 when historical data were not available, mainly Fiat Ferroviaria; and

•	the contribution of ABB ALSTOM Power from 1 April 2000 to 10 May 2000 has been included to reflect a 100% consolidation of Power Sector in fiscal year 2001.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

The following table sets out our estimates of changes in exchange rates and in business composition (“Scope impact”) for all indicators disclosed in this Annual Report both on an actual basis and on a comparable basis for fiscal years ended 31 March 2001, 2002 and 2003. No adjustment has been made on figures disclosed for fiscal year 2003:

Unaudited figures

	Year ended 31 March
	2001				2002				2003
	Actual figures	Exchange Rate	Scope impact	Comparable figures	Actual figures	Exchange rate	Scope impact	Comparable figures	Actual figures
	In € million
Order backlog—Power	17,740	(1,736)	(170)	15,834	15,404	(1,569)	0	13,835	11,386
Order backlog—T&D	2,771	(151)	0	2,620	2,923	(252)	(26)	2,646	2,694
Order backlog—Transport	13,124	(1,484)	157	11,797	14,505	(986)	21	13,540	14,675
Order backlog—Marine	3,706	0	0	3,706	2,928	0	0	2,928	1,523
Order backlog—Other	2,088	(169)	(1,780)	139	55	(5)	(4)	46	52

ORDER BACKLOG	39,429	(3,540)	(1,793)	34,097	35,815	(2,812)	(8)	32,995	30,330

Orders received—Power	11,502	(711)	397	11,188	11,033	(734)	0	10,299	8,602
Orders received—T&D	3,619	(135)	0	3,484	3,877	(219)	(56)	3,602	3,732
Orders received—Transport	5,558	(408)	(123)	5,027	6,154	(176)	(510)	5,469	6,412
Orders received—Marine	1,835	0	0	1,835	462	0	0	462	163
Orders received—Other	3,213	(50)	(2 801)	362	1,160	(41)	(992)	127	214

ORDERS RECEIVED	25,727	(1,304)	(2 527)	21,896	22,686	(1,170)	(1,557)	19,959	19,123

Sales—Power	12,040	(758)	392	11,675	12,976	(878)	0	12,098	10,901
Sales—T&D	3,409	(103)	0	3,306	3,814	(202)	(49)	3,563	3,605
Sales—Transport	4,400	(322)	(29)	4,049	4,413	(196)	(224)	3,994	5,072
Sales—Marine	1,841	0	0	1,841	1,240	0	0	1,240	1,568
Sales—Other	2,860	(100)	(2,491)	270	1,010	(36)	(818)	156	205

SALES	24,550	(1,283)	(2,127)	21,140	23,453	(1,312)	(1,090)	21,051	21,351

SALES	24,550	(1,283)	(2,127)	21,140	23,453	(1,312)	(1,090)	21,051	21,351
Cost of sales	(20,428)	971	(1,817)	(17,619)	(19,623)	1,136	948	(17,541)	(19,114)
Selling expenses	(1,140)	62	112	(966)	(1,078)	44	28	(1,006)	(970)
R & D expenses	(629)	36	5	(588)	(575)	13	1	(561)	(622)
Administrative expenses	(1,202)	141	61	(1,001)	(1,236)	54	77	(1,105)	(1,079)

OPERATING INCOME	1,151	(73)	(133)	966	941	(65)	(37)	839	(434)

Operating income—Power	448	(24)	19	443	572	(46)	0	526	(690)
Operating income—T&D	275	(0)	0	275	226	(11)	(5)	210	227
Operating income—Transport	266	(28)	(19)	219	101	(8)	(11)	83	49
Operating income—Marine	80	0	0	80	47	0	0	47	24
Operating income— Other(1)	82	0	(134)	(51)	(5)	0	(23)	(27)	(44)

OPERATING INCOME	1,151	(52)	(133)	966	941	(65)	(38)	839	(434)

(1)	Including Contracting for € 123 million in fiscal year 2001 and for € 30 million in fiscal year 2001 on actual basis

A significant part of our sales and expenditures are realised and incurred in currencies other than the Euro. The principal currencies to which we had significant exposures in fiscal year 2003 were the US Dollar, British Pound, Swiss Franc, Mexican Peso and Brazilian Real. Our orders received and sales have been impacted by the translation of our accounts into Euros resulting from changes in value of the Euro against other currencies in fiscal year 2003. The impact was a decrease by around 5% for both compared with fiscal year 2002.

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KEY OPERATING AND GEOGRAPHICAL FIGURES FOR THE YEARS ENDING 31 MARCH 2001, 2002, AND 2003

The following tables set out, on an actual and comparable basis, select key financial and operating figures for the Group as a whole. Corresponding figures will be presented and discussed on a Sector by Sector basis in following sections.

Total Group actual figures

	Year ended 31 March
	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	39,429	35,815	30,330	-9%	-15%
Orders received	25,727	22,686	19,123	-12%	-16%
Sales	24,550	23,453	21,351	-4%	-9%

Total Group comparable figures

	Year ended 31 March
	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	34,097	32,995	30,330	-3%	-8%
Orders received	21,896	19,959	19,123	-9%	-4%
Sales	21,140	21,051	21,351	0%	1%

Order backlog

Our order backlog consists of a combination of confirmed orders for short-term projects, particularly for our T&D Sector and our various service activities, and confirmed orders for longer-term projects, particularly for our Power, Marine and Transport Sectors. Our short-term projects are generally traded within one year of the date we record the order, while long-term projects generally are traded within three years. Operation and maintenance contracts can often have terms of up to ten years and occasionally much longer.

The order backlog decreased by 15% in fiscal year 2003 compared with fiscal year 2002, mainly due to exchange rate variations and, to a lesser extent, changes in business composition. On a comparable basis, the decrease is 8%.

On an actual basis, order backlog included €6.1 billion of operation and maintenance contracts at 31 March 2003 compared with €5.8 billion at 31 March 2002, illustrating the increasing importance of service businesses in our activities. Given the decrease in orders received, the importance of service businesses is even more pronounced.

The order backlog decreased by 9% in fiscal year 2002 compared with fiscal year 2001, on an actual basis, due primarily to the disposal of Contracting and GTRM. On a comparable basis, the decrease was 3% mainly due to Power and Marine, partially offset by an increase in Transport.

The order backlog in terms of months of sales (calculated by dividing the order backlog by one twelfth of annual sales) slightly decreased from 18 months in fiscal year 2002 (19 months on a comparable basis) to 17 months in fiscal year 2003.

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Orders received

Orders received represent the value of all the agreements signed with customers to supply a product or set of products and/or to provide a service or a set of services within a specified time, and under specified quality, price and funding conditions. They represent our future sales.

Orders received decreased by 16% in fiscal year 2003 compared with fiscal year 2002, on an actual basis, mainly due to the disposal of Contracting and GTRM and to exchange rate variations. On a comparable basis, the decrease was 4%, mainly in the last quarter of fiscal year 2003 and mainly due to a decrease in the Power and Marine Sectors, partially offset by a strong increase in Transport. Orders received during fiscal year 2002 decreased by 12% on an actual basis, due to the lack of significant Marine orders following an exceptionally strong fiscal year 2001, partly offset by increases in Transport and T&D. Power orders received decreased.

Geographical analysis of orders received by country of destination

We have a permanent industrial or commercial presence in more than 70 countries around the world. The table below sets out, on an actual basis, the geographic breakdown of orders received by country of destination.

Total Group actual figures

	Year ended 31 March
	2001	% contrib.	2002	% contrib.	2003	% contrib.
	In € million
Europe	11,503	45%	10,096	45%	8,889	46%
North America	6,416	25%	5,161	23%	4,604	24%
South and Central America	1,567	6%	1,832	8%	998	5%
Asia / Pacific	3,955	15%	4,162	18%	2,717	14%
Middle East / Africa	2,286	9%	1,435	6%	1,915	10%

Orders received by destination	25,727	100%	22,686	100%	19,123	100%

In fiscal year 2003, the geographic breakdown of orders received was broadly equivalent to that in fiscal year 2002. Europe remained the most important market in terms of orders received, with 46% of the total. On an actual basis, orders received decreased in this region by 12% in fiscal year 2003 compared with fiscal year 2002 due to the disposal of GTRM and Contracting. On a comparable basis, they increased by 3%, due to the increases in France, Germany and Sweden. North America decreased during the fiscal year due to exchange rate variations but remained stable on a comparable basis, as the US dropped particularly in the gas turbine market following an unprecedented boom over the previous two years, which resulted in over-ordering. The slow down of Power in the US has been partly compensated by orders received by Transport, which received certain large contracts during the year (metros in New York; subway cars in Washington; passenger rail coaches in New Jersey). The 46% decrease in South America resulted from exchange rate variations and from Power where the market followed the North America trend. Although Asia/Pacific decreased by 35% due to a lack of liquidity, prospects are encouraging as there were signs of recovery in that region towards the end of the period, although the impact of the recent SARS outbreak has still to be assessed. Orders received in Middle East/Africa increased by 33% (53% on a comparable basis) between fiscal years 2002 and 2003.

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Geographical analysis of sales by country of destination and of origin

The table below sets out, on an actual basis, the geographical breakdown of sales by country of origin and by country of destination. Sales by country of destination are presented by Sector on an actual basis in the Section of this Annual Report entitled “Description of activities”.

Total Group actual figures

	Year ended 31 March
	Origin	2001 Destination	Origin	2002 Destination	Origin	2003 Destination
	In € million
Europe	16,412	11,078	14,755	9,313	14,762	9,219
North America	5,414	6,863	5,623	6,255	3,935	4,719
South and Central America	598	952	683	1,439	601	1,534
Asia / Pacific	1,771	3,957	2,050	4,521	1,833	3,727
Middle East / Africa	355	1,700	342	1,925	220	2,152

Sales	24,550	24,550	23,453	23,453	21,351	21,351

Sales by country of destination

Europe remained stable in fiscal year 2003 compared with fiscal year 2002 but increased by 11%, on a comparable basis, resulting mainly from high levels of deliveries to SNCF during fiscal year 2003. In Mexico (classified in North America) and in the US, the execution of gas turbines projects began nearing an end. This has been compensated by Middle East/Africa where large projects were being executed (Al Hidd Phase 2 in Bahrain and Okpai Lot 1 in Nigeria). The growth by 7% (net of a decrease by 15% due to exchange rate variations) in South and Central America was the result of large orders received from previous years that are being executed (i.e. Brazil and Chile). The Asia/Pacific trend remained stable, as the fluctuation was consistent with the normal fluctuation of companies executing large projects.

Sales by country of origin

Sales by origin tended to be more stable. Historically, our businesses had strong origins in Europe (GEC, ALCATEL ALSTHOM, ABB and AEG). European Union production was dominated by France (24% of our employees), UK (12% of our employees), Germany (9% of our employees) and Switzerland (5% of our employees).

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POWER

The following table sets out some key financial and operating data for the Power Sector:

Power Actual figures

	Year ended 31 March
	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	17,740	15,404	11,386		-13%	-26%
Orders received	11,502	11,033	8,602		-4%	-22%
Sales	12,040	12,976	10,901		8%	-16%
Operating income	448	572	(690	)(1)
Operating margin	3,7%	4,4%	(6,3)%
R&D expenditures	(370)	(350)	(409)
EBIT (before restructuring costs)	316	336	(966)
Capital employed	2,661	3,012	2,383
ROCE	11,9%	11,2%	(40,5)%

Power Comparable figures

	Year ended 31 March
	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	15,834	13,835	11,386		-13%	-18%
Orders received	11,188	10,299	8,602		-8%	-16%
Sales	11,675	12,098	10,901		4%	-10%
Operating income	443	526	(690	)(1)
Operating margin	3,8%	4,3%	(6,3)%

(1)	After €1,160 million of exceptional provisions in fiscal year 2003.

Orders received

Fiscal year 2003 saw an abrupt market downturn in the US—particularly in the gas turbine market following an unprecedented boom during the prior two years, which had resulted in ordering beyond customer’s needs. There were multiple order cancellations and postponements in fiscal year 2003 due to the excess capacity created in the previous two years. Private investors, attracted by the market liberalisation in the US, were badly hurt last year as the sudden over-capacity resulted in electricity prices falling significantly and a large value decrease of their generation assets. Latin America suffered from economic difficulties and regulatory confusion, and this led to a drop in the number of projects being built. In Europe, the market remained active, in particular in Spain and Italy. New power stations were ordered in the Middle East at a steady pace throughout the year. In Asia, a lack of liquidity and perceived comfortable reserve margins in some countries held back projects, but there were signs of a recovery towards the end of the fiscal year. China continued to develop its capacity, however this was dominated by projects awarded primarily to local suppliers.

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The increased price volatility for fuel and electricity emanating from the liberalisation of markets has re-emphasised the need for flexibility and diversity of power generation technologies. Environmental policies are increasingly being integrated into market requirements favouring our environmental control equipment.

In this uncertain market, on an actual and comparable basis, orders received in fiscal 2003 were respectively 22% and 16% below fiscal year 2002, with a more pronounced drop occurring in the last quarter of fiscal year 2003. The difference between actual and comparable figures was due to exchange rate variations exclusively.

With respect to the business segments within the Power Sector in fiscal year 2003:

■	Boilers & Environment decreased compared with the prior fiscal year. This reduction was mainly seen in the Heat Exchange and Heat Recovery Business, due to the significant decrease in gas power plant orders this year.

■	Customer Service finished fiscal year 2003 ahead of last fiscal year supported by improved O&M (Operation and Maintenance) business and a continued strong performance in Western European markets and in the US;

■	the main reduction was seen in Gas Turbines, following the sharp downturn in the global new equipment market;

■	orders received in Hydro showed a small increase compared with fiscal year 2002;

■	orders received for Industrial Turbines decreased compared with fiscal year 2002 due to the downturn in the US gas and combined-cycle markets, further negatively influenced by continued low volumes in the Flow Systems market;

■	orders received for Steam Power Plant increased compared with fiscal year 2002. The turnkey market was low in the fiscal year, with few new orders booked; however, the world-wide retrofit market has been strong, supported by demand for nuclear power plant life-extension, mainly in the US. Currently, a number of turnkey opportunities exist, but it is difficult to predict when they will translate into firm orders.

By geography, orders received significantly increased by 16% in the European Union, essentially due to an increase in France, Germany and Sweden. North America dropped by 39%, due to the US. South America has followed North America, and the Brazilian economy has deteriorated thus reducing the likelihood of new infrastructure investments in the near future. Asia was still an important market, and although there was some slowdown in fiscal year 2003, prospects remain optimistic.

Orders received by Power in fiscal year 2002 decreased by 4% on an actual basis compared with fiscal year 2001, and by 8% on a comparable basis. The difference between the actual and comparable figures was mainly due to the 50% consolidation of ABB ALSTOM Power under the proportional consolidation method from 1 April 2000 to 10 May 2000 and the 100% consolidation of Power from 11 May 2000 to 31 March 2001. Customer Service, Boilers & Environment products and Industrial Gas Turbines segments saw significant increases in orders received. Those increases were offset by declines in Steam Power Plant and Heavy-Duty Gas Turbines, due to the postponement of turnkey projects, and in Hydro.

Sales

Sales in fiscal year 2003 decreased by 16% compared with fiscal year 2002, on an actual basis, and by 10% on a comparable basis. With respect to the business segments within the Power Sector in fiscal year 2003:

■	Boilers & Environment Segment sales increased, due to higher demand for environmental control and a strong opening backlog in utility boilers and energy recovery systems;

■	Customer Service Segment sales also increased compared with fiscal year 2002, supported by improved volumes coming from O&M contracts;

■	a sharp decrease of sales in the Gas Segment was due to the decline in order intake in earlier years;

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■	due to a high past order intake, Hydro Power Segment sales also increased as the order backlog converted into sales;

■	Industrial Turbine Segment sales remained stable;

■	a sharp decrease of sales in the Steam Power Plant Segment was due to the reduction in the backlog of large turnkey project deliveries.

By geography, North America continued to represent the main region for Power, with deliveries of gas turbines, boiler and steam components as well as our strong service business. Europe remained an important market where sales increased by 5%, while Asia/Pacific decreased by 34%.

Sales increased by 8% in fiscal year 2002 compared with fiscal year 2001, on an actual basis and by 4% on a comparable basis. The main contributors to this increase were Customer Service and Industrial Gas Turbines. This increase was partly offset by decreases in Boiler & Environment, Steam Power Plant and Gas Turbines. Hydro sales remained stable.

Operating income and operating margin

Operating income and operating margin both decreased in fiscal year 2003 to €(690) million and -6.3% compared with €572 million and 4.4% in fiscal year 2002 on an actual basis. Significant increases in the Boiler & Environment, Steam Power Plant and Industrial Turbine Segments were mainly due to improved margins.

These improvements were offset by the negative financial effects of the GT24/GT26 gas turbines problems and the related exceptional gross provision recorded in fiscal year 2003 of €1,160 million. Excluding this exceptional provision, operating income and operating margin were respectively €470 million and 4.3% in fiscal year 2003. Operating margin increased to 4.4% in fiscal year 2002, from 3.7% in fiscal year 2001, as a result of costs savings and increased focus on higher value activities.

Capital employed

Capital employed, at €2,383 million at 31 March 2003, decreased on an actual basis from €3,012 million at 31 March 2002, mainly as a result of goodwill amortisation and tighter working capital management under our “Cash for Growth” programme.

New organisation

With effect from 1 April 2003, the Power Sector was reorganised into 3 new Sectors (4 Sectors before the disposal of the former Industrial Turbine Businesses). The table below sets forth an initial assessment of the breakdown of orders received and sales in the new structure for fiscal year 2003:

Power actual figures

	Year ended 31 March 2003
	Orders Received	Sales
	In € billion
Power Turbo-Systems	2.0	3.8
Power Services	2.8	2.6
Power Environment	2.6	3.2
Industrial Turbines Business	1.2	1.3

Total Power	8.6	10.9

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Update on GT24/GT26 gas turbine issues

GT24 and GT26 gas turbines, with outputs of 180 MW and 268 MW, respectively, are the largest of our extensive range of gas turbines. The technology was originally developed by ABB in the mid-1990s, with most sales made prior to the acquisition by ALSTOM. These turbines are based on an advanced design concept. At the start of the commercial operation of the second generation, or “B” version turbines, in 1999 and 2000, a number of technical issues were identified, showing the turbines would not meet the contractual performance and lifetime obligations.

In response, we set in motion high-priority initiatives to design and implement modifications across the fleet. The first step of these initiatives was to de-rate the units so that they could operate in commercial service with lower efficiency and output, while we developed the technical solutions to allow full rating operation. We also embarked on a comprehensive programme to discuss and resolve any contractual issues with customers. Commercial settlements with customers were negotiated to deal with the consequences of the de-rating. Typically, what was proposed was a Performance Recovery Period of around 2-3 years, prior to implementing the life-time and performance upgrades, that we call a “recovery package”. This deferred the timing of the date at which provisional acceptance was achieved and related contractual remedies, including liquidated damages, applied. During that period, varying solutions were applied depending on the situation, however in general we replaced short life components at our costs and agreed on contractual amendments, including revised financial conditions, with each customer.

We have already implemented some technical improvements to the turbines, which permit flexible and reliable operation of the fleet. This is confirmed by third-party statistics showing that the reliability of the GT24 fleet was above 98% in the 2002 calendar year. Operational reliability and flexibility are important for our customers, particularly for those in merchant markets.

Our confidence in the technology has been reinforced by the major progress achieved over the past 6 months. Modifications aimed at delivering enhancements to output and efficiency have been designed, validated and tested as follows:

■	Compressor massflow and efficiency increase for GT26—Successful demonstration of increased electrical output improvement at our full-scale test facility in Birr, Switzerland. Compressor massflow and efficiency increase for GT24 were successfully tested at a power plant in Mexico. Improved, validated and tested compressor upgrades are now being delivered to existing site installations and in new applications.

■	High fogging Inlet System—Successful demonstration of an increase of more than 6% in electrical output in both the test facility and field validation units. The system can be applied to both existing and new gas turbine installations.

■	Dual Fuel Capability—Successful demonstration in both the test facility and field validation units. The system is now available for commercial application on both existing and new gas installations.

Reduction of design risk and the validation of upgraded components have been advanced by the technology agreement with Rolls-Royce we signed in February 2002 by using their aero-engine technology and experience base.

Most importantly, while the units accumulate hours in operation, we see that the technology has stabilised. The 71 machines in service have accumulated, as of March 2003, over half a million operating hours at high reliability levels.

The commercial situation with respect to the GT24/GT26 gas turbines is also becoming much clearer. We have reached commercial settlements on 61 of the 80 units and of these settlements 24 are unconditional, that is to say the contracts are in the normal warranty period, and there is no obligation to upgrade or pay further penalties. Under the other 37 settlements, we are committed to make additional upgrade improvements, either in respect of performance or the life of key components, and are required to pay liquidated damages if the modified gas turbines do not meet performance criteria or if we do not respect the agreed time delays for the implementation of the modifications. As for the remaining 19 units for which no settlements have been reached, 7 are currently subject to litigation, and negotiations are ongoing or have not started for the remainder. The order backlog included €558 million, at 31 March 2003, in respect of a GT26 contract currently suspended on which the customer has an option for termination. If this contract does not proceed, the orders in hand will need to be adjusted accordingly.

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Operating & financial review

Notwithstanding the progress achieved to date, since November 2002, we have experienced unexpected set backs and delays, now resolved, in validating and testing several important components of the recovery package, notably the GT24 compressor upgrade and the “full lifetime” blades. These delays resulted in our being unable to respect the duration of the recovery periods agreed with some of our customers under applicable agreements, including under conditional settlement agreements, prior to the implementation of the recovery package with the expected improvements in performance, efficiency and life of key components. In the current state of the energy wholesale markets, customers do not have the incentive to accept these machines. These delays therefore mean significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking penalties and liquidated damages. We also incur additional costs because we have been forced to shut down the machines more frequently to replace short life components at our expense. Our previously expected targets were therefore not achievable in the current context.

As a consequence, we have revised our analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis, which we now estimate at €1,530 million net. This amount is based on an estimation of the remaining gross exposure in March 2003 of €1,984 million, on which we expect to mitigate €454 million by taking numerous actions to reduce our estimated gross exposure.

In fiscal year 2000, ABB ALSTOM Power, of which we owned 50% at that time, recorded a total of €519 million of provisions in accrued costs in respect of the GT24/GT26 gas turbines. In fiscal year 2001, we recorded a total of €1,068 million of provisions and accrued contract costs related to the turbines. In fiscal year 2002, we recorded an additional €1,075 million of provisions and accrued contract costs related to the turbines. We retained €1,440 million of provisions and accrued contract costs at 31 March 2002 in respect of these turbines. After application of €1,070 million during fiscal year 2003, the remaining amount of provisions was €370 million. To cover the total revised net exposure, an additional gross provision of €1,160 has been provided during fiscal year 2003. As a result, the total gross provisions and accrued contract costs at 31 March 2003 in respect of these turbines were €1,530 million. For further information relating to our consolidated provisions for penalties and claims, see Note 20 to the “Consolidated financial statements”. Reference should also be made to “Risks—Our products, including the GT24/GT26 heavy-duty gas turbines and the UK Trains, often incorporate advance and complex technologies and sometimes require modifications after they have been delivered”.

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Operating & financial review

TRANSMISSION & DISTRIBUTION (T&D)

The following table sets out some of the key financial and operating data for the T&D Sector:

T&D actual figures

	Year ended 31 March
	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	2,771	2,923	2,694	5%	-8%
Orders received	3,619	3,877	3,732	7%	-4%
Sales	3,409	3,814	3,605	12%	-5%
Operating income	275	226	227
Operating margin	8.1%	5.9%	6.3%
R&D expenditures	(135)	(106)	(121)
EBIT (before restructuring costs)	227	190	170
Capital employed	1,042	1,044	963
ROCE	21.8%	18.2%	17.7%

T&D comparable figures

	Year ended 31 March
	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	2,620	2,646	2,694	1%	2%
Orders received	3,484	3,602	3,732	3%	4%
Sales	3,306	3,563	3,605	8%	1%
Operating income	275	210	227
Operating margin	8.3%	5.9%	6.3%

Orders received

In fiscal year 2003, the transmission and distribution market decreased compared to fiscal year 2002. The main reasons were investment delays due to deregulation uncertainty in the US and reduced capital expenditures of industrial customers. This has mainly affected the US and European markets while the Chinese and Northern African markets remained strong. New growth drivers of the transmission and distribution market have gained momentum, though they have not reached their full expected impact. In several developed countries, governments have set aggressive targets for the development of renewable energy sources. Power quality concerns and removal of transmission and distribution bottlenecks have lead to an important growth of the power electronics market, mainly in Static Var Compensators. While the digitalisation of the transmission and distribution networks is progressing, the rapid development of energy & market management systems has temporarily stagnated due to deregulation delays in the US.

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Operating & financial review

Orders received decreased by 4% in fiscal year 2003 compared with fiscal year 2002, on an actual basis, due to changes in business composition and exchange rate variations. On a comparable basis, orders received increased by 4%. The product activity both in medium voltage and power transformers has been weak while, globally, transmission projects and systems and service businesses maintained a sound activity level. Total orders for T&D Service activities as a whole amounted to just over €460 million in fiscal year 2003.

Geographically, market growth continued in fast-developing countries such as China and Eastern Europe, while Western Europe was flat and the US experienced a slowdown in deregulation, which had a negative impact on growth. The level of orders received decreased slightly in Europe, particularly in Switzerland and the United Kingdom. However, this was partly offset by an increased orders from Austria, Greece and Spain. Europe remained the largest contributor to T&D Sector activity. The Americas have experienced a fall in order intake despite large orders such as that of Ancoa/Charrua in Chile. In Mexico, the decrease is due to the smaller number of large transmission projects contracts being recorded, while in the US there has been a decrease in activity of both medium and high voltage products. Canada, however, has experienced an increase in orders received. Despite this fall in activity, the Americas account for 21% of T&D’s orders received. The African market has undergone the largest growth in activity, mainly due to an order received from BCC Sonelgaz in Algeria for the refurbishment of various substations. Despite continuing growth in China, Taiwan and Singapore, T&D orders in Asia/Pacific decreased due to a lower level of activity in Australia, Hong Kong and India.

Orders received in fiscal year 2002 increased by 7% over fiscal year 2001, on an actual basis and 3% on a comparable basis. This performance in a difficult market was achieved principally through the creation of a new international marketing and sales organisation.

Sales

Sales decreased by 5% in fiscal year 2003 compared with fiscal year 2002 on an actual basis, due to changes in business composition and exchange rate variations. On a comparable basis, sales increased by 1%. This growth in sales was strongest in the Middle East, as a result of the important transmission project and energy management market contracts signed in Qatar and the United Arab Emirates last year. The level of sales in Algeria also increased significantly. T&D’s level of trading decreased slightly in Europe and the Americas due principally to the lower short term orders received in product activities, when compared to the volume of system orders where the cycle time generally exceeds 12 months. Within Europe this trend has been particularly felt in Belgium, Sweden, Spain, and, in the Americas especially in Colombia, Venezuela and the US. However, Europe and the Americas remain T&D’s main markets. In Mexico, sales were boosted by the trading of the SE410 and SE504 N.O projects and in the Netherlands Antilles by the Curacao contract from transmission projects. Total sales by the Services business represented just over € 500 million in fiscal year 2003.

T&D’s sales in fiscal year 2002 increased by 12% compared with fiscal year 2001, on an actual basis, and by 8% on a comparable basis. This increase in sales was particularly strong in the Americas, due to the important energy management contracts signed in previous years in the US and continuing growth in Brazil. The Middle East increased, following the execution of transmission projects in Kuwait and in the United Arab Emirates. Europe remained stable, with increases in Western Europe, Eastern Europe and the UK, offsetting declines in Germany.

Operating income and operating margin

T&D operating income amounted to €227 million in fiscal year 2003, compared with €226 million in fiscal year 2002, on an actual basis. Operating margin increased to 6.3% both on an actual and on a comparable basis. This increase in margin was the first result of better monitoring of overhead expenditure and of our cost reduction programmes, partly offset by continuing price pressure in some market segments. Systems activity improved as a result of tighter risk management, while profits from medium-voltage products were impacted by lower volumes.

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Operating & financial review

The operating margin decreased to 5.9% in fiscal year 2002 from 8.1% in fiscal year 2001, on an actual basis. This decrease in the operating margin was mainly attributable to price decreases in some market segments.

Capital employed

Capital employed amounted to €963 million at 31 March 2003, as compared with €1,044 million at 31 March 2002. This decrease was the result of tighter working capital management under our “Cash for Growth” programme.

TRANSPORT

The following table sets forth some key financial and operating data for the Transport Sector:

Transport actual figures

	Year ended 31 March
	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	13,124	14,505	14,675	11%	1%
Orders received	5,558	6,154	6,412	11%	4%
Sales	4,400	4,413	5,072	0%	15%
Operating income	266	101	49 (1)
Operating margin	6.0%	2.3%	1.0%
R&D expenditures	(101)	(75)	(90)
EBIT (before restructuring costs)	265	131	30
Capital employed	1,093	1,041	805
ROCE	24.2%	12.6%	3.7%

Transport comparable figures

	Year ended 31 March
	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	11,797	13,540	14,675		15%	8%
Orders received	5,027	5,469	6,412		9%	17%
Sales	4,049	3,994	5,072		(1)%	27%
Operating income	219	83	49	(1)
Operating margin	5.4%	2.1%	1.0%

(1)	After €140 million of exceptional provisions.

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Orders received

During fiscal year 2003, the major rail markets of the world continued to be generally buoyant with an average growth of 4% over fiscal year 2002. The following four major drivers in the rail transportation business have sustained this market growth:

■	long deferred, replacement-driven demand cycles for rolling stock equipment and infrastructure, mainly in Europe and North America;

■	urbanisation in developed and developing countries, where local transport operators seek solutions to ease automobile traffic congestion and to address environmental concerns through new metro and high speed train networks;

■	higher rail network efficiency and safety requirements that accelerate the demand for network infrastructure upgrades and new signaling systems especially in Europe; and

■	privatisations and deregulations that tend to redefine the core business activities of operators and to accelerate the outsourcing of rolling stock & infrastructure servicing.

Orders received by Transport in fiscal year 2003 increased by 4% compared with fiscal year 2002, on an actual basis. On a comparable basis, the increase was 17%. This strong growth was observed in all segments except for Intercity with low orders received particularly in locomotives. Transit was still the main segment in terms of volume of orders received, with an increase compared to last fiscal year, thanks mainly to the AB Transitio contract for 55 CORADIA commuter trains. As a result of major orders received in the US, Rolling Stock Americas had an outstanding year, as did Service, while Transport Information Solutions and Systems remained stable.

By region, Europe remained the most significant market with 60% of the orders received by the Sector in fiscal year 2003. New countries also emerged this year: Sweden through 55 regional trains for service in the greater Stockholm area, Finland through 20 CORADIA trains for traffic in Helsinki, Greece with the supply and construction of electrical and mechanical elements for a new suburban line between Athens and the new airport. However, orders received in the UK remained weak in the confused situation caused by the further reorganisation of the rail industry. America grew to 24% of orders received compared to 8% for the same period last year, the main contracts being: 400 new metro cars for New York City Transit, design and manufacture of 62 new heavy rail subway cars for WMATA in Washington, a 135 new passenger rail coaches for the expanding New Jersey Transit fleet and BNSF—US maintenance of 434 GM diesel locomotives for 12 years. However, the service business in Montreal experienced a further year of poor order intake. The Asian market also increased, due to orders received in South Korea in connection with the project management and supply of equipment for a new airport railway link between Incheon and Seoul.

Orders received by Transport in fiscal year 2002 increased by 11% on an actual basis. The growth in orders received was essentially due to the strong rolling stock and freight market, mainly in Europe, as well as to demand for our information solutions and systems which more than doubled. The higher activity level in Europe was mainly the result of the continued revival of the French market in rolling stock and freight, where we maintained our market share. However, the UK market was sluggish due to regulatory uncertainty. Order intake was also strong in Asia due to contracts in Singapore for the Circle Line Metro.

Sales

Sales in Transport increased by 15% in fiscal year 2003 compared with fiscal year 2002, on an actual basis, and by 27% on a comparable basis. The highest increase was registered in Intercity, Transit and Systems. Geographically, the major contributor to the increase was France, highlighted by high levels of deliveries to SNCF during fiscal year 2003. Other European countries remained stable. The Americas showed a slight decrease as a contribution to Transport’s total sales but remained stable in volume. Asia remained stable at 15% of Transport’s total sales during the year.

Sales in Transport remained stable in fiscal year 2002 compared with fiscal year 2001, on an actual basis. In fiscal year 2002, Europe remained the most important market with relatively stable sales. Slower deliveries, related to problems encountered with the UK Trains, were offset by increases in France and Eastern Europe.

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Excluding the UK, sales in Europe increased by 25%, Germany, Spain and France having a positive impact. Sales decreased in the Americas due to difficulties in the freight service market in North America. Sales in Asia increased by 72% due to a Singapore metro contract and additional signaling contracts, notably in Australia.

Operating income and operating margin

Transport’s operating income amounted to €49 million in fiscal year 2003, compared to €101 million in fiscal year 2002 on an actual basis and €83 million on a comparable basis. Operating margin declined to 1.0% in fiscal year 2003 as compared with 2.1% in fiscal year 2002, on a comparable basis. Intercity encountered significant difficulties with the Regional Trains contract and with the West Coast Main Line (WCML) project in the UK, additional gross provisions and accrued contract costs have been provided in fiscal year 2003 for €140 million, a part of which was applied during the fiscal year. Excluding this exceptional item, operating income and margin were respectively €189 million and 3.7% in fiscal year 2003. Operating income was affected adversely by low workload and related under-recoveries in the UK, Canada and the locomotive businesses, which will be addressed by restructuring the respective businesses.

The operating margin declined to 2.3% in fiscal year 2002 versus a 6.0% operating margin in fiscal year 2001, on an actual basis. The major negative impact on operating income in that year resulted from problems involved with the UK Trains contracts.

Capital employed

Capital employed was €805 million at 31 March 2003, compared with €1,041 million at 31 March 2002, mainly due to the decrease in inventories and contracts in progress, particularly in the UK with the problems related to the deliveries of the UK Regional Trains and to down-payments following orders received.

UK Trains

In 1997, shortly after the privatisation of the British rail industry, we received five orders for a total of 119 new trains with an aggregate value of €670 million. These orders were part of the first series of orders following the rail deregulation in the UK. Following this deregulation the traditional roles and responsibilities for suppliers changed radically while the rail regulatory organisation established by the UK government was modified. We experienced significant delays in gaining regulatory approvals to the detailed specifications and in an attempt to meet our delivery commitments, we started production of these trains, in anticipation of receiving the necessary approvals. When the specifications were finalised, they differed from our expectations, which required costly and time consuming modifications. As a result, we did not meet our delivery schedule and began to face reliability issues on the trains.

At the end of March 2002, we reported that difficulties had been encountered on these UK Regional Trains contracts, and 29 of the 119 trains remained to be delivered out. Measures taken to address the various technical and contractual issues have enabled us to work with the operators and the rail authorities; 118 of the 119 trains ordered are now in service. Settlements have recently been agreed with our customers, under which we are obliged to implement programmes to ensure that all fleets achieve agreed levels of in-service reliability, which are ongoing and have led to some unexpected costs and revised estimated costs to complete such contracts and led us to take additional provisions. These commitments, which, in some instances, involve commitments for a number of years, were provided for in fiscal year 2003.

On the West Coast Main Line (WCML) contract, the project experienced major delays due to changing specifications and the high level of uncertainty regarding upgrading of the WCML route and infrastructure. Nevertheless, trains are currently being delivered at the rate of 2 a month in line with a revised programme agreed with our customer and the railway authorities. A restricted commercial service started at the beginning of the year, and 15 of the 53 trainsets have been delivered, with the remainder scheduled for delivery by September 2004. The initial operating experience has been well received. Clarification of the programme, infrastructure and operating environment has resulted in a reassessment of the costs to complete the contract and led us to take additional provisions.

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Further, strong action has been taken with the goal of ensuring that we meet our commitments, including the strengthening of the management, and the addition of technical resources for both new build and service functions in the UK.

In fiscal year 2003, we provided for additional gross provisions of €140 million to cover the expected future costs of the continuing improvement programme on the Regional Trains and to complete the WCML contract. Reference should be made to “Risks—Our products, including the GT24/GT26 heavy-duty gas turbines and the UK Trains, often incorporate advance and complex technologies and sometimes require modifications after they have been delivered”.

MARINE

The following table sets out some of the key financial and operating data for the Marine Sector:

Marine actual figures

	Year ended 31 March
	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	3,706	2,928	1,523	-21%	-48%
Orders received	1,835	462	163	-75%	-65%
Sales	1,841	1,240	1,568	-33%	26%
Operating income	80	47	24
Operating margin	4.3%	3.8%	1.5%
R&D expenditures	(16)	(12)	(6)
EBIT (before restructuring costs)	76	44	19
Capital employed	(157)	100	(343)
ROCE	n/a	44.0%	n/a

Marine comparable figures

	Year ended 31 March
	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
Order backlog	3,706	2,928	1,523	-21%	-48%
Orders received	1,835	462	163	-75%	-65%
Sales	1,841	1,240	1,568	-33%	26%
Operating income	80	47	24
Operating margin	4.3%	3.8%	1.5%

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All Marine operating facilities are located in France. Further, the business entities comprising the Marine business have not changed since last year. The figures are the same on both an actual and on a comparable basis.

Orders received

In fiscal year 2003 as in fiscal year 2002, Marine’s main market, cruise-ships, remained weak:

■	after the events of 11 September 2001, the cruise market had low profitability in 2001;

■	after the market’s recovery, cruise operators, whose base currency is the US dollar, reacted to the unexpected decrease of the US dollar exchange rate against the Euro, from Spring 2002, by delaying new orders in the hope that the weakness of the dollar would not last;

■	the market was also stalled pending the outcome of take-over and merger discussions involving the three major cruise-shipowners, which finally lead to the merger of Carnival and P&O Princess at the end of fiscal year 2003; and

■	more recently, uncertainty has increased pending the outcome of the Iraq crisis.

As a consequence, Marine registered no new cruise-ship order in fiscal years 2003 and 2002, and overall a very low level of orders in fiscal year 2003, €163 million including orders for an oceanographic vessel for Ifremer and a 72-metre yacht, compared with €462 million in fiscal year 2002.

Orders received in fiscal year 2002 comprised two orders for intervention and assault vessels for the French Navy (jointly built with DCN) and a 74,000 m3 LNG carrier for Gaz de France. Orders received in fiscal year 2001 had reached €1,835 million with four cruise-ship contracts (including the Queen Mary 2 cruise-liner) and a hydrographic and oceanographic vessel for the French Navy.

Sales

Sales in Marine increased by 26% in fiscal year 2003 compared with fiscal year 2002 due to the high level of deliveries. Marine completed and delivered the following vessels in fiscal year 2003:

■	the cruise-ship European Stars to Festival Cruises,

■	the cruise-ship Constellation to R.C.C.L. for its Celebrity brand,

■	the cruise-ship Coral Princess to P&O Princess,

■	the hydrographic and oceanographic vessel BHO Beautemps-Beaupré to the French Navy, and

■	the cruise-ship MSC Lirica to M.S.C.

In fiscal year 2003, Marine also progressed with the construction of other cruise ships (mainly Island Princess, Crystal Serenity, and the super cruise liner Queen Mary 2) for several shipowners, a second surveillance frigate for the Royal Moroccan Navy.

Sales amounted to €1,240 million in fiscal year 2002 compared with €1,841 million in fiscal year 2001. This decrease resulted from an exceptionally high level of deliveries (6 cruise-ships) in fiscal year 2001 while fiscal year 2002 was affected by the postponement of the delivery of the cruise ship European Stars until the end of April 2002. In fiscal year 2002, Marine delivered two cruise-ships, the European Vision to Festival and the Summit to RCCL. In addition, Marine delivered a frigate to Morocco and two high-speed ferries to NEL lines in Greece.

Operating income and operating margin

Operating income amounted to €24 million in fiscal year 2003 compared with €47 million in fiscal year 2002. New shipbuilding contracts obtained since January 2001 were not entitled to any subsidy, and market prices have not increased.

Operating income amounted to €80 million in fiscal year 2001, during which six cruise-ships were delivered.

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Capital employed

Capital employed was €(343) million at 31 March 2003, compared with €100 million at 31 March 2002. The decrease in fiscal year 2003 was a result of the favourable terms obtained for financing for the construction of the cruise-liner Queen Mary 2 compared with the cash profile of the contract. See Note 24 of the “Consolidated financial statements”.

Renaissance

We undertook vendor financing in support of the recovery plan for the Marine Sector from fiscal year 1996 to fiscal year 1998, which helped us to obtain repeat orders for cruise-ships and increased the productivity of the shipyard. We provided guarantees to financial institutions relating to indebtedness incurred by certain purchasers of our cruise-ships and fast ferries. At 31 March 2003, these guarantees related to a total of fourteen ships, including six cruise-ships delivered to Renaissance Cruises (“Renaissance”) and eight ships for four other customers. In addition, two other cruise-ships were supplied to Renaissance Cruises without vendor financing.

Renaissance filed for bankruptcy in September 2001. Thereafter, we and the lenders undertook actions to secure and maintain the ships and to restructure their financing. Our overall exposure to Renaissance vendor financing at 30 September 2001 was €684 million in guarantees of financing made in connection with the delivery of the six ships.

As part of the restructuring, which was completed in fiscal year 2002, ownership of the six ships, including four that were previously owned by four special purpose leasing entities in which we had an interest, was transferred to subsidiaries of Cruiseinvest (Jersey) Ltd., an entity in which we own no shares. Cruiseinvest financed this acquisition principally through bank borrowings, guaranteed in part by us. In addition, we purchased subordinated limited recourse notes issued by Cruiseinvest, agreed to provide Cruiseinvest with a line of credit and met certain of our commitments under our pre-existing guarantees. Interest on the subordinated limited recourse notes is payable only from amounts remaining after satisfaction of payments due on Cruiseinvest’s bank borrowings.

In parallel, the remarketing of the ships commenced, with the objective to put the ships back into cruise operations as quickly as possible, through bare-boat or time charters, and eventually sell them to the new operators when normal conditions are restored on the second-hand market. One of these ships was chartered to Swan Hellenic, a subsidiary of P&O Princess and resumed operations in April 2003. Two of the ships will be operated from summer 2003 by Oceania Cruise, a new cruise-operator. Two others will also be operated from spring 2003 by Pulmantur, with possibilities of extension. A long-term lease is currently being finalised with a European operator for one ship, which should then resume cruise operations also from summer 2003. Two other ships have also been taken over by P&O Princess and resumed cruise operations in November and December 2002.

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Our overall exposure to Renaissance vendor financing was €368 million at 31 March 2003, as compared with €432 million at 31 March 2002. The reduction was mainly due to the decrease of the US Dollar in which most of our guarantees are expressed.

In addition to our Renaissance “vendor financing exposure”, our other outstanding Marine vendor financing guarantees amounted to €565 million at 31 March 2003, relating to six cruise-ships and two high-speed ferries for four different customers. Consequently, our total vendor financing exposure in relation to Marine amounted to €933 million at 31 March 2003 compared with €1,044 million at 31 March 2002.

The last shipbuilding contract having benefited from any type of vendor financing came into force in November 1999. There is no other vendor financing arrangement or commitment relating to any contract in Marine’s order backlog.

As a result of the foregoing, we recorded a provision of €140 million at 31 March 2003 to cover risks associated with Marine vendor financing, a slight decrease from the €144 million provision at 31 March 2002.

OTHER

“Other” comprises all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand, South Africa (prior to its disposal) and India, that are not reported by Sectors. For fiscal years 2002 and 2001, the former Contracting Sector contribution is classified in “Other” in the table presented above in “Change in business composition and presentation of our accounts, non-GAAP measures—Comparable basis”.

Operating income included Corporate costs as well as the contribution of the International Network and the overseas entities, and included in fiscal years 2002 and 2001 the contribution of the former Contracting Sector on an actual basis. On a comparable basis, operating income was €(44) million in fiscal year 2003, compared with €(27) million and €(51) million in fiscal years 2002 and 2001. All restructuring costs are recorded against the EBIT of “Other” and not the EBIT of the Sectors.

Capital employed in “Others” was €1,208 million at 31 March 2003, and consisted mainly of loans and cash deposits in respect of Marine vendor financing, pensions, prepaid assets and other long-term deposits. See Note 11 to our “Consolidated financial statements”.

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FINANCIAL STATEMENTS FOR THE YEARS ENDING 31 MARCH 2001, 2002, 2003

INCOME STATEMENT

The following table sets out, on a consolidated basis, the elements of our operating income both on an actual and on a comparable basis for the Group as a whole:

Total Group actual figures

	Year ended 31 March
	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
SALES	24,550	23,453	21,351		(4)%	(9)%

Cost of sales	(20,428)	(19,623)	(19,114	)(1)	(4)%	(3)%
Selling expenses	(1,140)	(1,078)	(970)		(5)%	(10)%
R & D expenses	(629)	(575)	(622)		(9)%	8)%
Administrative expenses	(1,202)	(1,236)	(1,079)		3)%	(13)%
OPERATING INCOME	1,151	941	(434	)(1)	(18)%	(146)%

Operating margin	4.7%	4.0%	(2.0)%

Total Group comparable figures

	Year ended 31 March
	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02
	In € million
SALES	21,140	21,051	21,351		0%	1%

Cost of sales	(17,619)	(17,541)	(19,114	)(1)	0%	9%
Selling expenses	(966)	(1,006)	(970)		4%	(4)%
R & D expenses	(588)	(561)	(622)		(5)%	11%
Administrative expenses	(1,001)	(1,105)	(1,079)		10%	(2)%
OPERATING INCOME	966	839	(434	)(1)	(13)%	(152)%

Operating margin	4.6%	4.0%	(2.0)%

(1)	After €1,300 million exceptional provisions

Sales

Sales were €21,351 million in fiscal year 2003, compared with €23,453 million in fiscal year 2002, a decrease of 9%, due principally to exchange rate variations and to the disposal of Contracting and GTRM. Sales increased by 1%, on a comparable basis. The decrease in Power and, to a lesser extent in T&D, was compensated by a significant increase in both Transport and Marine. Sales were €23,453 million in fiscal year 2002, compared with €24,550 million in fiscal year 2001, a decrease of 4%. On a comparable basis, sales were stable from fiscal year 2001 to fiscal year 2002, during which Power achieved an increase of 4% in sales

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and T&D an increase of 6%. Transport was stable and the decline in Marine reflected the timing of ship deliveries, as one ship was delivered in April 2002, and another mid-May 2002, after the close of the fiscal year.

Percentage of services in sales increased to 23% in fiscal year 2003, compared with 22% and 19% in fiscal year 2002 and 2001 when Contracting and GTRM are excluded.

No single customer represented more than 10% of our sales in any year of the last three-year period discussed.

Cost of sales

Our cost of sales consists primarily of labour, raw materials and components, transport and freight, and production overheads, including depreciation. Cost of sales also includes provisions for risks and charges related to contracts, such as warranty claims, contract losses and project penalties. However, because of the diversity of the cost structure of our various activities, we analyse the items that make up cost of sales only by business or by contract and do not analyse these items at a consolidated level.

Our cost of sales amounted to €19,114 million in fiscal year 2003 compared with €19,623 million and €20,428 million in fiscal years 2002 and 2001, respectively. This decline was due generally to the lower level of sales.

Selling and Administrative expenses

Selling and administrative expenses were €2,049 million in fiscal year 2003 compared with €2,314 million in fiscal year 2002 and €2,342 million in fiscal year 2001 on an actual basis.

On a comparable basis, selling and administrative expenses decreased by €62 million compared with fiscal year 2002. As a percentage of sales, they decreased from 10.0% to 9.6%. This reduction resulted from synergies, the impact of restructuring and from actions launched to reduce costs under our Quality Focus 6-Sigma programme. We expect these savings will be amplified by the introduction of further restructuring programmes in the years to come.

Research and Development expenses

Research and Development expenses were €622 million in fiscal year 2003, increasing compared with €575 million in fiscal year 2002 on an actual basis, mainly due to increased spending on gas turbines. They decreased in fiscal year 2002 compared with €629 million in fiscal year 2001 on an actual basis, but remained stable on a comparable basis.

Operating income and operating margin

Operating income is measured before restructuring costs, goodwill and other acquired intangible assets, amortisation expenses and other items, which include foreign exchange gains and losses, gains and losses on sales of assets, pension costs and employee profit sharing and before taxes, interest income and expenses. Operating margin is calculated by dividing the operating income by the total annual sales.

Operating income and operating margin were €(434) million and -2.0% in fiscal year 2003, as compared with €941 million and 4.0% in fiscal year 2002, on an actual basis. In March 2003, exceptional gross provisions of €1,160 million were recorded for the GT24/GT26 heavy-duty gas turbines and €140 million for UK Trains. Excluding these provisions, operating income and operating margin were respectively €866 million and 4.1% in fiscal year 2003. Our operating margin in fiscal year 2003 reflected the increased level of margin in our order backlog, better cost control and the first results of the restructuring launched, offset by the negative financial effects of the GT24/GT26 gas turbines and UK Trains problems and by adverse effects in Transport of low workload and related under-recoveries in the UK, Canada and the locomotive business.

Operating margin of 4.0% in fiscal year 2002 decreased compared with 4.7% fiscal year 2001, on an actual basis. This decrease was mainly due to a significant decrease in T&D operating margin as a result of pricing pressure, a significant decrease in Transport operating margin due to delivery issues on our UK Regional Trains contracts and a decrease in sales volume and margins in Marine. This was despite continued operating profit improvements in Power, as cost savings and an increased focus on higher added-value activities led to higher operating income in that Sector.

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Earnings Before Interest and Tax (EBIT)

EBIT is calculated as operating income less other income (expenses) net and the amortisation of other intangible assets. Goodwill amortisation is accounted for below the EBIT line item in our income statement. Other income (expenses) net comprises net gains or losses on disposal of fixed assets and investments, restructuring costs, pension costs, employee profit-sharing and other non-operating income/expenses.

EBIT was €(1,056) million in fiscal year 2003, compared with €487 million in fiscal year 2002, on an actual basis. The decrease in EBIT was due to:

■	The decrease in operating income as a result of the aggregate exceptional gross provisions of €1,300 million in fiscal year 2003.

■	Exceptional net capital gains of €107 million (capital gains on the sale of Contracting for €106 million and GTRM for €43 million, capital loss of €42 million on the sale of parts of our waste-to-energy business) in fiscal year 2002, compared with a net capital loss of €6 million for the disposal of investments and real estate assets in fiscal year 2003.

■	Restructuring costs of €268 million in fiscal year 2003, compared with €227 million in fiscal year 2002. The increase in fiscal year 2003 was due to the continuing Group-wide cost rationalisation and downsizing. During the year, restructuring plans were implemented principally in France, Germany and the United Kingdom to reduce production capacity and adapt to current market conditions in order to ensure continuing competitiveness in the three main Sectors of the Group. Restructuring costs are accrued when management announces the reduction or closure of facilities, or a programme to reduce the workforce and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets.

■	Pension costs of €214 million in fiscal year 2003, compared with €139 million in fiscal year 2002. This increase was primarily due to an increase in the amortisation of the unrecognised actuarial difference between pension obligations and the fair market value of the assets following the fall in the global stock market, and to exceptional profits in fiscal year 2002.

EBIT was €487 million in fiscal year 2002, compared with €931 million in fiscal year 2001. The decrease in EBIT in fiscal year 2002 was due to:

■	The decrease in operating income in Transport, T&D and Marine, partially offset by Power.

■	Restructuring costs for fiscal year 2002 of €227 million versus €81 million for fiscal year 2001. The increase in these costs in fiscal year 2002 was mainly due to continued Group-wide cost rationalisation, especially product rationalisation, streamlining manufacturing and optimising staffing levels and because restructuring costs in Power were provided for when the Joint Venture ABB ALSTOM Power was created.

■	Pension expenses of €139 million in fiscal year 2002 compared to €112 million in fiscal year 2001. The increase in fiscal year 2002 was due to increased contributions to multi-employer and defined contribution schemes, primarily in the US.

■	Exceptional capital gains in fiscal year 2002 compared to no significant capital gain in fiscal year 2001.

Financial income (expenses), net

The improvement of our financial expenses, €270 million in fiscal year 2003 compared with €294 million in fiscal year 2002, was due to a decrease in market interest rates and net gains on exchange-rate variations mainly resulting from the unwinding of forward sale contracts of US dollars against Euros following the reassessment of the financing structure in the US, partially offset by an increase in financial debt.

Our net financial expenses in fiscal year 2002 were €294 million, compared with €207 million in fiscal year 2001. The major impact on financial expenses for fiscal year 2002 was mainly the higher net interest expense due to the higher level of net debt as well as the increase in other financial items, which consisted principally of fees paid on bonds, guarantees and credit lines.

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Income tax

The income tax credit was €241 million for the fiscal year 2003, at an effective rate of 18.2%. In fiscal year 2003, we recognised deferred income for €394 million, partly due to exceptional provisions. Current income tax for the fiscal year was €(153) million.

Income tax expenses for fiscal year 2002 were €10 million at an effective rate of 5.2%, compared with €174 million in fiscal year 2001. The low expense in fiscal year 2002 was due to a current income tax expense of €97 million (lower than in previous years due to decreased operating income), which was significantly offset by deferred tax income of €87 million.

Share in net income (loss) of equity investments

Our share in net income (loss) of equity investments was €3 million in fiscal year 2003 compared with €1 million in fiscal year 2002 and €(4) million in fiscal year 2001.

Dividend on redeemable preference shares of a subsidiary

Our dividend on redeemable preference shares of a subsidiary has been reclassified in financial income (expenses) net, in fiscal year 2003 due to the reclassification of the redeemable preference shares as financial debt. The dividend paid was €13 million in fiscal year 2003, thereby impacting the financial income, and €14 million in fiscal year 2002 impacting the dividend item in our income statement.

Minority interests

Minority interests were €(15) million in fiscal year 2003 compared with €(23) million in fiscal year 2002 and €(37) million in fiscal year 2001.

Goodwill amortisation

Goodwill amortisation amounted to €284 million in fiscal year 2003 compared with €286 million in fiscal year 2002 and €305 million in fiscal year 2001. The slight decrease in fiscal year 2002 when compared with fiscal year 2001 was mainly due to the disposals of Contracting and GTRM.

Net income (loss)

The net loss in fiscal year 2003 amounted to €1,381 million, compared with a net loss of €139 million in fiscal year 2002 and a net income of €204 million in fiscal year 2001.

BALANCE SHEET

Goodwill, net

Goodwill, net decreased to €4,440 million at 31 March 2003 compared to €4,612 million at 31 March 2002 due to the net effect of the acquisition of the remaining 49% of Fiat Ferroviaria in April 2002 (€158 million) offset by the related amortisation (€284 million). See Note 7 of the Consolidated Financial Statements.

Goodwill, net decreased to €4,612 million at 31 March 2002 compared to €5,310 million at 31 March 2001. This reduction was due to the annual amortisation of goodwill (€286 million) and the disposal of Contracting (€681 million), partly offset by an increase in goodwill related to a decrease in our valuation of the net assets acquired from ABB (€198 million) in Power, following final determination of the purchase price allocation made in connection with the acquisitions.

Working capital

Working capital (defined as current assets less current liabilities and provisions for risks and charges) at 31 March 2003 was €(4,819) million compared with €(4,545) million as reported at 31 March 2002. This variation was due to a tighter working capital management, despite a decrease in total provisions for risks and charges. Changes to working capital are presented in the Consolidated Statement of Cash Flows.

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Net effects on working capital due to foreign currency translation were positive by €135 million in fiscal year 2003. See Note 16 of the Consolidated Financial Statements.

Working capital amounted to €(4,545) million at 31 March 2002 versus €(4,978) million at 31 March 2001. The variation was due to the sale of our former Contracting Sector and to the continuous optimisation of asset management throughout the Group.

Customer deposits and advances

On average we estimate that 40% of our contracts relate to “Long-Term Projects”, defined as those projects which are completed over more than one year, 25% relate to products or individual items of equipment typically supplied within one year, and the remaining 35% is split between long-term service agreements and short-term contracts such as the supply of spares and service and overhauls of equipment. Our long-term projects are principally in Power, Transport and Marine.

Customer deposits and advances include the preliminary advances by customers as well as customers’ progress payments during the construction of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects.

Obtaining customer deposits and advances assists us in managing the following risks:

■	risk of negative cash flow while performing the contract;

■	risk of payment default due to client credit risk, which is mitigated via larger down payments and progress payments; and

■	foreign exchange risks.

We record customer deposits and advances on our balance sheet upon receipt as gross customer deposits and advances. The gross amounts were €12,689 million, €14,159 million and €12,767 million at 31 March 2003, 2002 and 2001 respectively. At the balance sheet date, we apply these deposits first to reduce any related gross accounts receivable and then to reduce any inventories and contracts in progress relating to the project for which we received the deposit or advance. Any remaining deposit or advance is recorded as “Customer deposits and advances” on our balance sheet as described in Note 24 of the Consolidated Financial Statements. As of 31 March 2003, our net customer deposits and advances were €3,541 million, compared with €4,221 million as of 31 March 2002, and €6,205 million as of 31 March 2001.

The decrease of our customer cash deposits and advances of €680 million which occurred during fiscal year 2003 was the result of a decrease due to translation effects for €589 million, and of a net decrease by €91 million. This decrease was mainly the net effect of a decrease in Power and an increase in Transport both in line with percentages of variations in orders received on a comparable basis.

Provisions for risks and charges

At 31 March 2003, the provisions for risks and charges were €3,631 million compared with €3,849 million at 31 March 2002.

This net decrease was accounted for by the following movements:

■	a decrease of €655 million due to the application of provisions for risks and charges on the GT24/GT26 gas turbines (and by €415 million of accrued contract costs);

■	an increase of €1,058 million due to the addition of provisions on the GT24/GT26 gas turbines (and by €102 million of accrued contract costs);

■	a decrease in provisions on contracts of €316 million;

■	a decrease in restructuring provisions and other provisions of €78 million; and

■	a decrease of €227 million in foreign currency translation effects, change in scope and other adjustments.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

Shareholders’ equity

Shareholders’ equity at 31 March 2003 was €900 million, including minority interests, compared with €1,843 million at 31 March 2002.

This decrease was mainly due to:

■	the net loss for the period of €1,381 million;

■	the negative impact of cumulative translation adjustments, mainly due to the evolution of the New Mexican Peso and the Pound Sterling against the Euro of €188 million;

■	partly offset by the capital increase of €622 million.

At 31 March 2002, shareholders’ equity, including minority interests, amounted to €1,843 million versus €2,192 million at 31 March 2001. The decrease was due to the net loss for fiscal year 2002, the payment of dividends for fiscal year 2001 and the negative impact of the cumulative translation adjustments.

See the “Consolidated Statement of Changes in Shareholders’ Equity” table in the Consolidated Financial Statements.

Financial debt, net debt and economic debt

Securitisation of existing receivables

In order to fund our activity, we sell selected existing trade receivables within which we irrevocably and without any recourse transfer eligible receivables to a third party. The net cash proceeds from securitisation of existing trade receivables at 31 March 2003 was €357 million compared with €1,036 million at 31 March 2002 and €894 million at 31 March 2001. See Note 14 to the Consolidated Financial Statements.

Securitisation of future receivables

In order to finance working capital and to mitigate the cash-negative profiles of some contracts, we sell to third parties selected future receivables due from our customers. This securitisation of future receivables has the benefit of reducing our exposure to customers and applies principally to Marine and Transport. The total securitisation of future receivables at 31 March 2003 was €1,292 million compared with €1,735 million at 31 March 2002 and €1,578 million at 31 March 2001. The decrease in fiscal year 2003 compared with fiscal year 2002 is due to the low level of orders received in Marine. See Note 22 of the Consolidated Financial Statements.

Financial debt

Our financial debt was €6,331 million at 31 March 2003, compared with €6,035 million at 31 March 2002. Our financial debt increased notably due to the reclassification of preference shares by €205 million, and the reclassification of undated subordinated notes by €250 million. See Note 22 to the Consolidated Financial Statements.

Net debt

We define net debt as financial debt less short-term investments, cash and cash equivalents. Net debt was €4,561 million at 31 March 2003, compared with €3,799 million at 31 March 2002. Our net debt increased notably due to the decrease of our cash and cash equivalents, the reclassification of preference shares by €205 million, and the reclassification of undated subordinated notes by €250 million. See Note 22 to the Consolidated Financial Statements.

Economic debt

Our economic debt is defined in “Change in business composition and presentation of our accounts, non-GAAP measures—Use and reconciliation of non-GAAP financial measures”.

Our economic debt was €4,918 million at 31 March 2003, compared with €5,290 million at 31 March 2002, a decrease of €372 million.

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2 Operating and financial review and prospects

Operating & financial review

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED STATEMENT OF CASH FLOWS

The following table sets out selected figures concerning our consolidated statement of cash flows:

Total Group actual figures

	Year ended 31 March
	2001	2002	2003
	In € million
Net income after elimination of non cash items	1,178	341	(1,014)
Change in net working capital	(994)	(920)	477
Net cash provided by (used in) operating activities	184	(579)	(537)

Net cash provided by (used in) investing activities	(1,590)	123	(341)

Net cash provided by (used in) financing activities	370	(136)	621

	(1,036)	(592)	(257)

Net effect of exchange rate	(20)	(12)	(41)
Other changes and reclassifications	151	16	(464)

Decrease (increase) in net debt	(905)	(588)	(762)

Net cash provided by operating activities

Net cash provided by operating activities is defined as the net income after elimination of non-cash items plus working capital movements. Net cash provided by operating activities was €(537) million in fiscal year 2003 compared to €(579) million in fiscal year 2002 and €184 million in fiscal year 2001.

Net income after elimination of non-cash items was €(1,014) million in fiscal year 2003. This amount represents the cash generated by the net income before working capital movements. As provisions are included in the definition of our working capital, provisions are not part of the elimination of non-cash items. So, excluding the exceptional addition of gross provisions for €1,300 million on the GT24/GT26 gas turbines and on the UK Trains, the net income after elimination of non-cash items was positive by €286 million.

Change in net working capital generated a net positive cash flow of €477 million. The principal movements in working capital were due to:

■	A decrease of €650 million in trade and other receivables, mainly in Power and to a lesser extent in Marine and T&D. Power benefited from a significant reduction in advances paid to suppliers as a consequence of the completion of particularly large contracts. Thanks to the working capital management programme, the Group has also achieved a strong decrease in trade receivables overdue.

■	A decrease of €661 million in sale of trade receivables (securitisation of existing receivables).

■	A decrease of €415 million in inventories and contracts in progress, and trade receivables, mainly in Power and Transport.

■	An increase of €87 million in contract-related provisions and accrued contract costs. In particular, €1,070 million relating to the GT24/GT26 gas turbines was applied in fiscal year 2003, but was offset by the elimination of the provision of €1,160 million because it had no cash effect in the period.

■	A decrease of €98 million in customer deposits and advances, mainly in Power and T&D, partly offset by an increase in Transport and Marine due to favourable financing terms obtained for the construction of the Queen Mary 2.

Annual Report 2003

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Operating & financial review

Free cash flow

The following table sets forth our free cash flow.

Total Group actual figures

	Year ended 31 March
	2001	2002	2003
	In € million
Net cash provided by (used in) operating activities	184	(579)	(537)
Elimination of variation in existing receivables	(894)	(140)	661
Capital expenditures	(568)	(550)	(410)
Proceeds from disposals of property, plant and equipment	189	118	252
Elimination of proceeds from our programme of disposal of real estate assets			(231)

Free cash flow	(1,089)	(1,151)	(265)

Capital expenditures were €410 million for the fiscal year 2003, compared with €550 million in fiscal year 2002. Our capital expenditures relate principally to acquisitions of machinery, equipment, tools and fixtures for maintaining our manufacturing base. The decrease was mainly related to the disposal of Contracting and GTRM during fiscal year 2002.

Free cash flow was €(265) million in fiscal year 2003 compared with €(1,151) million in fiscal year 2002. These amounts included cash outflows resulting from:

■	The GT24/GT26 issue of €(1,055) million in fiscal year 2003 and €(700) million in fiscal year 2002; and

■	Over-financed contracts for €(222) million and €(607) million in fiscal years 2003 and 2002. Large contracts obtained prior to fiscal year 2002 provided substantial up-front payments to Power on three such contracts and to Transport on one contract.

Excluding these cash outflows, our free cash flow would have been €1,012 million in fiscal year 2003, compared with €156 million in fiscal year 2002.

Net cash provided by investing activities

Net cash used by investing activities was €(341) million in fiscal year 2003. This amount comprised:

■	Proceeds of €252 million from disposals of property, plant and equipment (including €231 million from the disposals of real estate);

■	Capital expenditures of €410 million;

■	Decrease (increase) in other fixed assets of €(55) million;

■	Cash expenditures for the acquisition of investments, net of net cash acquired, totalling €(166) million, which included €(154) million for the acquisition of the remaining 49% of Fiat Ferroviaria Spa in April 2002; and

■	Cash proceeds from the sale of investments, net of net cash sold, of €38 million.

Net cash provided by investing activities was €123 million in fiscal year 2002 compared with €(1,590) million in fiscal year 2001. The net cash inflow was due to €772 million from sale of investments, principally Contracting for €689 million and GTRM for €66 million and €118 million from disposals of plant and equipment.

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2 Operating and financial review and prospects

Operating & financial review

Capital expenditures were €(550) million. Cash expenditures for acquisition of investments, net of net cash acquired, was €(113) million and cash outflow from increases in fixed assets was €(104) million.

Net cash provided by financing activities

Net cash provided by financing activities in fiscal year 2003 was €621 million, mainly due to the capital increase of €622 million conducted in July 2002.

Net cash used in financing activities for fiscal year 2002 was €136 million, due to dividends paid, including dividends paid to minority interests of €18 million.

Decrease (increase) in net debt

Our net debt increased by €762 million in fiscal year 2003, compared with €588 million in fiscal year 2002.

MATURITY AND LIQUIDITY

In the context of our new strategy and action plan, and in order to cover our liquidity needs in 2003, we have signed a €600 million new bridge facility with a group of core banks. We have also agreed with a sub-group of these banks to extend the maturity under an existing club deal and under two bilateral facilities maturing in March and April 2003, and representing an aggregate amount of €475 million. The purpose of both the new bridge facility and the extended facilities is to allow us to meet our short-term liquidity needs pending the disposals of assets contemplated under our plan in the fiscal year 2004. The bridge facility will mature in December 2003 and the extended facilities will mature in January 2004. Proceeds from the disposals of assets foreseen in our plan must, subject to certain exceptions and thresholds, first be used to repay and cancel the bridge facility and, subsequently, the extended facilities.

The borrower under the bridge and the extended facilities is ALSTOM. They are unsecured facilities, ranking pari passu with ALSTOM’s other revolving credit facilities.

We have also recently amended the maturity of our outstanding €250 million undated subordinated notes, to September 2006. These notes will remain subordinated in nature.

Both the bridge and the extended credit facilities are maintained subject to our compliance with a new set of financial covenants. This new set of covenants is also now in effect with respect to two other existing syndicated revolving credit facilities (totalling commitments of €1,250 million and €977 million, respectively). For details of these covenants, please refer to Note 22 to the Consolidated Financial Statements. In addition, under the bridge and extended facilities, the lending banks may request their early repayment in full or in part if our shareholders do not approve resolutions at our next annual general meeting authorising the Board of Directors to conduct a capital increase by way of a rights issue. Please see “Risk Factors—Our existing lines of credit and certain of our other financing agreements contain financial covenants that we may be unable to meet.”

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

The maturities of the committed and uncommitted funds available to the Group are as follows:

Total Group actual figures

	Mar - 03	Jun - 03	Sep - 03	Dec - 03	Mar - 04	Mar - 05	Mar - 06
	In € million
Redeemable preference shares	205	205	205	205	205	205	0
Subordinated notes	250	250	250	250	250	250	250
Bonds	1,200	1,200	1,200	1,200	650	650	650
Syndicated loans	3,227	3,227	2,973	2,373	1,973	723	723
Bilateral loans	358	358	358	358	283	283	233

Committed end of period	5,240	5,240	4,986	4,386	3,361	2,111	1,856

Bank overdraft/other facilities/accrued interest(1)	316	28	28	28	28	25	22
Commercial paper(2)	83	0	0	0	0	0	0

Uncommitted end of period	399	28	28	28	28	25	22

Future receivables securitised(3)	1,292	633	447	349	258	4	0

Total amounts drawn and available	6,931	5,901	5,461	4,763	3,647	2,140	1,878

Financial debt	6,331
Available lines	600

(1)	Numerous lines at subsidiary level prudently considered as non-committed and short term.
(2)	Rolled over.
(3)	The reimbursement of future receivables securitised comes from the direct payment of our customer to the investor to which we sold the right to receive the payment. This reimbursement has no cash impact for us.

Total available unused credit lines together with cash available in the Group amounted to €2,370 million at 31 March 2003, compared with €3,896 million at 31 March 2002.

This amount comprised:

■	Available lines at parent Group level, which amounted to €600 million at 31 March 2003, compared with €1,660 million at 31 March 2002.

■	Cash available at parent Group level was €610 million at 31 March 2003, compared with €167 million at 31 March 2002.

■	Cash available at subsidiary level of €1,160 million at 31 March 2003, compared with €2,069 million at 31 March 2002. ALSTOM, the parent company, has access to cash in subsidiaries, which are fully-owned, although local constraints can delay this access. Our policy is to centralise liquidity of subsidiaries at ALSTOM level. This centralisation is one of the reasons for the decrease in cash available at subsidiary level between 31 March 2002 and 31 March 2003.

Our other sources of cash include proceeds from sale of trade receivables (“securitisation of existing receivables”), securitisation of future receivables and customer deposits, described in this Section of the Annual Report.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

PENSION ACCOUNTING

We provide various types of retirement, termination and post-retirement benefits (including healthcare and medical) to our employees. The type of benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific subsidiaries and involves us in the operation of, or participation in, various retirement plans.

These plans are either defined-contribution, defined-benefit or multi-employer plans.

Defined contribution plans

For the defined-contribution plans, we pay contributions to independently administered funds at a fixed percentage of employees’ pay. The pension costs in respect of defined-contribution plans are charged in the income statement as operating expenses and represent the contributions paid by the Company to these funds.

Defined-benefit plans

These plans mainly cover retirement and termination benefits and post-retirement medical benefits.

For the defined benefit plans, which we operate, benefits are normally based on an employee’s pensionable remuneration and length of service. These plans are either externally funded through independently administered pension funds or unfunded. Pension liabilities are assessed annually by external professionally qualified actuaries. These actuarial assessments are carried out for each plan using the Projected Unit method with a measurement date of 31 December. The financial and demographic assumptions used are determined at the measurement date by us to be appropriate for the plan and the country in which it is situated. The most important assumptions made are listed below:

■	discount rate;

■	inflation rate;

■	rate of salary increases;

■	long-term rate of return on plan assets;

■	mortality rates; and

■	employee turnover rates.

Certain assumptions used are discussed in Note 21 to the Consolidated Financial Statements.

The assets of externally-funded defined-benefit plans are invested mainly in equity and debt securities. The components of these assets are disclosed in Note 21 to the Consolidated Financial Statements.

The expected costs of providing retirement pensions under defined-benefit plans, as well as the costs of other post-retirement benefit plans, are charged to the profit and loss account over the periods benefiting from the employees’ services.

Valuation of the Projected Benefit Obligation

The present value of the future obligations of the employer (Projected Benefit Obligation—“PBO”) fluctuates annually, depending upon the following:

■	increases related to the acquisition by the employees of one additional year of rights (“service cost”);

■	increase in the present value of the PBO which arises because the benefits are one year closer to their payment dates (“interest cost”);

■	decreases related to the benefits paid during the year;

■	changes related to modifications of the actuarial assumptions (discount rate, inflation rate, rate of salary increases etc);

■	changes in obligations related to plan amendments; and

■	changes due to curtailments or settlements applied on the plans.

The change in the PBO is disclosed in Note 21 to the Consolidated Financial Statements.

Valuation of plan assets

The fair value of the assets held by each plan is the amount that the plan could reasonably expect to receive in a current sale of the assets between a willing buyer and a willing seller. This is compared with the PBO and the difference is referred to as the “funded status” of the plan.

The changes in the fair value of assets and the funded status are disclosed in Note 21 to the Consolidated Financial Statements.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

Actuarial gains and losses

A number of factors can trigger actuarial gains and losses:

■	differences between the assumptions used and the actual experience (for instance, an actual return on assets differing from the expected rate of return at the beginning of the year);

■	changes in the long-term actuarial assumptions (inflation rate, discount rate, rate of salary escalation, mortality table etc);

■	changes due to plan amendments; and

■	impact of the first application of the actuarial methodology.

The impact of these factors is shown in the table entitled “Change in plan assets” in Note 21 to the “Consolidated financial statements”:

■	unrecognised actuarial loss (gain);

■	unrecognised actuarial prior service cost (due to plan amendments); and

■	unrecognised actuarial transition.

The unrecognised actuarial loss (gain) at the year-end is compared on a plan-by-plan basis with the higher of the PBO and the fair value of the assets held. If the unrecognised actuarial loss (gain) exceeds 10% of this amount the excess above the 10% level is spread across the remaining working lives of the employees of the respective plan.

As of 31 March 2003, the actuarial losses unrecognised in the balance sheet were €967 million, an increase of €427 million since March 2002, caused by the decline in world financial markets as the underlying assets of the funds are held substantially in equities (57%). Recognition of these liabilities under French GAAP is allowed over the average remaining working lives of the relevant participants. Thus, starting with fiscal year 2004, the portion above 10% calculated scheme by scheme, will be spread across the average residual working period of these plans, being 12-15 years.

The fluctuations in the financial markets since April 2002 will thus have no impact on the earnings at 31 March 2003 but will impact pensions cost and thus earnings at 31 March 2004 and possibly beyond.

The unrecognised losses on actuarial prior service costs and unrecognised gains on actuarial transition amounted to €10 million and €22 million respectively, at 31 March 2003. The total amount is amortised on a straight-line basis over the remaining working lives of the plans’ participants.

Pension cost

The total pension cost related to defined benefit is defined annually by qualified actuaries and is detailed in Note 21 to the “Consolidated financial statements” as follows:

■	service cost, which corresponds to the acquisition of one additional year of rights;

■	expected interest cost, which is due to the increase in the present value of the PBO which arises because the benefits are one period closer to their payment dates;

■	expected return on plan assets;

■	cost (or potentially profit) corresponding to the amortisation of prior service cost;

■	cost (or potentially profit) corresponding to the amortisation of actuarial gains and losses; and

■	profit (or potentially cost) of Curtailments / Settlements corresponding to the impact of a reduction/cancellation of the obligation mainly due to a modification of the plan’s scope (downsizing, business disposals, closing of a defined-benefits plan, etc).

Multi-employer plans

We employ workers from US Trade Unions mainly in our Customer Service activity related to the Boilers Segment after-market.

The pension costs charged in the income statement as “Other expenses—Pension costs” represent contributions payable by us to these dedicated funds.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

OFF BALANCE SHEET COMMITMENTS

The following table sets forth our off-balance sheet commitments, which are discussed further at Note 27(a) to the Consolidated Financial Statements:

Total Group actual figures

	At 31 March
	2001	2002	2003
	In € million
Guarantees related to contracts	14,156	11,451	9,465
Guarantees related to vendor financing	913	932	749
Discounted notes receivables	2	18	11
Commitments to purchase fixed assets	22	8	7
Other guarantees	—	58	94

Off balance sheet commitments	15,093	12,467	10,326

Guarantees related to contracts

Guarantees related to contracts at 31 March 2003 exist with respect to bonds, guarantees and indemnities entered into in the ordinary course of our business.

It is customary in the energy and transport industry for suppliers such as us to post bid bonds, advance payment bonds, performance bonds, warranty bonds and surety bonds. In posting such bonds, we are required to seek out third parties (bank and insurance companies) to issue bonds as a condition to entering into commercial contracts with our clients.

Bid bonds are given at tender or bid submission stage and are usually released once the equipment or service supply contracts become effective. If the tender does not succeed the bonds are cancelled. Performance bonds are issued to assure the customer of our commitment to the contract performance until fulfilment of the contractual obligations. They are usually released at acceptance of the system or product delivered.

Warranty or retention bonds are given to cover risks to the customer following acceptance of the equipment during the warranty period.

The amount of such bonds is often significant, averaging in total 20% of the price of the contracts signed. The average maturity of these bonds varies as a function both of the nature of the bond issued and the Sector for which it is requested. For the Group taken as a whole, the average maturity is slightly above 3 years.

Where circumstances arise that result in the threat of the calling of a bond, we seek to negotiate acceptable alternative arrangements. Bonds are typically called only when there is no other remedy acceptable to the customer. In these circumstances, we may occasionally make repayment to the provider of the bond and continue negotiations with our customer. Our experience, however, is that bonds are very rarely called. In general, we establish provisions to cover any anticipated loss arising from our contractual obligations.

The overall amount given as guarantees on contracts reduced from €11,451 million in March 2002 to €9,465 million in March 2003, a decrease by 17% mainly due to exchange rate variations and to the decrease of our orders in hand by 8% on a comparable basis (and 7% due to exchange rates). The ratio bonds on orders in hand remained stable.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

In fiscal year 2003, we faced a significant reduction in the bonding capacity of the market generally. There are two significant reasons behind this reduction:

■	the events of 11 September 2001 resulted in a large number of claims which affected the re-insurance market and consequently impacted its capacity to support the surety bond providers; and

■	the consequence of major bankruptcies in the US resulted in significant calls of bonds issued by surety providers.

Rating agencies have consequently advised the surety bond providers to limit their individual exposure to any single customer to levels far below their existing commitments. This has led their providers to reduce or stop any further bond issuances in order to maintain their credit rating.

Simultaneously, new regulatory constraints affecting banks and the deterioration of our credit profile have resulted in a higher pricing for these instruments, and reduced available market capacity.

In view of the above, we are examining with our bankers and insurers the means to ensure alternative bonding capacity. See also “Risk Factors—Difficulties in securing bonds may jeopardise our ability to obtain new orders.”

Vendor Financing Exposure

In some instances, we have provided financial support to institutions which finance some of our customers and also, in some cases, directly to our customers for their purchases of our products. We refer to this financial support as “vendor financing”. We have decided that we will no longer provide any additional vendor financing guarantees to our customers.

Vendor financing totalled €1,259 million at 31 March 2003 (of which €749 million was off balance sheet) compared to €1,493 million at 31 March 2002 (of which €932 million was off balance sheet). The decrease is mainly due to exchange-rate translation effects. See Note 27(a) to the Consolidated Financial Statements for more details in respect of vendor financing exposure.

CONTRACTUAL OBLIGATIONS

The following table sets our long-term rental, capital and operating lease obligations. See Note 27(b) to the Consolidated financial statements.

Total Group actual figures

	Total	Within 1 year	1 to 5 years	Over 5 years
	In € million
Long term rental	667	6	48	613
Capital leases obligation	278	31	93	154
Operating leases	534	90	225	219

Total	1,479	127	366	986

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2 Operating and financial review and prospects

Operating & financial review

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of commitments and contingencies, including financing arrangements. On a regular, ongoing basis, we evaluate our estimates, including those relating to projects, products, parts and other after-market operations, and included in accrued contract costs, provisions for risks and charges, bad debts, inventories, investments, intangible assets, including goodwill and other acquired intangibles, taxation including deferred tax assets and liabilities, warranty obligations, restructuring, long-term service contracts, pensions and other postretirement benefits, commitments, contingencies and litigation. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities. Actual results may differ from those estimates under different circumstances, assumptions or conditions.

Accounting policies important to an understanding of the financial statements include business combinations, consolidation methods, goodwill, other acquired intangible assets and restructuring that may be subject to the application of differing accounting principles. We believe the following critical accounting policies are most affected by our judgements and estimates in preparing our consolidated financial statements.

Revenue recognition

We recognise revenue and profit as work in progress progresses on long-term, fixed-price contracts using the percentage of completion method, based on contract milestones or costs incurred (See Note 2(d) to the Consolidated Financial Statements), which relies on estimates of total expected contract revenue and cost. We follow this method because we believe we can make reasonably dependable estimates of the revenue and costs applicable to various defined stages, or milestones, of a contract. Recognised revenues and profit taken are subject to revisions as the contract progresses to completion. Revisions to profit estimates are charged to income in the period in which the facts that give rise to the revision become known. When we book revenue, we also book certain contract costs (including direct materials and labour costs and indirect costs related to the contract) so that the contract margin, on a cumulative basis, equals the total contract gross margin determined in the latest project review. Selling and administrative expenses are charged to expenses as incurred. If a project review indicates a negative gross margin, we recognise the entire expected loss on the contract when we identify the negative gross margin. Estimates of future costs reflect our current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. These estimates are assessed on a contract-by-contract basis.

We provide for the estimated cost of product warranties at the time revenue is recognised. Our warranty obligations are affected by product failure rates, material usage and service delivery costs incurred in correcting any failures. Should actual failure rates, material usage or service delivery cost of the products differ from current estimates, revisions to the estimated warranty liability would be required. The introduction of technologically advanced products exposes us to risk of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Should adverse changes to product failure rates occur, additional cost to complete may be required and result in actual financial consequences different from our estimates.

Inventories

We write down our inventories for estimated obsolescence or unmarketability in an amount equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favourable than those we project, additional inventory write-downs may be required.

Doubtful accounts

We maintain allowances for doubtful accounts, for estimated losses resulting from the inability of our customers to make required payments.

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2 Operating and financial review and prospects

Operating & financial review

If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Impairment of fixed assets and valuation of deferred tax assets

We review our fixed assets, both tangible and intangible, on an annual basis and record an impairment charge when we believe an asset has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results from underlying assets could result in losses or an inability to recover the carrying value of the assets that may not be reflected in the current carrying value. This could require us to record an impairment charge in the future.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realised. We take into account future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If we were to determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, we would make an adjustment to the deferred tax asset, which would increase income in the period that such determination was made. Likewise, should we determine that we would not be able to realise all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Pension benefits

We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.

In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could result in a significant change to the amount of pension expense recorded.

Other significant accounting policies

Other significant accounting policies are important to an understanding of the financial statements. Policies related to purchase accounting, consolidation policies, provisions and financial debt require difficult judgements on complex matters that are often subject to multiple sources of authoritative guidance.

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN FRANCE AND IN THE US

As a foreign registrant on the New York Stock Exchange, we prepare a reconciling table of net income and shareholders’ equity from French GAAP to US GAAP for inclusion in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC).

US GAAP financial statements are not available at the time we file our Annual Report with the Commission des opérations de bourse (COB). The main differences related to net income, liabilities and shareholders’ equity are as follows:

Accounting for restructuring costs—The conditions under which a liability can be recorded are different than those that prevail under French GAAP. We record a liability related to a restructuring plan whenever the plan is finalised, approved by management and announced before the closing of the financial statements. In US GAAP, exit costs are accrued as a liability when an announcement is made to employees prior to the closing date. In addition, some costs that are recorded as restructuring costs under French GAAP are classified under cost of goods sold in US GAAP (inventories write off which result from restructuring plans).

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

Valuation and accounting of financial instruments—Under French GAAP, profit and losses on financial instruments considered as hedges of our interest rate and forward exchange rate risks are recorded in the same period as the hedged item. The US standard SFAS 133, which is applicable to us from 1 April 2001, requires that all derivatives are recorded at their fair values in the balance sheet. The change in fair value of these derivatives is recorded in the income statement. If, under certain criteria, the derivative is qualified as a hedge, the effect in the income statement resulted from the change in fair values is compensated by the income or loss generated by the change of the value of the underlying item.

Business combination—The allocation of purchase price to assets and liabilities acquired or assumed following an acquisition can be revised under French GAAP until the end of the fiscal year following the fiscal year of an acquisition, whereas, according to US GAAP, such revision can only be made within the 12-month period following the acquisition. This difference in principles may result in material differences between goodwill recorded under each set of norms.

Stock compensation—Under US GAAP, employee compensation may have to be recorded in the income statement following the issuance of employee stock-based instruments.

Financial debt—Certain items which are not necessarily recorded as financial debt under French GAAP, such as capital leases, are recorded as financial debt under US GAAP. Financial debt is also increased under US GAAP with the consolidation of special purpose entities which are not consolidated under French GAAP.

Accounting for Goodwill—Under US GAAP, goodwill with an indefinite life is no longer amortised but rather tested for impairment at least annually. The impairment test is based on fair value and subsequent reversal of a previously recognised impairment loss, if any, is prohibited.

In addition to the matters described above that impact net income, liabilities and shareholders’ equity, there are other differences in accounting principles between French GAAP and US GAAP that may materially affect the presentation of the balance sheet and income statement.

We expect to file our Annual Report on Form 20-F for the fiscal year ended 31 March 2003 with the SEC during June 2003. An electronic version of our Annual Report on Form 20-F will be available on our internet site at www.finance.alstom.com.

IMPACT OF EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS

Our policy is to use derivatives, such as forward foreign exchange contracts in order to hedge exchange rate fluctuations and, to a much lesser extent, interest rate fluctuations. Our policy does not permit any speculative market position.

We have implemented a centralised treasury policy in order to better control the company’s financial risks and to optimise cash management by pooling our available cash, thereby reducing the amount of external debt required and permitting us to obtain better terms under our various financing arrangements.

The Corporate Treasurer reports directly to the CFO and has global responsibility for foreign exchange risk, interest rate management, intra-group financing and cash management. He managed a team of about 25 people in fiscal year 2003 located in Paris Headquarters. Corporate Treasury is organised in a Front-Office or Dealing Room, a Middle-Office and a Back-Office to ensure segregation of duties. In addition to this, a small team operates the netting of intercompany payments and prepares a weekly cash forecast. A network of Country Treasurers supports Corporate Treasury in the countries where we have a significant presence.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

Corporate Treasury acts as an in-house bank for subsidiaries by providing hedging and funding and maintaining internal current accounts. We have implemented cash pooling structures to centralise cash on a daily basis in the countries where local regulations permit it.

Corporate Treasury uses the Reuters CashFlow Treasury Management System for straight-through processing of treasury transactions from dealing to settlement and management of in-house banking activity. Our Treasury Management System is interfaced with SAP for automatic generation of accounting entries. The Dealing Room is equipped with a Reuters Information System for real-time market data and uses a professional telephone dealing system provided by Etrali to tape all exchanges with bank’s dealing rooms. A dedicated Information Technology team administers Treasury systems and guarantees backup and contingency plans.

The Middle Office monitors the Dealing Room activity, guarantees that no open positions are maintained, and produces regular risk reporting.

Exchange rate risks

In the course of our operations, we are exposed to currency risk arising from tenders for business remitted in foreign currency, and from awarded contracts or “firm commitments” under which revenues are denominated in foreign currency. The principal currencies to which we had significant exposure in fiscal year 2003 were the US dollar, British Pound and Swiss Franc. We hedge risks related to firm commitments and tenders as follows:

■	by using forward contracts for firm commitments;

■	by using foreign exchange derivative instruments, for tenders, usually pursuant to strategies involving combinations of purchased and written options; or

■	by entering into specific insurance policies, such as with Coface in France or Hermes in Germany.

The purpose of these hedging activities is to protect us against any adverse currency movements which may affect contract revenues should the tender be successful, and to minimise the cost of having to unwind the strategy in the event of an unsuccessful tender. The decision whether to hedge tender volumes is based on the probability of the transaction being awarded to us, expected payment terms and our assessment of market conditions. Under our policy, only senior management may make such decisions.

When a tender results in the award of a contract, we hedge the resulting net cash flows mainly in the forward markets or, in some exceptional cases, keep them covered under insurance policies. Due to the long-term nature of our business, the average duration of these forward contracts is approximately 12-14 months.

We do not hedge our net assets invested in foreign operations. We monitor our market positions closely and regularly analyse market valuations. We also have in place counter-party risk management guidelines. All derivative transactions, including forward exchange contracts, are designed and executed by our central corporate treasury department, except in some specific countries where restrictive regulation prevent a centralised execution.

Interest rate risks

See Note 29(b) to the Consolidated Financial Statements for discussion of our interest rate risks and of sensitivity to interest rate variation.

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

VALUE OF FINANCIAL INSTRUMENTS

	Maturing at 31 March 2003				Maturing at 31 March 2003
	Nominal value				Fair value
	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years
	In € million
BALANCE SHEET ITEMS
Assets
Lont-term loans, deposits and retentions	814	66	129	619	701	66	129	506
Other financial assets	83	—	—	83	83	—	—	83
Short-term investments	142	90	46	6	143	91	46	6
Cash & cash equivalents	1,628	1,628	—	—	1,628	1,628	—	—
Liabilities
Financial debt	6,331	2,684	3,631	16	5,909	2,552	3,341	16
OFF BALANCE SHEET ITEMS
Interest rate instruments

Interest rate swaps : pay fixed	63	15	47	1	9	2	7	—

Euro	—	—	—	—	—	—	—	—
US Dollar	63	15	47	1	9	2	7	—

Interest rate swaps : receive fixed	586	233	353	—	30	1	28	—

Euro	586	233	353	—	30	1	28	—
Foreign exchange instruments

Currency swaps—Currency purchased	2,906	1,658	1,248	—	(178)	(57)	(121)	—

Australian Dollar	113	108	5	—	(1)	(1)	—	—
Swiss Franc	464	437	27	—	(3)	(3)	—	—
British Pound	107	107	—	—	(2)	(2)	—	—
Japanese Yen	32	32	—	—	—	—	—	—
Polish New Zloty	55	55	—	—	(1)	(1)	—	—
Swedish Krona	92	83	9	—	(1)	(1)	—	—
US Dollar	2,006	799	1,207	—	(170)	(49)	(121)	—
Other currencies	37	37	—	—	—	—	—	—

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

	Maturing at 31 March 2003				Maturing at 31 March 2003
	Nominal value				Fair value
	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years
	In € million
Currency swaps—Currency sold	6,898	4,867	2,031	—	257	140	117	—

Australian Dollar	51	29	22	—	1	—	1	—
Canadian Dollar	20	20	—	—	—	—	—	—
Swiss Franc	1,808	1,587	221	—	(15)	(7)	(8)	—
British Pound	619	576	43	—	16	13	3	—
Japanese Yen	63	62	1	—	5	5	—	—
Swedish Krona	76	61	15	—	—	—	—	—
Singapore Dollar	133	23	110	—	22	1	21	—
US Dollar	3,988	2,372	1,616	—	227	127	100	—
Other currencies	140	137	3	—	1	1	—	—

Foreign exchange contracts—Currencies purchased	798	584	214	—	(30)	(26)	(4)	—

Swiss Franc	277	170	107	—	(4)	(3)	(1)	—
Czech Koruna	35	28	7	—	(1)	(1)	—	—
British Pound	67	56	11	—	(5)	(4)	(1)	—
Japanese Yen	14	6	8	—	—	—	—	—
Norwegian Kroner	15	14	1	—	—	—	—	—
Polish New Zloty	50	45	5	—	(2)	(2)	—	—
Swedish Krona	96	77	19	—	(1)	(1)	—	—
US Dollar	228	178	50	—	(17)	(15)	(2)	—
Other currencies	16	10	6	—	—	—	—	—

Foreign exchange contracts—Currencies sold	2,708	1,646	894	168	87	65	(1)	23

UAE Dirham	5	5	—	—	—	—	—	—
Australian Dollar	73	43	30	—	—	—	—	—
Canadian Dollar	81	79	2	—	6	6	—	—
Swiss Franc	895	508	387	—	(40)	(13)	(27)	—
Danish Krone	8	4	4	—	—	—	—	—
British Pound	139	84	53	2	6	3	3	—
Croatian Kuna	18	18	—	—	—	—	—	—
Japanese Yen	54	32	22	—	17	9	8	—
Norwegian Kroner	18	16	2	—	(1)	(1)	—	—
Polish New Zloty	28	28	—	—	—	—	—	—
Swedish Krona	101	89	12	—	(1)	(1)	—	—
US Dollar	1,255	713	376	166	98	61	14	23
Other currencies	33	27	6	—	2	1	1	—

Annual Report 2003

2 Operating and financial review and prospects

Operating & financial review

	Maturing at 31 March 2003				Maturing at 31 March 2003
	Nominal value				Fair value
	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years
	In € million
Insurance contracts—Currencies pruchased	96	78	18	—	(6)	(5)	(1)	—
Euro	—	—	—	—	—	—	—	—
Japanese Yen	14	12	2	—	(1)	(1)	—	—
US Dollar	82	66	16	—	(5)	(4)	(1)	—
Insurance contracts—Currencies sold	—	—	—	—	—	—	—	—
Currency options—Purchased	591	568	23	—	37	36	1	—
Call	154	154	—	—	1	1	—	—
Swiss Franc	10	10	—	—	—	—	—	—
British Pound	86	86	—	—	1	1	—	—
US Dollar	58	58	—	—	—	—	—	—
Put	437	415	23	—	36	35	1	—
Swiss Franc	22	21	2	—	—	—	—	—
British Pound	21	21	—	—	—	—	—	—
Japanese Yen	21	—	21	—	1	—	1	—
Thai Baht	2	2	—	—	—	—	—	—
US Dollar	371	371	—	—	35	35	—	—
Currency options—Sold	564	544	20	—	(7)	(7)	—	—
Call	420	400	20	—	(3)	(3)	—	—
Swiss Franc	68	68	—	—	—	—	—	—
British Pound	62	62	—	—	(1)	(1)	—	—
Japanese Yen	20	—	20	—	—	—	—	—
US Dollar	270	270	—	—	(2)	(2)	—	—
Put	144	144	—	—	(5)	(5)	—	—
Swiss Franc	—	—	—	—	—	—	—	—
British Pound	53	53	—	—	(2)	(2)	—	—
US Dollar	91	91	—	—	(3)	(3)	—	—

Annual Report 2003

Operating and financial review and prospects

Annual Report 2003

3 Consolidated financial statements

Consolidated financial statements

Annual Report 2003

3 Consolidated financial statements

Statutory auditors’ report

Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

STATUTORY AUDITORS’ REPORT

Consolidated financial statements

Year ended 31 March 2003

To the shareholders of ALSTOM,

In accordance with our assignment as statutory auditors by your Annual General Meeting, we hereby report to you, for the year ended 31 March 2003 on the audit of the accompanying consolidated financial statements of ALSTOM, reported in euros.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31 March 2003 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw attention to Note 1(b)—“Basis of preparation of the consolidated financial statements” which highlights the fundamental principles, the main assumptions and certain additional matters used by the Board of Directors to approve the consolidated accounts.

We have also performed the procedures required by law on the Group financial information given in the management report of the Board of Directors. We have no comment to make as to the fair presentation of this information, nor its consistency with the consolidated financial statements.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

BARBIER FRINAULT & AUTRES	DELOITTE TOUCHE TOHMATSU
ERNST & YOUNG

Gilles Puissochet	Alain Pons

Annual Report 2003

Consolidated financial statements

Annual Report 2003

3 Consolidated financial statements

Consolidated income statements

	Year ended 31 March
	Note	2001(*)	2002(*)	2003
	In € million
SALES		24,550	23,453	21,351
Of which products		17,569	17,541	16,374
Of which services		6,981	5,912	4,977
Cost of sales		(20,428)	(19,623)	(19,114)
Of which products		(14,761)	(15,141)	(15,431)
Of which services		(5,667)	(4,482)	(3,683)
Selling expenses		(1,140)	(1,078)	(970)
Research and development expenses		(629)	(575)	(622)
Administrative expenses		(1,202)	(1,236)	(1,079)

OPERATING INCOME (LOSS)		1,151	941	(434)

Other income (expenses), net	(4)	(165)	(390)	(555)
Other intangible assets amortisation	(8)	(55)	(64)	(67)

EARNINGS BEFORE INTEREST AND TAX		931	487	(1,056)

Financial income (expense), net	(5)	(207)	(294)	(270)

PRE-TAX INCOME (LOSS)		724	193	(1,326)

Income tax (charge) credit	(6)	(174)	(10)	241
Share in net income (loss) of equity investments		(4)	1	3
Dividend on redeemable preference shares of a subsidiary		—	(14)	—
Minority interests		(37)	(23)	(15)
Goodwill amortisation	(2 & 7)	(305)	(286)	(284)

NET INCOME (LOSS)		204	(139)	(1,381)

Earnings per share in Euro
Basic		0.9	(0.6)	(5.2)
Diluted		0.9	(0.6)	(5.2)

(*)	As published but after inclusion of the changes in presentation described in Note 2 (a).

The accompanying Notes are an integral part of these consolidated financial statements.

Annual Report 2003

3 Consolidated financial statements

Consolidated balance sheets

	At 31 March
	Note	2001(*)	2002(*)	2003
	In € million
ASSETS
Goodwill, net	(7)	5,310	4,612	4,440
Other intangible assets, net	(8)	1,187	1,170	1,168
Property, plant and equipment, net	(9)	2,788	2,788	2,331
Equity method Investments and other investments, net	(10)	323	301	245
Other fixed assets, net	(11)	1,301	1,326	1,294
Fixed assets, net		10,909	10,197	9,478

Deferred taxes	(6)	1,088	1,486	1,811

Inventories and contracts in progress, net	(12)	6,049	5,593	4,608
Trade receivables, net	(13)	7,029	4,730	4,855
Other accounts receivables, net	(15)	2,816	3,304	2,265
Current assets		15,894	13,627	11,728

Short term investments	(17)	496	331	142

Cash and cash equivalents	(18)	2,524	1,905	1,628

TOTAL ASSETS		30,911	27,546	24,787

LIABILITIES
Shareholders’ equity		2,090	1,752	805

Minority interests	(19)	102	91	95

Redeemable preference shares of a subsidiary	(22)	205	205	—

Undated subordinated notes	(22)	250	250	—

Provisions for risks and charges	(20)	4,591	3,849	3 631

Accrued pension and retirement benefits	(21)	1,058	994	972

Financial debt	(22)	6,231	6,035	6,331

Deferred taxes	(6)	103	47	37

Customers’ deposits and advances	(24)	6,205	4,221	3,541
Trade payables		6,540	5,564	4,629
Accrued contract costs and other payables	(23)	3,536	4,538	4,746
Current liabilities		16,281	14,323	12,916

TOTAL LIABILITIES		30,911	27,546	24,787
Commitments and contingencies	(27 & 28)

(*)	As published but after inclusion of the changes in presentation described in Note 2 (a).

The accompanying Notes are an integral part of these consolidated financial statements.

Annual Report 2003

3 Consolidated financial statements

Consolidated statements of cash flows

	At 31 March
	2001(*)	2002(*)	2003
	In € million
Net income (loss)	204	(139)	(1,381)

Minority interests	37	23	15
Depreciation and amortisation	854	792	754
Changes in provision for pension and retirement benefits, net	115	(51)	22
Net (gain) loss on disposal of fixed assets and investments	—	(198)	(19)
Share in net income (loss) of equity investees (net of dividends received)	4	—	(3)
Changes in deferred tax	(36)	(86)	(402)
Net income after elimination of non cash items	1,178	341	(1,014)

Decrease (increase) in inventories and contracts in progress, net	(1,462)	54	415
Decrease (increase) in trade and other receivables, net	(1,504)	528	650
Increase (decrease) in sale of trade receivables, net	894	140	(661)
Increase (decrease) in contract related provisions	(813)	(948)	87
Increase (decrease) in other provisions	(144)	2	(49)
Increase (decrease) in restructuring provisions	(526)	(123)	(29)
Increase (decrease) in customers’ deposits and advances	2,603	(1,254)	(98)
Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses	(42)	681	162
Changes in net working capital(2)	(994)	(920)	477

Net cash provided by (used in) operating activities	184	(579)	(537)

Proceeds from disposals of property, plant and equipment	189	118	252
Capital expenditures	(568)	(550)	(410)
Decrease (increase) in other fixed assets, net	(382)	(104)	(55)
Cash expenditures for acquisition of investments, net of net cash acquired	(1,137)	(113)	(166)
Cash proceeds from sale of investments, net of net cash sold	308	772	38
Net cash provided by (used in) investing activities	(1,590)	123	(341)

Capital increase	33	—	622
Undated subordinated notes and redeemable preference shares	455	—	—
Dividends paid including minorities	(118)	(136)	(1)
Net cash provided by (used in) financing activities	370	(136)	621

Net effect of exchange rate	(20)	(12)	(41)
Other changes(3)	151	16	(464)
Decrease (increase) in net debt	(905)	(588)	(762)

Net debt at the beginning of the period(1)	(2,306)	(3,211)	(3,799)

Net debt at the end of the period(1)	(3,211)	(3,799)	(4,561)

Cash paid for income taxes	68	154	70
Cash paid for net interest	130	165	172

(*)	As published but after inclusion of the changes in presentation described in Note 2 (a). (1) Net debt includes short-term investments, cash and cash equivalents net of financial debt. (2) See Note 16. (3) Including in year ended 31 March 2003 reclassification of redeemable preference shares of a subsidiary and undated subordinated notes totalling €455 million as disclosed in Note 22 (a).

The accompanying Notes are an integral part of these consolidated financial statements.

Annual Report 2003

3 Consolidated financial statements

Consolidated statement of changes in shareholders’ equity

	Number of outstanding shares	Capital	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Shareholders’ Equity
	In € million, except for number of shares
At 1 April 2000	213,698,403	1,282	62	688	(46)	1,986

Capital increase	1,689,056	10	23	—	—	33
Changes in Cumulative Translation Adjustments	—	—	—	—	(15)	(15)
Net income	—	—	—	204	—	204
Dividend paid	—	—	—	(118)	—	(118)

At 31 March 2001	215,387,459	1,292	85	774	(61)	2,090

Changes in Cumulative Translation Adjustments	—	—	—	—	(80)	(80)
Net income (loss)	—	—	—	(139)	—	(139)
Dividend paid	—	—	—	(119)	—	(119)

At 31 March 2002	215,387,459	1,292	85	516	(141)	1,752

Capital increase	66,273,064	398	224	—	—	622
Changes in Cumulative Translation Adjustments	—	—	—	—	(188)	(188)
Net income (loss)(1)	—	—	—	(1,381)	—	(1,381)
Dividend paid	—	—	—	—	—	—

At 31 March 2003	281,660,523	1,690	309	(865)	(329)	805

(1)	Before allocation to be determined at the annual Shareholder’s meeting to be held at the latest on 2 July 2003.

In August 2000, a specific issue of shares reserved for employees was made and 1,689,056 shares were subscribed. Related costs net of tax of €7 million were charged against additional paid-in capital of €30 million.

In July 2002, an issue of shares was made and 66,273,064 shares having a par value of €6 were subscribed. Related costs net of tax of €15 million were charged against additional paid-in capital of €239 million.

At 31 March 2003, the issued paid-up share capital of the parent company, ALSTOM, amounted to €1,689,963,138 and was divided into 281,660,523 shares having a par value of €6.

At the Ordinary General Shareholders’ Meeting which is scheduled on first call on 23 June 2003 and if the quorum requirement is not met on that date will be held on 2 July 2003, the Board will propose that no dividend be paid.

The negative variation of cumulative translation adjustment since 1 April 2002 is mainly due to the appreciation of the Euro mainly against the British Pound, Brazilian Real and Mexican Peso and by the transfer to cumulative translation adjustment of exchange gains and losses on long term loans to subsidiaries that are considered as investments in such subsidiaries.

The accompanying Notes are an integral part of these consolidated financial statements.

Annual Report 2003

3 Consolidated financial statements

Notes

Notes to the consolidated financial statements

➢ Note 1—Description of business and basis of preparation

(a) Description of business

ALSTOM (the Group) is a provider of energy and transport infrastructure. The energy market is served through activities in the fields of power generation and power transmission and distribution, power conversion, and the transport market through rail and marine activities. A range of components, systems and services is offered by the Group covering design, manufacture, commissioning, long-term maintenance, system integration, management of turnkey projects and applications of advanced technologies.

(b) Basis of preparation

ALSTOM is a “société anonyme” organised under the laws of France and prepares its financial statements using accounting principles generally accepted in France.

The Group, in preparing the consolidated financial statements, has used the following main assumptions that:

■	the shareholders prior to 31 July 2003 will approve at the shareholders meetings the principles of a capital increase,

■	the financial covenants will be met, renewed or renegotiated as required,

■	maturing debt will be reimbursed or refinanced as required.

Notes 22 (a) and (b) and 29 (e) set out the Group’s financial debt covenants, maturity and liquidity. The Group’s ability to meet the assumptions used in the preparation of its consolidated financial statements set out above also depends on the success of its new action plan.

The Group has taken into account the matters set out above and all other matters including the risks disclosed in the notes to the consolidated financial statements and has confirmed the applicability of the fundamental accounting principles, including going concern, cut-off between accounting periods (Accruals concept) and consistency of accounting principles.

➢ Note 2—Summary of accounting policies

The consolidated financial statements of the Group are prepared in accordance with French Generally Accepted Accounting Principles and Réglements 99-02 & 00-06 of the “Comité de réglementation comptable” (French consolidation methodology). Benchmark treatments are generally used. Capital lease arrangements and long term rentals are not capitalised. If capital leases had been capitalised, the impact would have been an increase of property plant and equipment, net of €112 million and €212 million, an increase of financial debt of €119 million and €216 million and a decrease of shareholder’s equity of €7 million and €4 million at 31 March 2002 and 2003 respectively. If long term rentals had been consolidated the impact would have been an increase of long-term lease receivable of €667 million and an increase of long-term lease payable of €667 million at 31 March 2003 (Note 27 (b)).

(a) Change in presentation

In the year ended 31 March 2003 the following changes in presentation have been made and previous years adjusted accordingly:

(i) Amortisation of goodwill

The presentation of goodwill amortisation previously included in Earnings Before Interest and Tax has been changed and is now presented immediately above net income. Previous years’ comparative figures have been reclassified accordingly. This reclassification amounts to €305 million and €286 million for the years ended 31 March 2001 and 2002, respectively.

The amortisation of other intangible assets continue to be shown as part of Earnings before Interest and Tax.

(ii) Securitisation of future receivables

The right to receive payment from certain customers for future receivables previously included in the line “Customer deposits and advances” has been reclassified in financial debt following a recommendation issued by the “Commission des opérations de bourse” and the “Commission bancaire” on 15 November 2002 and the related interpretation issued by the French National Audit Association (CNCC). Previous years’ comparative figures have been reclassified accordingly in the balance sheets and the statements of cash flows. This restatement amounts to €1,578 million and €1,735 million for the years ended 31 March 2001 and 2002, respectively.

Annual Report 2003

3 Consolidated financial statements

Notes

The related costs previously included in the line “Other income (expenses) net” have been reclassified and disclosed separately as part of “Financial income (expenses) net”. This amounted to €90 million and €87 million at 31 March 2001 and 2002 respectively.

(iii) Sale of trade receivables

In the Consolidated Statements of Cash Flow the net cash provided by (used in) sale of trade receivables previously included in the line “Decrease (increase) in trade and other receivables, net” has been disclosed separately as part of “Net cash provided by (used in) operating activities”. This amounts to €894 million and €140 million at 31 March 2001 and 2002 respectively.

(iv) Deferred tax

Deferred tax assets and liabilities have been netted either by tax grouping or by legal entity. This netting decrease the deferred tax asset and liability positions by €755 million and €658 million at 31 March 2001 and 2002 respectively.

(b) Consolidation methods

Investments over which the Group has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated. Control exists where the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Joint ventures in companies in which the Group has joint control are consolidated by the proportionate method with the Group’s share of the joint ventures’ results, assets and liabilities recorded in the “Consolidated financial statements”.

Investments in which the Group has an equity interest of 20% to 50% and over which the Group exercises significant influence, but not control, are accounted for under the equity method.

Results of operations of subsidiaries acquired or disposed of during the year are recognised in the consolidated income statements as from the date of acquisition or up to the date of disposal, respectively.

Inter company balances and transactions are eliminated on consolidation.

A list of the Group’s major consolidated businesses and investees and the applicable method of consolidation is provided in Note 32.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Management reviews estimates on an ongoing basis using currently available information. Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations. Estimates of future cost reflect management’s current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Group to risks of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Changes in facts and circumstances may result in actual financial consequences different from the estimates.

Annual Report 2003

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Notes

(d) Revenue and cost recoginition

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured products, is recognised upon transfer of title, including the risks and rewards of ownership, which generally occurs on delivery to the customer.

Revenue on construction type contracts of more than one year, long-term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract “contract milestones” or costs incurred to date compared to estimated total costs.

Claims are recognised as revenue when it is probable that the claim will result in additional revenue and the amount can be reasonably estimated, which generally occurs upon agreement by the customer. Government subsidies relating to the shipbuilding Sector are added to the related contract value and are recognised as revenue using the percentage of completion method.

For long term service contracts, revenues are generally recognised on a straight line basis over the term of the contract.

Total estimated costs at completion include direct (such as material and labour) and indirect contract costs incurred to date as well as estimated similar costs to complete, including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are charged to expense as incurred. As a result of contract review, accruals for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item “Cost of sales” in the Consolidated income statement. Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in “Cost of Sales” as soon as they occur.

Cost of sales is computed on the basis of percentage of completion applied to total estimated costs. The excess of that amount over the cost of sales reported in prior periods is the cost of revenues for the period. Contract completion accruals are recorded for future expenses to be incurred in connection with the completion of contracts or of identifiable portions of contracts. Warranty provisions are estimated on the basis of contractual agreement and available statistical data.

(e) Translation of financial statements denominated in foreign currencies

The functional currency of the Group’s foreign subsidiaries is the applicable local currency. Assets and liabilities of foreign subsidiaries located outside the Euro zone are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are converted at the average annual rate of exchange. The resulting translation adjustment is included as a component of shareholders’ equity.

(f) Foreign currency transactions

Foreign currency transactions are translated into local currency at the rate of exchange applicable to the transaction (market rate or forward hedge rate). At year-end, foreign currency assets and liabilities to be settled are translated into local currency at the rate of exchange prevailing at that date or the forward hedge rate. Resulting exchange rate differences are included in the consolidated income statement.

(g) Financial instruments

The Group operates internationally giving rise to exposure to market risks and changes in interest rates and foreign exchange rates. Financial instruments are utilised by the Group to reduce those risks. The Group’s policy is to hedge currency exposures by holding or issuing financial instruments.

The Group enters into various interest rate swaps, forward rate agreements (“FRA”) and floors to manage its interest rate exposures. Net interest is accrued as either interest receivable or payable with the offset recorded in financial interest.

The Group enters into forward foreign exchange contracts to hedge foreign currency transactions. Realised and unrealised gains

Annual Report 2003

3 Consolidated financial statements

Notes

and losses on these instruments are deferred and recorded in the carrying amount of the related hedged asset, liability or firm commitment.

The Group also uses export insurance contracts to hedge its currency exposure on certain long-term contracts during the open bid time as well as when the commercial contract is signed. If the Group is not successful in signing the contract, the Group incurs no additional liability towards the insurance company except the prepaid premium. As a consequence, during the open bid period, these insurance contracts are accounted for as such, the premium being expensed when incurred. When the contract is signed, the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition, the Group may enter into derivatives in order to optimise the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(h) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination. Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price allocation are applied to goodwill. Goodwill is amortised on the straight-line basis over a period of twenty years in all Sectors due to the long-term nature of the contracts and activities involved.

(i) Other intangible assets

The Group recognises other intangible assets such as technology, licensing agreements, installed bases of customers, etc. These acquired intangible assets are amortised on the straight-line basis over a period of twenty years in all Sectors due to the long-term nature of the contracts and activities involved.

(j) Impairment

At the balance sheet date, whenever events or changes in markets indicate a potential impairment including goodwill, other intangible assets, property, plant and equipment and deferred tax assets, a detailed review is carried out based on projected operating performance. Whenever such review indicates that there is an impairment, the carrying amount of such assets is reduced to their estimated recoverable value.

(k) Property, plant and equipment

Property, plant and equipment are recorded at historical cost to the Group. Depreciation is computed using the straight-line method over the following estimated useful lives:

Estimated useful life in years
Buildings	25
Machinery and equipment	10
Tools, furniture, fixtures and others	3-7

Assets financed through capital lease are not capitalised (see Note 27 (b)).

(l) Other investments

Other investments are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis. The net realisable value is calculated using the following parameters: equity value, profitability and expected cash flow from the investment.

(m) Other fixed assets

Other fixed assets are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis.

(n) Inventories and contracts in progress

Raw materials and supplies, work and contracts in progress, and finished products are stated at the lower of cost, using the weighted average cost method, or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition. Finished goods and work and contract in progress inventory includes an allocation of applicable manufacturing overheads.

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3 Consolidated financial statements

Notes

(o) Short-term investments

Short-term investments include debt and equity securities and deposits with an initial maturity greater than three months but available for sale. Short-term investments are recorded at the lower of cost or market value, on a line by line basis.

(p) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an initial maturity of less than three months.

(q) Deferred taxation

Deferred taxes are calculated for each taxable entity for temporary differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing differences are expected to reverse in future years. Deferred tax assets are recorded up to their expected recoverable amount. Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

No provision is made for income taxes on accumulated earnings of consolidated businesses or equity method investees for which no distribution is planned.

(r) Customer deposits and advances

Customer deposits and advances are shown net, and represent amounts received from customers in advance of work being undertaken on their behalf. Where trading has taken place under the long term contract trading rules, but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer deposits and advances is still outstanding and where work is undertaken on behalf of customers before sale, the related customer advance, termed a progress payment is deducted from inventories and contracts in progress on a contract by contract basis.

(s) Provisions for risks and charges

A provision is recognised when:

■	the Group has a present legal or constructive obligation of uncertain timing or amount as a result of a past event;

■	it is probable that an outflow of economic resources will be required to settle the obligation;

■	the outflow can be reliably estimated.

Provisions for warranties are recognised based on contract terms. Warranty periods may extend up to five years. The provisions are based on historical warranty data and a weighting of all possible outcomes against their associated probabilities. Provisions for contract losses are recorded at the point where the loss is first determined. Provisions are recorded for all penalties and claims based on management’s assessment of the likely outcome.

(t) Stock options

Stock options are not recorded by the Group at the date of grant. However, upon exercise of stock options, the Group records the issuance of the common shares as an equity transaction based on the amount of cash received from the holders.

(u) Research and development

Internally generated research and development costs are expensed as incurred.

(v) Employee benefits

The estimated cost of providing benefits to employees is accrued during the years in which the employees render services.

Annual Report 2003

3 Consolidated financial statements

Notes

For single employer defined benefit plans, the fair value of plan assets is assessed annually and actuarial assumptions are used to determine cost and benefit obligations. Liabilities and prepaid expenses are accrued over the estimated term of service of employees using actuarial methods. Experience gains and losses, as well as changes in actuarial assumptions and plan assets and provisions are amortised over the average future service period of employees.

For defined contribution plans and multi-employer pension plans, expenses are recorded as incurred.

(w) Restructuring

Restructuring costs are accrued when management announces the reduction or closure of facilities, or a programme to reduce the workforce and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets.

(x) Financial income (expense)

Financial income (expense) is principally comprised of interest payable on borrowings, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognised in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(y) Earnings per share

Basic earnings per share are computed by dividing the annual net income (loss) by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the annual net income (loss) by the weighted average number of shares outstanding plus the effect of any dilutive instruments.

For the diluted earnings per share calculation, Net income (loss) is not adjusted as the Group has no interest bearing dilutive instruments.

(z) Exchange rates used for the translation of main currencies

	Average	2001 Closing	Average	2002 Closing	Average	2003 Closing
	€ for 1 monetary unit
British pound	1.632230	1.614987	1.627372	1.631321	1.549571	1.450116
Swiss franc	0.650100	0.654836	0.670010	0.681663	0.682536	0.677323
US dollar	1.106515	1.132246	1.136956	1.146263	0.997990	0.917852
Canadian dollar	0.733726	0.719217	0.725494	0.718236	0.646284	0.623558
Australian dollar	0.608764	0.550721	0.582556	0.610426	0.563472	0.553220

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 3—Changes in consolidated companies

The main changes in the consolidated companies are as follows:

(i) In April 2002, the Group acquired the remaining 49% of the share capital in Fiat Ferroviaria Spa now renamed ALSTOM Ferroviaria Spa for €154 million. This company is fully consolidated since the acquisition date.

(ii) In September 2002, operations in South Africa were sold to local empowerment participants and financiers. A 10% interest in the acquiring company has been retained. Gross proceeds from the sale are €50 million paid in October 2002. It is de-consolidated with effect from 30 September 2002.

(iii) In January 2003, the wholly owned company ALSTOM Power Insurance Ltd was de-consolidated with effect from 31 January 2003. Total gross proceeds as a result of this disposal were €101 million.

➢  Note 4—Other income (expense) net

	Year ended 31 March
	2001	2002	2003
	In € million
Net gain on disposal of fixed assets	1	11	29
Net gain (loss) on disposal of investments (1)	(4)	107	(35)
Restructuring costs	(81)	(227)	(268)
Employees’ profit sharing	(25)	(5)	(18)
Pension costs (Note 21)	(112)	(139)	(214)
Others, net (2)	56	(137)	(49)

Other income (expense), net	(165)	(390)	(555)

(1)	In the year ended 31 March 2002, it reflects the net gains on the disposal of Contracting Sector of €106 million and GTRM of €43 million and a net loss on disposal of the Waste to Energy business of €(42) million. In the year ended 31 March 2003, it mainly reflects the net losses on disposal of South Africa operations and Alstom Power Insurance Ltd.
(2)	Included in Others, net in the year ended 31 March 2002 is €90 million for additional Marine vendor finance provisioning.

➢  Note 5—Financial income (expense)

	Year ended 31 March
	2001	2002	2003
	In € million
Net interest income (expense)(1)	(131)	(163)	(182)
Securitisation expenses	(90)	(87)	(82)
Foreign currency gain (loss)(2)	39	(3)	55
Other financial income (expense)(3)	(25)	(41)	(61)

Financial income (expense)	(207)	(294)	(270)

(1)	Including in the year ended 31 March 2003, €13 million of interest on redeemable preference shares of a subsidiary (See Note 22 (a)).
(2)	The foreign currency gain in the year ended 31 March 2003 mainly results from the unwinding of forward sale contracts of US dollars against euros following a reassessment of the financing structure in USA.
(3)	Other financial income (expenses), net include fees paid on bonds, guarantees and credit lines of €16 million, €22 million and €41 million at 31 March 2001, 2002 and 2003 respectively.

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 6—Income tax

(a) Analysis by nature and geographic origin

	Year ended 31 March
	2001	2002	2003
	In € million
France	(65)	(3)	(3)
Foreign	(145)	(94)	(150)

Current income tax	(210)	(97)	(153)

France	(11)	114	8
Foreign	47	(27)	386
Deferred income tax	36	87	394

Income tax (charge) credit	(174)	(10)	241

(b) Effective income tax rate

	Year ended 31 March
	2001	2002	2003
	In € million
France	82	(128)	(218)
Foreign	642	321	(1,108)
Pre-tax income (loss)	724	193	(1,326)

Statutory income tax rate of the parent company	36.43%	35.43%	35.43%
Expected tax (charge ) credit	(264)	(68)	470

Impact of:
—difference in rate of taxation	—	4	(106)
—reduced taxation of capital gain	—	39	36
—recognition (non recognition) of tax loss carryforwards	70	(20)	(76)
—net change in estimate of tax liabilities	17	37	35
—intangible assets amortisation	(20)	(23)	(22)
—other permanent differences	23	21	(96)
Income tax ( charge ) credit	(174)	(10)	241

Effective tax rate	24.0%	5.2%	18.2%

The effective tax rate in fiscal year 2003 was principally affected by the non recognition of losses and the lower rate of taxation in Switzerland. In the previous year the effective tax rate was principally affected by the reduced tax rate on capital gains.

Annual Report 2003

3 Consolidated financial statements

Notes

(c) Deferred tax

	At 31 March
	2001	2002	2003
	In € million
Accelerated depreciation	49	54	48
Non deductible amortisation of intangible assets	38	188	245
Profit sharing, annual leave and pension accrual not yet deductible	137	137	113
Provisions and other expenses not currently deductible	792	629	515
Contract provisions taxed in advance	54	91	110
Tax loss carryforwards, net of valuation allowance	686	1,024	1,390
Others	87	21	149

Gross Deferred tax assets	1,843	2,144	2,570

Netting by tax grouping or by legal entity	(755)	(658)	(759)

Deferred tax assets	1,088	1,486	1,811

Accelerated depreciation for tax purposes	(111)	(88)	(81)
Contract revenues not currently taxable	(229)	(209)	(255)
Losses on intercompany transfers	(32)	(44)	(34)
Deferred income related to leasing transactions	(153)	(32)	(60)
Inventory valuation methods	(67)	(69)	(49)
Pensions and other adjustments not currently taxable	(266)	(76)	(91)
Provisions and other expenses deducted in advance	—	(187)	(226)

Gross Deferred tax liabilities	(858)	(705)	(796)

Netting by tax grouping or by legal entity	755	658	759

Deferred tax liabilities	(103)	(47)	(37)

The Group consolidates most of its country operations for tax purposes, including in France, the United Kingdom, the United States, and Germany. At 31 March 2003, there were tax losses, principally relating to France, Germany, Italy, Switzerland, United Kingdom and United States, which aggregated €5,325 million. Included in this amount are unrecognised tax losses which aggregated approximately €810 million. The recognised losses of €4,515 million include €570 million which will expire within 5 years.

d) Tax loss carryforward by maturity

At 31 March 2003
In € million
Expiring within 1 year	221
2 years	66
3 years	157
4 years	507
5 years and more	2,873
Not subject to expiration	1,501

Total	5,325

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 7—Goodwill, net

	Net value 31 March 2001	Net value 31 March 2002	Acquisitions/ Disposals	Amortisation	Translation Adjustment and other changes	Net value 31 March 2003
	In € million
Power (a)	3,515	3,524	(2)	(198)	41	3,365
Transmission & Distribution*	557	564	4	(38)	(15)	515
Transport (b)	451	449	158	(37)	(12)	558
Marine	3	2	—	—	—	2
Contracting	706	—	—	—	—	—
Other (c)	78	73	(10)	(11)	(52)	—

Goodwill, net	5,310	4,612	150	(284)	(38)	4,440

*	Includes €93 million of Power Conversion goodwill integrated into the Transmission & Distribution Sector as of 1 April 2002. Previous year has been restated accordingly.

The gross value of goodwill was €6,011 million, €5,405 million and €5,450 million at 31 March 2001, 2002 and 2003 respectively.

(a) Power

The goodwill is related to the acquisition of ABB ALSTOM Power in a two step process in 1999 and 2000.

In June 1999, ALSTOM formed a joint venture with ABB, ABB ALSTOM POWER (AAP). In setting up the ABB ALSTOM Power joint venture the Group contributed its Energy business, except the Heavy Duty Gas Turbine business, and ABB contributed substantially all of its power generation business, except for its nuclear operations, Combustion Engineering Inc., a subsidiary of ABB, and its asbestos liabilities for which ABB indemnified the Group.

From 1 July 1999 to May 10, 2000 the Group owned 50% of the AAP’s share capital. On 11 May 2000, ALSTOM acquired ABB’s 50% shareholding in AAP, now renamed Power. Prior to that date, ALSTOM consolidated its 50% share in AAP using the proportionate consolidation method. From 11 May 2000 the accounts of Power are fully consolidated.

In connection with the creation of AAP in June 1999, the Group paid to ABB an amount of €1,485 million. The acquisition cost of the second 50% share paid in May 2000 was €1,253 million.

The Group has used the time interval ending with the close of the first fiscal year beginning after the 11 May 2000 acquisition to finalise the ALSTOM Power purchase price allocation.

The aggregate amount of goodwill recorded in connection with the acquisition of ALSTOM Power in the June 1999 and May 2000 transactions was €3,953 million.

(b) Transport

On 1 October 2000, the Group purchased 51% of Fiat Ferroviaria SPA now renamed ALSTOM Ferroviaria SPA for €149 million. Goodwill arising on that acquisition is €109 million.

The Group has used the time interval ending with the close of first fiscal year after the acquisition of 51% of ALSTOM Ferroviaria SPA to review the purchase price allocation and recorded an adjustment of €54 million, net of deferred taxation.

Annual Report 2003

3 Consolidated financial statements

Notes

On 16 April 2002, the put option requiring the Group to purchase the remaining 49% of the capital was exercised by Fiat Spa for an amount of €154 million. The resulting goodwill increase amounts to €158 million.

(c) Other

In September 2002, the Group sold its interest in its South African entities reducing the net goodwill by €12 million (see Note 3).

At 31 March 2003, other goodwill, which substantially reflected the acquisition costs of the Group’s International Network activity, has been re-allocated to the Sectors which the Network serves.

(d) Impairment

The Group requested a third party valuer to provide an independent report as part of its impairment test, performed annually, on goodwill and other intangible assets (see Note 8). Its valuation focused primarily but not exclusively on the two Sectors (Power and Transport) which account for the majority of the Group’s goodwill and other intangibles.

The valuation in use was determined primarily by focusing on the discounted cash flow methodology which captured the potential of the asset base to generate future profits and cash flow and was based on the following factors:

■	The Group’s internal 3-year Business Plan prepared as part of its annual budget exercise at Sector and Segment level.

■	Extrapolation of the 3-year Business Plan over 10 years.

■	Terminal value at the end of the ten year period representing approximately 55% of total enterprise value.

■	The Group’s Weighted Average Cost of Capital, post-tax, of 10.5% to 11.5%.

The valuation supported the Group’s opinion that its goodwill and other intangible assets were not impaired on a reporting unit basis.

➢  Note 8—Other intangible assets, net

	At 31 March 2001	At 31 March 2002	Acquisitions/ Amortisation	Disposals	Translation Adjustments and other changes	At 31 March 2003
	In € million
Gross value	1,242	1,289	65	—	—	1,354
Depreciation	(55)	(119)	(67)	—	—	(186)

Other intangible assets, net	1,187	1,170	(2)	—	—	1,168

Other intangible assets mainly result from the allocation of the purchase price following the acquisition of ABB’s 50% shareholding in Power. It includes technology, an installed base of customers and licensing agreements. Additions in the year-end 31 March 2002 and 2003 reflect payments under a technology sharing agreement signed during the year ended 31 March 2002.

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 9—Property, plant and equipment, net

	At 31 March 2001	At 31 March 2002	Acquisitions/ Depreciation	Disposals	Changes in Scope of Consolidation	Translation Adjustments and other changes	At 31 March 2003
	In € million
Land	379	390	—	(91)	—	(13)	286
Buildings	1,659	1,661	56	(140)	(2)	(70)	1,505
Machinery and Equipment	3,643	3,516	129	(201)	(6)	(264)	3,174
Tools, furniture, fixtures and others	751	1,009	195	(99)	(6)	(152)	947

Gross value	6,432	6,576	380	(531)	(14)	(499)	5,912

Land	(20)	(23)	(2)	16	—	1	(8)
Buildings	(642)	(667)	(70)	76	1	22	(638)
Machinery and Equipment	(2,525)	(2,541)	(247)	175	2	196	(2,415)
Tools, furniture, fixtures and others	(457)	(557)	(83)	68	3	49	(520)

Accumulated depreciation	(3,644)	(3,788)	(402)	335	6	268	(3,581)

Land	359	367	(2)	(75)	—	(12)	278
Buildings	1,017	994	(14)	(64)	(1)	(48)	867
Machinery and Equipment	1,118	975	(118)	(26)	(4)	(68)	759
Tools, furniture, fixtures and others	294	452	112	(31)	(3)	(103)	427

Net value	2,788	2,788	(22)	(196)	(8)	(231)	2,331

Assets financed through capital lease are not capitalised (see Notes 2 and 27 (b)).

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 10—Equity method investments and other investments, net

At 31 March 2003, in line with the accounting policies set out in Note 2(b), investments in which the Group has direct or indirect control of more than 50% of the outstanding voting shares or over which it exercises effective control, are fully consolidated. Only investments in which the Group has an equity interest of 20% to 50% and over which it exercises significant influence are accounted for under the equity method.

(a) Equity method investments

	At 31 March
	2001	2002	2003	% Interest	Share in Net income
	In € million
Guangxi Laibin Electric Power Co Ltd “Figlec”	62	65	59	40	0
Termoeléctrica del Golfo and Termoeléctrica Peñoles	24	72	87	49.5	0
ALSTOM S.A. de C.V., Mexico	11	10	8	49	1
Others	8	15	8		2

Total	105	162	162		3

At 31 March 2003, the Group held 40% of the registered capital of the Chinese entity “Figlec”, a company which operates the thermal Power Plant of Laibin.

In the year ended 31 March2001, the Group acquired a 49.5% interest in the Termoeléctrica del Golfo and Termoeléctrica Peñoles, projects to build generation plants, currently under construction in Mexico. During the year further funding was provided as the construction of the generation plants proceeded.

In the year ended 31 March 2001, ALSTOM sold 51% of its shares in ALSTOM S.A. de C.V., Mexico and now holds 49% of the share capital.

Annual Report 2003

3 Consolidated financial statements

Notes

(b) Other investments, net

	At 31 March
	2001 Net	2002 Net	Gross	2003 Provision	Net	% Interest
	In € million
Ansaldo Coemsa SA(1)	29	—	—	—	—	—
Ballard Generation Systems Inc(2)	40	40	—	—	—	—
Ballard Power Systems Inc(2)	—	—	29	(7)	22	2.37%
La Maquinista Vila Global(3)	28	28	—	—	—	—
A-Train AB & A-Train Invest AB	11	11	14	(9)	5	29%
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS	20	16	20	—	20	14%
Tramvia Metropolita SA	6	7	8	—	8	25%
Tramvia Metropolita del Besos(4)	—	—	8	—	8	25%
Others	84	37	36	(16)	20

Total	218	139	115	(32)	83

(1)	This company has been consolidated from 1 April 2001.
(2)	During the year an agreement was signed to convert the 20% interest of ALSTOM in Ballard Generation Systems Inc into 2.37% interests in Ballard Power Systems Inc (corresponding to 2,500,000 shares) a company publicly traded on the Toronto Stock exchange. At 31 March 2003, the share price was 13.93 $CAD (€8.69 ).
(3)	During the year, the 39% interest in La Maquinista Vila Global were sold for an amount of €36 million.
(4)	Tramvia Metropolita del Besos has just been created and has no accounts available.

Information on the main other investments at 31 March 2003 is based on the most recent financial statements available and is the following:

	Net Income	Share in Net Equity
	In € million
A-Train AB & A-Train Invest AB	(8)	2
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS	(14)	18
Tramvia Metropolita SA	0	7

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 11—Other fixed assets, net

	At 31 March
	2001	2002	2003
	In € million
Long term loans, deposits and retentions(1)	776	778	814
Prepaid assets – pensions (see Note 21)	446	469	397
Others	79	79	83

Other fixed assets, net	1,301	1,326	1,294

(1)	Include loans and cash deposits in respect of Marine vendor financing (See Note 27 (a)(2)) for total amounts of €491 million, €561 million and €510 million at 31 March 2001, 2002 and 2003, respectively.

➢  Note 12—Inventories and contracts in progress, net

	At 31 March
	2001	2002	2003
	In € million
Raw materials and supplies	1,197	1,586	1,485
Work and contracts in progress	7,412	6,929	5,198
Finished products	412	361	276

Inventories, and contracts in progress, gross	9,021	8,876	6,959

Less valuation allowance	(436)	(323)	(301)

Inventories, and contracts in progress, net of valuation allowances	8,585	8,553	6,658

Less related customers’ deposits and advances	(2,536)	(2,960)	(2,050)

Inventories, and contracts in progress, net of valuation allowances and related customers’ deposits and advances	6,049	5,593	4,608

➢  Note 13—Trade receivables, net

	At 31 March
	2001	2002	2003
	In € million
Trade receivables on contracts	7,629	10,376	10,941
Other trade receivables	3,608	1,469	1,142

Trade receivables, gross(1)	11,237	11,845	12,083

Less valuation allowance	(182)	(137)	(130)

Trade receivables, net of valuation allowances	11,055	11,708	11,953

Less related customers’ deposits and advances	(4,026)	(6,978)	(7,098)

Trade receivables, net of valuation allowances and related customers’ deposits and advances	7,029	4,730	4,855

(1)	After sale of trade receivables (see Note 14).

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 14—Sale of trade receivables

The following table shows net proceeds from sale of trade receivables:

	At 31 March
	2001	2002	2003
	In € million
Trade receivables sold	1,154	1,388	357
Retained interests( Note 15)	(260)	(352)	—

Net cash proceeds from sale of trade receivables	894	1,036	357

During the years ended 31 March 2001 and 2002, the Group sold trade receivables within which it irrevocably and without recourse transferred eligible receivables to third parties. Under the terms of certain of these agreements, certain receivables are pledged as credit enhancement. The retained interest in these pledged receivables remains on the consolidated balance sheet as other receivables. The Group generally continues to service, administer and collect the receivables on behalf of the purchasers.

During the year ended 31 March 2003, the Group sold, irrevocably and without recourse, trade receivables to third parties. The Group generally continues to service, administer, and collect the receivables on behalf of the purchasers.

➢  Note 15—Other accounts receivables, net

	At 31 March
	2001	2002	2003
	In € million
Advances paid to suppliers	1,161	1,192	758
Amounts due on local part of contracts	159	241	248
Income tax and other government receivables	574	519	496
Prepaid expenses	582	446	262
Retained interests in receivables (Note 14)	260	352	—
Others	80	554	501

Other accounts receivables, net	2,816	3,304	2,265

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 16—Changes in net working capital

	At 31 March 2002	Cash flow	Translation adjustments	Changes in scope and others	At 31 March 2003
	In € million
Inventories and contract in progress, net	5,593	(415)	(477)	(93)	4,608
Trade and other receivables, net(1)	9,070	(650)	(931)	(12)	7,477
Sale of trade receivables, net	(1,036)	661	33	(15)	(357)
Contract related provisions	(3,215)	(87)	130	(25)	(3,197)
Other provisions	(456)	49	26	85	(296)
Restructuring provisions	(178)	29	5	6	(138)
Customers’ deposits and advances	(4,221)	98	589	(7)	(3,541)
Trade and other payables	(10,102)	(162)	760	129	(9,375)

Net working capital	(4,545)	(477)	135	68	(4,819)

(1)	Before impact of net proceeds from sale of trade receivables.

➢  Note 17—Short-term investments

	Carrying Value	Within 1 year	1 to 5 years	Over 5 years
	In € million
Government debt securities	8	8	—	—
Deposits	412	405	7	—
Bonds and other debt securities	76	8	55	13

At 31 March 2001	496	421	62	13

Equity securities	31	—	—	31
Deposits	121	117	4	—
Bonds and other debt securities	179	18	160	1

At 31 March 2002	331	135	164	32

Government debt securities	4	1	3	—
Deposits	53	53	—	—
Bonds and other debt securities	85	36	43	6

At 31 March 2003	142	90	46	6

The aggregate fair value is €498 million, €333 million and €143 million at 31 March 2001, 2002 and 2003, respectively.

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 18—Cash and cash equivalents

Cash and cash equivalents include cash at banks and cash on hand of €1,537 million, €1,413 million and €897 million at 31 March 2001, 2002 and 2003 respectively, and highly liquid investments of €987 million, €492 million and €731 million at 31 March 2001, 2002 and 2003, respectively.

➢  Note 19—Minority interests

	At 31 March
	2001	2002	2003
	In € million
Balance beginning of fiscal year	33	102	91
Share of net income	37	23	15
Translation adjustment	—	(1)	(15)
Dividend paid	(7)	(21)	(1)
Change in scope and other changes	39	(12)	5

Balance end of fiscal year	102	91	95

➢  Note 20—Provisions for risks and charges

	At 31 March 2001	At 31 March 2002	Additions	Releases	Applied	Translation adjustments and other changes	At 31 March 2003
	In € million
Warranties	1,321	1,618	273	(112)	(840)	(124)	815
Penalties and claims	1,463	774	1,388	(116)	(359)	79	1,766
Contract loss accruals	560	490	236	(48)	(319)	(14)	345
Other risks on contracts	414	333	113	(54)	(75)	(46)	271

Provisions on contracts	3,758	3,215	2,010	(330)	(1,593)	(105)	3,197

Restructuring	285	178	282	(14)	(297)	(11)	138

Other provisions	548	456	31	(45)	(35)	(111)	296

Total	4,591	3,849	2,323	(389)	(1,925)	(227)	3,631

Annual Report 2003

3 Consolidated financial statements

Notes

Provisions on contracts

GT24/GT26 heavy-duty gas turbines

In July 2000, the Group announced that it had experienced significant technical difficulties in the introduction of the new GT24/GT26 heavy-duty gas turbines which are at the top end of the extensive range of gas turbine, with respective outputs of 179 MW and 268 MW. They are among the largest individual products the Group sells and are typically sold as part of a larger power project involving other Power products. The GT24/GT26 turbines are based upon technology developed by ABB which initiated the development and marketing of the GT24/GT26 turbines in 1995, and also entered into the contracts for sales of these turbines. These turbines were based on an advanced and novel design concept. In connection with the start of commercial operation of these turbines in 1999 and 2000, a number of significant technical problems were identified affecting all the 80 turbines previously sold.

In response, the Group set in motion high-priority initiatives to design and implement modifications across the fleet. The first step of these initiatives was to de-rate the units so that they could operate in commercial service with lower efficiency and output, while the Group developed the technical solutions to allow full rating operation. The Group also embarked on a comprehensive programme to discuss and resolve any contractual issues with customers. Commercial settlements with customers were negotiated to deal with the consequences of the de-rating. Typically, what was proposed was a Performance Recovery Period of around 2-3 years, prior to implementing the life-time and performance upgrades, that the Group calls a “recovery package”. This deferred the timing of the date at which provisional acceptance was achieved and related contractual remedies, including liquidated damages, apply. During that period, varying solutions were applied depending on the situation, however in general the Group replaced short-life components at its costs and agreed on contractual amendments, including revised financial conditions, with each customer.

The Group has already implemented some technical improvements to the turbines, which permit flexible and reliable operation of the fleet. This is confirmed by third-party statistics showing that the reliability of the GT24 fleet is above 98% in the 2002 calendar year. Operational reliability and flexibility are important for customers, particularly for those in merchant markets.

The Group’s confidence in the technology is based on the major progress achieved over the past 6 months. Modifications aimed at delivering enhancements to output and efficiency have been designed, validated and tested. Reduction of design risk and the validation of upgraded components have been advanced by the technology agreement with Rolls-Royce we signed in February 2002 to use their aero-engine technology and experience base.

Most importantly, while the units accumulate hours in operation, it can be seen that the technology has stabilised. The 71 machines in service have accumulated, as of March 2003, over half a million operating hours at high reliability levels.

The commercial situation with respect to the GT24/GT26 gas turbines is also becoming much clearer. The Group has reached commercial settlements on 61 of the 80 units and of these settlements 24 are unconditional that is to say the contracts are in the normal warranty period, and there is no obligation to upgrade or pay further penalties. Under the other 37 settlements, the Group committed to make additional upgrade improvements, either in respect of performance or the life of key components and is required to pay liquidated damages if the modified gas turbines do not meet performance criteria or if the Group does not respect the agreed time delays for the implementation of the modifications. As concerns the remaining 19 units for which no settlements have been reached, 7 are currently subject to litigation, and negotiations are ongoing or not yet started for the remainder. The orders in hand included €558 million, at 31 March 2003, in respect of a GT26 contract currently suspended on which the customer has an option for termination. If this contract does not proceed, the orders in hand will need to be adjusted accordingly.

Notwithstanding the progress achieved to date, since November 2002, the Group experienced unexpected set backs and delays, which it believes it has now resolved, in validating and testing several important components of the recovery package, notably the GT24 compressor upgrade and the “full lifetime” blades.

Annual Report 2003

3 Consolidated financial statements

Notes

These delays resulted in being unable to respect the duration of the recovery periods agreed with some of its customers under applicable agreements, including under conditional settlement agreements, prior to the implementation of the recovery package with the expected improvements in performance, efficiency and life of key components. In the current state of the energy wholesale markets, customers do not have the incentive to accept these machines. These delays therefore mean significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking penalties and liquidated damages. The Group also incurs additional costs because it has been forced to shut down the machines more frequently to replace short life components at our expense. The Group’s previously expected targets were therefore not achievable in the current context.

As a consequence, the Group has revised its analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis, which it now estimates at €1,530 million net. This amount reflects management’s best estimate of the remaining gross exposure in March 2003 of €1,984 million, on which it expects to mitigate €454 million by taking numerous actions to reduce its estimated gross exposure.

In fiscal year 2000, ABB ALSTOM Power, of which the Group owned 50% at that time, recorded a total of €519 million of provisions in accrued costs in respect of the GT 24/GT 26 gas turbines. In fiscal year 2001, the Group recorded a total of €1,068 million of provisions and accrued contract costs related to the turbines. In fiscal year 2002, an additional €1,075 million of provisions and accrued contract cost were recorded relating to the turbines. €1,440 million of provisions and accrued contract costs was retained at 31 March 2002 in respect of these turbines. After application of €1,070 million during fiscal year 2003, the remaining amount of provisions was €370 million. To cover the total revised net exposure, an additional provision of €1,160 million has been provided during fiscal year 2003. As a result, the total provisions and accrued contract costs at 31 March 2003 in respect of these turbines were €1,530 million. This provision does not take into account interest to be paid to customers (cost of carry), the cost of which will be recorded when it falls due.

Actual costs incurred may exceed the amounts of provisions and accrued contract costs retained at 31 March 2003 because of a number of factors, including cost overruns or delays the Group may incur in the manufacture of modified components, the implementation of modifications or the delivery of modified turbines and the outcome of claims or litigation made by or against the Group.

UK Trains

In 1997, shortly after the privatisation of the British rail industry, the Group received five orders for a total of 119 new trains with an aggregate value of €670 million. At the end of March 2002, the Group reported that difficulties had been encountered on these UK Regional Trains, and 29 of the 119 trains remained to be delivered out. Measures taken to address the various technical and contractual issues enabled the Group to work with the operators and the rail authorities to deliver all but one of the 119 trains ordered. Settlements have recently been agreed with customers under which the Group is obliged to implement programmes to ensure that all fleets achieve agreed levels of in-service reliability, which are on going and leading to additional costs. These commitments, which, in some instances, involve commitments for a number of years, have been provided for in fiscal year 2003.

On the West Coast Main Line (WCML) contract, the project experienced major delays due to changing specifications and the high level of uncertainty regarding upgrading of the WCML route and infrastructure. Nevertheless, trains are currently being delivered at the rate of 2 a month in line with a revised programme agreed with our customer and the railway authorities.

In fiscal year 2003, the Group provided for additional provisions of €140 million to cover the future costs of the continuing improvement programme on the Regional Trains and to complete the WCML contract.

Annual Report 2003

3 Consolidated financial statements

Notes

Actual costs incurred may exceed the amounts of provisions and accrued contract costs retained at 31 March 2003 because of a number of factors, including cost overruns, delays the Group may incur in the manufacture or delivery of the trains or of the outcome of claims made by or against the Group which are at such an early stage that no meaningful assessment of amounts which may become due to or by the Group is possible.

Restructuring provisions

During the year ended 31 March 2003, restructuring expenditure amounted to €297 million. New plans were adopted during the period in Power, Transmission & Distribution and Transport, for which provisions have been created. At 31 March 2003, restructuring and redundancy provisions mainly relate to Power and Transmission & Distribution Sectors.

During the 12 month period ended 31 March 2002, restructuring expenditure amounted to €344 million, principally in the Power, Transmission & Distribution and Transport Sectors. New plans were adopted during the period in Transport for which provisions have been created during the year. At 31 March 2002, restructuring and redundancy provisions mainly relate to Power, Transmission & Distribution and Power Conversion Sectors.

During the 12 month period ended 31 March 2001, restructuring expenditure amounted to €605 million, principally in the Power, Transmission & Distribution and Transport Sectors. New plans were adopted during the period mainly in Transport for which provisions have been created during the year. The €306 million of change in scope of consolidation was mainly explained by the full consolidation of Power since 11 May 11 2000. At 31 March 2001, restructuring and redundancy provisions mainly related to Power and Transmission & Distribution Sectors.

Other provisions

Other provisions include €144 million and €140 million at 31 March 2002 and 2003, respectively to cover Marine vendor financing exposure (Note 25 (b)).

➢  Note 21—Retirement, termination and post-retirement benefits

The Group provides various types of retirement, termination benefits and post retirement benefits (including healthcare benefits and medical cost) to its employees. The type of benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific subsidiaries.

Termination benefits are generally lump sum payments based upon an individual’s years of credited service and annualised salary at retirement or termination of employment. Pension benefits are generally determined using a formula which uses the employee’s years of credited service and average final earnings. Most defined-benefit pension liabilities are funded through separate pension funds. Pension plan assets related to funded plans are invested mainly in equity and debt securities. Other supplemental defined-benefit pension plans sponsored by the Group for certain employees are funded from the Group’s assets as they become due.

Annual Report 2003

3 Consolidated financial statements

Notes

Change in benefit obligation

	At 31 March
	Pension Benefit			Other Benefits			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	In € million
Benefit Obligation at Beginning of year	(2,985)	(3,865)	(3,527)	(80)	(206)	(242)	(3,065)	(4,071)	(3,769)

Service cost	(97)	(99)	(107)	(2)	(3)	(2)	(99)	(102)	(109)
Interest cost	(200)	(205)	(196)	(14)	(16)	(15)	(214)	(221)	(211)
Plan participants contributions	(20)	(19)	(20)	—	—	—	(20)	(19)	(20)
Amendments	—	(16)	1	—	—	—	—	(16)	1
Business Combinations/disposals(1)	(423)	359	(3)	(109)	—	—	(532)	359	(3)
Curtailment	—	9	12	—	—	—	—	9	12
Settlements	4	—	91	—	—	—	4	—	91
Actuarial (loss) gain	(353)	154	(97)	—	(31)	(12)	(353)	123	(109)
Benefits paid	169	178	149	14	17	17	183	195	166
Foreign currency translation	40	(23)	358	(15)	(3)	50	25	(26)	408

Benefit Obligation at end of Year	(3,865)	(3,527)	(3,339)	(206)	(242)	(204)	(4,071)	(3,769)	(3,543)

(1)	In the year ended 31 March 2001, the business combination relates mainly to the full integration of Power.

In the year ended 31 March 2002, the business combination relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways Maintenance Limited and Contracting Sector.

Annual Report 2003

3 Consolidated financial statements

Notes

Change in plan assets

	At 31 March
	Pension Benefit			Other Benefits			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	In € million
Fair value of plan assets at Beginning of year	3,248	3,322	2,712	—	—	—	3,248	3,322	2,712
Actual return on plan assets	(34)	(165)	(282)	—	—	—	(34)	(165)	(282)
Company contributions	61	81	73	—	—	—	61	81	73
Plan participant contributions	20	19	23	—	—	—	20	19	23
Business Combinations / disposals(1)	223	(444)	(30)	—	—	—	223	(444)	(30)
Settlements	—	—	(75)	—	—	—	—	—	(75)
Benefits paid	(145)	(122)	(95)	—	—	—	(145)	(122)	(95)
Foreign currency translation	(51)	21	(314)	—	—	—	(51)	21	(314)
Fair value of plan assets at end of year	3,322	2,712	2,012	—	—	—	3,322	2,712	2,012

Funded status of the plan	(543)	(815)	(1,327)	(206)	(242)	(204)	(749)	(1,057)	(1,531)

Unrecognised actuarial loss (gain)	211	506	933	(1)	34	34	210	540	967
Unrecognised actuarial prior Service cost	(77)	18	11	—	—	(1)	(77)	18	10
Unrecognised actuarial transition	—	(26)	(24)	4	—	3	4	(26)	(21)

(Accrued) prepaid benefit cost	(409)	(317)	(407)	(203)	(208)	(168)	(612)	(525)	(575)

Of which:
Accrued pensions and retirement benefits	(855)	(786)	(804)	(203)	(208)	(168)	(1,058)	(994)	(972)

Prepaid assets (Note 11)	446	469	397	—	—	—	446	469	397

(1)	In the year ended 31 March 2001, the business combination relates mainly to the full integration of Power.

In the year ended 31 March 2002, the Business combination relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways Maintenance Limited and Contracting Sector.

Components of plan assets

	Year ended 31 March
	2002	2003	%
Equities	1,646	1,156	57.5
Bonds	827	641	31.8
Properties	142	129	6.4
Others	97	86	4.3

Total	2,712	2,012	100

Annual Report 2003

3 Consolidated financial statements

Notes

The actuarial assumptions used vary by business unit and country, based upon local considerations:

Assumptions (weighted average rates)

	At 31 March
	Pension Benefit			Other Benefits
	2001	2002	2003	2001	2002	2003
Discount rate	6.23%	6.14%	5.90%	7.5%	7.25%	6.75%
Rate of compensation increase	4.13%	3.31%	3.28%	N/A	N/A	N/A
Expected return on plan assets	6.93%	7.79%	7.57%	N/A	N/A	N/A

The following table shows the amounts of net periodic benefit cost for each of the three years ended 31 March 2001, 2002 and 2003.

	Year ended 31 March
	Pension Benefit			Other Benefits
	2001	2002	2003	2001	2002	2003
Service cost	97	99	107	2	3	2
Expected interest cost	200	205	196	14	16	15
Expected return on plan assets	(227)	(208)	(193)	—	—	—
Amortisation of unrecognised prior service cost	(6)	(8)	2	—	—	—
Amortisation of actuarial net loss (gain)	14	11	16	—	—	1
Curtailments/Settlements	(4)	(32)	9	—	—	—

Net periodic benefit cost	74	67	137	16	19	18

The Group’s health care plans, disclosed in other benefits are generally contributory with participants’ contributions adjusted annually. The healthcare trend rate is assumed to be 10% in the year ended 31 March 2003 and 8% thereafter.

In addition to the net periodic benefit cost disclosed above, the Group charged in pensions costs contributions related to schemes mixing defined benefits and defined contributions for €32 million together with multi-employer contributions for €27 million.

The total of pension and other post retirement benefit costs for each of the three year ended 31 March 2003 are shown in Note 4—Other income (expenses), net.

The total cash outflow of the 12 month period ended 31 March 2003 was €203 million.

Annual Report 2003

3 Consolidated financial statements

Notes

➢  Note 22—Financial debt

(a) Analysis by nature

	At 31 March
	2001	2002	2003
	In € million
Redeemable preference shares(1)	—	—	205
Subordinated notes(2)	—	—	250
Bonds(3)	1,200	1,200	1,200
Syndicated loans(4)	200	1,550	2,627
Bilateral loans	633	283	358
Bank overdraft and other facilities	979	779	266
Commercial paper(5)	1,611	455	83
Accrued interest	30	33	50

Total	4,653	4,300	5,039

Future receivables securitised, net(6)	1,578	1,735	1,292

Financial debt	6,231	6,035	6,331

Long-term portion	2,352	3,644	3,647
Short-term portion	3,879	2,391	2,684

(1)	On 30 March 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of €205 million.

The preference shares have no voting rights. They are not redeemable, except at the exclusive option of the issuer, in whole but not in part, on or after the 5th anniversary of the issue date or at any time in case of certain limited specific pre-identified events. Included in those events, are changes in tax laws and the issuance of new share capital.

In July 2002 an issue of shares was made triggering the contractual redemption of the preferred shares at 31 March 2006 at a price equal to par value together with dividends accrued, but not yet paid.

As a result of the triggering event during the year, this instrument has been re-classified as long-term debt and its related interest has been classified as interest and shown as Net interest income (expense) (see Note 5).

(2)	The Group issued, on September 2000, €250 million Auction Rate Coupon Undated Subordinated Notes.

In March 2003, the terms of redemption were amended and the notes are now redeemable in September 2006. They retain their subordinated nature and rank “pari passu” with holders of other subordinated indebtedness. Interest is payable quarterly, at variable rates based on EURIBOR.

As a result of the change in the terms of redemption during the year, they are presented as financial debt at 31 March 2003.

(3)	On 26 July 1999, the Group issued bonds for a principal amount of €650 million with a 7 year maturity, listed on the Paris and Luxembourg Stock Exchanges, bearing a 5% coupon and to be redeemed at par on 26 July 2006.

On 6 February 2001, the Group issued bonds for a principal amount of €550 million with a 3 year maturity, listed on the Luxembourg Stock Exchange, bearing a 5.625% coupon and to be redeemed at par on 6 February 2004.

Annual Report 2003

3 Consolidated financial statements

Notes

(4)	Syndicated loans

At 31 March 2001, 2002 and 2003, in addition to drawn down amounts of syndicated loans, the Group has unused confirmed credit lines of €1,723 million, €1,660 million and €600 million (bridge facility maturing 15 December 2003).

In March 2003 an agreement was signed with a consortium of banks “the lenders” to extend until 21 January 2004 the maturity of a revolving credit facility of €400 million and two bilateral loans totalling €75 million out of the €358 million of bilateral loans at 31 March 2003 that were originally to mature in March and April 2003. A new bridge facility of €600 million maturing 15 December 2003 was also signed under similar terms and conditions.

Both extended and bridge facilities are subject to compliance with new financial covenants, which have also replaced existing covenants in the two other existing syndicated revolving credit facilities (totalling commitments of €1, 250 million and €977 million respectively). They are unsecured and rank “pari passu” with the other revolving facilities.

While the bridge facility and the extended facilities documentation were signed on 25 March 2003, they were further conditioned by the formalisation of amendments in particular with respect to financial ratios in some other financing arrangements of the Group. Those amendments were finalised and documented in the early part of April 2003.

The bridge facility and the extended facilities are repayable and cancellable upon receipt of proceeds from disposals subject to certain thresholds, with the bridge facility repayable prior to the extended facilities.

Subsequent to the year-end, the Group signed binding agreements to dispose its Industrial Turbine businesses for expected net cash proceeds of approximately €950 million. Other assets disposals which occur after 31 March 2003 generated net cash proceeds of €1 38 million (see Note 31 “Post balance sheet events”).

The newly extended credit facilities of €475 million and the €600 million new bridge facility are immediately repayable if the Group fails to meet its financial covenants in the coming financial year set out below:

■	“Total debt” defined as the sum of the gross financial debt and the net amount of sale of trade receivables (see Note 14) shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €7,000 million (1) and €6,800 million. At 31 March 2003, the “total debt” amounted to €6,688 million.

■	“Economic debt” defined as the sum of the net financial debt and the net amount of sale of trade receivables (see Note 14) shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €5,300 million and €5,500 million. At 31 March 2003, the “economic debt” amounted to €4,918 million.

■	“Consolidated net worth” defined as the sum of shareholders’ equity and minority interests shall not be lower at respectively 31 March 2003 and 30 September 2003 than €800 million and €500 million. At 31 March 2003, the “consolidated net worth” amounts to €900 million.

Financial covenants mentioned above also apply to the €1,250 million and €977 million syndicated revolving credit facilities. Similar ratios are applicable until maturity of the credit facilities. At 31 March 2004, “total debt” shall not exceed €4,800 million, “economic debt” shall not exceed €3,600 million and “consolidated net worth” shall not be lower than €500 million. Interest cover, the ratio between EBITDA(2) and consolidated net financial expenses(3), shall not be lower than 1.8 at 31 March 2004. Differing ratios apply in the periods up to the last maturity in 2006.

(1)	Additional flexibility of €500 million is granted at the two month-ends following this date.
(2)	EBITDA is defined as Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash flow less goodwill amortisation and less capital gain on disposal of investments (see Note 4).
(3)	Consolidated net financial expenses are defined as net interest income plus securitisation expenses (see Note 5).

Annual Report 2003

3 Consolidated financial statements

Notes

In addition to these financial covenants, under the €475 million newly extended credit lines and the €600 million new bridge facility, the Group’s lenders may request the early repayment of all or part of these lines if at the Shareholders’ Meeting to be held on 2 July 2003 the shareholders do not approve resolutions authorising the Board of Directors to increase the share capital.

(5)	The total authorised commercial paper programme is €2,500 million, availability being subject to market conditions.

(6)	The Group sold, in several transactions, the right to receive payment from certain customers for future receivables for a net amount of €1,578 million, €1,735 million and €1,292 million at 31 March 2001, 2002 and 2003 respectively.

Within the total of €1,292 million at 31 March 2003:

■	€581 million correspond to securitised Marine transactions of which:

•	€518 million relate to the sale of two cruise-ships to two customers. These transactions, which substantially limit the Group’s exposure during the cruise-ship construction period, provide for limited recourse only in the event of customer default prior to the delivery of the cruise-ships to cover any eventual losses of the investors upon the resale of the cruise-ship in question, subject to a maximum of €82 million in respect of one cruise-ship sold to one customer and, a maximum of €84 million in respect of one cruise-ship sold to another customer. These transactions benefit from a security mortgage on the ships until delivery and final payment by the customer.

•	€63 million relate to the sale of future receivables from another customer.

■	€711 million correspond to securitised Transport transactions covering eleven contracts with three customers.

(b) Analysis by maturity and interest rate

	Short term		Long term
	At 31 March 2003	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Average Interest rate(1)
	In € million
Redeemable preference shares	205	—	—	205	—	—	—	6.3%
Subordinated notes	250	—	—	—	250	—	—	4.9%
Bonds	1,200	550	—	—	650	—	—	4.7%
Syndicated loans	2,627	654	1,250	—	723	—	—	3.7%
Bilateral loans	358	75	—	50	33	200	–	3.6%
Bank overdraft and other facilities	266	238	3	3	3	3	16	4.7%
Commercial Paper	83	83	—	—	—	—	—	3.5%
Accrued interests	50	50	—	—	—	—	—	—
Total	5,039	1,650	1,253	258	1,659	203	16

Future receivables securitised, net (2)	1,292	1,034	254	4	—	—	—	5.0%
Financial debt	6,331	2,684	1,507	262	1,659	203	16	—

(1)	Including the effects of interest rate swaps associated with the underlying debt.
(2)	The reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment.

Annual Report 2003

3 Consolidated financial statements

Notes

	At 31 March 2003
	Amount before Hedging	Amount after Hedging(1)
	In € million
Financial debt at fixed rate	1,315	962
Financial debt at floating rate(2)	5,016	5,369

Total	6,331	6,331

(1)	After taking into account €353 million of interest swaps converting the financial debt at fixed rates into variable rates (see Note 29 (b)).
(2)	Floating interest rates are based on EURIBOR and LIBOR.

(c) Analysis by currency

	At 31 March
	2001	2002	2003
	In € million
Euro	5,496	5,676	6,205
US dollar	106	125	22
Swiss franc	146	—	—
Mexican peso	—	59	—
Pound sterling	197	24	3
Other currencies	286	151	101

Total	6,231	6,035	6,331

➢  Note 23—Accrued contract costs and other payables

	At 31 March
	2001	2002	2003
	In € million
Accrued contract cost (contract completion)	1,641	2,725	2,822
Staff and associated costs	751	910	888
Income taxes	259	158	192
Other taxes	294	239	254
Others	591	506	590

Accrued contract costs and other payables	3,536	4,538	4,746

Annual Report 2003

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Notes

➢  Note 24—Customers deposits and advances

During the year the Group’s Marine subsidiary entered into a construction finance contract in respect of one ship presently under construction. Under the terms of this contract finance is made available against commitments to suppliers and to work in progress. The amounts financed are secured against the ship involved and the future receivable is collaterised by way of a guarantee of the pre-financing.

Cash received has firstly been applied against amounts included in trade receivables then against work in progress and, where commitments made have not yet become work in progress, cash is shown as part of customer deposits and advances.

At 31 March 2003 cash received on this pre-financing was €453 million, of which €434 million has been applied and the remaining balance of €19 million included in customer deposits and advances.

➢  Note 25—Financing arrangements

(a) Special purpose leasing entities

At 31 March 2003, the Group has interests in eight special purpose leasing entities owning seven cruise-ships and sixty locomotives. Because the Group has no shares in these entities, they are not consolidated. Four special purpose entities are active at 31 March 2003.

During the year ended 31 March 2002 the leasing arrangements of four special purpose leasing entities owning four cruise-ships were re-organised following the bankruptcy of Renaissance Cruises which went into Chapter 11 bankruptcy proceedings in September 2001 and for which the Group had previously built and delivered eight cruise-ships.

The four cruise-ships owned by four special purpose leasing entities which were afterwards put into liquidation were subsequently sold to separate subsidiaries of Cruiseinvest L.L.C, a subsidiary of Cruiseinvest (Jersey) Ltd, an entity in which the Group has no shares.

Consequently, at 31 March 2003, the Group has four ongoing leasing arrangements three relating to Marine and one relating to Transport.

Annual Report 2003

3 Consolidated financial statements

Notes

The summarised condensed balance sheets is as follows:

	At 31 March
	2001	2002	2003
	In € million
Assets
Restricted long-term cash	92	88	85
Long-term receivables, net(*)	1,663	923	770
Advance payments	42	10	10
Other assets	61	43	41

Total	1,858	1,064	906

Liabilities
Bank borrowings(1)	1,399	634	510
Alstom financing(2)	218	270	266
Customers retentions	241	160	130

Total	1,858	1,064	906

(*)	Long-term receivables, net are presented net of unearned income that amounts to €812 million, €552 million and €457 million at 31 March 2001, 2002 and 2003 respectively.

The decrease of total balance sheet in fiscal year 2003 is mainly due to the appreciation of Euro against US dollar during the period.

(1) Bank borrowings

Marine

Borrowing of one entity totalling €137 million, €123 million and €111 million at 31 March 2001, 2002 and 2003, respectively is guaranted by the Group. In the event of the guarantee of repayment of borrowings being called, the Group’s position is secured on the underlying assets of the entity. The Group’s exposure is disclosed in Note 27 (a) (2) “Vendor financing”.

Borrowings of two entities totalling €281 million, €207 million and €96 million at 31 March 2001, 2002 and 2003, respectively are guaranteed by Coface, a French state-owned export credit insurance Group, up to a maximum of 95% of their nominal value. The Group has no exposure in respect of these borrowings.

Transport

Borrowings of the entity involving sixty locomotives totalling €251 million, €287 million and €252 million at 31 March 2001, 2002 and 2003, respectively are guaranted by a Western European state with no recourse to the members of the entity in case of default. The Group has no exposure in respect of these borrowings.

(2) ALSTOM borrowings

Marine

Two leasing entities are also directly financed by the Group for an amount of €218 million, €270 million and €223 million at 31 March 2001, 2002 and 2003, respectively, that will increase to a maximum of approximately €240 million in 2005. This financing is secured by ship mortgages. The Group’s exposure is disclosed in Note 27 (a) (2) “vendor financing”.

Transport

The entity involving sixty locomotives is also directly financed by the Group for an amount of €43 million at 31 March 2003, that will increase to a maximum of approximately €63 million in 2009. This financing is guaranted by a Western European state. The Group has no exposure in respect of these borrowings.

Annual Report 2003

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Notes

As a consequence, at 31 March 2003, the Group’s vendor financing exposure in respect of these entities is €351 million (see Note 27 (a) (2) “Vendor financing”).

(b) Cruiseinvest

The ultimate owner of Cruiseinvest (Jersey) Ltd, a company incorporated on November 12, 2001, is a Jersey charitable trust. The main assets of this structure through subsidiaries of Cruiseinvest LLC are six cruise-ships initially delivered to Renaissance, the ownership of which was reorganised following the bankruptcy of Renaissance Cruises, including the four cruise-ships referred to in Note 25 (a), and acquired after a sealed bid auction process.

	At 31 March
	2002 (*)	2003 (*)
	In € million
Cruise ships at cost	1,026	907
Other assets	26	6
Total assets	1,052	913

Retained earnings	—	(78)

Bank borrowings(1)	857	804
Alstom limited recourse notes (including interests)(2)	195	169
Alstom credit line(3)	—	15
Other payables	—	3
Total liabilities	1,052	913

(*)	Unaudited and based on available figures provided by Cruiseinvest at 31 December 2001 and 2002.
(1)	The Group guaranteed some of the financing arrangements up to US Dollar 173 million (€197 million at 31 March 2002 and €159 million at 31 March 2003) of which US Dollar 84 million (€96 million at 31 March 2002 and €77 million at 31 March 2003) are supported by a cash deposit.
(2)	The Group purchased US Dollar 170 million (€195 million at 31 March 2002 and €156 million at 31 March 2003) of subordinated limited recourse notes issued by Cruiseinvest (Jersey) Ltd. These subordinated limited recourse notes are composed of a series of five notes bearing interest at 6% per annum payable half yearly in arrears, and maturing in December 2011. The right of the Group as note-holder is limited to amounts that shall become payable up to the value of the notes. Related interests due and accrued amounted to €13 million at 31 March 2003.
(3)	The Group provided Cruiseinvest LLC with a €40 million line of credit, of which €15 million has been drawn down at 31 March 2003.

The decrease of total balance sheet in fiscal year 2003 is mainly due to the appreciation of Euro against US Dollar during the period.

As current economic environment negatively affects the market to which the ships are dedicated, an impairment test of the carrying value of the ships was needed.

Based on current known facts and circumstances and cash flow forecasts based on the existing leasing arrangements of Cruiseinvest and on assumptions as to leases renewal and ships sales, the Group considers that its provision of €140 million at 31 March 2003 (€144 million at 31 March 2002) is adequate to cover the probable risk.

At 31 March 2003, the Group’s vendor financing exposure in respect of Cruiseinvest is €368 million, corresponding to the limited recourse note including interest of €169 million, the total commitment concerning the line of credit of €40 million and €159 million of guarantees given on borrowings (see Note 27 (a) (2) “Vendor financing”).

➢  Note 26—Sector and geographic data

a) Sector data

The Group is managed through Sectors of activity and determined its reportable Segments accordingly.

During fiscal year 2003, the Group was organised in four Sectors:

■	The Power Sector offers a wide range of products and services related to electrical power generation including design, manufacture, construction, turnkey project management and related services.

■	The Transmission & Distribution Sector offers equipment and customer support for the transmission and distribution of electrical energy. From 1 April 2002 Power Conversion was integrated within the Transmission & Distribution Sector and provides solutions for manufacturing processes, high-performance products including motors, generators, propulsion systems for Marine, and drives for a variety of industrial applications.

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3 Consolidated financial statements

Notes

■	The Transport Sector offers equipment, systems, and customer support for rail transportation including passenger trains, locomotives, signalling equipment, rail components and service.

■	The Marine Sector designs and manufactures cruise and other speciality ships.

The composition of the Sectors may vary from time to time. As part of any change in the composition of its Sectors, the Group management may also modify the manner in which it evaluates and measures profitability.

The Group evaluates internally the Sectors performance on a number of measures including Operating Income and Earnings Before Interest and Tax.

Some units, not material to the Sector presentation, have been transferred between Sectors. The revised Segment composition has not been reflected on a retroactive basis as the Group determined it was not practicable to do so.

From 1 April 2003 the Power Sector was reorganised into three new Sectors: Power Turbo-Systems, Power Service and Power Environment and future reporting will reflect this Sector reorganisation.

	At 31 March
	2001	2002	2003
	In € million
Orders received
Power	11,502	11,033	8,602
Transmission & Distribution(1)	3,619	3,877	3,732
Transport	5,558	6,154	6,412
Marine	1,835	462	163
Contracting	2,840	909	—
Corporate & others(2)	373	251	214

Total	25,727	22,686	19,123

	Year ended 31 March
	2001	2002	2003
	In € million
Sales
Power	12,040	12,976	10,901
Transmission & Distribution(1)	3,409	3,814	3,605
Transport	4,400	4,413	5,072
Marine	1,841	1,240	1,568
Contracting	2,485	759	—
Corporate & others(2)	375	251	205

Total	24,550	23,453	21,351

Annual Report 2003

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Notes

	Year ended 31 March
	2001	2002	2003
	In € million
Operating income (loss)
Power	448	572	(690)
Transmission & Distribution(1)	275	226	227
Transport	266	101	49
Marine	80	47	24
Contracting	123	30	—
Corporate & others(2)	(41)	(35)	(44)

Total	1,151	941	(434)

	Year ended 31 March
	2001	2002	2003
	In € million
EBIT
Power	313	271	(1,063)
Transmission & Distribution(1)	196	122	81
Transport	171	83	(40)
Marine	76	32	12
Contracting	219	28	—
Corporate & others(2)	(44)	(49)	(46)

Total	931	487	(1,056)

	At 31 March
	2001	2002	2003
	In € million
Capital employed(3)
Power	2,661	3,012	2,383
Transmission & Distribution(1)	1,042	1,044	963
Transport	1,093	1,041	805
Marine	(157)	100	(343)
Contracting	1,268	—	—
Corporate & others(2)	918	1,491	1,208

Total	6,825	6,688	5,016

(1)	Power Conversion was integrated into the Transmission & Distribution Sector as of 1 April 2002. Previous years’ comparative figures have been restated accordingly.
(2)	Corporate & others include all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand, South Africa (before disposal) and India, that are not allocated to Sectors.
(3)	Capital employed is defined as the closing position of the sum of Fixed assets net and current assets (excluding net proceeds of sale of trade receivables) less current liabilities and provisions for risks and charges.

Annual Report 2003

3 Consolidated financial statements

Notes

b) Geographic data

	Year ended 31 March
	2001	2002	2003
	In € million
Sales by country of destination
Europe	11,078	9,313	9,219
North America	6,863	6,255	4,719
South & Central America	952	1,439	1,534
Asia / Pacific	3,957	4,521	3,727
Middle East / Africa	1,700	1,925	2,152

Total	24,550	23,453	21,351

	Year ended 31 March
	2001	2002	2003
	In € million
Sales by country of origin
Europe	16,412	14,755	14,762
North America	5,414	5,623	3,935
South & Central America	598	683	601
Asia / Pacific(*)	1,771	2,050	1,833
Middle East / Africa(*)	355	342	220

Total	24,550	23,453	21,351

(*)	India and Pakistan previously included in Middle East are now included in Asia / Pacific. Previous years have been restated accordingly.

Net sales of €3,049 million (12.4%), €3,258 (13.9%) and €3,300 (15.5%) in the years ended 31 March 2001, 2002 and 2003 respectively, are obtained from a group of state owned companies, independently managed, the largest of which represented 1.1%, 2.4% and 4.2% in the years ended 31 March 2001, 2002 and 2003 respectively.

No client represented more than 10% of net sales in any of the three years.

Annual Report 2003

3 Consolidated financial statements

Notes

Note 27—Off balance sheet commitments and other obligations

a) Off balance sheet commitments

	At 31 March
	2001	2002	2003
	In € million
Guarantees related to contracts(1)	14,156	11,451	9,465
Guarantees related to Vendor financing(2)	913	932	749
Discounted notes receivable	2	18	11
Commitments to purchase fixed assets	22	8	7
Other guarantees	—	58	94

Total	15,093	12,467	10,326

(1) Guarantees related to contracts

In accordance with industry practice guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees can, in the normal course, extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may include guarantees on project completion, of contract specific defined performance criteria or plant availability.

The guarantees are provided by banks or surety companies by way of performance bonds, surety bonds and letters of credit and are normally for defined amounts and periods.

The Group provides a counter indemnity to the bank or surety company.

The projects for which the guarantees are given are regularly reviewed by management and when it becomes probable that payments pursuant to performance guarantees will require to be made accruals are recorded in the consolidated financial statement at that time.

Guarantees given by parent or Group companies relating to liabilities included in the consolidated accounts are not included.

(2) Vendor financing

The Group has provided financial support, referred to as vendor financing, to financial institutions and granted financing to certain purchasers of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment. The total “vendor financing” was €1,259 million at 31 March 2003 (€1,493 million at 31 March 2002).

Annual Report 2003

3 Consolidated financial statements

Notes

The table below sets forth the breakdown of the outstanding vendor financing by Sector at 31 March 2002 and 31 March 2003:

	At 31 March 2002			At 31 March 2003
	Balance sheet(1)	Off balance sheet(2)	Total	Balance sheet(1)	Off balance sheet(2)	Total
	In € million
Marine	561	483	1,044	510	423	933
Cruiseinvest/ Renaissance	291	141	432	261	107	368
Leasing entities	270	123	393	223	128	351
Others	—	219	219	26	188	214
Transport	—	416	416	—	317	317
European metro operator	—	289	289	—	257	257
Others	—	127	127	—	60	60
Power	—	29	29	—	5	5
T&D	—	4	4	—	4	4

Total	561	932	1,493	510	749	1,259

(1) Balance sheet items are included in “other fixed assets” (Note 11).

(2) Off-balance sheet figures correspond to the total guarantees and commitments, net of related cash deposits, which are shown as balance sheet items.

The decrease of the total “vendor financing” is mainly due to the appreciation of Euro against US Dollar and British Pound during the period.

Marine

■	Cruiseinvest/Renaissance

At 31 March 2003, the “vendor financing” granted to Cruiseinvest relating to Renaissance Cruises amounted to €368 million (€432 million at 31 March 2002) as described is Note 25 (b).

■	Leasing entities

At 31 March 2003, the Group finances and guarantees the financing of three special leasing entities relating to three cruise-ships for an amount of €351 million (€393 million at 31 March 2002) as described in Note 25 (a).

■	Other ships

The Group has guaranteed the financing arrangements of three cruise-ships and two high speed ferries delivered to three customers for an amount of €214 million at 31 March 2003 (€219 million at 31 March 2002). One of these guarantees is supported by a cash deposit amounting to €26 million at 31 March 2003.

The provision retained in respect of Marine Vendor financing is€140 million at 31 March 2003 (€144 million at 31 March 2002).

Transport

Guarantees given as part of vendor financing arrangements in the Transport Sector amounted to €317 million at 31 March 2003 (€416 million at 31 March 2002).

Included in this amount are guarantees given as part of a leasing scheme involving a major European metro operator as described in Note 27 (b). If the metro operator decides in year 2017 not to extend the initial period the Group has guaranteed to the lessors that the value of the trains and associated equipment at the option date should not be less than GPB 177 million (€289 million at 31 March 2002 and €257 million at 31 March 2003).

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3 Consolidated financial statements

Notes

Other Sectors

Other guarantees totalling €9 million at 31 March 2003 (€33 million at 31 March 2002) have been given. There has been no default by any of the concerned entities under the underlying agreements.

b) Capital and operating lease obligations

	Total	Within 1 year	1 to 5 years	Over 5 years
	In € million
Long term rental(1)	667	6	48	613
Capital leases obligation(2)	278	31	93	154
Operating leases(3)	534	90	225	219

Total	1,479	127	366	986

(1) Long-term rental

Pursuant to a contract signed in 1995 with a major European metro operator, the Group has sold 103 trains and associated equipment to two leasing entities. These entities have entered into an agreement by which the Group leases back the trains and associated equipment from the lessors for a period of 30 years. The trains are made available for use by the metro operator for an initial period of 20 years, extendible at the option of the operator for a further ten year period. The trains are being maintained and serviced by the Group.

These commitments are in respect of the full lease period and are covered by payments due to the Group from the metro operator.

If this lease were capitalised it would increase long-term assets and long-term debt by €754 million, €757 million and €667 million at 31 March 2001, 2002 and 2003 respectively.

(2) Capital leases

If capital leases were capitalised (property plant and equipment) long-term assets would increase by €54 million, €112 million and € 212 million, increase long term financial debt by €55 million, €119 million and €216 million and decrease of shareholders equity of €1 million, €7 million and €4 million at 31 March 2001, 2002 and 2003, respectively.

(3) Operating leases

A number of these operating leases have renewal options. Rent expense was €110 million in the year ended 31 March 2003.

No material commitments are omitted in this note in accordance with current accounting rules.

Note 28—Contingencies

Litigation

The Group is engaged in several legal proceedings, mostly contract disputes that have arisen in the normal course of business. Contract disputes, often involving claims for contract delays or additional work, are common in the areas in which the Group operates, particularly for large, long-term projects. In some cases, the amounts claimed against us in these proceedings and disputes are significant, ranging up to €337 million. Amounts retained in respect of litigation, considered as reasonable estimates of probable liabilities, are included in provisions for risks and charges and accrued contract costs. Actual costs incurred may exceed the amount of provisions for litigation because of a number of factors, including the inherent uncertainties of the outcome of litigation.

Annual Report 2003

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Notes

Environment, health and safety

The Group is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose the Group to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which operations take place, industrial activities are subject to obtaining permits, licenses or/and authorisations, or to prior notification. Most facilities must comply with these permits, licenses or authorisations and are subject to regular administrative inspections.

Significant amounts are invested to ensure that activities are conducted in order to reduce the risks of impacting the environment and capital expenditures are regularly incurred in connection with environmental compliance requirements. Although involved in the remediation of contamination of certain properties and other sites, the Group believes that its facilities are in compliance with its operating permits and that operations are generally in compliance with environmental laws and regulations.

The outcome of environmental matters cannot be predicted with certainty and there can be no assurance that the amounts budgeted and provided will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material effect on the financial condition or results of operations. To date, no significant liability has been asserted against us, and compliance with environmental regulations has not has a material effect on the results of operations.

Asbestos

The Group is also subject to regulations, including in France, UK and the US, regarding the control and removal of asbestos-containing material and identification of potential exposure of employees to asbestos.

It has been Group policy for many years to abandon definitively the use of products containing asbestos by all of its operating units worldwide and to promote the application of this principle to all suppliers, including in those countries where the use of asbestos is permitted. In the past some products containing asbestos have been used and sold, particularly in France, in the Marine Sector, and to a lesser extent in the other Sectors. As a result, the Group is aware of to approximately 128 asbestos-related cases in France from employees, former employees or third parties arising out of its activities. The Group believes that in those cases compensation will be borne by the general French social security (medical) funds or by the publicly funded Indemnification Fund for Asbestos Victims.

In addition, in the United States, the Group is currently subject to approximately 145 asbestos-related personal injury lawsuits which have their origin solely in the Group’s purchase of some of ABB’s power generation business, for which it is or will be indemnified by ABB. The Group is also currently subject to two lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (“CE”), for which it is also indemnified by ABB. In January of 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. Hearings are still pending to determine whether the plan would be confirmed by the bankruptcy court. If the plan were to be confirmed by the bankruptcy court, it would then have to be approved by the United States federal district court, and is potentially subject to further appeal. Consummation of the plan also is subject to certain other conditions. In addition to the ABB indemnity, the Group believes that under the terms of the plan it would also be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

The Group is also subject to approximately 46 other asbestos-related personal injury lawsuits in the United States involving approximately 2,590 claimants that, in whole or in part, assert claims against the Group which are not related to it’s purchase of some

Annual Report 2003

3 Consolidated financial statements

Notes

of ABB’s power generation business or as to which the complaint does not provide details sufficient to permit it to determine whether the ABB indemnity applies. Most of the remaining lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits often are very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where meaningful evaluation is practicable, the Group believes that it has valid defences and, with respect to a number of lawsuits, it is asserting rights to indemnification against a third party. The Group also expects a significant number of such cases will be dismissed by plaintiffs without prejudice, subject to being refiled in the future, following discussions with its lawyers. In some additional cases, which await court finalisation, agreements have been reached with plaintiffs for the voluntary dismissal of such cases on a without prejudice basis, which is to say the plaintiffs may refile these cases in the future.

The Group has not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any US personal injury asbestos claim. Since 31 October 2002, a total of 101 cases involving approximately 15,516, claimants have been voluntarily dismissed by plaintiffs without prejudice. Generally plaintiffs agree to such dismissals because following discussions, they feel we are not responsible for the claims filed by them.

The Group is also subject to a minor number of asbestos related former employee personal injury related claims in other countries, mainly in the UK where it is subject to approximately 142 of such claims.

The Group believes that the existing asbestos-related cases described above will not have a material adverse impact on its financial condition. It can, however, give no assurances that such cases will not grow in number or that those it has at present or may face in the future may not have a material adverse impact.

Product liability

The Group designs, manufactures, and sells several products of large individual value that are used in major infrastructure projects. In this environment, product-related defects have the potential to create liabilities that could be material. If potential product defects become known, a technical assessment occurs whereby products of the affected type are quantified and studied. If the results of the study indicate that a product liability exists, provisions are recorded. The Group believes that it has made adequate provisions to cover currently known product-related liabilities, and regularly revises its estimates using currently available information. Neither the Group nor any of its businesses are aware of product-related liabilities which would exceed the amounts already recognised, and believes it has provided sufficient amounts to satisfy its litigation, environmental and product liability obligations to the extent they can be estimated.

➢ Note 29—Market related exposures

(a) Currency risk

Due to the international nature of its activities, numerous cash flows of the Group are denominated in foreign currencies. The Group acquires financial instruments with off balance sheet risk solely to hedge such exposure on either anticipated transactions or firm commitments. The only instruments used are exchange rate guarantees obtained through export insurance companies, forward exchange contracts and options.

The Group may not, in specific circumstances, and as an exception to the policy described above, fully hedge certain identified exposures or anticipate the forthcoming risks on its operating transactions with management approval.

With respect to anticipated transactions:

■	During the tender period, depending on the probability of obtaining the project and market conditions, the Group generally hedges a portion of its tenders using options or export insurance contracts when possible. The guarantees granted by these contracts become firm if and when the underlying tender is accepted.

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3 Consolidated financial statements

Notes

■	Once the contract is signed, forward exchange contracts or currency swaps are used to adjust the hedging position to the actual exposure during the life of the contract (either as the only hedging instruments or as a complement to existing export insurance contracts).

(b) Interest rate risk

The Group does not have a dynamic interest rate risk management policy. However, it may enter into transactions in order to hedge its interest rate risk on a case by case basis according to market opportunities, under the supervision of the Executive Committee.

	At 31 March 2003	Within 1 year	1 to 5 years	Over 5 years
Financial assets at floating rate	1,936	1,709	81	146
Financial assets at fixed rate	549	16	78	455
Financial assets not bearing interests	182	59	16	107

Financial assets	2,667	1,784	175	708

Financial debt at floating rate	(5,016)	(2,080)	(2,936)	—
Financial debt at fixed rate	(1,315)	(604)	(695)	(16)

Financial debt	(6,331)	(2,684)	(3,631)	(16)

Net position at floating rate before hedging	(3,080)	(371)	(2,855)	146
Net position at fixed rate before hedging	(766)	(588)	(617)	439

Net position before hedging	(3,846)	(959)	(3,472)	585

Swap fixed to variable	290	18	272	—

Net position at floating rate after hedging	(3,370)	(389)	(3,127)	146
Net position at fixed rate after hedging	(476)	(570)	(345)	439

Net position after hedging	(3,846)	(959)	(3,472)	585

The net short term borrowing position at floating rate after hedging amounts to €389 million. A 100 bps increase in the market rates would have increased the net interest expense by €4 million, representing 1.5% of the net interest expense (including securitisation costs) for the year-end 31 March 2003.

At 31 March 2003, the following interest rate swaps are outstanding:

■	€63 million paying fixed rates to hedge a portion of the Group’s fixed rate financial assets.

■	€353 million receiving fixed rates, €320 million hedging a portion of the €650 million bond issue and €33 million hedging a bilateral loan.

■	€33 million receiving fixed rates with an effective starting date at 20 January 2004.

■	€200 million receiving fixed rates to optimise the short term liquidity management.

Annual Report 2003

3 Consolidated financial statements

Notes

c) Nominal and fair value of financial instruments outstanding at year-end

■	Nominal value of financial instruments

	At 31 March 2003
	Total	Within 1 year	1 to 5 years	Over 5 years	Average Fixed rate (*)
	In € million
Interest rate instruments:
Interest rate swaps—pay fixed	63	15	48	—	5.5%
Interest rate swaps—receive fixed	586	233	353	—	4.3%
Foreign exchange instruments:
Currency swaps—currencies purchased(1)	2,906	1,658	1,249	—
Currency swaps—currencies sold(1)	6,898	4,867	2,031	—
Forward contracts—currencies purchased	798	584	214	—
Forward contracts—currencies sold	2,708	1,646	895	168
Insurance contracts—currencies purchased	96	78	18	—
Insurance contracts—currencies sold	—	—	—	—
Currency options—purchased	591	568	23	—
Currency options—sold	564	544	20	—

(*)	Floating rates are generally based on EURIBOR/LIBOR.
(1)	The currency swaps include four swaps, two swaps—currency purchased for a notional amount of €1,200 million and two swaps—currency sold for a notional amount of €1,200 million, whose final pay-offs are also related to Group’s share price. As a whole, these swaps do not create any currency position and their future potential losses are capped.

	At 31 March 2002
	Total	Within 1 year	1 to 5 years	Over 5 years	Average Fixed rate (*)
	In € million
Interest rate instruments:
Interest rate swaps—pay fixed	73	11	—	62	11.92%
Interest rate swaps—receive fixed	473	19	449	5	5.30%
Cap	2	—	—	2
Foreign exchange instruments:
Currency swaps—currencies purchased	1,581	1,550	31	—
Currency swaps—currencies sold	7,143	6,243	898	2
Forward contracts—currencies purchased	971	856	115	—
Forward contracts—currencies sold	5,172	3,443	1,521	208
Insurance contracts—currencies purchased	—	—	—	—
Insurance contracts—currencies sold	227	184	43	—
Currency options—purchased	854	854	—	—
Currency options—sold	547	547	—	—

(*)	Floating rates are generally based on EURIBOR/LIBOR.

Annual Report 2003

3 Consolidated financial statements

Notes

	At 31 March 2001
	Total	Within 1 year	1 to 5 years	Over 5 years	Average Fixed rate(*)
	In € million
Interest rate instruments:
Interest rate swaps—pay fixed	67	—	—	67	11.92%
Interest rate swaps—receive fixed	1,079	10	361	708	5.36%
Interest rate swaps—floating/floating	200	—	—	200	—
Swaptions	146	113	33	—	6.91%
Cap	705	222	281	202	—
Foreign exchange instruments:
Currency swaps—currencies purchased	3,694	3,145	549	—
Currency swaps—currencies sold	4,190	3,383	794	13
Forward contracts—currencies purchased	1,579	1,036	543	—
Forward contracts—currencies sold	6,255	4,105	1,945	205
Insurance contracts—currencies purchased	66	46	20	—
Insurance contracts—currencies sold	527	291	236	—
Currency options—purchased	954	946	8	—
Currency options—sold	453	453	—	—

(*)	Floating rates are generally based on EURIBOR/LIBOR.

■	Fair value of financial instruments

Publicly traded equity and marketable debt securities are disclosed at market prices. The fair values of all financial instruments other than specified items such as lease contracts, controlled businesses and Equity method investees and other investments and employers’ pension and benefit obligations have been estimated using various valuation techniques, including the present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following:

–	fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,

–	estimates as at 31 March 2003 are not necessarily indicative of the amounts that the Group would record upon further disposal/termination of the financial instrument.

The use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts. The methodologies used are as follows:

–	Long term loans, retentions, deposits and other fixed assets

The fair values of these financial instruments were determined by estimating future cash flows on an item-by-item basis and discounting these future cash flows using the Group’s incremental rates at year-end for similar types of loan arrangements.

–	Cash and cash equivalents, bank overdrafts, short-term borrowings

The carrying amounts reflected in the consolidated balance sheet approximate fair value due to the short-term nature of the instruments.

–	Long-term debt

The fair value of the long-term debt was determined by either estimating future cash flows on an item-by-item basis and discounting

Annual Report 2003

3 Consolidated financial statements

Notes

these future cash flows using the Group’s incremental borrowing rates at year-end for similar types of borrowing arrangements or using the market price when it relates to publicly traded instruments.

—Interest rate swaps, currency swaps, options, and forward exchange contracts

The fair value of these instruments is the estimated amount that the Group would receive or pay to settle the related agreements, valued upon relevant yield curves and foreign exchange rates as of, 31 March 2001, 2002 and 2003.

The fair value of forward exchange contracts was computed by applying the difference between the contract rate and the market forward rate at closing date to the nominal amount.

Export insurance contracts related to tenders are insurance contracts that are not marked to market. Export insurance contracts that hedge firm commitments are considered as acting as derivatives and were marked to market for the purpose of the disclosure.

The fair value of financial instruments outstanding is analysed as follows:

	At 31 March
	2001		2002		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	In € million
Balance sheet
Assets
Long term loans, deposits and retentions	776	738	778	750	814	701
Other fixed assets	79	79	79	79	83	83
Short-term investments	496	498	331	333	142	143
Cash & cash equivalents	2,524	2,524	1,905	1,905	1,628	1,628
Liabilities
Financial debt	6,231	6,233	6,035	5,948	6,331	5,909
Off balance sheet
Interest rate instruments:
Interest rate swaps—pay fixed	—	—	—	(6)	—	9
Interest rate swaps—receive fixed	—	13	—	11	—	30
Interest rate swaps—floating/floating	—	4	—	—	—	—
Swaptions	—	(1)	—	—	—	—
Cap	—	(2)	—	—	—	—
Foreign exchange instruments
Currency swaps—currencies purchased	—	15	—	16	—	(178)
Currency swaps—currencies sold	—	(71)	—	(70)	—	257
Forward contracts—currencies purchased	—	122	—	38	—	(30)
Forward contracts—currencies sold	—	(344)	—	(197)	—	87
Insurance contracts—currencies purchased	—	—	—	—	—	(6)
Insurance contracts—currencies sold	—	19	—	2	—	—
Currency option contracts—purchased	—	1	—	8	—	37
Currency option contracts—sold	—	(5)	—	(13)	—	(7)

Annual Report 2003

3 Consolidated financial statements

Notes

The increase in fair value of forward contracts and currency swaps (currency sold) and the decrease in fair value of forward contracts and currency swaps (currency purchased) is mainly due to the appreciation of the Euro against the US Dollar during the period.

(d) Credit risk

The Group hedges up to 90% of the credit risk on certain contracts using export credit insurance contracts. The Group believes the risk of counterparty failure to perform as contracted, which could have a significant impact on the Group’s financial statements or results of operations, is limited due to the generally high credit rating of the counterparties.

(e) Liquidity risk

The Group has diversified its sources of financing using bank financing, making use of sale of trade receivables and securitisation of future receivables and other external sources of short-term financing.

	At 31 March 2003	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years
	In € million
Financial debt maturity(1)	6,331	2,684	1,507	262	1,659	203	16
Of which Future receivables securitised(1)	1,292	1,034	254	4	—	—	—
Available credit line(1)	600
Cash & cash equivalents and short term investments(2)	1,770

(1)	See Note 22 (a) & (b).
(2)	See Notes 17 & 18.

At 31 March 2003 the financial debt of €6, 331 million matures as follows: €2,684 million in fiscal year 2004, €1,507 million in fiscal year 2005 and €2,140 million in the following fiscal years.

Excluding future receivables securitised, the reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment, €1, 650 million of financial debt matures in fiscal year 2004, €1,253 million in fiscal year 2005 and €2,136 million in the following fiscal years.

In addition, at 31 March 2003 available credit lines together with cash and cash equivalents and short-term investments amounted to €2,370 million, of which €1,210 million at parent company level.

The €600 million credit line matures in December 2003.

The Group must renegotiate or renew its credit facilities as they expire, enter into new facilities or obtain capital from other sources in order to refinance its indebtedness as it matures and to finance its working capital and capital expenditure requirements.

The Group’s ability to maintain and obtain financing depends in large part upon its financial performance. The Group’s lines of credit, as well as certain of its other financing agreements, contain covenants requiring it to maintain compliance with pre-established financial ratios. In the fourth quarter of fiscal year 2003, lines of credit were renegotiated our in order to amend the financial covenants. The Group also obtained agreements from its creditors to amend on the same basis the financial covenants contained in certain other financing agreements. The Group’s renegotiated financial covenants require that it maintain (i) a minimum amount of “Consolidated net worth”, to be tested by reference to our latest annual and semi-annual consolidated financial statements, (ii) a maximum amount of “Total debt”, to be tested by reference to the consolidated financial position, on the last day of each month and (iii) a maximum amount of “Economic debt” to be tested by reference to the consolidated financial position on the last day of each month. In our recently renegotiated syndicated revolving credit agreements, we have an additional financial covenant, expressed as a ratio of EBITDA to consolidated net financial expenses (see Note 22 (a)).

Annual Report 2003

3 Consolidated financial statements

Notes

The Group’s ability to maintain these financial ratios depends in part on the successful execution of its new action plan, including its asset disposal programme expected to generate €3 billion over a two year period, which could be adversely affected by events beyond the Group’s control. In the event of a default under any of these agreements, the lenders could elect to declare all of the amounts outstanding under the agreements to be immediately due and payable.

In addition to these financial covenants, under its €475 million newly extended credit lines and €600 million new bridge facility, the Group’s banks may request the early repayment of all or part of these lines if its shareholders do not approve resolutions at the next annual general meeting authorising the Board of Directors to increase the share capital.

Most of the financing agreements and outstanding debt securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings, may result in the acceleration of all or a significant part of the Group’s debt and may consequently prevent it from drawing upon its credit lines.

➢ Note 30—Payroll, staff, employee profit sharing and stock options

	Year ended 31 March
	2001	2002	2003
	In € million except number of employees
Total wages and salaries	4,709	4,499	3,919
Of which executive officers(*)	7	5	5
Social security payments and other benefits	1,634	1,236	1,032
Employee profit sharing	25	5	18
Staff of consolidated companies at year-end
Managers, Engineers and professionals	40,044	38,087	35,983
Other employee	102,970	80,908	73,688

Approximate number of employees	143,014	118,995	109,671

(*)	Executive officers at closing.

Annual Report 2003

3 Consolidated financial statements

Notes

Stock options

Main characteristics of the Group’s stock option plans are as follows:

	Plan no. 1	Plan no. 3	Plan no. 5	Plan no. 6
	In € million
Date of shareholders’ meeting	17 June 1998	24 July 2001	24 July 2001	24 July 2001
Creation date	22 April 1999	24 July 2001	8 January 2002	7 January 2003
Exercise price(1)	€27.40	€33.00	€13.09	€6.00
Beginning of exercise period(2)	22 April 2004	24 July 2002	8 January 2003	7 January 2004
Expiration date	21 April 2007	23 July 2009	7 January 2010	6 January 2011
Number of beneficiaries	850	1,703	1,653	5
Total number of options originally granted	2,035,000	4,200,000	4,200,000	1,220,000
Number of options as adjusted following the completion of the capital increase in July 2002(3)	2,105,703	4,346,191	4,346,087	1,220,000
Total number of options exercised	0	0	0	0
Total number of options cancelled	335,071	324,061	245,586	0
Number of remaining options as of 31 March 2003	1,770,632	4,022,130	4,100,501	1,220,000
Number of shares that may be subscribed by members of the executive committee	95,200	135,565	192,474	1,200,000
Terms and conditions of exercise

Average opening price of shares to reach €38, for 40 consecutive trading days (between 22 April 1999 and 21 April 2004). If this condition is not fulfilled, the options will no longer be valid. As of today, this condition has not been met.

		— 1/3 of options exercisable as from 24 July 2002. — 2/3 of options exercisable as from 24 July 2003. — all options exercisable as from 24 July 2004.	— 1/3 of options exercisable as from 8 January 2003. — 2/3 of options exercisable as from 8 January 2004. — all options exercisable as from 8 January 2005.	— 1/3 of options exercisable as from 7 January 2004. — 2/3 of options exercisable as from 7 January 2005. — all options exercisable as from 7 January 2006.

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the board (no discount or surcharge).
(2)	Except specific conditions mentioned in “Terms and conditions of exercise”.
(3)	Plans n° 1, 3 and 5 have been adjusted in compliance with French law as a result of the completion of the capital increase in July 2002.

Annual Report 2003

3 Consolidated financial statements

Notes

Plans n° 2 and n° 4 previously granted are void as a result of the non fulfilment of their exercise conditions tied to the realisations of objectives. Therefore, no options have been exercised under these plans and 4 359 775 options have been cancelled.

The following is a summary of activity of the plans:

	Shares	Weighted average exercise price per share
Outstanding at 1 April 1 2000	6,437,400	€29.19
Granted	—	—
Exercised	—	—
Cancelled	(350,900)	€29.69
Outstanding at 31 March 2001	6,086,500	€29.17

Outstanding at 1 April 2001	6,086,500	€29.17
Granted	8,685,000	€23.37
Exercised	—	—
Cancelled	(540,400)	€19.36
Outstanding at 31 March 2002	14,231,100	€25.67

Outstanding at 1 April 2002	14,231,100	€25.67
Outstanding at April 1st, 2002 after Rights Issue	14,726,354	€24.81
Granted	1,220,000	€6.00
Exercised	—	—
Cancelled	(4,833,091)	€28.62

Outstanding at 31 March 2003	11,113,263	€21.09

➢ Note 31—Post balance sheet events

a) Disposal of Industrial Turbine businesses

On 28 April 2003, the Group announced that binding agreements had been signed to sell its small gas turbines business and its medium-sized gas turbines and industrial steam turbines businesses in two transactions.

The total enterprise value of the two transactions is €1.1 billion. Net cash proceeds are expected to be approximately €950 million after deduction of debt transferred and certain other adjustments for cash items.

The first transaction covers the small gas turbines business, and the second transaction will cover the medium-sized gas turbines and industrial steam turbines businesses. They include:

■	the small gas turbines business (3 MW – 15 MW) based principally in the UK;

■	the medium-sized gas turbines business (15 MW – 50 MW) based principally in Sweden;

■	the industrial steam turbines (up to about 100MW) business with manufacturing sites in Sweden, Germany and the Czech Republic, and global customer service operations.

In the year ended 31 March 2003, the Group’s Industrial Turbines businesses generated sales of approximately €1.25 billion and an estimated EBIT margin of approximately 7%. They employ some 6,500 people.

The transactions are subject to regulatory clearances and documentation is being submitted to the relevant merger control authorities.

The completion of the first of the two transactions was announced on 30 April 2003. The enterprise value is €575 million with net proceeds of approximately €525 million. Completion of this transaction follows receipt of a formal derogation from the European Commission under the EC merger regulation, allowing ownership of the business to be transferred with immediate effect. The purchaser has committed not to integrate the small gas turbine business with its own businesses until formal merger clearance has been obtained from the European Commission in relation to all the industrial turbines businesses.

Annual Report 2003

3 Consolidated financial statements

Notes

Pending merger clearance, the medium gas turbines and industrial steam turbines businesses will continue to be owned and managed by the Group.

b) Disposal of real estate

In April 2003, the Group disposed of 15 sites in France, Spain, Switzerland and Belgium for a total amount of €138 million.

c) Restructuring

In line with the Group strategic plan discussion have begun to inform trade union representatives regarding overhead reduction and industrial restructuring plans.

The first of these restructuring plans, concerning mainly the Power Turbo-Systems Sector has been announced.

➢  Note 32—Major companies included in the scope of consolidation

The major companies are selected according to the following criteria:

■	holding companies,

■	sales above €90 million.

Companies	Country	Ownership%	Consolidation Method
ALSTOM	France	Parent company
ALSTOM Holdings	France	100.0	Full consolidation
ALSTOM Gmbh (holding)	Germany	100.0	Full consolidation
ALSTOM UK Ltd (holding)	United Kingdom	100.0	Full consolidation
ALSTOM Inc (holding)	United-States	100.0	Full consolidation
ALSTOM NV (holding)	Netherlands	100.0	Full consolidation
ALSTOM Mexico SA de CV (holding)	Mexico	100.0	Full consolidation
ALSTOM Espana IB (holding)	Spain	100.0	Full consolidation
ALSTOM (Switzerland) Ltd	Switzerland	100.0	Full consolidation
ALSTOM Australia Ltd	Australia	100.0	Full consolidation
ALSTOM Belgium SA	Belgium	100.0	Full consolidation
ALSTOM Brasil Ltda	Brazil	100.0	Full consolidation
ALSTOM Canada Inc	Canada	100.0	Full consolidation
ALSTOM Controls Ltd	United Kingdom	100.0	Full consolidation
ALSTOM DDF SA	France	98.8	Full consolidation
ALSTOM Energietechnik GmbH	Germany	100.0	Full consolidation
ALSTOM Ferroviaria Spa	Italy	100.0	Full consolidation
ALSTOM K.K.	Japan	100.0	Full consolidation

Annual Report 2003

3 Consolidated financial statements

Notes

ALSTOM LHB GmbH	Germany	100.0	Full consolidation
ALSTOM Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Power sro	Czech Republic	100.0	Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd	Malaysia	100.0	Full consolidation
ALSTOM Power Boiler GmbH	Germany	100.0	Full consolidation
ALSTOM Power Centrales	France	100.0	Full consolidation
ALSTOM Power Conversion GmbH	Germany	100.0	Full consolidation
ALSTOM Power Conversion SA France	France	100.0	Full consolidation
ALSTOM Power Generation AG	Germany	100.0	Full consolidation
ALSTOM Power Hydraulique	France	100.0	Full consolidation
ALSTOM Power Inc	United States	100.0	Full consolidation
ALSTOM Power Italia Spa	Italy	100.0	Full consolidation
ALSTOM Power Ltd	Australia	100.0	Full consolidation
ALSTOM Power Norway AS	Norway	100.0	Full consolidation
ALSTOM Power O&M Ltd	Switzerland	100.0	Full consolidation
ALSTOM Power SA	Spain	100.0	Full consolidation
ALSTOM Power Service	France	100.0	Full consolidation
ALSTOM Power Sp Zoo	Poland	100.0	Full consolidation
ALSTOM Power Sweden AB	Sweden	100.0	Full consolidation
ALSTOM Power Turbinen GmbH	Germany	100.0	Full consolidation
ALSTOM Power Turbomachines	France	100.0	Full consolidation
ALSTOM Power UK Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Projects India Ltd	India	68.5	Full consolidation
ALSTOM Projects Taiwan Ltd	Taiwan	100.0	Full consolidation
ALSTOM Rail Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Signalling Inc	United States	100.0	Full consolidation
ALSTOM T&D Inc.	United States	100.0	Full consolidation
ALSTOM T&D SA	France	100.0	Full consolidation
ALSTOM T&D SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transport SA	France	100.0	Full consolidation
ALSTOM Transporte SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transportation Inc	United States	100.0	Full consolidation
ALSTOM Transporte	Spain	100.0	Full consolidation
Chantiers de l’Atlantique	France	100.0	Full consolidation
Japan Gas Turbines K.K.	Japan	60.0	Full consolidation
EUKORAIL Ltd	South Korea	100.0	Full consolidation
West Coast Traincare	United Kingdom	76.0	Full consolidation

A list of all consolidated companies is available upon request from the Group’s head office.

Annual Report 2003

Contents

Risks

Main risk factors	p. 146

Other risks	p. 156

Annual Report 2003

4 Risks

Main Risk Factors

The global economic slowdown could lead to a significant reduction in infrastructure spending, which could cause our orders received, sales and results to decline

Our orders received and sales depend on the level of infrastructure spending and growth in gross domestic product generally. In fiscal year 2003, we generated 51% of our sales in Power, 17% in Transmission & Distribution and 24% in Transport. These Sectors depend largely upon the level of infrastructure spending, much of which comes from public bodies. Infrastructure spending in these Sectors has historically closely paralleled long-term growth in gross domestic product. Consequently, growth in our major activities has often come from those regions experiencing the highest long-term gross domestic product growth rates. Poor economic and political conditions or downturns in broad economic trends in our markets may therefore have a negative effect on our orders, sales, results of operations and financial condition. The level of infrastructure spending is also significantly affected by customers’ expectations about a variety of other factors, such as their ability to generate funds for capital expenditures, their ability to raise financing for their businesses and changes in applicable laws, including the deregulation and liberalisation of infrastructure services. As a consequence of these factors, some customers may choose to defer decisions to acquire our products and technology or decide not to acquire our products and technology.

Although short-term changes in gross domestic product may affect our orders received, in the past such changes have had less of an impact on our sales due to the length of our product delivery cycles and the size of our order backlog. Our order backlog decreased from 18 months of sales at 31 March 2002 to 17 months of sales at 31 March 2003. Our orders received dropped in fiscal year 2003 resulting in a decrease in orders by 4% on a comparable basis and by 16% on an actual basis, versus fiscal year 2002. This decrease was most acute in our gas and steam-related activities in power generation and occurred especially in the last 3 months of that fiscal year. The ongoing slowdown in general economic growth may continue to lead to significant reductions in infrastructure spending, which may continue to affect adversely the size of our order backlog, and as a consequence our results of operations and financial condition.

Our high level of indebtedness may affect and limit our operating flexibility

Over the past five years, we have substantially changed our group through a series of strategic acquisitions and disposals. We have financed these acquisitions principally through an increase in our total consolidated indebtedness. In addition, over the past two fiscal years, we had significant cash outflows due to the issues linked to our GT24/GT26 heavy duty gas turbines. For more information with regard to our GT24/GT26 gas turbines, see the Risk Factor below entitled “Our products, including the GT24/26 heavy duty gas turbines and the UK Trains, often incorporate advanced and complex technologies and sometimes require modifications after they have been delivered”, see “Operating and financial review and prospects: Main events of fiscal year 2003; Power-Update on GT24/GT26 gas turbine issues”, and Note 20 to the Consolidated financial statements. These factors have contributed to a significant increase in our total consolidated net financial indebtedness, which under French GAAP amounted to €4,561 million at 31 March 2003, representing 507% of our total shareholders’ equity plus minority interests, compared with a net cash position of €1,358 million at 31 March 1998. Our financial income (expense) has changed from net financial income of €76 million for the year ended 31 March 1998 to net financial expense of €270 million for the year ended 31 March 2003.

Annual Report 2003

4 Risks

Main Risk Factors

Our high degree of leverage could have significant adverse consequences on our business, such as:

■	limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements or other purposes;

■	limiting our ability to invest our operating cash flows in our business;

■	limiting our ability to withstand business and economic downturns;

■	limiting our ability to plan for or react to changes in our businesses or the industries in which we operate;

■	limiting our ability to borrow additional funds or meet our obligations with respect to our current debt; and

■	placing us at a competitive disadvantage compared to those of our competitors who are less leveraged than we are.

Our ability to refinance our debt and to finance our working capital and capital expenditure needs depends upon our ability to renegotiate or renew our existing credit facilities

A significant portion of our consolidated indebtedness matures over the next four fiscal years. Our ability to refinance these debts as they come due is largely dependant on our ability to renegotiate or renew our committed credit lines and other indebtedness. As of 31 March 2003, €2,684 million of our financial debt was to mature in fiscal year 2004, €1,507 million in fiscal year 2005, €262 million in fiscal year 2006 and €1,659 million in fiscal year 2007 (of which €1,034 million in fiscal year 2004, €254 million in fiscal year 2005 and €4 million in fiscal year 2006, in respect of future receivables securitised, the maturing of which has no cash impact upon the company as such amounts correspond to the amounts to be received by the relevant banks from the payment of the receivables by the relevant customers).

As of 31 March 2003, we had €4,640 million of committed credit lines, outstanding bonds and other financing arrangements. €254 million of this amount, a portion of our syndicated revolving credit agreements, will expire in the second quarter of fiscal year 2004. €1,025 million will expire in the final quarter of fiscal year 2004, including €475 million of recently renegotiated and extended credit lines that otherwise were to mature in March and April of 2003. Of our remaining credit lines and other financing arrangements, the remaining €1,250 million of one of our syndicated revolving credit agreements will expire during the first quarter of fiscal year 2005, €205 million of preferred shares will be redeemable during fiscal year 2006, a bilateral facility of €50 million will expire during fiscal year 2006, €1,656 million will expire during fiscal year 2007 and €200 million will expire during fiscal year 2008. We have also recently entered into a €600 million bridge loan facility, which will expire in December 2003.

We must renegotiate or renew our credit facilities as they expire, enter into new facilities or obtain capital from other sources in order to refinance our indebtedness as it matures and to finance our working capital and capital expenditure requirements. We might not succeed in renegotiating or renewing our existing credit facilities, entering into new credit facilities or obtaining financing from other sources. Further, there can be no assurance that any agreement entered into with our lenders will not contain new terms or conditions that are less favourable to us than current terms and conditions. The inability to renew or renegotiate our credit facilities and obtain financing from other sources on favourable terms could have a material adverse impact on our results of operations and financial condition.

Difficulties in securing bonds may jeopardise our ability to obtain new orders

It is customary in the energy and transport industry for suppliers such as us to post bid bonds, advance payment bonds, performance bonds, warranty bonds and surety bonds. In posting such bonds, we are required to seek out third parties, such as banks and insurance companies to issue bonds as a condition to entering into commercial contracts with our clients. The amount of such bonds is often significant, averaging in total 20% of the price of the contracts signed. It has become more difficult for us to obtain bonds in amounts and for terms as had previously been customary.

Annual Report 2003

4 Risks

Main Risk Factors

In fiscal year 2003, we faced a significant decrease of the bonding capacity of the market generally. There are two significant reasons behind this reduction:

■	the events of September 11th, 2001 resulted in a large number of insurance claims, which affected the re-insurance market and consequently impacted its capacity to support surety bond providers; and

■	major bankruptcies in the US resulted in significant calls of bonds issued by surety providers.

Rating agencies have consequently advised the surety bond providers to limit their individual exposure on any one given customer to levels far below their existing commitments. This has led these providers to reduce or stop further bond issuances in order to maintain their credit ratings. Simultaneously, new regulatory constraints affecting banks and the deterioration of our credit profile have resulted in reduced available capacity and a higher pricing for these instruments.

In such a difficult environment, it has become more difficult for us to obtain bonds in amounts or on terms which had previously been customary. When these bonds are not available on commercially reasonable terms, we need to establish alternative methods of guaranteeing performance. We are examining with our core bankers and insurers the means to ensure alternative bonding capacities.

If the contraction of the market for such bonds and guarantees continues, and if we are unable to provide alternatives acceptable to our customers, our ability to obtain new orders could be jeopardised. These developments could materially adversely affect our financial condition or results of operations.

Our existing lines of credit and certain of our other financing agreements contain financial covenants that we may be unable to meet

Our ability to maintain and obtain financing depends largely upon our financial performance. Our lines of credit, as well as certain of our other financing agreements, contain covenants requiring us to maintain compliance with pre-established financial ratios.

In the fourth quarter of fiscal year 2003, we renegotiated our lines of credit in order to amend their financial covenants. We have also obtained agreements from our creditors to amend on the same basis the financial covenants contained in certain other financing agreements. As of 31 March 2003, we were in compliance with all these amended financial covenants and have obtained waivers from our creditors with respect to those financial covenants which have not been amended.

Our renegotiated financial covenants require that we maintain: (i) a minimum amount of “Consolidated net worth”, to be tested by reference to our latest annual and semi-annual consolidated financial statements, (ii) a maximum amount of “Total debt”, to be tested by reference to the consolidated financial position on the last day of each month and (iii) a maximum amount of “Economic debt”, to be tested by reference to the consolidated financial position on the last day of each month. In our recently renegotiated syndicated revolving credit agreements, we have an additional financial covenant, expressed as a ratio of EBITDA to consolidated net financial expenses. More information is provided in Note 22 to the Consolidated financial statements.

Our ability to maintain these financial covenants depends in part on the successful execution of our new action plan, including our asset disposal programme, which could be adversely affected by events beyond our control. In the event of a default under any of these agreements, the lenders could elect to declare all of the amounts outstanding under the agreements to be immediately due and payable. Although we would expect to negotiate with our lenders to seek a waiver of such default or an amendment to the relevant agreement, such negotiations might not be successful.

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Main Risk Factors

In addition to these financial covenants, under our €475 million newly extended credit lines and our €600 million new bridge facility, our banks may request the early repayment of all or part of these lines if our shareholders do not approve resolutions at our next Annual General Meeting authorising the Board of Directors to increase the share capital. We intend to raise up to €600 million in net proceeds through this capital increase by way of a rights issue.

Most of our financing agreements and our outstanding securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings, may result in the acceleration of all or a significant part of our other debt and may consequently prevent us from drawing upon our credit lines. If the debt under these agreements were to be accelerated, we cannot assure that our assets would be sufficient to repay such debt in full.

We might experience difficulties in implementing the cash generation initiatives of our new action plan, which would inhibit our ability to reduce indebtedness and to strengthen our financial structure

On 12 March 2003, we announced our new action plan with a goal, among others, of significantly reducing our indebtedness in the short-and medium-term. As part of this plan, we announced our intention to sell our Industrial Turbines business, to refocus our activities in the power generation and transport market by selling our Transmission & Distribution Sector. In all, after a review of our previous targets, we intend to generate through our extended disposal programme total proceeds of €3 billion by March 2004, including €0.6 billion related to the disposal of real estate assets.

As part of our new action plan, we intend to accelerate all existing cost-reduction initiatives and have assigned new overhead reduction targets at corporate and Sector level as well as in our international network. We have announced some of the corresponding industrial restructuring plans and overhead reduction programmes in the Sectors, functions and countries affected and intend to announce further plans in the future. We intend to increase our annual restructuring costs from €268 million in fiscal year 2003 to €300 million in fiscal year 2004. We have also estimated and announced that such restructuring expenses would allow us to reduce costs on an annual recurring basis by €500 million after two years. Our overhead reduction initiatives are subject to employee consultation in each Sector, function and country affected.

As part of our new action plan, we also intend to submit for approval at our next Annual General Meeting resolutions authorising the Board of Directors to increase the share capital. We intend to raise up to €600 million in net proceeds through this capital increase by way of a rights issue. The size, terms and timing of the proposed offering will be determined by the Board of Directors, and will largely depend on then prevailing market conditions.

We can give no assurance that we will be successful in achieving the targets that we have fixed in our new action plan. The successful completion of various cash generation elements of this plan depends on market conditions that are not within our control. We may be unable to sell our Transmission & Distribution Sector or other businesses or assets that we have identified for sale on favourable terms or for anticipated prices, if at all. Further, we may be unable to proceed with our capital increase on favourable terms or in a timely manner. If we do not obtain the expected proceeds from the implementation of our new action plan, we will not meet our debt reduction targets according to our planned calendar, which would prevent us from reducing our interest expense as planned and from financing our debts as they fall due. Furthermore, if we experience significant difficulties in implementing our overhead reduction initiatives and our reorganisation plan, our business and operating results could be adversely affected and we might not achieve our annual savings targets according to our planned timetables. If we materially deviate from our disposal targets, liquidity plan or, if an event occurs which is likely to have a material adverse effect on our ability to implement and complete our action plan in accordance with our timing estimates, we may trigger an event of default under the recently negotiated or renegotiated credit agreements. Although we would expect to negotiate with our lenders to seek a waiver of such default or an amendment to the relevant agreement, such negotiations might not be successful.

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Main Risk Factors

If we are unable to manage our working capital effectively or negotiate appropriate payment terms with our customers and suppliers, or if we apply existing provisions more quickly than expected, we may be required to seek new sources of financing in the future

The structure of customer deposits and advances is particularly important in our long-term project activity, which represents approximately 40% of our sales. Customer deposits and advances include preliminary cash advances paid by customers as well as customers’ progress payments during the execution of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects. For more information regarding customer deposits and advances, see “Operating and financial review and prospects: Financial statements for the years ending 31 March 2001,2002,2003—Balance sheet—Customer deposits and advances” and Note 24 to the Consolidated financial statements.

Long-term projects experience a disbursement of expenses over the life of the project, which can typically take two to five years to complete, depending upon the nature of the contract. The cash disbursement pattern for a project usually starts slowly through the design and mobilisation stages, then accelerates through project execution tailing off at the end of the project during the installation and/or commissioning stages. In this scenario, in the early stages of our projects we are often left with deposit and advance amounts which exceed the immediate project related costs to which these may be attributed.

We may be required to accept less favourable payment conditions than those received in the past and may not be able to reflect these more difficult terms in contracts with our suppliers. Also, a reduction in order intake could cause a reduction in customer deposits and advances.

At 31 March 2003, we had €3,631 million of provisions for risks and charges. If the applications of these provisions resulted in earlier or higher than expected cash outflows, or if we are required to increase them due to unforeseen events or contingencies, we could have to significantly increase our borrowings.

These factors may continue to cause our cash requirements to grow, a reduction in our net cash position and our need to seek out alternative sources of financing to increase. There can be no assurance that alternative means of financing will be available to us on commercially reasonable terms, if at all.

The unavailability of the commercial paper and trade receivables markets and our other current sources would require us to obtain financing from other sources, which may be less favourable than those currently used

In addition to cash flows from operations, we depend on a variety of external sources to finance our operations, such as bank loans, lines of credit, issuances of publicly traded debt, including billets de trésorerie (French commercial paper), sales of receivables, mainly in securitisation transactions (both with and without recourse to us) and capital increases.

As of 31 March 2003 our short term borrowings included €83 million of commercial paper. Our access to the French commercial paper market depends in part on our financial condition and also on the continued functioning of the markets. We have experienced some difficulties in accessing this market in the recent past due partly to our financial condition and partly to the restriction of the French commercial paper market, especially to non-rated issuers.

As certain of our sales of receivables are financed in the commercial paper market, we are thus subject to the foregoing market risk. Similarly, we cannot be sure that we will continue to have access to the securitisation market on terms comparable to those we have enjoyed in the past. Under our recently negotiated or renegotiated credit agreements, we are restricted, subject to certain exceptions, from entering into new long-term receivables sales programmes, thereby further limiting our access to this source of capital.

If these or one or more of our other financing sources were to become unavailable, our financing costs could continue to increase and it could become increasingly difficult for us to finance our activities.

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Main Risk Factors

Our financial performance could be adversely impacted by a limited number of high value contracts and significant fixed price contracts

Each year, approximately one-third of our business is conducted under a limited number of major long-term contracts. Variations in activity levels under these contracts can result in significant variations in our sales and operating income from year to year. At 31 March 2003, our ten largest projects in terms of order backlog represented approximately 22,6% of our total order backlog. The revenue that we recognise on a major project will vary significantly from period to period in accordance with the progress of that project. As a result of this variability, the profitability of a small number of major contracts may significantly impact our operating income in any given period. In addition, the profitability of any contract and/or our overall sales, operating results and cash flow may be affected by the following:

■	delays in awards of major contracts;

■	postponement of previously awarded major contracts;

■	unanticipated technical problems with equipment being supplied;

■	customers’ difficulties in obtaining adequate financing on reasonable terms;

■	difficulties in obtaining required governmental permits;

■	unanticipated costs due to project modifications;

■	performance defaults by suppliers, subcontractors or consortium partners;

■	customer payment defaults and/or bankruptcy; and

■	changes in laws or taxation.

In addition to the general factors listed above, the profit margins realised on such fixed price contracts may vary from our original estimates as a result of changes in costs and productivity over their term.

We have established stricter risk management procedures for tenders and contracts with a view to improving and better formalising processes within the Sectors. We are currently implementing a Risk Committee headed by the Chairman & Chief Executive Officer to review major tenders and execution of large projects and to analyse our customer and country risk exposure. However, we can give no assurance that our initiatives will be sufficient to avoid problems in the future and certain of our projects may be subject to delays and penalties. There can be no assurance that we can profitably complete all of our fixed price contracts.

Our products, including the GT24/GT26 heavy duty gas turbines and the UK Trains, often incorporate advanced and complex technologies and sometimes require modifications after they have been delivered

We design, manufacture and sell several products of large individual value that are used in major infrastructure projects. We are sometimes required to introduce new, highly sophisticated and technologically complex products on increasingly short timetables. This necessarily limits the time available for testing and increases the risk of product defects and their financial consequences. We occasionally discover the need to fine tune or modify products after we begin manufacturing them or after our customers begin operating them. Because we produce some of our products in series, we may need to make such modifications to a large number of products. At the same time, when we sell our products we are increasingly required to accept onerous contractual after-sales warranties and penalties related to performance, availability and delay. Our contracts also occasionally include clauses allowing the customer to terminate the contract or reject the equipment if performance specifications or delivery schedules are not met. As a result of these contractual provisions and the pressures of accelerated new product development, design and manufacturing, problems encountered with our products may result in material unanticipated expenditures.

The GT24/GT26 problems, described in detail in “Operating and financial review and prospects: Main events of fiscal year 2003 and; Power—Update on GT24/GT26 gas turbines issues” and in Note 20 to the Consolidated financial statements, and the UK Train issues described in detail in “Operating and financial review and prospects: Main events of fiscal year 2003; Transport—UK Trains” and in Note 20 to the Consolidated financial statements, are major examples of this risk.

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Main Risk Factors

We cannot guarantee that the total costs that we ultimately incur in connection with the GT24/GT26 turbines, the UK Trains and others of our products will not exceed the estimates that we have provisioned, nor can we guarantee that the rate of spending will be in line with our current estimates. The total amount and timing of actual expenditures, including penalties and damages, may vary as a result of a number of factors, including the following:

■	the outcome of litigation or settlement negotiations with customers;

■	cost overruns in the manufacture of modified components;

■	delays or cost overruns in the implementation of modifications and the delivery of modified machines or in the implementation of the recovery plan for the GT24/GT26 turbines or of the reliability improvement programme of the UK Trains;

■	the acceptance by customers of the redesigned and modified GT24/GT26 turbines;

■	the extension of recovery periods;

■	the application of penalties by customers;

■	the performance of the modified turbines over time;

■	our ability to develop subsequent modifications that will further improve the performance of the GT24/GT26 turbines; and

■	the availability of sufficient supplies of replacement parts and raw materials.

Given the technical sophistication of some of our products, we can give no assurance that we will not encounter new problems with the GT24/GT26 turbines, the UK Trains or with our other products. Any such problems could be costly, could harm our business reputation or affect our ability to sell other products and could have a material adverse impact on our financial condition or results of operations or cause our products to be less competitive than those of our competitors.

We have given financial assistance in connection with the purchase of some of our products by our customers which exposes us to longer-term risks of customer defaults or bankruptcy

In the energy and transport infrastructure markets, customers have occasionally required suppliers such as us to assist in financing purchases or projects. This has been particularly true in the Marine Sector, and to a lesser extent in Power, Transport and Transmission & Distribution. This assistance may take the form of guarantees of indebtedness or taking partial equity ownership of entities operating the projects on a long-term basis. This financial assistance exposes us to longer-term risks of customer defaults or bankruptcy resulting in our guarantees being called or the value of our equity investment being reduced. We have not made commitments to provide guarantees of our customers’ indebtedness during fiscal year 2003 and intend not to do so in the future.

At 31 March 2003, our vendor financing exposure amounted to €1,259 million, of which €933 million related to our Marine Sector (€368 million relating to Renaissance Cruises, which entered into bankruptcy proceedings in September 2001) and €317 million related to our Transport Sector. We describe our vendor financing exposure in greater detail in “Operating and financial review and prospects: Contractual obligations and off balance sheet commitments” and Note 27 to the Consolidated financial statements.

We have maintained €140 million of provisions at 31 March 2003 to cover risks associated with Marine vendor financing, compared to €144 million at 31 March 2002. There can be no assurance that such provisions will be satisfactory to cover all future exposures relating to Marine vendor financing. Moreover, a further deterioration in the cruise ship holiday market may expose us to an increased risk of customers’ defaults or bankruptcy. These exposures and events could result in losses in excess of the provisions we have established, which could have a material adverse impact on our financial condition and results of operations.

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Main Risk Factors

We are exposed to credit risk with respect to some of our customers

To the extent our customers do not advance us sufficient funds to finance our expenses during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. In these circumstances, we could be unable to recoup the expenses we incur in a project and could be unable to obtain the operating margins we expected upon entering the contract. We currently mitigate this risk by endeavouring to negotiate with our customers in order to have them make more timely progress payments, and through our risk management procedures.

In fiscal year 2003, our ten largest customers accounted for 17,6% of our sales. If one of our largest customers were unable to meet its commitments, due to bankruptcy or any other reason, we could be unable to recover some or all of the costs we incur on these projects, which could have a material adverse effect on our financial condition or results of operations.

Our results, cash flows and the price of our listed securities are exposed to currency exchange rate movements

A significant percentage of our sales and expenditures is realised and incurred in currencies other than the euro. The principal currencies to which we had significant exposure in fiscal year 2003 were US dollars, Pounds sterling, Swiss francs, new Mexican Peso and Brazilian Real. Our policy is to manage transaction exposure as follows:

■	by matching the currencies of our sales with the specific currencies in which we incur related costs; and

■	to the extent that we anticipate having unmatched foreign currency exposure, by hedging exchange rate risks.

We do not specifically hedge our net assets invested in foreign operations. We monitor our market position closely and regularly analyse market valuations. In addition, our central corporate treasury department designs and executes almost all derivatives, except in countries where, due to legal restrictions, forward currency exchange contracts are dealt with locally by our affiliates with local banks.

For consolidation purposes, the balance sheets of our consolidated foreign subsidiaries are translated into euro at the period-end exchange rate, and their income statements and cash flow statements are converted at the average exchange rate for the period. The balance sheet impact of such translation may be material. Period-to-period changes in the average exchange rate for a particular currency can significantly affect reported sales and operating and other expenses incurred in such currency as reflected in our income statement, and therefore can significantly affect our financial condition or results of operations.

Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses (the euro, the US dollars, the Pound sterling, Swiss franc, new Mexican Peso and Brazilian Real) may have the effect of distorting competition between us and those competitors whose costs are incurred in other currencies. To the extent that our principal currencies appreciate in value against such other currencies, our competitiveness against our competitors may be eroded. Detailed information on currency exchange risk is provided in “Operating and financial review and prospects: Comparable basis; Impact of exchange rate and interest rate fluctuations” and in Note 29 to the Consolidated financial statements.

Our shares trade in euro on the Premier Marché of Euronext Paris, our ADSs trade in US dollars on the NYSE and our UKDSs trade in Pounds sterling on the LSE. The value of the shares, ADSs and UKDSs could fluctuate as the euro, US dollar and Pound sterling exchange rates fluctuate. Since any dividends we may declare are denominated in euro, exchange rate fluctuations will affect the US dollar equivalent of dividends received by ADS holders and the Pound sterling equivalent of dividends received by UKDS holders.

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Main Risk Factors

We operate in competitive markets

We face strong competition in our markets, both from large international competitors and, in a number of markets, from smaller niche players. Industry consolidation is increasing globally and the main players are adopting a strategy of global expansion. This competition has generally resulted in lower selling prices and a deterioration of terms of payment in favour of our customers. In response, we have adopted several ongoing programmes to cut costs and improve efficiency and have adopted other strategic initiatives.

Although we believe we compete effectively in most of our major markets, there can be no assurance that we will be able to continue to do so.

We will be obliged to adopt new accounting standards on 31 March 2006 that will materially impact our financial statements and our financial reporting

We currently prepare our financial statements in accordance with French GAAP and prepare a reconciliation of stockholders’ equity, net income and certain other disclosures to U.S. GAAP. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, including us, to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements no later than 31 March 2006. Because IFRS emphasises the measure of the fair value of a company’s assets and liabilities, applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, accounting for share-based compensation, goodwill and intangible, asset depreciation, employee benefit plans, marketable securities and derivative financial instruments and classification of balance sheet positions as debt or equity. Because our financial statements prepared in accordance with IFRS would differ, perhaps materially, from our financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities, such as price-to-earnings ratios and debts-to-equity ratios, could be affected.

We have unfunded liabilities with respect to our pension plans and other post-retirement benefits

We have obligations to our employees relating to retirement and other end of contract indemnities in the majority of the countries where we operate.

In France, retirement indemnities arise pursuant to labour agreements, internal conventions and applicable local legal requirements. Retirement indemnities in France are funded from current cash flows, and there is no legal requirement to maintain assets to fund these liabilities. As of 31 March 2003, we had projected benefit obligations of €191 million and assets of €37 million with respect to our French retirement indemnities.

In the United States, the United Kingdom and elsewhere, liabilities arise pursuant to labour agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets to fund their liabilities. As a result of stock market declines in fiscal year 2003, the market value of the assets in our funded pension plans has declined. During fiscal year 2003, the pension plan assets for certain of these pension plans fell below required levels with respect to their related projected benefit obligation. Applicable laws and regulations allow us to spread costs and contributions to cover the shortfall over the average working life of the relevant employees. With respect to these plans, we had projected benefit obligations of €3,352 million and plan assets of €1,975 million as of 31 March 2003.

As of 31 March 2003, we have recognised €575 million of net liabilities in respect of our pension plans and other post retirement benefit arrangements. The unrecognised liabilities, which amounted to €956, will be recognised over the average working lives of the employees involved.

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Other Risks

Our projected benefit obligations are based on certain actuarial assumptions that vary from country to country, including discount rates, long-term rates of return on invested plan assets and rates of increase in compensation levels. If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, our pension, retirement and other post-employment costs would be higher or lower, and our cash flows would be unfavourably or favourably impacted from the funding of these obligations.

Further details on the methodology used to assess pension assets and liabilities together with the annual pension costs are included in “Operating and financial review and prospects: Pension accounting “ and in Note 21 to the Consolidated financial statements.”

Preferential rights may not be exercisable by ADS holders and US shareholders

Under French law, shareholders have preferential rights (which may be waived) to subscribe on a pro rata basis for cash issuances of new shares or other securities giving rights, directly or indirectly, to subscribe for additional shares. US holders of ADSs may not be able to exercise any preferential rights derived from the shares underlying their ADSs, and US holders of shares may not be able to exercise any preferential rights derived from such shares, in each case unless a registration statement under the Securities Act is effective for such preferential rights or an exemption from such registration requirements is available. There can be no assurance that any registration statement would be filed. If an ADS holder cannot exercise its preferential rights, the depositary of our American depositary receipt facility will, if possible, sell such ADS holder’s preferential rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case the ADS holder’s interest in ALSTOM will be diluted and, if the depositary allows rights to lapse, the ADS holder will not realise any value from preferential rights available to shareholders. This would also be the case for a US holder of shares whose rights cannot be exercised or sold.

Other Risks

Legal risks

Claims and legal proceedings: general

We are involved in several legal proceedings as a plaintiff or a defendant, mostly contract related disputes, that have arisen in the ordinary course of business. Contract related disputes, often involving claims for contract delays or additional work, are common in the areas in which we operate, particularly for large, long-term projects. In some cases the amounts claimed against us in these proceedings and disputes are significant, ranging up to €337 million and, if adversely determined, may have a material adverse effect on our financial condition or results of operation. Some proceedings against us are without a specified amount, including with respect to our heavy duty gas turbines. This issue is discussed in greater detail in “Operating and financial review and prospects: Main events of fiscal year 2003; Power—Update on GT24/GT26 gas turbines issues” and in Note 20 to the Consolidated financial statements. All claims and legal proceedings in which we are involved are reviewed regularly by project managers with their Sector management and are reviewed on a half year basis with our statutory auditors, in order to determine appropriate level of provisions. To date and to our knowledge, we believe that we have made adequate provisions to cover both current and contemplated general and specific litigation risks.

While the outcome of these claims and proceedings is not predictable, to date and to our knowledge, there are no other claims or proceedings pending or threatened that are expected to have a material adverse effect on our financial condition or results of operations. See Note 28 to the Consolidated financial statements.

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Other Risks

Claims and legal proceedings: asbestos

We are subject to regulations, including in France, the US and the UK, regarding the control and removal of asbestos–containing material and identification of potential exposure of employees to asbestos. It has been our policy for many years to abandon definitively the use of products containing asbestos by all of our operating units world-wide and to promote the application of this principle to all of our suppliers, including in those countries where the use of asbestos is permitted. In the past, however, we have used and sold some products containing asbestos, particularly in France in our Marine Sector and to a lesser extent in our other Sectors.

In France, we are currently aware of approximately 1,740 asbestos sickness related declarations accepted by the French Social Security authorities in France concerning our employees, former employees or from third parties, arising out of our activities in France. All of such cases are treated under the French Social Security system which pays the medical and other costs of those who are sick and which pays a lumpsum indemnity. Out of these 1,740 cases, we are currently aware of approximately 128 asbestos-related cases in France from our employees, former employees or from third parties. These persons have instituted judicial proceedings against certain of our subsidiaries with the aim of obtaining a court decision holding these subsidiaries liable for an inexcusable fault (faute inexcusable) in order to obtain a supplementary compensation above payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social Security Affairs Courts in proceedings involving our subsidiaries, have found these subsidiaries liable on the grounds of inexcusable fault. Decisions of the Courts of Appeal have all confirmed these findings of inexcusable fault (22 decisions rendered as of 31 March 2003). We have appealed all of such decisions to the Supreme Court. Even where we have been found liable on the grounds of inexcusable fault, we do not expect to suffer any material adverse financial consequences, because the financial consequences of any liability for our inexcusable fault have to date been attributed by court decision or by applicable regulations to the French Social Security (medical) funds. Thus, in 92 of the 128 proceedings currently before French courts, which concern our Marine Sector, the social security authorities have ruled that the financial consequences of any liabilities for inexcusable fault will not be attributed to our Marine Sector and will be borne by the Social Security authorities. Although we have not yet obtained a specific ruling from the relevant French Social Security authorities in respect of the remaining 36 proceedings, of which 26 concern our Power Sector, we believe the same principle affording us financial protection will apply to such proceedings and that, accordingly, we will not suffer any material adverse financial consequences as a result of such asbestos related litigations in France.

We therefore believe that compensation for most of the current 128 proceedings involving certain of our subsidiaries to date, including cases where we may be found to be at fault, is or will be borne by the general French Social Security (medical) funds. Based on applicable legislation and current case law, we also believe that the publicly funded Indemnification Fund for Asbestos Victims (FIVA), created in 2001 and effective since 29 March 2002, does not increase our current risk exposure. The FIVA was implemented to compensate persons harmed by exposure to asbestos in France. Any person who decides to claim compensation before the FIVA and receives compensation from the fund will be barred from taking legal action to obtain further compensation on the same grounds. Once a person has received an offer of compensation, the fund itself must then take action against the employer considered responsible. However this subrogatory right can only be exercised pursuant to and within the limits of French Social Security regulations. We believe that for those cases where compensation may not be definitely borne by the general French Social Security (medical) funds or by the FIVA, we have made adequate provisions to cover any such current or contemplated claims and that in any event any such exposure is immaterial.

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Other Risks

In addition to the foregoing, in the United States, as of 14 May 2003, we were subject to approximately 155 asbestos-related personal injury lawsuits which have their origin solely in the Company’s purchase of some of ABB’s power generation business, for which we are indemnified by ABB (see Note 7 to the Consolidated financial statements). We are also currently subject to two lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (« CE »), for which we have asserted indemnification against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by us from ABB. In January 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. Hearings are still pending to determine whether the plan will be confirmed by the bankruptcy court. If the plan were to be confirmed by the bankruptcy court, it would then have to be approved by the United States federal district court, and would potentially be subject to further appeal. Consummation of the plan is also subject to certain other conditions. In addition to its protection under the ABB indemnity, ALSTOM believes that under the terms of the plan it would also be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As of 14 May 2003, we were also subject to approximately 47 other asbestos-related personal injury lawsuits in the United States involving approximately 2,591 claimants that, in whole or in part, assert claims against ALSTOM which are not related to ALSTOM’s purchase of some of ABB’s power generation business or as to which the complaint does not provide details sufficient to permit us to determine whether the ABB indemnity applies. Most of these lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits are often very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where meaningful evaluation is practicable, we believe that we have valid defences and, with respect to a number of lawsuits, we are asserting rights to indemnification against a third party.

We have not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any US personal injury asbestos claim. Between 31 October 2002 and 14 May 2003, a total of 101 cases involving approximately 15,516 claimants were voluntarily dismissed by plaintiffs without prejudice, which is to say the plaintiffs may refile these cases in the future.

For purposes of the foregoing discussion of asbestos-related cases, we consider a claim to have been dismissed, and to no longer be pending against us, if the plaintiffs’ attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

We are also subject to a minor number of asbestos related or other employee personal injury related claims in other countries, mainly in the UK where we are subject to approximately 142 such claims.

While the outcome of the existing asbestos-related cases described above is not predictable, we believe that those cases will not have a material adverse effect on our financial condition (see also Note 28 to the Consolidated financial statements). We can give no assurances that asbestos-related cases against us will not grow in number or that those we have at present, or may face in the future, may not have a material adverse impact on our financial condition.

Other legal risks

To date, we have not experienced any material adverse impact on our financial condition or results of operations relating to national, European Union or US competition and antitrust laws. However, there can be no assurance that the application of such laws will not have a material adverse effect on our reputation, financial condition or results of operations in the future.

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Main Risk Factors

We are subject to laws which prohibit certain payments to foreign governmental officials, political parties and others. Some of our subsidiaries operate in countries known to experience corruption, which creates the risk of prohibited payments by our employees or agents. A limited number of former employees and agents of our group have been or are currently being investigated with respect to alleged illegal payments. We have established internal compliance programmes which we believe control the risk of illegal activity. Any determination that ALSTOM or its subsidiaries violated such laws, however, could have a material adverse impact on our results of operations or financial condition.

Some entities of our group are bound by confidentiality agreements entered into in the normal course of their activities and that are normally linked to major contracts. Breach of such confidentiality obligations could lead to the payment of indemnities or other recourse that could have a material adverse impact on our financial condition.

Intellectual property

We own or have licenses to use various trademarks, patents and other intellectual property rights which are of value in the conduct of our business, but to date no such license is, by itself, material to our activities.

Market risks

We are exposed to a variety of market risks, including currency risk, interest rate risk and credit risk, in the course of our business. Detailed information regarding this exposure is provided in “Operating and financial review and prospects: Comparable basis; Impact of exchange rate and interest rate fluctuations” and in Note 29 to the Consolidated financial statements.

Liquidity risks

Our financing agreements contain a certain number of financial covenants and clauses in the event of default or material adverse change. If we fail to meet our obligations arising from our financing agreements or our outstanding securities, our creditors may require early repayment. Most of our financing agreements and our outstanding securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings may result in the acceleration of all or a significant part of our debt and may consequently prevent us from drawing upon our credit lines. Detailed information regarding this exposure is provided in the Risk factors in respect to our financial indebtedness, including in Risk factors entitled “Our high level of indebtedness may affect and limit our operating flexibility.”, “Our ability to refinance our debt and to finance our working capital and capital expenditure needs depends upon our ability to renegotiate or renew our existing credit facilities.” and “Our existing lines of credit and certain of our other financing agreements contain financial covenants that we may be unable to meet.”, in “Operating and financial review and prospects: Liquidity and capital resources” in Notes 22 and 29 to the Consolidated financial statements.

Stock market risks

For more information, see Risk factor above entitled “We have unfunded liabilities with respect to our pension plans and other post-retirement benefits” above and Note 21 to the Consolidated financial statements.

Annual Report 2003

4 Risks

Other Risks

Environmental, health and safety risks

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards on us regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which we operate, our industrial activities are subject to obtaining permits, licences or/and authorisations, or to prior notification. Most of our facilities must comply with these permits, licences or authorisations and are subject to regular administrative inspections.

We invest significant amounts to ensure that we conduct our activities in order to reduce the risks of impacting the environment and regularly incur capital expenditures in connection with environmental compliance requirements. Although we are involved in the remediation of contamination of certain properties and other sites, we believe that our facilities are in compliance with their operating permits and that our operations are generally in compliance with environmental laws and regulations.

We have put in place a global policy covering the management of environmental, health and safety risks. Detailed information regarding this policy is provided in “Environmental, Health and Safety Management policy (E.H.S.)” below.

The procedures ensuring compliance with environmental, health and safety regulations are decentralised and monitored at each plant level. The costs linked to environmental health and safety issues are budgeted at plant or unit level and included in the profit and loss accounts of our local subsidiaries. We have retained €8.2 million of provisions to cover environmental risks in our consolidated financial statements at 31 March 2003.

The outcome of environmental, health and safety matters cannot be predicted with certainty and there can be no assurance that we will not incur any environmental, health and safety liabilities in the future and we cannot guarantee that the amount that we have budgeted or provided for remediation and capital expenditures for environmental or health and safety related projects will be sufficient to cover the intended loss or expenditure. In addition, the discovery of new facts or conditions or future changes in environmental laws, regulations or case law may result in increased liabilities that could have a material effect on our financial condition or results of operations.

Environment, Health & Safety management policy (E.H.S.)

We recognise our obligation to our stakeholders, employees, customers, suppliers and the communities at large in which we operate, to provide a safe workplace and safe products, to minimise the impact of our operations on the environment and to protect our industrial and commercial assets.

To this end, we have put in place a global policy covering the management of Environment, Health and Safety risks at an individual operating unit level, to achieve a high level of performance including strict compliance of local norms and regulations. The global policy is designed and co-ordinated at corporate level and is adapted and implemented locally. We have selected independent risk specialists, ALLIANZ and URS to carry out throughout the world the Corporate EHS annual audit programme of our manufacturing sites. ALLIANZ and URS are also supporting the operating units in the creation of specific action and improvement plans. The completion of the action plan is measured and followed up through a monthly corporate reporting process. Through our environmental management programme, we seek primarily to:

■	develop products and services that have an acceptable impact on the environment along the product life cycle from manufacturing through product use and at the end of their useful lives;

■	evaluate the environmental impact of new industrial processes prior to their implementation as well as the discontinuation of existing processes or the disposal of existing sites;

Annual Report 2003

4 Risks

Other Risks

■	improve technology in order to reduce the consumption of energy and natural resources and to minimise waste and pollution; and

■	promote the application of our environmental management principles to our sub-contractors and suppliers.

Additional Health and Safety programmes are implemented at each of our operating units. Such programmes typically cover health and safety issues, both at the design stage of the workplace and product equipment through to their implementation and use, as well as accident and occupational illness prevention programmes.

Our asset and business interruption management programmes are designed to minimise exposure to loss or damage to our assets and to ensure business continuity. This includes exposure to fire, breakdown and natural catastrophes as well as theft or deliberate damage.

We have established Environmental, Health and Safety co-ordination in order to improve the coherence of the prevention programmes. We have created Environmental, Health and Safety follow-up indicators as well as a system of reporting.

During fiscal year 2003, 279 EHS audits were carried out by ALLIANZ and URS and have been reviewed by the local managing directors in order to validate the areas of improvement suggested by the auditors. The cost of these external audits amounted to €856,000 for fiscal year 2003.

Insurance

Our policy is to purchase insurance policies covering risks of a catastrophic nature from insurers presenting excellent solvency criteria. The amount of insurance purchased varies according to our estimation of the maximum foreseeable loss. This estimate is made within the framework of industrial risk management audits for property damage that we conduct and depends on the evaluation of the maximum legal risk considering the various activities of our group for our civil liability. We believe that our insurance programmes in force at present have satisfactory limits. In the future our ability to maintain adequate insurance coverage will depend on the available capacity in the insurance market. The insurance industry is continuing to consolidate and insurers are generally reducing their exposure to any particular customer, increasing premiums, reducing insurance coverage and requiring higher deductibles. Our principal insurance policies expired at the end of calendar year 2002. After tendering of these policies on the insurance market, our main insurance policies have been renegotiated and new policies have been signed for a one year period expiring at the end of calendar year 2003. The cover and the financial terms of these new policies are less favourable than those which we enjoyed in previous years. We can give no assurance that we will be able to renew these policies at their expiry under the same financial terms and to continue to procure the same scope of coverage which we have today. The main risks covered by our main insurance policies are the following:

■	property damage, and business interruption caused by fire, explosion, natural events or other named perils as well as machinery breakdown;

■	liability incurred because of damage caused to third parties by our operations, products and services, with customary exclusions and limits;

■	transit, covering transportation risks from start to discharge of goods at warehouse, construction site or final destination, with customary limits and exclusions; and

■	construction and installation, covering risks during execution of contracts, subject to certain conditions and declarations.

We are generally self-insured or are not insured against adverse events which are frequent but of relatively low value. In addition, we purchase in the various countries where we are present, policies of insurance of a mandatory nature or to cover specific risks such as automobile or worker’s compensation or employer’s liability.

Annual Report 2003

Contents

Statutory financial statements

Statutory auditors’ reports	p. 163

Statutory accounts	p. 165

➢ Income statement	p. 165
➢ Balance sheet	p. 166

Notes to the financial statements	p. 168

➢ Notes to the balance sheet	p. 169
➢ Notes to the income statement	p. 174
➢ Other information	p. 175

Five-year summary	p. 177

Proposal for the appropriation of income	p. 178

Dividends distributed during the three preceding fiscal years	p. 179

Annual Report 2003

5 Statutory financial statements

Statutory auditors’ reports

Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

STATUTORY AUDITORS’ REPORT

Statutory Accounts

Year ended 31 March 2003

To the shareholders of ALSTOM,

In accordance with our appointment as statutory auditors by your Annual General Meeting, we hereby report to you, for the year ended 31 March 2003 on:

■	the audit of the accompanying financial statements of ALSTOM, established in euros,

■	the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

I—Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at 31 March 2003, and the results of its operations for the year then ended in accordance with French accounting principles. Without qualifying our opinion, we draw attention to the Note 1—“Basis of preparation of the accounts” which highlights the fundamental principles, the main assumptions and certain additional matters used by the Board of Directors to approve these financial statements.

II—Specific Procedures and Disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the management report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

We inform you that, because of losses incurred, the shareholders’ equity of your Company are, as at 31 March 2003, below half of the share capital. In conformity with the article L. 225- 248 of the French “Code de Commerce”, an extraordinary shareholders’ meeting must be held, at the latest four months after the approval of the financial statements, in order to vote on the dissolution of your Company. If such resolution is not voted, we inform you that your company will have to reconstitute its shareholders’ equity before 31 March 2006 at a level at least equal to half of the share capital.

Pursuant to the law, we have verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG	DELOITTE TOUCHE TOHMATSU

Gilles Puissochet	Alain Pons

Annual Report 2003

5 Statutory financial statements

Special auditors’ reports

Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

SPECIAL AUDITORS’ REPORT

Statutory Accounts

Year ended 31 March 2003

To the shareholders of ALSTOM,

In accordance with our appointment as statutory auditors to your Company, we hereby report on the agreements involving members of the Board of Directors of your Company.

The terms of our engagement do not require us to identify such agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 92 of the Decree of 23 March 1967, to assess the various interests involved in respect of the conclusion of these agreements for the purpose of approving them.

Agreements authorised during Fiscal Year 2003

We hereby, inform you that we have not had been notified of any agreements covered by article L. 225-38 of the Code de Commerce.

Agreements Approved During Previous Fiscal Years and Executed during Fiscal Year 2003

In addition, pursuant to Decree of 23 March 1967, we have been advised that the following agreements entered into and authorised by the board of directors of your Company in previous years have had continuing effect during the year.

With Alcatel and Marconi plc. (formerly The General Electric Company plc.) (“Marconi”)

As part of the sale of shares of ALSTOM by Alcatel and Marconi plc., signature of a guarantee and placement agreement among ALSTOM, Alcatel, Marconi plc. and a group of banks and financial institutions.

With GEC ALSTHOM N.V.

Agreement covering the transfer by GEC ALSTHOM N.V. of its rights and commitments to ALSTOM, as set forth in the shareholders’ agreements of 21 February 1990 between GEC ALSTHOM N.V., General Electric and European Gas Turbine N.V. (“EGT”), a subsidiary of GEC ALSTHOM N.V. Under this transfer agreement, ALSTOM undertakes to compensate GEC ALSTHOM N.V. for any losses or damages incurred as a result of such shareholders’ agreement.

For fiscal year 2003, no amount has been paid under this agreement.

With Marconi plc. (formerly The General Electric Company, plc.) (“Marconi”) and Alcatel

Within the framework of the initial public offering of ALSTOM, signature of a guarantee and placement agreement on 21 June 1998 among ALSTOM, Alcatel, Marconi and a group of banks and financial institutions.

With Marconi plc. (formerly The General Electric Company, plc.) (“Marconi”) and Alcatel

As part of the initial public offering of ALSTOM, signature of counter guarantee on 21 June 1998 between ALSTOM, Alcatel and Marconi, under which ALSTOM undertakes to compensate its shareholders Marconi and Alcatel for any sums that they may have to pay as part of the guarantee and placement agreement.

For fiscal year 2003 no amount has been paid under this agreement.

With GEC ALSTHOM N.V.

Compensation and repayment agreement signed on 21 June 1998 between GEC ALSTHOM N.V. and its receiver ALSTOM. As part of the restructuring of the group and, namely of the winding-up of GEC ALSTHOM N.V., the purpose of this agreement assures the receiver of GEC ALSTHOM N.V. that ALSTOM which became shareholder was willing to repay an amount equivalent to the excess distribution it may receive from the wind-up, and, subject to certain conditions, to finance any taxation payable by GEC ALSTHOM N.V. as part of the distribution of its assets.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we confirm the information provided to us with the relevant source documents.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG	DELOITTE TOUCHE TOHMATSU

Gilles Puissochet	Alain Pons

Annual Report 2003

5 Statutory financial statements

Income Statement

Statutory accounts

INCOME STATEMENT

		Year ended March 31
	Note	2001	2002	2003
	In € million
TOTAL SALES		2.8	—	—
Release of provisions and depreciation		22.6	—	—
Other operating income		87.7	94.4	92.1
Total Operating Income(I)		113.1	94.4	92.1

Other supplies purchased and external expenses		46.4	39.6	29.1
Taxes and duties		0.5	0.7	0.4
Depreciation and provisions for risks and charges		—	1.9	—
Other operating expenses		0.4	0.3	0.4
Total Operating Expenses (II)		47.3	42.5	29.9

OPERATING INCOME (I—II)		65.8	51.9	62.2

Dividends received		110.2	155.6	—
Other interest income and related income		154.2	88.0	229.7
Foreign exchange gains		—	—	—
Total Financial Income (III)		264.4	243.6	229.7

Depreciation and provisions		1.7	3.5	7,580.0
Interest expenses and related expenses		203.7	238.2	212.8
Foreign exchange losses		—	—	—
Total Financial Expenses (IV)		205.4	241.7	7,792.8

Financial Income (III—IV)		59.0	1.9	(7,563.1)
OPERATING INCOME AFTER FINANCING (I— II + III—IV)	(1)	124.8	53.8	(7,500.9)

NON RECURRING INCOME (V)		0.7	0.1	—
Current income tax (VI)	(2)	(33.2)	(36.9)	(26.8)

Total Income (I + III + V)		378.2	338.1	321.8

Total Expenses (II + IV + VI)		219.5	247.3	(7,795.9)

NET RESULT		158.7	90.8	(7,474.1)

Annual Report 2003

5 Statutory financial statements

Balance Sheet

BALANCE SHEET

	Net value at March 31,
	Note	2001	2002	2003
	In € million
ASSETS
FIXED ASSETS
Intangible fixed assets		1.7	1.7	1.7
Financial assets	(1)
Investments (Net)		6,553.5	6,553.5	0.0
Advanced to subsidiary (Net)		954.8	4,623.9	4,847.9

Total Fixed Assets (I)		7,510.0	11,179.1	4,849.6

CURRENT ASSETS
Other receivables	(2)	4,136.6	658.5	11.8
Cash	(3)	15.2	77.7	6.6
Prepaid expenses	(4)	19.4	12.2	27.4

Total Current Assets (II)		4,171.2	748.4	45.8

TOTAL ASSETS (I + II)		11,681.2	11,927.5	4,895.4

Annual Report 2003

5 Statutory financial statements

Balance Sheet

		Net value at 31 March
	Note	2001	2002	2003
	In € million
SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
SHAREHOLDERS’ EQUITY
Share capital	(5)	1,292.3	1,292.3	1,690.0
Capital surplus		5,530.4	5,530.4	5,747.2
Reserves
Legal reserves		130.3	130.3	130.3
Non distributable reserves		20.9	20.9	20.9
Retained earnings		102.5	142.9	233.7
Net result for the current year		158.7	90.8	(7,474.1)
Interim dividend		—	—	—
Net shareholders’ equity(I)		7,235.1	7,207.6	348.0

OTHER SHAREHOLDERS EQUITY
Undated subordinated notes	(6)	250.0	250.0	—
Total other shareholders’ equity(II)		250.0	250.0	—

PROVISIONS for RISKS and CHARGES
Provision for risks		—	1.9	1.9
Total Provision(III)		—	1.9	1.9

LIABILITIES	(7)(8)
Bonds issued		1,227.1	1,226.8	1,226.8
Borrowings		834.6	2,187.1	3,204.8
Other financial debt		2,087.7	1,001.5	85.1
Trade payables		41.1	10.4	21.0
Tax, social security debts		0.5	40.4	7.6
Other payables and accrued expenses		5.1	1.8	0.2
Total liabilities (IV)		4,196.1	4,468.0	4,545.5

TOTAL SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES (I + II + III + IV)		11,681.2	11,927.5	4,895.4

Annual Report 2003

5 Statutory financial statements

Notes to the financial statements

➢  Note 1—Basis of preparation

ALSTOM (the Company) is a “société anonyme” organised under the laws of France and prepares its financial statements using accounting principles generally accepted in France.

The Company, in preparing the Financial Statements, has used the following main assumptions that:

■	the shareholders prior to 31 July 2003 will approve at the Shareholders’ Meetings the principles of a capital increase

■	the financial covenants will be met, renewed or renegotiated as required

■	maturing debt will be reimbursed or refinanced as required

Note 7 of these financial statements sets out the Company’s financial debt covenants and maturity. The Company’s ability to meet the assumptions used in the preparation of its Financial Statements set out above also depends on the success of the ALSTOM Group’s (the Group) new action plan.

The Company has taken into account the matters set out above and all other matters including the risks disclosed in the notes to the Consolidated Financial Statements and has confirmed the applicability of the fundamental accounting principles, including going concern, cut-off between accounting periods (Accruals concept) and consistency of accounting principles.

➢  Note 2—Summary of accounting policies

a. Summary of accounting policies

The accounts as of 31 March 2003 have been prepared in accordance with the provisions of the French Law dated 30 April 1983, pursuant to French decree dated 29 November 1983 and of the French General Accounting Rules 1999 as described by French CRC regulation 99-03 dated 21 September 1999.

Since 1 April 2002 the Company has applied the Règlement 00-06 of the Comité de Réglementation Comptable. The application as of 1 April 2002 of the Règlement has had no impact on equity.

b. Investments

Investments are recorded at direct acquisition cost. Any additional costs are recorded as expenses to be amortised over a five-year period.

Investments are valued at the lower of cost or valuation. When the valuation of the investment is lower than the book value, a provision is recorded to cover the difference. The year end valuation is made on the basis of current use value defined as the value of the investment to the Company employing a number of valuation methods, including return on assets, fair value and other methods, as appropriate.

c. Borrowings

Borrowings are recorded at the nominal value. Borrowings costs are recorded as expenses to be amortised over the duration of the borrowings.

d. Exchange operations

There were no specific foreign exchange operations during fiscal year 2002/03 other than in the ordinary course of business.

e. Financial instrument

Financial instruments (swaps) are used to cover interest rate risks on bonds and other long-term debt.

f. Tax consolidation

The Company is the leader of the French Tax group, and any tax savings are recorded in its books.

➢  Note 3—Main events

The share capital has been increased during the period (see Note 5 to the Balance Sheet).

The shares of ALSTOM Holdings have been fully depreciated during the year (see Note 1 to the Balance Sheet).

Annual Report 2003

5 Statutory financial statements

Notes

NOTES TO THE BALANCE SHEET

➢  Note 1—Financial Assets

ALSTOM Holdings is the only subsidiary of ALSTOM. It owns all operating entities of the Group. Gross financial assets that correspond to the shares of ALSTOM Holdings amount to €6,553.5 million and ALSTOM Holdings’ advances of €5,868.1 million, including € 44.0 million as accrued interest.

A €7,573.7 million provision has been recorded, affected to the investment (€6,553.5 million) and ALSTOM Holdings’ advance of € 1,020.2 million.

The write-down of ALSTOM Holdings’ shares and advances made to ALSTOM Holdings follows an impairment test, the necessity of which was triggered by the conjunction of a number of factors including the following:

•	significant continuous reduction of ALSTOM’s share price during fiscal year 2002/03;

•	exceptional losses during the year of €1.38 billion suffered by subsidiaries in connection with additional provisions, including the GT24/GT26 gas turbines issues.

A valuation was performed combining internal and external valuation studies of the Group. The methodology aimed at measuring the enterprise value through consolidated discounted cash flows from which consolidated financial debt, pension provisions, unrecognised actuarial net losses and consolidated financial debt of special purpose vehicles in which the Company has some interest have been deducted.

Discounted cash flows were derived from the ALSTOM Three Year Plan to obtain a ten-year projection to which an estimated residual value has been added.

Such evaluation of the ALSTOM Group approximates the value in use of ALSTOM Holdings, the Company’s only subsidiary, which owns all operating subsidiaries of the Group, and reflects a permanent diminution in value.

➢  Note 2—Other Receivables

Other Receivables are due within one year:

	Gross value as of 31 March 2003	Affiliated corporations
	In € million
Trade receivables	9.6	7.4
Other receivables	2.2	—
	11.8	7.4

➢  Note 3—Cash

Cash includes interest income receivables on swap operations.

Annual Report 2003

5 Statutory financial statements

Notes

➢  Note 4—Prepaid expenses

	Gross value	Amortization during the year	Net value 31 March 2003
	In € million
Bonds and borrowings(1)	37.2	6.2	25.2
Insurance			2.0
Bonds discounts			0.2

			27.4

(1)	Including €17.1 million on new credit lines.

➢  Note 5—Shareholders’ equity

The share capital was increased during fiscal year 2002/03. Pursuant to the authorisations given by the General Meeting of 24 July 2001 and the Board of Directors at its meeting of 6 May 2002, the Chairman of the Board of Directors decided on 27 May 2002 to increase the share capital from €1,292,324,754 to €1,689,963,138 by the issue of 66,273,064 new shares of €6 nominal value each, with maintenance of the preferential subscription rights of the shareholders in the ratio of 4 new shares for each 13 existing shares held, at the subscription price of €9.60 per share.

	Number	Per value
Existing shares at beginning of year	215,387,459	€6
Shares issued	66,273,064	€6
Existing shares at year end	281,660,523	€6

The difference between the subscription price of €9.60 and the nominal value of €6.00 minus relevant costs is €216.9 million and is included in the capital surplus.

No dividend has been distributed for this fiscal year.

➢  Note 6—Undated subordinated notes

ALSTOM, the parent company, issued on 29 September 2000 €250 million Auction Rate Coupon Undated Subordinated Notes. These notes may be redeemed at the option of the issuer except in certain exceptional circumstances, including any failure to pay interest when due, when they may be redeemed at the option of their holders. They rank “pari passu” with holders of other subordinated indebtedness. Interest will be payable semi-annually, at variable rates based on EURIBOR. The payment of the interest accrued may be suspended if both of the following conditions are satisfied:

■	the annual non-consolidated accounts of ALSTOM show an absence of income available for distribution;

■	the annual consolidated accounts of the Company show that the consolidated net income is less than or equal to zero.

As part of the negotiation with the banks which took place in March 2003, the Undated Subordinated Notes that had been privately placed with a group of banks, have been amended and are now redeemable on 29 September 2006. They have however kept their subordinated nature.

Therefore this instrument has been re-classified as long-term debt and are included in borrowings (see note 7 below).

Annual Report 2003

5 Statutory financial statements

Notes

➢  Note 7—Liabilities

	At 31 March 2003	Within one year	1 to 5 years	More than 5 years
	In € million
Financial debt
Bonds issued	1,226.8	576.8	650.0	—
Borrowings	3,204.8	750.1	2,454.7	—
Other financial debt	85.1	85.1	—	—
Trade creditors and related accounts	21.0	21.0	—	—

Tax, social security debts	7.6	7.6	—	—

Other liabilities	0.2	0.2	—	—

TOTAL	4,545.5	1,440.8	3,104.7	—

a. Bonds

On 26 July 1999, the Company issued bonds for a principal amount of €650 million with a 7 year maturity, listed on the Paris and Luxembourg Stock Exchanges, bearing a 5% coupon and to be redeemed at par on 26 July 2006.

On 6 February 2001, the Company issued bonds for a principal amount of €550 million with a 3 year maturity, listed on the Luxem-bourg Stock Exchange, bearing a 5.625% coupon an to be redeemed at par on 6 February 2004.

The bond issue, with a nominal value of €650 million, was initially swapped up to €600 million from fixed to floating rate. €280 million have been returned to a fixed rate exposure and €320 million remain swapped from fixed to floating rate at 31 March 2003.

€26.8 million related to accrued interest.

b. Borrowings

Borrowings of €3,204.8 million include:

	At 31 March 2002	At 31 March 2003		Average interest rate
	In € million
Syndicated loans	1,550.0	2,626.3		Euribor 6 months + 0.45%
C.N.C.E.P.	200.0	200.0		Euribor 3 months + 0.52%
Commerzbank	400.0	—
CRCA Mutuelle Charente Périgord	33.2	33.2	(1)	Euribor 3 months + 0.2%
Subordinated notes	—	250.0		Euribor 6 months + 2.0%
Other bilateral loans	—	75.0		Euribor 1 month + 0.75%
Accrued interest	3.9	20.3
	2,187.1	3,204.8

(1)	Swapped from 5.63% to Euribor 3 months + 0.20%.

Annual Report 2003

5 Statutory financial statements

Notes

At 31 March 2003, in addition to drawn down amounts of syndicated loans, ALSTOM has unused confirmed credit lines of €600 million (bridge facility maturing 15 December 2003).

In March 2003 an agreement was signed with a consortium of banks, “the lenders”, to extend until 21 January 2004 the maturity of a syndicated loan of €400 million and two bilateral loans totalling €75 million that were originally to mature in March and April 2003.

Both extended and bridge facilities are subject to compliance with new financial covenants, which have also replaced existing covenants in the two other existing syndicated loans (totalling commitments of €1,250.0 million and €976.3 million respectively). They are unsecured and rank “pari passu” with the other syndicated loans.

While the bridge facility and the extended facilities documentation were signed on 25 March 2003, they were further conditioned by the formalisation of amendments in particular with respect to financial ratios in some other financing arrangements of the Group. Those amendments were finalised and documented in the early part of April 2003.

The bridge facility and the extended facilities are repayable and cancellable upon receipt of proceeds from disposals subject to certain thresholds, with the bridge facility repayable prior to the extended facilities.

The newly extended credit facilities of €475 million and the €600 million new bridge facility are immediately repayable if the Group fails to meet its financial covenants set out below in the coming financial year:

■	“Consolidated total debt” defined as the sum of the gross financial debt and the net amount of sale of trade receivables shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €7,000 million(1) and €6,800 million. At 31 March 2003, the “consolidated total debt” amounted to €6,688 million.

■	“Consolidated economic debt” defined as the sum of the net financial debt and the net amount of sale of trade receivables shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €5,300 million and €5,500 million. At 31 March 2003, the “consolidated economic debt” amounted to €4,918 million.

■	“Consolidated net worth” defined as the sum of shareholders’ equity and minority interests shall not be lower at respectively 31 March 2003 and 30 September 2003 than €800 million and €500 million. At 31 March 2003, the “consolidated net worth” amounted to €900 million.

Financial covenants mentioned above also apply to the €1,250.0 million and €976.3 million syndicated revolving credit facilities. Similar ratios are applicable until maturity of the credit facilities. At 31 March 2004, “consolidated total debt” shall not exceed €4,800 million, “consolidated economic debt” shall not exceed €3,600 million and “consolidated net worth” shall not be lower than €500 million. Interest cover, the ratio between EBITDA(2) and consolidated net financial expenses(3), shall not be lower than 1.8 at 31 March 2004. Differing ratios apply in the periods up to the last maturity in 2006.

In addition to these financial covenants, under the €475 million newly extended credit lines and the €600 million new bridge facility, the Group’s lenders may request the early repayment of all or part of these lines if at the Shareholders’ Meeting to be held at the latest on 2 July 2003 the shareholders do not approve resolutions autho-rising the Board of Directors to increase the share capital.

Subsequent to the year-end, subsidiaries of the Company signed binding assets disposal agreements which are expected to receive €1.1 billion, of which €0.7 million has been received.

(1)	Additional flexibility of €500 million is granted at the two month-ends following this date.
(2)	EBITDA is defined as Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash flow less goodwill amortisation and less capital gain on disposal of investments (see Consolidated Accounts Note 4).
(3)	Consolidated net financial expenses are defined as net interest income plus securitisation expenses (see Consolidated Accounts Note 5).

Annual Report 2003

5 Statutory financial statements

Notes

c. Other financial debt

	At 31 March 2002	At 31 March 2003
	In € million
Commercial paper	455.0	83.0
Bank overdraft	—	0.6
ALSTOM Holdings’ current account	—	1.5
Other ALSTOM Group loans	546.5	—
	1,001.5	85.1

The total authorised commercial paper is €2,500 million, availability being subject to market conditions.

d. Trade payable and related accounts

Trade payable and related accounts amounted €21.0 million, including €7.0 million payable to Group companies.

e. Tax, social security debts

Tax and social security debts amounted to €7.6 million, including €7.1 million payable to Group companies referring to the French Tax Group.

➢  Note 8—Accrued expenses

At 31 March 2003
In € million
Bonds issued	26.8
Borrowings	20.3
Trade payable and related accounts	8.3
Other debts	0.2

TOTAL	55.6

Annual Report 2003

5 Statutory financial statements

Notes

NOTES TO THE INCOME STATEMENT

The net loss of the year ended 31 March 2003 amounted to €7,474.1 million.

➢  Note 1—Operating income after financing

a. Operating Income

Income from operations of €62.2 million is mainly comprised of management fees invoiced to the companies of the ALSTOM Group for the use of the ALSTOM name of €92.1 million, less the management fees invoiced by ALSTOM Holdings (€5.0 million) and other current purchase and expenses.

The gross remuneration of the Chairman and Chief Executive Officer, which amounted to €141,249 since 1st January 2003, is also included in operating income. The previous Chairman and Chief Executive Officer was not directly remunerated by ALSTOM.

b. Financial income

The financial loss amounts to €7,563.1 million and includes:

■	a €7,573.7 million provision on ALSTOM Holdings’ investment and advances;

■	€229.7 million interest income, including €214.1 million from ALSTOM Holdings; and

■	€212.8 million interest on bonds and borrowings.

c. Other operating expenses

Included in other operating expenses are Directors’ Fees of €351,250.

➢  Note 2—Current Income Tax

ALSTOM is the leader of the French Tax Grouping. The tax savings are recorded in its accounts.

The tax credit of €26.8 million comprised €20.6 million from the tax grouping profit and €6.2 million prior-year tax credits.

Annual Report 2003

5 Statutory financial statements

Notes

OTHER INFORMATION

a. Commitments

ALSTOM, as the parent company, has issued guarantees of €598 million. These include:

■	US Dollar 80 million as guarantees of leases;

■	British Pound 80 million as performance guarantees;

■	€409 million on Transport contracts.

b. Stock options

Main characteristics of ALSTOM’s stock options plans

	Plan no. 1	Plan no. 3	Plan no. 5	Plan no. 6
Date of Shareholders’ Meeting	17 June 1998	24 July 2001	24 July 2001	24 July 2001
Creation date	22 April 1999	24 July 2001	8 January 2002	7 January 2003
Exercise price(1)	€27.40	€33.00	€13.09	€6.00
Beginning of exercise period(2)	22 April 2004	24 July 2002	8 January 2003	7 January 2004
Expiration date	21 April 2007	23 July 2009	7 January 2010	6 January 2011
Number of beneficiaries	850	1,703	1,653	5
Total number of options originally granted	2,035,000	4,200,000	4,200,000	1,220,000
Number of options as adjusted following the completion of the capital increase in July 2002(3)	2,105,703	4,346,191	4,346,087	1,220,000
Total number of options exercised	0	0	0	0
Total number of options cancelled	335,071	324,061	245,586	0
Number of remaining options as of 31 March 2003	1,770,632	4,022,130	4,100,501	1,220,000
Number of shares that may be subscribed by members of the Executive Committee	95,200	135,565	192,474	1,200,000
Terms and conditions of exercise

Average opening price
of shares to reach €38,
for 40 consecutive
trading days (between
22 April 1999 and 21
April 2004).

If this condition is not
fulfilled, the options
will no longer be
valid. As of today,
this condition has not
been met.

		—1/3 of options exercisable as from 24 July 2002. —2/3 of options exercisable as from 24 July 2003. —all options exercisable as from 24 July 2004.	—1/3 of options exercisable as from 8 January 2003. —2/3 of options exercisable as from 8 January 2004. —all options exercisable as from 8 January 2005.	—1/3 of options exercisable as from 7 January 2004. —2/3 of options exercisable as from 7 January 2005. —all options exercisable as from 7 January 2006.

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the Board (no discount or surcharge) or the nominal value of the share when the average share price is lower.
(2)	Except specific conditions mentioned in “Terms and conditions of exercise”.
(3)	Plans n°1, 3 and 5 have been adjusted in compliance with French law as a result of the completion of the capital increase in July 2002.

Annual Report 2003

5 Statutory financial statements

Notes

Plans n° 2 and n° 4 previously granted are void as a result of the non fulfilment of their exercise conditions tied to the realisations of objectives. Therefore, no options have been exercised under these plans and 4,359,775 options have been cancelled.

The following is a summary of activity of the plans:

	Shares	Weighted average exercise price per share
Outstanding at 1 April 2000	6,437,400	€29.19

Granted	—	—
Exercised	—	—
Cancelled	(350,900)	€29.69

Outstanding at 31 March 2001	6,086,500	€29.17

Outstanding at 1 April 2001	6,086,500	€29.17

Granted	8,685,000	€23.37
Exercised	—	—
Cancelled	(540,400)	€19.36
Outstanding at 31 March 2002	14,231,100	€25.67

Outstanding at 1 April 2002	14,231,100	€25.67

Outstanding at April 1st, 2002 after Rights Issue	14,726,354	€24.81
Granted	1,220,000	€6.00
Exercised	—	—
Cancelled	(4,833,091)	€28.62

Outstanding at 31 March 2003	11,113,263	€21.09

Annual Report 2003

5 Statutory financial statements

Five-year summary

	31 March 1999		31 March 2000	31 March 2001	31 March 2002	31 March 2003
1.Capital at year end
a) Share capital (in € thousand)	1,303,124		1,282,190	1,292,325	1,292,325	1,689,963
b) Number of outstanding issued shares	213,698,403		213,698,403	215,387,459	215,387,459	281,660,523
2.Operations and income for the year (in € million)
a) Dividend received	307.3		158.0	110.1	0.3	—
b) Income before tax, profit sharing, depreciation and provisions	390.9		166.4	106.2	59.4	79.1
c) Income tax	(21.7)		50.2	33.3	36.9	26.8
d) French legal profit sharing	—		—	—		—
e) Net income after tax, profit sharing, depreciation and provisions	346.4		215.2	158.7	90.8	(7,474.1)
f) Dividends	106.9	(1)	117.5	118.5	—	—
3.Earnings per share (in €)
a) Net earning after tax, profit sharing, but before depreciation and provisions	1.73		1.01	0.65	0.45	0.38
b) Net earning after tax, profit sharing, depreciation and provisions	1.62		1.01	0.74	0.42	(26.54)
c) Net dividend per share	0.50	(1)	0.55	0.55	—	—
4.Personnel
a) Number of personnel employed during the year	—		—	—	—	—
b) Amount of gross wages and salaries for the year (in € thousands)	—		—	—	—	155
c) Amount of social charges for the year (Social security and other welfare benefits) (in € thousands)	—		—	—	—	52

(1)	To which an interim dividend of €226.0 million (i.e. €1.13 per share) was paid on 22 June 1998 solely to the two principal shareholders as of that date, must be added.

Annual Report 2003

5 Statutory financial statements

Proposal for the appropriation of income Dividends distributed during the three preceding fiscal years

Proposal for the appropriation of income

The result for the fiscal year ended 31 March 2003 amounts to a loss of € 7,474,080,874.35. The following appropriation will be proposed to the Shareholder’s Meeting:

Amount
In €
Result	(7,474,080,874.35)
Amount previously carried forward	233,579,181.57
Appropriation on the legal reserve	130,312,446.09
Appropriation on non distributable reserve	20,934,042.90
Appropriation on contribution premiums	5,180,724,289.09
Appropriation on share premiums	566,566,631.60

Balance carried forward	(1,341,964,283.10)

As a result, no dividend will be paid to the shareholders for this fiscal year.

Dividends

distributed during the three preceding fiscal years

	Number of shares	Dividend	Tax credit in €	Global amount
Fiscal year 2002	215,387,459	—	—	—
Fiscal year 2001	215,387,459	0.55	0.275	0.825
Fiscal year 2000	213,698,403	0.55	0.275	0.825

Annual Report 2003

5 Statutory financial statements

Annual Report 2003

Contents

Other information

Corporate Governance	p. 181

➢ The Board of Directors and the Board’s Committees	p. 181
➢ Compensation of executive and non executive directors (“mandataires sociaux”) and members of the executive committee	p. 188
➢ Interests of the officers and employees in the share capital	p. 191

Share Capital	p. 194

➢ Authorisations to increase the share capital	p. 194
➢ Changes in share capital	p. 196
➢ Ownership of ALSTOM shares over the last three fiscal years	p. 197
➢ Securities or rights giving access to ALSTOM’s share capital	p. 198
➢ Authorisations to issue debt securities	p. 198
➢ Repurchase of shares	p. 198
➢ Stock market information	p. 199
➢ Shareholder Information	p. 200

Information on the Company	p. 202

➢ Identity of the company	p. 202
➢ Summary of key provisions of the articles of association	p. 202
➢ Auditors	p. 204
➢ Activity of the holding company	p. 206
➢ Environmental and social information	p. 206

Simplified organisation chart	p. 208

Information on the Annual Report	p. 209

➢ Persons assuming the responsibility of the document	p. 209
➢ Persons responsible for auditing the financial statements	p. 209
➢ Reconciliation with COB regulation	p. 210

Annual Report 2003

6 Other information

Corporate Governance

The Company has undertaken to comply with most of the recommendations on corporate governance contained in the Bouton report issued in September 2002 by the AFEP-MEDEF working group chaired by Daniel Bouton, and in the previous Viénot reports.

The Company has also decided to take account of the new American regulations and recommendations in force concerning corporate governance insofar as they are consistent with French regulations or are already taken into account through the implementation of French recommendations.

Consequently, the operation of the Board of Directors and the Board Committees is governed by internal rules and regulations which were either amended or drawn up at the Board of Directors’ meeting held on 13 May 2003 and incorporate most of these recommendations. A Directors’ Charter is part of the Board’s internal rules and regulations and sets out the Directors’ duties and obligations.

At the time of its stock market flotation in June 1998, the Board of Directors set up an Audit Committee and a Nominations and Remuneration Committee which have been chaired by independent directors since their inception.

The Company also adopted at the time of its flotation an instruction in relation to inside information. Situations have been defined in which certain people must refrain from carrying out transactions involving the Company’s shares as well as the periods during which transactions are authorised, under the control of the Group’s General Counsel. This instruction applies to the Directors, officers and employees of the Group.

The Company has had a Code of Ethics for several years, which applies to every ALSTOM Director, officer and employee, wherever they work in the Company. This Code, a summary of ALSTOM’s principal ethics, is designed to promote ethical conduct. Every officer and employee of the Company is expected to have knowledge of these ethics and strict observance of them is expected. The Code was updated in 2003 to take account of new French and American regulations.

During fiscal year 2003, the Company also set up a Disclosure Committee comprising the executive managers of the Company and a representative of each of the Group’s Sectors. The role of this Disclosure Committee is to generally control the quality of the financial information supplied to shareholders and to the markets and to ensure the existence and efficiency of the systems of internal control and of reporting of information notably for the purpose of the preparation of the financial statements and their certification by the Chief Executive Officer and the Chief Financial Officer pursuant to the new American regulations. The Charter of this Committee was ratified by the Audit Committee, and in accordance with this Charter, disclosure committees have subsequently been set up in each of the Group’s Sectors.

The internal rules and regulations of the Board of Directors and the Board Committees, the Directors’ Charter and the Code of Ethics are available on the ALSTOM Internet site.

THE BOARD OF DIRECTORS AND THE BOARD’S COMMITTEES

The Board of Directors

The Board is chaired by Patrick Kron, acting as Chairman & Chief Executive Officer since 11 March 2003. It is composed of nine members of whom five are non-French nationals.

Annual Report 2003

6 Other information

Corporate Governance

Composition as of 27 May 2003

■	Patrick Kron

Chairman & Chief Executive Officer

Born on 26 September 1953 in France.

Nationality: French.

Appointed on 24 July 2001 as Director.

Patrick Kron started his career in the French Ministry of Industry between 1979 and 1984 and then held various positions within the Pechiney Group. In 1993, he became a member of the Executive Committee of the Pechiney Group and was Chairman of the Board of the Carbone Lorraine Company from 1993 to 1997. From 1998 to 2002, Patrick Kron was Chief Executive Officer of Imerys before joining ALSTOM. He has been Chief Executive Officer of ALSTOM since 1st January 2003 and Chairman & Chief Executive Officer since 11 March 2003.

Other directorships and positions:

Patrick Kron has been a Member of the Supervisory Board of Imerys since 5 May 2003.

Number of ALSTOM shares held: 2,010.

Directorship expires in 2007.

■	William Purves (*)

Vice Chairman

Born on 27 December 1931 in Kelso, United Kingdom.

Nationality: British.

Appointed on 17 June 1998 as Director starting 25 June 1998.

Other directorships and positions:

Sir William Purves is Chairman of the Board of Hakluyt & Company Ltd. and non-executive Director of Worldwide Shipping and Investment Company Ltd., Reuters Founders Share Company Ltd., Trident Safeguards Ltd. and Scottish Medicine Ltd.

Number of ALSTOM shares held: 653.

Directorship expires in 2004.

■	Jean-Paul Béchat (*)

Born on 2 February 1942 in Montlhéry, France.

Nationality: French.

Appointed on 15 January 2001 as Director starting 14 May 2001.

Other directorships and positions:

Jean Paul Béchat is Chairman & Chief Executive Officer of Snecma. He is a member of the Board of Directors of Messier-Dowty International Ltd., Natexis Banques Populaires and SOGEPA. He is Honorary Chairman of GIFAS. He has been appointed by the French government as a member of the “General Council for Armaments”.

Number of ALSTOM shares held: 2,000.

Directorship expires in 2004.

■	Candace Beinecke

Born on 26 November 1946 in the USA.

Nationality: American.

Appointed on 24 July 2001 as Director.

Other directorships and positions:

Candace Beinecke has been Chair of Hughes Hubbard & Reed LLP, New York, USA, since 1999. She serves as a Director of Arnhold & S. Bleichroeder Advisors, LLC First Eagle Funds, USA, the successor to the First Eagle and First Eagle SoGen Funds on whose boards she served until their merger in 2002. Candace Beinecke also serves as a Director of the Partnership for New York City.

Number of ALSTOM shares held: 100

Directorship expires in 2007.

■	Georges Chodron de Courcel

Born on 20 May 1950 in France

Nationality: French

Appointed on 3 July 2002 as Director

Other directorships and positions:

Georges Chodron de Courcel is a member of the Executive Committee of BNP Paribas and has been Head of Corporate and Investment Banking at BNP Paribas since 1999. Georges Chodron de Courcel is Director of Bouygues, Nexans and Scor and a member of the Supervisory Board of Lagardère.

Number of shares held: 2,000

Directorship expires in 2006

(*) Independent Director

Annual Report 2003

6 Other information

Corporate Governance

■	James B. Cronin (*)

Born on 14 October 1937 in Greenford, United Kingdom.

Nationality: British.

Appointment as Director renewed on 3 July 2002.

James B. Cronin was appointed Managing Director and member of the Board of Directors of GEC ALSTHOM N.V. in 1989 and was deputy Chief Executive Officer of ALSTOM until June 2000.

Other directorships and positions:

James B. Cronin is a Director of AWG Plc. and of ALSTOM SA (Proprietary) Limited

Number of ALSTOM shares held: 17,884.

Directorship expires in 2006.

■	Klaus Esser (*)

Born on 21 November 1947 in Obershausen, Germany.

Nationality: German.

Appointed on 17 June 1998 as director starting 25 June 1998.

Other directorships and positions:

Dr Klaus Esser is a partner in General Atlantic Partners LLC. He is Chairman of the Supervisory Board of Apollis AG and of Ixos Software AG. He is a member of the Supervisory Board of Compugroup AG, of GWI AG and of Convisual AG.

Number of ALSTOM shares held: 200. Directorship expires in 2004.

■	Gérard Hauser (*)

Born on 29 October 1941 in Paris, France.

Nationality: French.

Appointed on 11 March 2003 as Director.

Other directorships and positions:

Gérard Hauser is Chairman & Chief Executive Officer of Nexans. He is member of the Board of Directors of Aplix, Electro Banque, Liban Cables and Nexans Deutschland Industries GmbH.

Number of ALSTOM shares held: 802. Directorship expires in 2004.

■	George Simpson (*)

Born on 2 July 1942 in Dundee, United Kingdom.

Nationality: British.

Appointed on 14 May 1998 as Director.

Other directorships and positions:

Lord Simpson is a Director of Nestlé S.A. and of Triumph Inc. Number of ALSTOM shares held: 655.

Directorship expires in 2004.

The Board of Directors met seven times during fiscal year 2003 (five times in 2002). The average attendance rate for Board meetings was 82.5 per cent.

Following a proposal of the Nominations and Remuneration Committee, the Board of Directors meeting held on 13 May 2003 discussed the independence criteria to be applied to the Directors, reviewed the situation of each of its members with regards to these criteria, and accepted the proposal of the Committee.

The Board considered that a Director is independent when he or she has no relationship of any kind whatsoever with the Company or its management, or with any of its consolidated affiliates, that is such as to compromise the independence of his or her judgement.

The criteria as approved by the Board are the following:

■	the Director is not an employee or registered corporate officer (“mandataire social”) of the Company, or of one of its consolidated subsidiaries;

■	the Director is not a registered corporate officer (“mandataire social”) of a company in which the Company holds, either directly or indirectly, a directorship, or in which a directorship is held by an employee or a registered corporate officer (“mandataire social”) of the Company;

(*) Independent Director

Annual Report 2003

6 Other information

Corporate Governance

■	the Director is none of the following (whether directly or indirectly) a customer, supplier, investment banker or commercial banker—in each case:

•	which is material for the Company or its Group, or

•	for which the Company or its Group represents a material proportion of the entity’s activity.

■	the Director does not have any close family ties with a registered corporate officer (“mandataire social”) of the Company;

■	the Director has not been an auditor of the Company over the past five years;

■	the Director has not been a director of the Company for more than twelve years;

■	the Director does not hold, control, or represent a shareholder which holds alone or in concert more than 10% of the Company’s share capital or voting rights.

Based on these criteria, the Board of Directors determined that four members are wholly independent directors (Sir William Purves, Jean Paul Béchat, Dr. Klaus Esser and Lord Simpson) out of the nine members. In addition, as last year, the Board of Directors determined that James B. Cronin can be held to be independent and that his functions within the ALSTOM Group until June 2000 (which ceased less than five years ago, period mentioned in the Bouton report) and his directorship in a company in which the Company holds 10% only, had not compromised, and were not likely to compromise, the independence of his judgement in the exercise of this directorship, thus not adopting all the criteria contained in the Bouton report. The Board also determined that Gérard Hauser can be held to be independent and that the fact that a Director of the Company and an officer of the Group are Directors of Nexans was not likely to compromise the independence of his judgement.

In addition to Patrick Kron, Chairman & Chief Executive Officer of the Company, Candace Beinecke who is Chair of Hughes Hubbard & Reed LLP, one of the Company’s legal advisors, and Georges Chodron de Courcel who is a member of the Executive Committee of BNP Paribas, one of the core banks and financial advisors of the Company, are not independent Directors.

Therefore, the Board of Directors determined that six members are independent, that is to say more than the proportion of one-third of the Board members recommended by the Bouton report.

The composition and chairmanship of the Board of Directors has changed during the past fiscal year.

The Shareholders’ meeting on 3 July 2002 renewed James B. Cronin’s directorship and appointed Georges Chodron de Courcel. In accordance with the recommendation relating to corporate governance, this Shareholders’ meeting reduced directors’ terms to four years.

Following the recommendation of the Nominations and Remuneration Committee, the Board of Directors’ meeting held on 4 November 2002 decided to separate the functions of Chairman of the Board of Directors and Chief Executive Officer for a transitory period from 1 January 2003 until 31 December 2003 and to appoint Patrick Kron as Chief Executive Officer as from 1 January 2003 until 31 December 2003 and, subsequently, as Chairman & Chief Executive Officer, upon vacation of the duties of Chairman of the Board by Pierre Bilger, that is to say on 1 January 2004.

Following Pierre Bilger’s resignation as Chairman of the Board and Director of the Company, the Board of Directors’ meeting held on 11 March 2003 resolved to abandon earlier than originally anticipated the separation of the functions and to appoint Patrick Kron as both Chairman & Chief Executive Officer with immediate effect.

This Board meeting also appointed with immediate effect Gérard Hauser as a Director for the remaining term of Pierre Bilger’s mandate. This appointment is submitted for ratification at the next Shareholders’ meeting convened on 2 July 2003 (second call).

Annual Report 2003

6 Other information

Corporate Governance

Functioning of the Board of Directors

The internal rules and regulations of the Board of Directors as approved on 13 May 2003, define the method of organisation and functioning of the Board of Directors in addition to all applicable laws and regulations.

These rules notably mention that the Board of Directors:

■	shall be comprised of at least one third of independent members as determined and reviewed annually by the Board on the basis of a proposal to be made by the Nominations and Remuneration Committee;

■	shall define, upon the proposal of the Chief Executive Officer, the Group’s strategy, and shall regularly review the Group’s strategic options as previously defined, supervise management and verify the quality of information supplied to shareholders and the markets;

■	shall give prior approval of any operation that is not part of the Group’s announced strategy or that could significantly affect or materially modify the financial structure or results of the Group;

■	shall examine and approve any plans for major acquisitions or divestments, the annual budget and the medium-term plan;

■	shall be kept regularly informed of developments in the Group’s business activities and results, its financial position, indebtedness, cash position and, more generally, any Group commitments, and may request information about the foregoing at any time;

■	shall examine aspects of its functioning at least once a year and shall conduct a formal assessment at least once every three years;

■	shall approve the composition of the Group’s Executive Committee;

■	shall fix the remuneration of the registered corporate officers (“mandataires sociaux”) and of other members of the Executive Committee as the case may be.

In the coming year, the Board will evaluate its functioning and the functioning of its Committees in accordance with the above rules.

The rules also implement the recommendation issued by the COB relating to information to be provided by registered corporate officers (“mandataires sociaux”) on a half-yearly basis, concerning any transactions undertaken involving Company’s securities.

The Directors’ Charter, appended to the rules, contains a provision that each Director must refrain from carrying out any transactions involving shares of the Company when he or she possesses information that has not yet been made public and an undertaking to abide by the internal rules of the Company and to comply with all applicable laws and regulations. It also contains the requirement set forth in the Articles of Association that the Directors must own at least ten shares of the Company.

The Committees of the Board of Directors

The Audit Committee and the Nominations and Remuneration Committee were created in June 1998.

The membership, duties and functioning of each Committee are defined in their internal rules and regulations. Their duties have been supplemented in 2003 to take into account most of the French recommendations on corporate governance and new applicable rules prescribed by the US Sarbanes Oxley Act. The internal rules and regulations of each Committee were approved by the Board of Directors on 13 May 2003 upon the proposal of the Committee concerned.

In performing its duties, each Committee may meet with any officers of the Group it deems appropriate, including without the presence of the management, and has authority to retain, in its sole discretion, independent outside experts or to request to be provided with any documents necessary to perform its tasks.

These two Committees regularly report on their work, comments and proposals to the Board of Directors.

The Audit Committee

■	Dr Klaus Esser, Chairman
■	Jean-Paul Béchat(*)
■	James B. Cronin
■	Gérard Hauser(**)

(*)	member appointed by the Board of Directors’ Meeting of 11 September 2002.
(**)	member appointed by the Board of Directors’ Meeting of 11 March 2003.

Annual Report 2003

6 Other information

Corporate Governance

All the members of the Audit Committee including the Chairman are independent Directors.

The Audit Committee is in particular responsible for the following:

■	reviewing the scope of consolidation and examining all draft financial statements and related reports before submission to the Board for approval;

■	reviewing with management and the external auditors the generally accepted accounting principles used in the preparation of the financial statements including the appropriateness of current and alternative applications of accounting principles, and any change in accounting principles, methods or rules;

■	reviewing critical accounting policies and other key issues and decisions related to the financial statements and related reports;

■	examining the management’s report on risks and significant off-balance sheet commitments and contingencies;

■	reviewing with the external auditors the scope and conclusions of their audit and work performed;

■	reviewing and controlling the external auditor selection process and recommending to the Board the external auditor’s appointment or renewal, expressing an opinion on the amount of fees proposed to be paid to the external auditors, giving prior authorisation of fees for any non-audit services directly complementary to the audit of the accounts and ensuring the external auditors’ independence;

■	reviewing and evaluating the internal control procedures including those contributing to the preparation of the financial statements and the systems of risk assessment and risk management and the organisation and functioning of internal audit.

Activity report for the fiscal year 2003

The Committee met five times during fiscal year 2003 (twice in 2002). The attendance rate at Committee meetings was 88.8 per cent.

The lead partner of each of the two external audit firms attended four meetings at the request of the Chairman. The Chief Financial Officer and Senior Vice President Corporate Accounting were in attendance at four of the five meetings. The Senior Vice Presidents of the Power and Transport Sectors gave presentations to the Committee at three meetings. The Chief Internal Auditor also participated in two meetings.

The Committee reviewed the statutory and consolidated accounts to 31 March 2002 and related management report and received detailed presentations on risks on contracts and provisions retained. The half year accounts to 30 September 2002 and related management report were reviewed by the Committee including cash flow and the evolution of working capital and debt, and off balance sheet commitments.

The Committee reviewed the 12 March 2003 statement prior to its issue, in particular the GT24/GT26 and UK Trains situations including assessing the need for additional provisioning. Impairment of intangible assets was reviewed as were the budgets for 2003/2004, and the Three Year Plan which includes the disposal programme.

Revised Audit Committee rules were discussed and a Disclosure Committee Charter and disclosure controls and procedures ratified.

The Committee considered the internal audit programme and received a report from the Chief Internal Auditor on the work of internal audit. This report provided the basis for the Committee to review the effectiveness of internal controls, including risk assessment.

The Committee kept under review the scope and results of external audit work, its cost effectiveness and the independence and objectivity of the Company’s external auditors. It made recommendation to the Board on the appointment of external auditors following an external auditors selection and mandate renewal process. It also reviewed the fees paid to the Company’s external auditors and authorised the fees payable to the external auditors for non-audit services directly complementary to the audit for fiscal year 2002.

Annual Report 2003

6 Other information

Corporate Governance

The Nominations and Remuneration Committee

■	Sir William Purves, Chairman

■	Candace Beinecke

■	Georges Chodron de Courcel(*)

■	Lord Simpson

(*)	member appointed by the Board of Directors’ Meeting of 11 September 2002.

Half of the members of the Nominations and Remuneration Committee, including the Chairman, are independent directors.

The Committee reviews, makes proposals or gives its opinion to the Board of Directors on the following main subjects:

■	the nomination and revocation of the registered corporate executives (“mandataires sociaux”) and of the Chairman of the Board; the nomination of new directors and in particular the Committee shall organise an appropriate procedure for selecting independent Directors and shall itself make its own independent research on potential candidates prior to their being approached;

■	the Company’s definition of an “independent Director” and the list of independent Directors to be inserted in each Company’s annual report;

■	the Company’s corporate governance practices and the Board and Committees’ composition and functioning;
■	the nomination of the members of the Executive Committee;

■	the compensation (fixed and variable) to be paid to each of the “mandataires sociaux”, as well as to other members of the Executive Committee if the Committee so decides, including compensation and benefits of any kind (including pensions and termination benefits). The Committee shall in particular review and define the rules for determining the variable part of such compensation, shall ensure its coherence with the annual performance evaluation and the strategy of the Company, and thereafter assess annually the implementation of these rules;

■	the Company’s general policy relating to stock option plans including the granting, timing and frequency of allocations, and any proposed stock option plans including the proposed beneficiaries;

■	the Company’s general policy relating to employee share purchase schemes and any proposed schemes;
■	the Directors’ fees (“jetons de presence”) and the conditions for their award.

The Committee will also develop and recommend to the Board for its approval, a formal process for evaluating the functioning of the Board and its Committees to be implemented at least every three years and, without the presence of the Directors concerned, prepare the annual performance evaluation of the Chairman of the Board and of the “mandataires sociaux”.

Activity report for the fiscal year 2003

The Committee met six times during fiscal year 2003 (five times in 2002). The attendance rate at Committee meetings was 90 per cent.

It reviewed the composition of the Board and its Committees. It proposed the appointment of Georges Chodron de Courcel and Gérard Hauser and accepted the resignation of Pierre Bilger. It also proposed the reduction of the Directors’ term of office from 6 years to 4 years.

The Committee participated in the selection and nomination of Philippe Jaffré as Chief Financial Officer of the Company, as well as the selection and nomination of Patrick Kron as Chief Executive Officer on 1 January 2003 and Chairman & Chief Executive Officer on 11 March 2003, following the resignation of Pierre Bilger.

The Committee noted that no individual salary increases were given to the members of the Executive Committee for the fiscal year 2003 and proposed the same for the Chairman & Chief Executive Officer. It reviewed the individual bonuses paid to the members of the Executive Committee and the bonus scheme principles applicable to them for the fiscal year 2003.

Annual Report 2003

6 Other information

Corporate Governance

The succession for the position of Chief Executive Officer was discussed on several occasions and whilst internal candidates were considered and interviewed, an external solution was preferred and found in Patrick Kron. His employment conditions were reviewed and defined.

The departure conditions of Pierre Bilger were resolved and proposed to the Board on 4 November 2002 in conformity with a resolution of the Committee dated 15 February 1999.

The Committee resolved and agreed to propose to the Board a Stock Option Plan for the new Chief Executive Officer and for those executives reporting to him and who had joined the Group since the previous Stock Option Plan, in particular the Chief Financial Officer, the new President of the Transport Sector and the new Human Resources Senior Vice President.

Following the appointment of Patrick Kron as Chairman of the Board, originally forecast for the end of the year 2003, the Committee recommended a revision of his Directors’ fees to reflect the additional responsibilities.

The Executive Committee

As of 27 May 2003, the Executive Committee is composed of the following persons:

■	Patrick Kron

Chairman & Chief Executive Officer

■	Philippe Jaffré

Chief Financial Officer

■	Nick Salmon

Executive Vice President

■	Andrew P. Hibbert

General Counsel

■	Patrick Dubert(1)

Senior Vice President Human Resources

(1) effective 1 June 2003

■	Mike Barrett

President, Power Turbo-Systems Sector

■	Patrick Boissier

President, Marine Sector

■	Walter Graenicher

President, Power Service Sector

■	Philippe Joubert

President, Transmission & Distribution Sector

■	Philippe Mellier(2)

President, Transport Sector

■	Philippe Soulié

President, Power Environment Sector

(2) effective 1 May 2003

COMPENSATION OF EXECUTIVE AND NON EXECUTIVE DIRECTORS (“mandataires sociaux”) AND MEMBERS OF THE EXECUTIVE COMMITTEE

Executive and non executive Directors (“mandataires sociaux”)

Chairman & Chief Executive Officer

The compensation of the Chairman & Chief Executive Officer is decided by the Board of Directors upon the proposal of the Nominations and Remuneration Committee and consists of a fixed component and a variable component. The variable component is tied to the realisation of objectives set forth by the Board of Directors and may at maximum reach 120% of the fixed component.

The total gross compensation of the Chairman & Chief Executive Officer with respect to fiscal year 2003 amounted to €378,220. For fiscal year 2004, the fixed gross compensation will amount to €880,000 as decided by the Board of Directors, to which a variable component will be added.

Annual Report 2003

6 Other information

Corporate Governance

The amount of Directors’ fees paid to him in his capacity as Director in respect of fiscal year 2003, on the basis of the granting conditions applicable to Directors as set forth hereafter, is €40,000 out of which a variable component of €25,000 was paid in April 2003.

The stock options which have been granted to him are mentioned on page 193 of this annual report.

As from fiscal year 2004, the Chairman and Chief Executive Officer will receive in respect of his duties of Chairman of the Board, a fixed Director’s fee of €35,000 per fiscal year and a variable Director’s fee of €2,500 per actual presence at each of the meetings of the Board of Directors. These specific granting conditions were decided by the Board of Directors meeting held on 13 May 2003 upon proposal of the Nominations and Remuneration Committee.

Directors’ fees paid to Directors

The maximum annual amount of Directors’ fees which can be distributed among the members of the Board of Directors was fixed at €400,000 by the Ordinary and Extraordinary General Meeting of 24 July 2001 until decided otherwise.

The granting conditions of the Directors’ fees are decided by the Board of Directors upon proposal of the Nominations and Remuneration Committee.

Upon proposal of the Nominations and Remuneration Committee, the Board of Directors meeting held on 6 May 2002 renewed for fiscal year 2003 the granting conditions of the Directors’ fees applied for the previous fiscal year. Each Director is paid a fixed amount of €15,000. The Vice Chairman of the Board of Directors is paid an additional amount of €5,000 and the Chairs of the Audit Committee and of the Nomincations and Remuneration Committee each receive an additional amount of €7,500 per year. In addition, each Director is paid €2,500 per participation at each of the meetings of the Board or of the Committees of which she or he is a member. The fixed component is paid in September of each fiscal year and the variable component is paid in April of the following fiscal year.

Based on these granting conditions, the total Directors’ fees in respect of fiscal year 2003 amounts to €363,750.

Compensation and benefits paid to executive and non executive Directors (“mandataires sociaux”)

All gross compensations and benefits of any kind in respect of fiscal year 2003 paid by the Company and any company controlled by the Company as defined under article L.233-16 of the French Code de commerce to the Company’s officers defined as “mandataires sociaux” under French Law are mentioned in the table hereunder.

Annual Report 2003

6 Other information

Corporate Governance

	Paid during fiscal year 2002		Paid in respect of fiscal year 2002(1)		Paid in respect of fiscal year 2003(2)
	In euros
Patrick Kron(3)	15,000	(8)	25,000	(8)	378,220	(4)
Pierre Bilger(5)	1,202,744		882,744	(6)	5,113,524	(7)
Sir William Purves(8)	42,500		52,500		55,000
Jean-Paul Béchat(8)	15,000		37,500		45,000
Candace Beinecke(8)	15,000		30,000		47,500
Georges Chodron de Courcel(8)	—		—		35,000
James B. Cronin(8)	15,000		30,000		42,500
Dr. Klaus Esser(8)	37,500		40,000		52,500
Jean-Pierre Halbron(8)(9)	27,500		27,500		3,750
Gérard Hauser(10)	—		—		—
Lord Simpson(8)	32,500		35,000		42,500

(1)	Includes variable compensations and variable Directors’ fees paid during fiscal year 2003 in respect of fiscal year 2002.
(2)	Includes variable compensations and variable Directors’ fees paid during fiscal year 2004 in respect of fiscal year 2003.
(3)	Member of the Audit Committee until 7 January 2003, Chief Executive Officer from 1 January 2003, and Chairman & Chief Executive Officer from 11 March 2003.
(4)	Of which €40,000 as fixed and variable Directors’ fees and €338,220 as total gross compensation and benefits of any kind in respect of fiscal year 2003.
(5)	Chairman & Chief Executive Officer until 31 December 2002, Chairman of the Board of Directors and member of the Nominations and Remuneration Committee until 11 March 2003. No Directors’ fees paid to him.
(6)	No variable compensation paid in respect of fiscal year 2002.
(7)	Gross compensation and benefits of any kind including termination benefits.
(8)	Directors’ fees only.
(9)	Director and member of the Audit Committee until 3 July 2002.

(10)	Director and member of the Audit Committee as from 11 March 2003.

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6 Other information

Corporate Governance

Members of the Executive Committee

Each member of the Executive Committee of ALSTOM receives compensation consisting of a fixed component and a variable component tied to the financial results of the fiscal year and/or to the realisation of individual objectives determined at the beginning of the fiscal year. The variable component linked to a fiscal year is paid during the next fiscal year.

Total compensation packages are tied to both ALSTOM’s financial performance and individual and team contributions. They are based on best practices within the industry, compensation surveys and advice from human resources professionals.

The global amount of the gross compensation owed by the Company and by any company controlled by the Company as defined under article L.233-16 of the French Code de commerce to the nine members of the Executive Committee as of 31 March 2003 in respect of fiscal year 2003, amounted to €4,676,113. The fixed component represents €3,254,410 (nine members of the Executive Committee as of 31 March 2003) and the variable component tied to the results of fiscal year 2003 (to be paid in fiscal year 2004) represents €1,421,703 (nine members of the Executive Committee as of 31 March 2003).

The Nominations and Remuneration Committee made recommendations regarding the compensation of the members of the Executive Committee.

These amounts do not include the total compensation paid to members of the Executive Committee during fiscal year 2003 but who left the Group before 31 March 2003 (Messrs Pierre Bilger, Alexis Fries, François Newey and Michel Moreau).

INTERESTS OF THE OFFICERS AND EMPLOYEES IN THE SHARE CAPITAL

Stock option plans

Granting policy

Stock options plans are decided by the Board of Directors upon the proposal of the Nominations and Remuneration Committee, which reviews all conditions of these plans, including the granting criteria.

Beneficiaries of stock options are generally selected among the executives of profit centres, functional executives, country presidents, managers of large projects and, more generally, holders of key salaried positions in ALSTOM and its subsidiaries which have made a significant contribution to ALSTOM’s results.

The choice of beneficiaries and the number of options granted are based on the position, the job performance and the potential of each person. For each plan, the subscription price of the options corresponds to the average price of the shares during the twenty trading days preceding the day on which the options are granted by the Board of Directors though this subscription price cannot be lower than the nominal value. In addition, the exercise of options is subject to the condition that the employment contract or the mandate of the beneficiary is still in force as of the date the options are exercised, with some exceptions.

The main characteristics of all stock option plans implemented by ALSTOM and outstanding are summarised below. No other company of the Group has implemented stock option plans giving right to ALSTOM shares.

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6 Other information

Corporate Governance

Main characteristics of ALSTOM’s stock options plans

	Plan no. 1	Plan no. 3	Plan no. 5	Plan no. 6
Date of Shareholders’ Meeting	17 June 1998	24 July 2001	24 July 2001	24 July 2001
Creation date	22 April 1999	24 July 2001	8 January 2002	7 January 2003
Exercise price(1)	€27.40	€33.00	€13.09	€6.00
Beginning of exercise period(2)	22 April 2004	24 July 2002	8 January 2003	7 January 2004
Expiration date	21 April 2007	23 July 2009	7 January 2010	6 January 2011
Number of beneficiaries	850	1,703	1,653	5
Total number of options originally granted	2,035,000	4,200,000	4,200,000	1,220,000

Number of options as adjusted following the completion of the capital increase in July 2002(3)	2,105,703	4,346,191	4,346,087	1,220,000
Total number of options exercised	0	0	0	0
Total number of options cancelled	335,071	324,061	245,586	0
Number of remaining options as of 31 March 2003	1,770,632	4,022,130	4,100,501	1,220,000

Number of shares that may be subscribed by members of the Executive Committee	95,200	135,565	192,474	1,200,000
Terms and conditions of exercise

Average opening price of shares to reach €38, for 40 consecutive trading days(between 22 April 1999 and21 April 2004).

If this condition is not fulfilled, the options will no longer be valid. As of today, this condition has not been met.

		—1/3 of options exercisable as from 24 July 2002. —2/3 of options exercisable as from 24 July 2003. —all options exercisable as from 24 July 2004.	—1/3 of options exercisable as from 8 January 2003. —2/3 of options exercisable as from 8 January 2004. —all options exercisable as from 8 January 2005.	—1/3 of options exercisable as from 7 January 2004. —2/3 of options exercisable as from 7 January 2005. —all options exercisable as from 7 January 2006.

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the Board (no discount or surcharge) or the nominal value of the share when the average share price is lower.
(2)	Except specific conditions mentioned in “Terms and conditions of exercise”.
(3)	Plans n°1, 3 and 5 have been adjusted in compliance with French law as a result of the completion of the capital increase in July 2002.

Plans n° 2 and n°4 previously granted are void as a result of the non fulfilment of their exercise conditions tied to the realisations of objectives. Therefore, no options have been exercised under these plans and 4,359,775 options have been cancelled.

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6 Other information

Corporate Governance

Evolution during fiscal year 2003

During fiscal year 2003, the Board of Directors decided on 7 January 2003 upon proposal by the Nominations and Remuneration Committee, to grant stock option plan n°6. This plan concerned persons who recently joined the Group.

The options previously granted to Mr Pierre Bilger became void as a result of his leaving the Group. The relevant number of options cancelled are 62,085 options with respect to plan n° 1, 20,697 options with respect to plan n° 3 and 41,392 options with respect to plan n° 5.

Stock options granted to the “mandataires sociaux” of ALSTOM during fiscal year 2003:

The only “mandataire social” concerned is the Chairman & Chief Executive Officer.

During fiscal year 2003, the Chairman & Chief Executive Officer received 750,000 options under plan n°6 for which the exercise price is €6 and the expiration date is 6 January 2011.

No other options have been granted to him and no options have been exercised by Chairman & Chief Executive Officer during fiscal year 2003, options under plan n°6 not being exercisable. No options have been granted by the Company to any other Directors during fiscal year 2003 or under plans previously implemented by the Company.

Stock options granted during fiscal year 2003 to the ten employees who are not “mandataires sociaux” and who received the largest number of options:

The relevant plan is plan n° 6 of 7 January 2003 under which 1,220,000 options have been granted to five beneficiaries among which 750,000 to the Chairman & Chief Executive Officer and 470,000 to four beneficiaries who are not “mandataires sociaux”.

No options have been exercised by these beneficiaries during fiscal year 2003, these options not being exercisable.

Employee profit sharing plan

All the French subsidiaries to which the French law of 7 November 1990 applies have entered into employee profit sharing agreements. As of today, approximately ten French subsidiaries of the group have entered into a profit sharing plan.

The amounts due to the employees under the legal and agreed employee profit sharing schemes for the last three fiscal years are indicated under the line “employees profit sharing” of note 4 to the consolidated accounts.

Concurrently with its initial public offering, in June 1998 ALSTOM implemented a share capital increase reserved for the employees participating in an ALSTOM savings plan. A total of 2,941,869 shares were issued at a price of FRF 167 (or €25.46) per share. During fiscal year 2001, a further capital increase reserved for employees of ALSTOM and its subsidiaries participating in an ALSTOM savings plan was approved. As a result of this increase of the share capital on 8 August 2000, 1,689,056 new shares, nominal value €6 per share, were issued at a price of €24 per share.

Under ALSTOM savings plan, the group’s employees hold approximately 1.5% of the Company’s share capital as of 31 March 2003.

Annual Report 2003

6 Other information

Share Capital

Share Capital

As of 27 May 2003, ALSTOM’s share capital amounted to €1,689,963,138 consisting of 281,660,523 shares, with a nominal value of €6 per share, all of the same class and fully paid up.

The share capital has been increased during the fiscal year 2003. Pursuant to the authorisations given by the General Meeting of 24 July 2001 and the Board of Directors at its meeting of 6 May 2002, the Chairman of the Board of Directors decided on 27 May 2002 to increase the share capital from €1,292,324,754 to € 1,689,963,138 by the issue of 66,273,064 new shares of €6 nominal value each with maintenance of the preferential subscription rights of the shareholders in the ratio of 4 new shares for each 13 existing shares held, at the subscription price of €9.60 per share. This share capital increase was completed on 5 July 2002.

It will be proposed to the next General Meeting, scheduled for 23 June 2003 on first call and 2 July 2003 on second call if the quorum is not met on first call, to reduce the share capital due to losses from €1,689,963,138 to €352,075,653.75. This reduction in the share capital will be implemented through the reduction in the nominal value of the share from €6 to €1.25. Our shareholders’ equity at 31 March 2003 was less than half of the share capital. Therefore, in accordance with article L.225-248 of the Code de Commerce, it will be proposed at the next General Meeting to not decide the anticipated liquidation of the Company.

AUTHORISATIONS TO INCREASE THE SHARE CAPITAL

The table hereunder summarises the authorisations currently in place to increase the share capital of the Company:

	Maximum nominal Amount Authorised	Outstanding amount	Duration

Issuance of shares and/or securities redeemable, convertible or exchangeable into capital shares of ALSTOM, with maintenance or without preferential subscription rights, or following a tender offer, or as a result of securities issued by majority owned subsidiaries of ALSTOM (AGM 3 July 2002, resolutions n° 8, 9 and 10).

	€600 million for shares (limited to €300 million for issues without preferential subscription rights) €1 billion for debt securities.(1)	Full amount	3 September 2004 (26 months as from 3 July 2002)
Incorporation of capital reserves, profits or premiums (AGM 24 July 2001, resolution n° 16)	€200 million	€200 million	24 September 2003 (26 months as from 24 July 2001)
Granting of stock options giving rights to subscribe new shares of ALSTOM (or to purchase existing shares of ALSTOM) (AGM 24 July 2001, resolution n° 17).	Capital increase: 5% of the share capital as of the date of grant by the Board of Directors.	1,68%(2)	24 November 2004 (38 months as from 24 July 2001)
Issuance of shares and/or other securities giving access to the share capital, reserved for members of a Company savings plan (AGM 3 July 2002, resolution n° 11).	€100 million	€100 million	3 July 2007 (5 years as from 3 July 2002)

(1)	Global limitation to €600 million of the total increase in share capital which could be realised pursuant to resolutions 8 and 9 and global limitation to €1 billion of the nominal amount of debt securities which could be issued pursuant to resolutions 8 and 9.
(2)	On the basis of the share capital as of 27 May 2003.

Annual Report 2003

6 Other information

Share Capital

It will be proposed to the next General Meeting, scheduled for 23 June 2003 on first call and 2 July 2003 on second call if the quorum is not met on first call, to cancel and renew some of the authorisations listed above which have not been used, as described below.

■	Authorisation to increase the share capital of the Company by the issue of shares and of any type of securities which give immediate or future access to the Company’s shares, with maintenance of preferential subscription rights within the limit of a nominal amount of capital increase of €600 million and of a nominal amount of debt securities which could be issued of €1.5 billion. This authorisation would be granted for a period of 26 months.

It will be proposed to cancel the authorisations given in the eighth and ninth resolutions of the General Meeting of 3 July 2002 and to approve a new authorisation to increase the share capital for the reason explained below.

As part of the signing by a group of banks in March 2003 of a €600 million bridge loan (the “Bridge Loan”) and of agreements which postponed the maturity date of former credit lines amounting to €475 million (the “Extended Credit Lines”), the Company has undertaken to submit a resolution before the General Meeting in order to authorise the Board of Directors, for a period of 26 months, to launch at the appropriate time a capital increase with maintenance of the preferential subscription rights.

Pursuant to the terms of the Bridge Loan and Extended Credit Lines agreements, should the General Meeting not approve this resolution, the banks would have the ability to request the immediate repayment of the €600 million Bridge Loan and of the €475 million of Extended Credit Lines.

■	Authorisation to issue shares and/or securities giving access to the share capital reserved for members of a Company savings plan within the limit of a nominal amount of capital increase of €35.2 million. This authorisation would be granted for a period of 26 months.

It will be proposed to cancel the previous authorisation granted by the General Meeting of 3 July 2002 in its eleventh resolution, which has not been used and to approve a new authorisation.

■	Authority to be given to the Board of Directors to reduce the share capital by the cancelling of shares. This authorisation would be granted for a period of 24 months.

It will be proposed to renew the authorisation previously granted by the General Meeting of 24 July 2001 which will expire on next 24 July and to authorise the Board of Directors, for a period of twenty-four months, to reduce the stock capital of up to 10% of its amount by cancelling all or part of the shares that would be repurchased by the Company under any share repurchase authorisation granted by the General Meeting of the Shareholders.

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Share Capital

CHANGES IN SHARE CAPITAL

	Number of shares issued	Nominal Amount	Paid in Capital amount	Resulting total number of shares	Total amount of share capital
		in FRF	in FRF		in FRF
31 March 1998				2,500	250,000
Stock split and exchange of 5 new shares nominal value FRF 40 for 2 old shares nominal value FRF 100	6,250	—	—	6,250	250,000
Capital increase with preferential subscription rights	6,250	250,000	2,000,000	12,500	500,000
Capital increase resulting from the contribution in kind made by Marconi plc.	99,993,750	3,999,750,000	17,498,906,250	100,006,250	4,000,250,000
Capital increase resulting from the contribution in kind made by Alcatel	93,947,534	3,757,901,360	16,440,818,450	193,953,784	7,758,151,360
Capital increase resulting from the contribution in kind made by Société Kléber Lauriston	5,996,651	2,398,660,040	1,049,413,925	199,950,435	7,998,017,400
Capital increase reserved for Alcatel	49,565	1,982,600	8,673,875	200,000,000	8,000,000,000
Capital increase offered to the public at the time of the IPO	9,756,098	390,243,920	1,609,756,170	209,756,098	8,390,243,920
Capital increase resulting from the exercise of the warrants	1,000,436	40,017,440	165,071,940	210,756,534	8,430,261,360
Capital increase reserved for employees	2,941,869	177,674,760	373,617,363	213,698,403	8,547,936,120

31 March 1999				213,698,403	8,547,936,120
		in €	in €		in €

31 March 2000				213,698,403	1,282,190,418
Capital increase reserved for employees	1,689,056	10,134,336	30,403,008	215,387,459	1,292,324,754

31 March 2001	—	—	—	215,387,459	1,292,324,754
	—

31 March 2002	—	—	—	215,387,459	1,292,324,754
Capital increase with preferential subscription rights	66,273,064	397,638,384	238,583,030	281,660,523	1,689,963,138

31 March 2003				281,660,523	1,689,963,138

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Share Capital

OWNERSHIP OF ALSTOM SHARES OVER THE LAST THREE FISCAL YEARS

	31 March 2003		31 March 2002		31 March 2001
	Shares	% of the share capital and voting rights	Shares	% of the share capital and voting rights	Shares	% of the share capital and voting rights
Franklin Resources, Inc.(1)	28,589,922	10.15%	27,581,103	12.80%	15,160,224	7.03%
Caisse des Dépôts et Consignations	9,375,168	3.32%	4,307,972	2.00%	—	—
Société Générale Group	6,246,153	2.22%	3,516,805	1.63%	3,030,876	1.41%
Crédit Agricole Asset Management(2)	1,423,203	0.51%	3,183,566	1.47%	—	—
Marconi Corporation plc(3)	—	—	—	—	12,200,640	5.66%
Alcatel	—	—	—	—	12,200,640	5.66%
Employees(4)	4,199,940	1.50%	3,944,839	1.90%	4,202,159	1.95%
Public	231,826,137	82.30%	172,853,174	80,20%	168,592,920	78.29%
Total	281,660,523	100%	215,387,459	100%	215,387,459	100%

(1)	Shares held through various investment funds and unit trusts. Non resident shareholder.
(2)	Share held through various investment funds.
(3)	Non resident shareholder.
(4)	Shares held by employees participating in the ALSTOM Group savings plan.

We received a shareholding threshold notification from Franklin Resources, Inc. on 12 May 2003, notifying us that it holds through various investment funds and unit trusts as of this date 23,124,138 shares representing 8.21% of our share capital.

We received a shareholding threshold notification from Atout france on 31 March 2003, notifying us that its shareholding has decreased below 0.5% of our share capital as of this date (1,423,203 shares representing 0.35% of our share capital).

To the knowledge of ALSTOM, on the basis of declarations received (however excluding notifications received from global custodians), there is no other shareholder holding, directly or indirectly, more than 0,5% of the share capital (statutory threshold) and voting rights of the Company.

Further to the public offering carried out jointly between Alcatel and Marconi plc, in the course of which they sold 35,538,930 shares each (representing 16.5% of the share capital of ALSTOM each) on 14 February 2001, Alcatel and Marconi plc each sold in June 2001 all their remaining 5.7% shareholding in the capital of ALSTOM.

To the knowledge of ALSTOM, there is no shareholders’ agreement concerning its share capital. 23,304 shares are held by the Directors of the Company and 77,383 shares by the members of the Executive Committee, representing in total approximately 0.04% of ALSTOM’s share capital (103,687 shares).

ALSTOM does not hold, directly or indirectly (through companies controlled by it), any of its own shares and each director holds at least the number of shares required by the Articles of Association.

There are no double voting rights or voting rights restrictions.

A request made by ALSTOM to obtain information on the holders of its bearer shares showed that there were approximately 300,000 bearer shareholders as of 30 September 2002.

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Share Capital

SECURITIES OR RIGHTS GIVING ACCESS TO ALSTOM’S SHARE CAPITAL

There are no securities or rights that give access to the share capital, other than the options to subscribe for new shares which have been granted by ALSTOM .

AUTHORISATIONS TO ISSUE DEBT SECURITIES

The Ordinary and Extraordinary Shareholders’ meeting held on 24 July 2001 authorised the Board of Directors, for a period of five years, as from the date of the Shareholders’ Meeting to issue any kind of debt securities within the limit of a total nominal amount of €2.5 billion.

This authorisation has not been used during fiscal year 2002 and fiscal year 2003.

REPURCHASE OF SHARES

The Ordinary and Extraordinary Shareholders’ Meeting held on 3 July 2002 authorised the Board of Directors, pursuant to article L. 225-209 of the Code de commerce, to purchase through a stock exchange or otherwise, and by any means, ALSTOM’ s shares within the limit of a number of shares representing 10% of ALSTOM’s share capital as at 31 March 2002, i.e. 21,538,745 shares and for a maximum aggregate purchase price of €861,549,800.

Acquisitions of shares may be made with a view towards stabilising share prices, distributing shares to current and former employees, or executive officers of the Group, its affiliated companies as defined in article L.225-180 and L.233-16 of the French Code de Commerce and in particular in connection with stock option plans that may be granted, and in order to hold, sell, transfer or exchange the shares purchased in connection with any financial transactions as well as in connection with the general and financial management of the share capital and ALSTOM’s stockholders’ equity, in particular with respect to its financing needs. The shares acquired may also be cancelled under the conditions laid down by law.

The purchase, sale, transfer or exchange of shares may occur, in accordance with the rules enacted by the relevant regulatory bodies, on or off the stock exchange, at any time, including at the time of any take-over bid, and by all means, including through the use of any financial instrument notably through optional transactions such as the purchase and sale of put or call options. The purchase price shall not exceed €40 per share (including costs), and the sale price shall be at least €10 per share (including costs), except in the case of a particular legal provision.

This share purchase programme, for which ALSTOM issued an information memorandum which received the visa no. 02-675 from the Commission des opérations de bourse on 4 June 2002 has not been implemented by ALSTOM.

The cancellation of this authorisation and its renewal for a period of one year within the conditions set forth in COB regulations number 98-02 and 98-04 as amended will be proposed to the next Shareholders’ General Meeting scheduled on 23 June 2003 on first call and if the quorum is not met on 2 July 2003 on second call. The number of shares which could be purchased under this authorisation would not exceed 10% of the share capital as of 31 March 2003, i.e. 28,166,052 shares. The maximum purchase price and the minimum sale price proposed are €20 and €1.25 respectively.

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Share Capital

STOCK MARKET INFORMATION

The ALSTOM shares are listed on Euronext Paris (“Premier Marché”—Euroclear France code 12019), on the London Stock Exchange (Official List) and on the New York Stock Exchange. The shares were excluded from the CAC 40 Index since 3 April 2002.

Volumes and share prices on EURONEXT Paris (Premier Marché)

Month	Total Volume in shares	Daily average Volume in shares	Total volume	Daily average amount	Opening price on the last day of the month	High price of the month	Low price of the month
			In € thousand	In € thousand	In €	In €	In €
2001
October	78,108,043	3,396,002	1,212,119.15	52,700.83	17.20	17.90	12.85
November	99,832,046	4,537,820	1,331,924.15	60,542.00	13.51	17.60	11.46
December	38,907,441	2,161,525	499,946.68	27,774.82	12.09	14.30	11.64

2002
January	49,782,341	2,262,834	665,863.49	30,266.52	13.38	14.69	12.25
February	28,381,219	1,419,061	365,775.90	18,288.79	13.43	13.98	12.36
March	62,034,282	3,101,714	930,355.52	46,517.78	15.40	16.30	13.45
April	37,842,946	1,802,045	555,618.30	26,458.01	14.45	15.50	14.00
May	33.312,333	1,514,192	443,021.71	20,137.35	13.18	14.63	12.01
June	68,461,332	3,423,067	724.589.62	36,229.48	10.89	12.62	9.2
July	49,637,579	2,158.156	512.,784.07	22,294.96	10.13	11.56	8.75
August	46,341,110	2,106,414	367,518.58	16,705.39	7.88	9.9	6.13
September	52,561,722	2,502,939	295,356.92	14,064.62	3.98	7.83	3.7
October	71,926,227	3,127,227	310,393.39	13,495.36	5.08	5.58	3.25
November	64,716,106	3,081,624	413,317.73	19,681.80	7.3	8.03	5.03
December	45,362,283	2,268,114	272,596.28	13,629.81	4.75	7.89	4.62

2003
January	47,248,564	2,147,662	236.853.00	10,766.05	4.55	5.77	4.34
February	49,887,187	2,491,859	182,135.48	9,106.78	2.85	4.85	2.61
March	303,142,720	14,435,368	468,553.11	22,312.05	1.43	2.99	0.97
April	112,330,794	5,616,540	184,617.07	9,230.86	1.77	1.84	1.52

Source: Euronext Paris (“Brochure Emetteur”).

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Share Capital

Average volumes and share prices on the London Stock Exchange and on the New York Stock Exchange

	London Stock Exchange			New York Stock exchange (ADS)
	Volume	Daily average Price high	Price low	Volume	Daily Average Price high	Price low
		In £	In £		In USD	In USD
2001	774	1,225	737.5	52,625	15.75	10.35
Fourth quarter
2002
First quarter	874	850	725	31,573	14.29	10.77
Second quarter	567	875	625	27,580	13.64	9.45
Third quarter	692	700	312.5	30,378	11.58	3.73
Fourth quarter	514	375	287.5	55,609	7.81	3.05
2003
First quarter	1,104	310	87.5	66.638	6.1	1.28

Source: Bloomberg

SHAREHOLDER INFORMATION

In fiscal year 2003, ALSTOM continued its active communication and information policy targeting private as well as institutional shareholders, both in France and in other countries.

The Group once again held a series of information meetings with institutional investors based in France, Germany, the United Kingdom, Switzerland, the United States and Canada.

In addition to its annual and interim reports, ALSTOM communicates with its shareholders through a number of media, including a ‘Shareholders’ Letter’ twice a year and on the occasion of any major Group event.

ALSTOM also took advantage of the possibilities offered by its Internet site, www.alstom.com, to provide up-to-date information on the share price, an e-mail news service, recent press releases, details of shareholder events, as well as a practical guide to being an ALSTOM shareholder. Visitors could view recorded webcasts of the Annual General Meeting of Shareholders as well as our results announcements.

ALSTOM has also developed opportunities for exchange and dialogue apart from the Annual General Meeting of Shareholders. The Group organised information meetings at Clermont-Ferrand, France. It also took a stand at the Actionaria Shareholders’ Fair held in November in the Palais des Congrès in Paris, and organised a site visit of our Saint-Nazaire shipyard in September. Invitations to future events are available on request by contacting the Investor Relations Department.

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Share Capital

In the context of a net loss for fiscal year 2002/03, it was decided to propose to the Annual General Shareholders Meeting on 2 July 2003 not to pay a dividend.

Shareholder Structure at 30 September 2002

Investor Relations contacts

The English and French-speaking Investor Relations team, based in Paris, France, can be contacted via telephone, fax or e-mail at ALSTOM’s Head Office:

Jean-Georges Micol

Investor Relations

ALSTOM

25, avenue Kléber

75116 Paris—France

Tel: 33.1.47.55.22.50

Fax 33.1.47.55.25.90

E-mail: investor.relations@chq.alstom.com

Information for shareholders including current share price, recent press releases and details of shareholder events can be found on ALSTOM’s web site: http:www.alstom.com

English and French language versions of ALSTOM’s annual report 2002/03 are available on request from the Investor Relations team.

■	France—Toll free number: 0800 50 90 51

■	UK—UK Depositary Receipt Holders may contact our UK Share Registration Agent, Lloyds-TSB Registrars on shareholder helpline: 0870 600 39 64

■	US—American Depositary Receipt Holders may contact our US Registration Agent, the Bank of New York on shareholder helpline: 1 888 BNY ADR (toll-free)

Listed on Euronext Paris, New York, London

Security codes:	EUROCLEAR: 12019 CUSIP: 021244108

Indices:	SBF 120 EURONEXT 100

Shareholders’ diary

14 May:	Annual Results announcements for fiscal year 2003
12 June:	Shareholders’ information meeting in Marseille
2 July:	Annual General Meeting (second call)
16 July:	Orders and Sales for the first quarter
25 September:	Shareholders’ Information meeting with Cortal in Paris
13 November:	Half Year Results
21-22 November:	Actionaria Fair
11 December:	Shareholders’ information meeting in Paris

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Information on the Company

IDENTITY OF THE COMPANY

Company name and registered office

ALSTOM

25, avenue Kléber

75116 Paris

France

Legal form, applicable legislation, and competent juridictions

Limited liability company (French “société anonyme à conseil d’administration”) incorporated under the laws of France and regulated notably by the French Commercial Code (“Code de commerce”).

Duration

ALSTOM was incorporated under the name “JOTELEC” on 17 November 1992 and its existence will expire on 17 November 2091, unless it is earlier dissolved or its life is extended.

Registration number

389 058 447 Paris

Industry code

625 E

SUMMARY OF KEY PROVISIONS OF THE ARTICLES OF ASSOCIATION

Purpose of the company

(article 3 of the Articles of Association)

The objects of ALSTOM are directly or indirectly:

■	The conduct of all industrial, commercial, shipping, financial, real property and asset transactions in France and abroad, notably in the following fields:

•	Energy;
•	Transmission and distribution of energy;
•	Transport;
•	Industrial equipment;
•	Naval construction and repair work;
•	Engineering and consultancy, design and/or production studies and general contracting associated with public or private works and construction; and
•	More generally, activities related or incidental to the above;

■	Participation, by every means, directly or indirectly, in any operations which may be associated with its objects, by the creation of new companies, capital contributions, subscription or purchase of stocks or rights, merger with such companies or otherwise; the creation, acquisition, lease or take over of business goodwill or businesses; the adoption, acquisition, operation or sale of any processes and patents concerning such activities; and

■	Generally undertaking all industrial, commercial, financial and civil operations and real property and asset transactions that may be directly or indirectly associated with ALSTOM’s objects or with any similar or related object.

Furthermore, ALSTOM can take an interest, of whatever form, in any French or foreign business or organisation.

Fiscal year

(article 18 of the Articles of Association)

From 1 April to 31 March.

Inspection of legal documents

The Articles of Association, minutes of shareholders’ Meetings and other corporate documents are available for inspection at ALSTOM’s registered office.

Shareholders’ Meetings

(article 15 of the Articles of Association)

Convening and proceedings—Agenda

Ordinary and Extraordinary General Meeting, satisfying the legal conditions for quorum and majority voting, exercise the powers respectively attributed to them by the law. They are convened in accordance with the rules and the terms laid down by law.

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Information on the Company

Meetings are held at the registered office of ALSTOM or at any other place determined by the board, either within the “département” in which the registered office is located or in any other French territory.

The agenda of the meeting is drawn up by the Board of Directors if the Board has called the meeting and, if not, by the person calling the meeting. However, one or more shareholders satisfying the conditions laid down by law may request the inclusion of draft resolutions on the agenda. Questions not appearing on the agenda may not be considered.

Admission and representation

Ordinary and Extraordinary General Meetings are made up of all shareholders without distinction between the class of shares which they hold.

In all shareholders’ meetings, holders of registered shares will not be entitled to vote unless their shares are registered under their names at the latest two days before the meeting and remain so registered until the end of such meeting. Holders of bearer shares must, two days at the latest before the date of such meeting, provide evidence that they have deposited their securities under French legal conditions or produce one of the certificates described in Article 136 of the French decree of 23 March 1967. These time periods may be changed by the Board of Directors.

Any shareholder who has voted by correspondence or designated a proxy by presenting a certificate of immobilisation delivered by the share depository, may nevertheless sell all or part of the shares by which he has cast his vote or his designation, provided that he notifies the issuing company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than noon on the day prior to the meeting.

A shareholder may arrange to be represented by another shareholder or by his or her spouse.

However, holders of shares listed in the 3rd paragraph of article L.228-1 of the Code de Commerce can be represented by a registered intermediary in the conditions set down by law.

Shareholders may vote by proxy or by postal vote at General Meetings under the conditions laid down by law.

The Board of Directors shall have the powers to organise, within the limits of the law, the participation and voting of the shareholders by visioconference or any other telecommunication means permitting the identification of such shareholders. Where relevant, this decision of the Board shall be communicated in the notice of the meeting and/or the invitation to attend. The shareholders who participate by visioconference or by any of those other telecommunication means shall be deemed present for purposes of the calculation of the quorum and majority.

Voting rights

Each member of the meeting is entitled to one vote for each share held. At all Ordinary, Extraordinary or Special General Meetings, the voting right on shares shall, in cases where such shares are subject to usufruct (life interest), be exercisable by the the usufructuary. There are no double voting rights.

Notification of holdings exceeding certain percentages

(article 7 of the Articles of Association)

In addition to the legal obligation to notify ALSTOM of certain shareholding levels set forth in articles L. 233-7 to L. 233-11 of the Code de commerce, any individual or legal entity acquiring a number of ALSTOM shares giving a shareholding in excess of 0.5% of the total number of shares issued must notify ALSTOM by letter, fax or telex of the total number of shares that he possesses within fifteen days of this threshold being exceeded. Notification is to be repeated under the same conditions whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%. To determine these thresholds, both indirectly held

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shares and shares classified with shares owned (as defined by the provisions of articles L. 233-7 et seq. of the Code de commerce) should also be taken into account.

In each of the above-mentioned notifications, the declaring person must certify that the notification includes all shares held or owned in the sense of the preceding paragraph. Such notification must also indicate the acquisition date(s). In the event of non-observance of the above provisions and in accordance with the conditions and levels established by law, a shareholder shall lose the voting rights relating to the shares in excess of the thresholds which should have been notified, if one or more shareholders holding at least 3% of the share capital so require(s).

Any shareholder whose shareholding falls below one of the above-mentioned thresholds is also under an obligation to notify ALSTOM within the same length of time (i.e. 15 days) and by the same means.

Identification of holders of bearer shares

(article 7 of the Articles of Association)

ALSTOM may, under the conditions laid down by the legal and regulatory provisions in force, request any officially authorised organisation or intermediary to pass on all information concerning its shareholders or holders of its stock conferring an immediate or subsequent right to vote, their identity and the number of shares that they hold.

Appropriation of income

(article 20 of the Articles of Association)

The profits for fiscal year consist of the revenues relating to the preceding fiscal year, less overheads and other company expenditure including provisions and depreciation allowances.

At least 5% is set aside from the profits less any previous losses if appropriate to form the legal reserve fund. This provision ceases to be mandatory once the value of the fund reaches one-tenth of the share capital.

The remainder (less the above deductions) of the retained earnings and withdrawals from the reserves which the General Meeting has at its disposal shall, if the General Meeting so desires, be distributed among the shares, once the sums carried forward by the said meeting or transferred by it to one or more reserve funds have been deducted.

After the accounts have been approved by the General Meeting, any losses are carried forward to be charged against the profits of subsequent fiscal years until they are cancelled out.

Each shareholder may be granted, at the General Meeting, for all or part of the dividend or interim dividend to be distributed, an option to be paid the dividend or interim dividends in cash or in shares of ALSTOM, under the current legal and regulatory conditions.

Dividends not claimed at the expiration of a five-year period are paid to the French Tax Entity Trésor Public.

AUDITORS

Statutory auditors

Barbier, Frinault & Autres, Ernst & Young

represented by Mr. Gilles Puissochet

41, rue Ybry

92576 Neuilly-sur-Seine Cedex

France

Deloitte Touche Tohmatsu

represented by Mr. Alain Pons

185, avenue Charles-de-Gaulle

B.P. 136

92203 Neuilly-sur-Seine Cedex

France

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Information on the Company

The statutory auditors were appointed by the Ordinary General Meeting of 26 March 1998. Their mandate of six fiscal years will expire at the Ordinary General Meeting called to consider the accounts for fiscal year ending 31 March 2003.

It will be proposed to the shareholders’ meeting scheduled for 23 June 2003 on first call and 2 July 2003 on second call, if the quorum is not met on first call, to renew the mandate of the statutory auditors for a period of six fiscal years, expiring at the Ordinary General Meeting called to consider the accounts for the fiscal year ending 31 March 2009.

Deputy auditors

Mr. Francis Scheidecker

41, rue Ybry

92576 Neuilly-sur-Seine Cedex

France

Deloitte Touche Tohmatsu—Audit

185, avenue Charles-de-Gaulle

B.P. 136

92203 Neuilly-sur-Seine Cedex

France

The deputy auditors were appointed by the ordinary general meeting of 26 March 1998. Their mandate of six fiscal years will expire at the ordinary general meeting called to consider the accounts for fiscal year ending 31 March 2003.

It will be proposed to the shareholders’ meeting scheduled for 23 June 2003 on first call and 2 July 2003 on second call, if the quorum is not met on first call, to appoint Mr Pascal Macioce as deputy auditor to Barbier Frinault et Autres, to replace Mr Francis Scheidecker and to appoint the company BEAS as deputy auditors to Deloitte Touche Tohmatsu to replace Deloitte Touche Tohmatsu —Audit for a period of six fiscal years, expiring at the Ordinary General Meeting called to consider the accounts for the fiscal year ending 31 March 2009.

Statutory auditors fees during fiscal year 2003

	Barbier Frinault et Autres Ernst & Young		Deloitte Touche Tohmatsu
	Amount in millions €	%	Amount in millions €	%
Audit
• Statutory auditors diligence, certification, review of individual and consolidated accounts	5.9	57%	5.9	35%
• Audit related assignments	3.9	37%	8.7	52%
Sub-total	9.8	94%	14.6	87%

Other services
• Legal, tax, social*	0.6	6%	1.6	9%
• Information technology	—	—	0.2	1%
• Other	—	—	0.5	3%
Sub-total	0.6	6%	2.3	13%

TOTAL	10.4	100%	16.9	100%

*	Principally outside France.

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ACTIVITY OF THE HOLDING COMPANY

ALSTOM is the holding company of the ALSTOM Group. ALSTOM investments consists exclusively of the shares of ALSTOM Holdings. ALSTOM centralises a large part of the external financing of the Group and directs the funds so obtained to its subsidiary ALSTOM Holdings through loans and current account. Fees from its indirect subsidiaries for the use of the ALSTOM name are ALSTOM’s main other source of revenue. For more information, see “Statutory Accounts”.

ENVIRONMENTAL AND SOCIAL INFORMATION

Information given pursuant to article L 225-102-1 of the Code de Commerce:

ALSTOM, the parent company of the ALSTOM Group, has no employees and no industrial or commercial activity.

Fundamental Conventions of the International Labour Organisation—ALSTOM seeks to ensure compliance by its French and overseas subsidiaries of the fundamental Conventions of the International Labour Organisation, understood as:

■	equal opportunities and non-discrimination in the workplace (conventions 110 and 111),

■	freedom of association – freedom to form unions or to adhere to unions and freedom to bargain collectively with employers (conventions 97 and 98),

■	child labour—ban on employment of children under 15 years of age and under 18 years of age for ‘high risk’ jobs (conventions 138 and 182),

■	forced labour—ban on use of forced labour, slavery and use of imprisoned workers (conventions 29 and 105).

Our ‘Code of Ethics’ is incorporated in the collection of the Group’s policies and instructions (known as the e-Book) which is available through the Group’s Intranet to all employees world-wide.

The ‘Code of Ethics’ stipulates that all employees must comply with the laws, regulations and requirements relating to their job, location and environment and must avoid activities which would involve ALSTOM in any unlawful practice. Compliance with the policies and instructions contained in the e-Book is obligatory. An internal audit team routinely checks our Units throughout the world for compliance with the Corporate Instructions contained therein.

We believe therefore that in almost all countries in which the Group operates, the countries’ labour law complies with fundamental ILO conventions, and that we respect these laws. In addition, the ‘e-Book’ stipulates a policy of equal opportunity and non-discrimination in the workplace. We do not believe that any of our operations employ child or forced labour of any kind. However, some of the Group’s operations may be run under jurisdictions which do not respect all ILO conventions, such as freedom of association (conventions 97 and 98). So far, we have not introduced measures to ensure systematic monitoring of our suppliers’ compliance with the fundamental ILO conventions listed above.

Impact of foreign subsidiaries operations on regional development and local populations—Our foreign subsidiaries take into account the impact of their operations on regional development and local populations principally through observance of the Group’s environmental health and safety policy, which is monitored on a site by site basis. Impact on regional development in terms of employment is monitored and reported by our human resources network.

Foreign subsidiaries’ environmental objectives—With respect to environmental objectives assigned to our foreign subsidiaries, all sites in principle monitor and measure performance on a wide range of such issues. Our Environment, Health and Safety (EHS) function has elaborated a ‘road-map’ methodology which is used by external auditors to grade each site in terms of its performance. Our environmental management plan requires that each site measure its water, raw material and energy consumption and waste production. We assign target improvements in each of these areas as necessary.

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We do not assign explicit objectives in respect of biological stability, natural environments or protected species of animals and wildlife, though some of our sites are involved in local initiatives to preserve local wildlife.

While we do not assign objectives in respect of environmental certification, 38 of our Power Sector sites, 8 Transport Sector sites and 20 Transmission & Distribution sites are currently ISO 14001 or EMAS certified. Our internal ‘road-map’ methodology is based on a management system approach, linked to performance.

We carry out environmental assessment on a site by site basis and during fiscal year 2002/03 such assessment covered 168 of our operating units. This assessment programme aimed to evaluate the current and historical environmental impact of each site’s activities and where necessary, will lead to further on-site investigation, and elaboration of a remedial action plan in fiscal year 2003/04.

In most of the jurisdictions in which we operate our industrial activities are subject to operating permits, licenses or/and authorisations and most must comply with these permits, licences or authorisations and are subject to regular administrative inspections. Through our internal methodology, which is externally audited, we control each site’s compliance in this respect, including operating units of our foreign subsidiaries.

We do not currently consolidate our expenditure on environmental impact prevention, but we believe that all our sites have adequate environmental management systems in place. Each site employs an environmental, health and safety manager responsible for allocating resources to the reduction of environmental risk and for reporting on and managing environmentally-damaging accidents, should such accidents arise. These environmental health and safety managers are trained on a regular basis, as are the Group’s Unit Managing Directors: in fiscal year 2002/03, 106 Unit Managing Directors underwent a two-day training session, while 80 EHS managers followed a longer, and more in-depth technical programme.

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Simplified organisation chart

as of 31 March 2003

*	We have reorganised our Power Sector in three new Sectors: Power Turbo-Systems, Power Service and Power Environment. This reorganisation is effective as from 1 April 2003. No company listed above has an activity exclusively dedicated to one of these three new Sectors, except ALSTOM Power Centrales (France) which is dedicated to the Power Turbo-Systems Sector, ALSTOM Power Service GmbH (Germany) which is dedicated to the Power Service Sector, and ALSTOM Power Boiler GmbH (Germany) which is dedicated to the Power Environment sector.

Nota: Unless otherwise stated, companies are wholly owned—Each number in a box indicates the ultimate holding company with the same number that holds its shares.

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Information on the Annual Report

Free translation of a French language original prepared for convenience purposes only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

Information on the Annual Report

PERSONS ASSUMING THE RESPONSIBILITY OF THE DOCUMENT

To my knowledge the information contained in this “Reference Document” is accurate; it contains all information necessary to an investor to evaluate the assets, the activities, the financial situation, the results of operations and the prospects of ALSTOM. There is no other information the omission of which would alter the scope thereof.

Paris, 27 May 2003 The Chairman & Chief Executive Officer Patrick Kron

PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

As statutory auditors of ALSTOM and pursuant to Rule 98-01 of the Commission des opérations de bourse and professional standards applicable in France, we have performed certain procedures on the information contained in this “Reference Document” relating to the historical financial statements of the Company.

The Chairman and CEO of ALSTOM is responsible for the preparation of the “Reference Document”. Our responsibility is to report on the fairness of the information presented in the “Reference Document” relating to the financial situation and the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the “Reference Document” in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the company obtained during the course of our engagement. When reading the forward looking information determined according to a structured process, we took into account the assumptions used by management and the amounts obtained by applying these assumptions.

We have audited in accordance with professional standards applicable in France the statutory and the consolidated financial statements of the Company prepared in accordance with accounting principles generally accepted in France for each of the fiscal years ended March 31, 2001, 2002 and 2003, approved by the Board of Directors. We expressed an unqualified opinion on such financial statements.

In the reports on the statutory and consolidated financial statements of the Company for the year ended 31 March 2003, without qualifying our opinion, we drew attention to the Notes 1—“Basis of preparation of the statutory accounts” and 1 (b)—“Basis of preparation of the consolidated accounts” which highlight the fundamental principles, the main assumptions and certain additional matters used by the Board of Directors to approve the statutory and consolidated financial statements.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the “Reference Document”.

Neuilly-sur-Seine, 27 May 2003

The Statutory Auditors

BARBIER FRINAULT & AUTRES	DELOITTE TOUCHE TOHMATSU
ERNST & YOUNG

Gilles Puissochet	Alain Pons

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Information on the Annual Report

RECONCILIATION WITH COB REGULATIONS

To facilitate the reading of this “Document de référence”, the table of contents below lists the main headings required to be covered under the French “Commission des Opérations de Bourse” (COB) rule no. 98-01 and modified under rule no. 2000–07 and the corresponding pages of this “Document de référence” where such required information is located.

This “Document de référence” was filed with the “Commission des opérations de bourse” on 28 May 2003 in accordance with the COB regulation (“Règlement n° 98-01”).

It may be used in connection with an offering of securities if it is accompanied by a prospectus (“Note d’Opération”) for which the “Commission des opérations de bourse” has issued a visa.

Reconciliation table

Sections	Items	Page
1.1	Responsibility for the accuracy of this document	209
1.2	Certification	209
1.3	Names and addresses of statutory auditors	204-205
1.4	Communication policy	200-201
3.1	General information about ALSTOM	202-204
3.2	General information concerning the share capital	194-200
3.3	Share capital and voting rights	197
3.4	Stock market information	199-200
3.5	Dividends	178
4.1	Presentation of ALSTOM and of the ALSTOM Group	5-30
4.3	Employees	31-32
4.4	Investment policies	13; 20; 25; 45; 75-76
4.7	Risks	147-161
5.1	Financial statements	91-145; 163-176
6.1	Management	181-188
6.2	Directors and management participation in share capital	191-193
6.3	Employee participation	193; 197
7.1	Recent developments	43
7.2	Outlook	44

Annual Report 2003

Forward-Looking Statements:

This Annual Report contains, and other written or oral reports and communications of ALSTOM may from time to time contain, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward-looking statements include, but are not limited to (i) projections or expectations of sales, orders received, income, operating margins, dividends, provisions, cash flow, debt or other financial items or ratios, (ii) statements of plans, objectives or goals of ALSTOM or its management, (iii) statements of future product or economic performance, and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims”, “plans” and “will” and similar expressions are intended to identify forward looking statements but are not exclusive means of identifying such statements. By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on management’s current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors include: (i) the inherent difficulty of forecasting future market conditions, level of infrastructure spending, GDP growth generally, interest rates and exchange rates; (ii) the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices; (iii) the effects of currency exchange rate movements; (iv) the effects of competition in the product markets and geographic areas in which ALSTOM operates; (iv) the ability to increase market share, control costs and enhance cash generation while maintaining high quality products and services; (v) the timely development of new products and services; (vi) the impact of our high levels of indebtedness; (vii) the ability to renegotiate or renew our existing credit lines and to meet the financial and other covenants contained in these credit lines; (viii) difficulties in obtaining bid, performance and other bonds with customary amounts or terms; (ix) the timing of and ability to meet the cash generation and other initiatives of the new action plan, particularly, the ability to dispose of the Transmission and Distribution business and certain real estate assets on favourable terms or in a timely fashion; (x) the availability of external sources of financing on commercially reasonable terms; (xi) the inherent technical complexity of many of ALSTOM’s products and technologies and the ability to resolve effectively and at reasonable cost technical problems that inevitably arise, including in particular the problems encountered with the GT24/26 gas turbines and the UK trains; (xii) risks inherent in large contracts and/or significant fixed price contracts that comprise a substantial portion of ALSTOM’s business; (xiii) the inherent difficulty in estimating future charter or sale prices of any relevant cruise ship in any appraisal of the exposure in respect of the Renaissance Cruises matter; (xiv) the inherent difficulty in estimating ALSTOM’s exposure to vendor financing and other credit risks which may notably be affected by customers’ payment defaults; (xv) the ability to invest in successfully, and compete at the leading edge of, technology developments across all of ALSTOM’s Sectors; (xvi) the availability of adequate cash flow from operations or other sources to achieve management’s objectives or goals; (xvii) the effects of disposals and acquisitions generally; (xviii) the unusual level of uncertainty at this time regarding the world economy in general; (xix) the risk factors described in Part 4 of this Annual Report – “Risks” and (xx) ALSTOM’s success at adjusting to and managing the risks of the foregoing.

The foregoing list is not exhaustive; when relying on forward-looking statements to make decisions with respect to ALSTOM, you should carefully consider the foregoing factors and other uncertainties and events, as well as other factors described in other documents ALSTOM files or submits from time to time with the U.S. Securities and Exchange Commission (“SEC”), including reports submitted on Form 6-K. Forward-looking statements speak only as of the date on which they are made, and ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

This Annual Report is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.